 Filed pursuant to Rule 424(b)(4)
 Registration No. 333-260218
Cian PLC
18,213,400 American Depositary Shares
Representing 18,213,400 Ordinary Shares

This is the initial public offering of Cian PLC. We are offering 4,042,400 American Depositary Shares (“ADSs”) and certain of our existing shareholders (the “Selling Shareholders”) are offering 14,171,000 ADSs, with each ADS representing one ordinary share. We will not receive any proceeds from the sale of ADSs by the Selling Shareholders. Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is $16.00 per ADS.
Our ADSs have been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “CIAN.” Our ADSs have also been approved for listing on the Moscow Exchange (“MOEX”) under the symbol “CIAN.”
We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer.’”
Investing in the ADSs involves risks. See “Risk Factors” beginning on page 16.

	Initial public offering price	Underwriting discounts and commissions(1)	Proceeds, before expenses, to us	Proceeds, before expenses, to the Selling Shareholders
Per ADS	$16.00	$1.168	$14.832	$14.832
Total	$291,414,400	$21,273,251	$59,956,877	$210,184,272

(1)
We refer you to “Underwriters (Conflicts of Interest)” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 18,213,400 ADSs, the underwriters have a 30-day option to purchase up to an additional 2,732,010 ADSs from the Selling Shareholders, on a pro rata basis, at the initial public offering price, less underwriting discounts and commissions.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ADSs to purchasers against payment on November 9, 2021.

Morgan Stanley	Goldman Sachs International	J.P. Morgan
BofA Securities	RenCap	VTB Capital
Alfa CIB	AO Raiffeisenbank	Tinkoff
Prospectus dated November 4, 2021

OUR MISSION

We support people on their journey to a new home through real estate insights and technology

Source: Company information, SimilarWeb, Google Analytics, Frost & Sullivan
Notes: Unless stated otherwise, all 2021 data includes the N1 Group
1.
Based on (i) share of leads to real estate agents and individual sellers in urban sale and purchase in secondary residential real estate in Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk as of 1Q 2021 and (ii) the number of residential listings for purchases and for rent (excluding short term rentals) (as of April 1, 2021; data for Ekaterinburg and Novosibirsk includes the N1 Group). Regions ranking based on population

2.
By # of monthly visits based on SimilarWeb data used for global classifieds (Zillow (incl. Trulia), Realtor.com, Rightmove, Redfin, REA Group (realestate.com.au),idealista, Apartments.com, SUUMO and ImmoScout) and Google Analytics data for Cian.ru portal as of September 2021 (excluding N1, major real estate classifieds platform acquired by Cian in 2021)

3.
Converted to $ based on $/RUB = 72.3436 (average for 2020)

4.
Sum of real estate agents’ commission pool (~$4 Bn), developers’ advertising budget (~$1 Bn) and mortgage customer acquisition and digital services facilitating transactions market (~$1 Bn). Values converted to $ based on $/RUB = 72.3436 (average for 2020)

5.
Share of online real estate classifieds in total real estate agents’ commissions in the secondary residential and commercial real estate markets in Russia

6.
Based on online real estate classifieds penetration in 2020

Neither we, the Selling Shareholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States. We have also been approved by MOEX in relation to the listing and admission of the ADSs to trading on MOEX.
We are incorporated in Cyprus, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file

i

periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we, the Selling Shareholders nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

ABOUT THIS PROSPECTUS
We have historically conducted our business through iRealtor LLC, a Russian limited liability company (“iRealtor”). iRealtor is a wholly owned subsidiary of Mimons Investments Limited, which in turn is a wholly owned subsidiary of the issuer, Cian PLC. On February 5, 2021, we acquired N1.RU LLC (“N1” and, together with its subsidiaries, the “N1 Group”), a real estate-focused classifieds business that primarily operates in regional cities in Russia, such as Novosibirsk, Ekaterinburg and Omsk (the “N1 Acquisition”).
Except where the context otherwise requires or where otherwise indicated, the terms “Cian,” the “Company,” the “Cian Group,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Cian PLC, in each case together with its consolidated subsidiaries as a consolidated entity, and the term “Issuer” refers to Cian PLC as a standalone company.

MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as SimilarWeb (“SimilarWeb”) and the other third parties stated below.
There are a number of market studies that address either specific market segments, or regional markets, within our industry. However, given the rapid changes in our industry and the markets in which we operate, no industry research that is generally available covers all of the digital real estate classifieds and adjacent market trends we view as key to understanding our industry and our place in Russia, in particular. We believe that it is important that we maintain as broad a view on industry developments as possible. To assist us in formulating our business plan and in anticipation of this offering, we commissioned Frost & Sullivan, a third party market research company, to conduct an independent study of the digital real estate classifieds landscape in Russia, including an overview of macroeconomic, real estate and digital real estate classifieds market dynamics and their evolution over time, an analysis of underlying market trends and potential growth factors, an assessment of the current competitive landscape and other relevant topics, and prepare us a report dated September 7, 2021, titled “Real Estate Advertising Market in Russia” (the “Frost & Sullivan Report”).
In connection with the preparation of the Frost & Sullivan Report, we furnished Frost & Sullivan with certain historical information about our company and some data available on the competitive environment. Frost & Sullivan, in conjunction with third-party experts with extensive experience in the Russian real estate classifieds business, conducted research in preparation of the report, including a study of market reports prepared by other parties, interviews and a study of a broad range of secondary sources including other market reports, association and trade press publications, other databases and other sources. We used the data contained in the Frost & Sullivan Report to assist us in describing the nature of our industry and our position in it. Such information is included in this prospectus in reliance on Frost & Sullivan’s authority as an expert in such matters. See “Experts.”
Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide a precise data on the market or our industry. However, we believe that the market and industry data we present in this prospectus provide accurate estimates of the market and our place in it. Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADENAMES
We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws.
Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

v

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Our financial statements included in this prospectus are presented in rubles and, unless otherwise specified, all monetary amounts are in rubles. All references in this prospectus to “₽,” “rubles” or “RUB” mean Russian rubles, all references to “$,” “dollars” or “USD” mean U.S. dollars and all references to “€,” “euro” or “EUR” mean euro, unless otherwise noted.
The N1 Group's consolidated financial statements as of and for the years ended December 31, 2020 and 2019 have been prepared in accordance with IFRS.
Unaudited Pro Forma Condensed Combined Financial Information
This prospectus presents the unaudited pro forma condensed combined statement of profit or loss and other comprehensive income of the Cian Group for the six months ended June 30, 2021 and the year ended December 31, 2020. The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of the Cian Group and the N1 Group, after giving effect to the N1 Acquisition for the period indicated. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the Cian Group’s historical consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and the year ended December 31, 2020 and the N1 Group’s historical consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020 and give effect to the N1 Acquisition as if it occurred on January 1, 2020, the first day of the fiscal year ended December 31, 2020.
The historical financial information has been adjusted to give pro forma effect for transaction accounting adjustments for the N1 Acquisition. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities, possible or pending asset dispositions, the benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the N1 Acquisition and, accordingly, do not attempt to predict or suggest future results.
The unaudited pro forma condensed combined financial information should be read in conjunction with the financial statements included elsewhere in this prospectus.
Non-IFRS Financial Measures
Certain parts of this prospectus contain non-IFRS financial measures, including Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions. The non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. See “Selected Consolidated Historical Financial and Other Data” for reconciliation of non-IFRS financial measures to the nearest IFRS measures.
Key Performance Indicators
Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” We define certain terms used in this prospectus as follows:
“Average UMV (Unique Monthly Visitors)” means the average number of users and customers visiting our platform (websites and mobile applications) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019, 2018 and their respective semi-annual periods, Average UMV is calculated based on Google Analytics data; for the first half of 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.
We calculate UMV using cookies and count the first time a computer or mobile device with a unique IP address accesses our platform during a month. If an individual accesses our platform using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor.
“Listings” means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period.
“Leads to agents and individual sellers” means the number of times our users clicked to “show” a customer’s phone number on our platform or sent chat messages to agents or property sellers through our platform in a month, calculated as a monthly average for a particular period.
“Paying accounts” means the number of registered accounts, which were debited at least once during a month for placing a paid listing on our platform or purchasing any value-added services, calculated as a monthly average for a particular period.
We calculate the number of paying accounts to include both individual accounts and master accounts, but excluding subordinated accounts, which can be created under one master account by the real estate agencies for their individual agents as part of our virtual agency offering. For further descriptions of individual accounts, master accounts and subordinated accounts, see “Business — Core Classifieds Business — Products and Services We Offer to Customers.”
“Average revenue per paying account” is calculated as listing revenue in the secondary residential and commercial real estate verticals divided (i) by the number of paying accounts for the corresponding period and (ii) by the number of months during the period.
“Average daily revenue per listing” is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period.
“Leads to developers” means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period.
“Average revenue per lead to developers” is calculated as lead generation revenue (within the Core Business segment) for a period divided by the number of leads (to developers) during such period.
All key performance indicators and other data contained in this prospectus, as of and for the periods prior to 2021, exclude the N1 Group data, unless stated otherwise.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in the ADSs, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our audited consolidated financial statements and unaudited interim condensed consolidated financial statements, including the notes thereto, included in this prospectus, before deciding to invest in the ADSs.
Overview
We are a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, ranking among the top ten most popular online real estate classifieds globally, based on the September 2021 Google Analytics traffic data for Cian and SimilarWeb traffic data for other online real estate classifieds. Since our founding in 2001, we have become the most recognized and trusted real estate classifieds brand in the most populous Russian regions, according to the Frost & Sullivan Report, and have expanded our business beyond online real estate classifieds listings to offer additional products and services, which turn real estate searches and transactions into a seamless, transparent and efficient experience. Our mission is to use technology and deep insights into the Russian real estate market to help people on the journey to their perfect new place to live or work.
We operate in the Russian real estate market, which, according to the Frost & Sullivan Report, represented approximately USD 238 billion in 2020 and is only starting to digitalize. Being at the forefront of this digitalization trend and, as we believe, being one of the major driving forces behind it, we see an immediately addressable market opportunity of approximately USD 6 billion (in 2020, based on the Frost & Sullivan Report), which comprises real estate agents’ commissions, developers’ advertising budgets as well as adjacent markets, including mortgage advertising and digital services facilitating transactions. Our core online real estate classifieds market is projected to grow at a compound annual growth rate (“CAGR”) of approximately 27% between 2021 and 2025, according to the Frost & Sullivan Report.
Our networked real estate platform connects millions of our users, the real estate buyers and renters, to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban, for both sale and rent. By offering a unique combination of products, services and insights, we have become a premier destination for our users as well as tens of thousands of our customers, real estate agents, developers, private sellers, landlords and other partners. Our platform aims to provide an end-to-end experience for our customers and users and help them address multiple pain points on their journey to a successful real estate transaction. We strive for our platform to encompass all stages of such journey, from finding the right property and the right buyer or renter, to financing the purchase and ensuring transaction certainty, while allowing participants to transact with ease and efficiency. We derive our revenue:
•
In our Core Business segment, from listing fees in the secondary residential and commercial real estate verticals and lead generation fees in the primary residential real estate vertical, as well as fees for listing value-added services, such as premium and highlighted listings and listing auctions, and other value-added services. In June 2020, we introduced a new subscription-based model for customers, which allows our customers to purchase a monthly subscription with us and combine a number of listings with value-added services, improving efficiency for them and stickiness and monetization for us. For more details, see “Business—Our Real Estate Platform—Core Classifieds Business—Products and Services We Offer to Customers—Subscription Model.” In the first half of 2021, the average share of listings under the subscription model amounted to approximately 41%, as compared to approximately 26% in the second half of 2020. We also charge fees for providing advertising tools through our platform for various parties, primarily real estate developers and banks, which we refer to as our display advertising revenue.

•
In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.

•
In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.

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In our C2C Rental segment, from fees charged to our users for providing end-to-end solutions facilitating seamless online property rentals (including tenant background checks, digital execution of agreements, online payments and insurance).

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In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and facilitate simultaneous sales and purchases, which, we believe, provides for more efficient real estate transactions.

Our users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation and access to a choice of real estate financing options.

Our Networked Platform Connects Multiple Participants

PARTICIPANT	MONETIZATION MODEL
PROPERTY SEARCHERS	*Free access to listings database* *Innovative services*
REAL ESTATE AGENTS, INDIVIDUAL SELLERS AND LANDLORDS	*Paid listings* *Value-added services to enhance visibility* *Innovative services*
REAL ESTATE DEVELOPERS	*Lead generation service* *Display advertising tools*
PARTNERS	*Mortgage Marketplace platform* *Display advertising for partners* *Purchase of analytics & data*

Our networked platform model and our trusted brand have allowed us to achieve the leading position by share of leads to real estate agents and individual sellers and by number of listings in four of the most populous Russian regions, consisting of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, which together, according to the Frost & Sullivan Report, in 2020, accounted for 65%, 41% and 75% of the primary residential, secondary residential and commercial real estate markets in the country, respectively. In the first half of 2021, we had approximately 2.1 million listings available through our platform (excluding N1) and an average UMV of approximately 20.3 million (including N1). In 2020, we had approximately 2.1 million listings available through our platform and an average UMV of approximately 16.5 million. We believe that the quantity and quality of our listings database, as well as our expanding end-to-end value proposition, attract an increasing number of buyers and renters, which results in more transactions conducted based on expressions of interest and inquiries generated through our platform (“leads”), which in turn attracts more real estate agents, developers and landlords posting more listings. We believe that this powerful network effect has allowed us to continuously solidify our market leadership in our core regions of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk and will allow us to continue strengthening and expanding our position in other regions.
Development of new products, services and features is an integral part of our business and we have a long and successful track record of disrupting the online real estate classifieds market through innovation. This culture of innovation and over 20 years of relevant experience allowed us to move beyond the pure online real estate classifieds model and become a fully-fledged, networked real estate platform enabled by cutting-edge technology, which creates value for all real estate market participants. In our Core Business segment, we provide advanced features that make connecting our customers and our users through our extensive database of property listings more efficient, such as: for users, AI-powered property search and virtual 3D property tours; for real estate agents, Pro.Tools which are our advanced lead management toolkit offerings to boost productivity (including call tracking, duplicates and competition notifications, push notification for competition price decreases, detailed lead information and others); and enterprise features for real estate agencies (including integration tools and tools for the management of marketing costs, performance and employees). To deliver our end-to-end value proposition and make searching and transacting even easier and more seamless for all real estate market participants, we have also created, and are continuing to add, innovative services, such as Mortgage Marketplace, Agent Finder, Property Valuation, Online Transaction Services, Home Swap and others. We intend to continue staying at the forefront of innovation by developing new solutions that will help our users to find their perfect properties to rent or buy and our customers to sell or rent out their real estate in the most efficient way.
We are a technology-driven platform and are committed to delivering the most efficient and stress-free experience through the use of cutting-edge technology, especially in view of the rapid pace of technological changes in our industry, such as increasing use of mobile devices in the real estate market and proliferation of new technologies that improve user experience, such as machine learning. We believe that our mobile-first approach, in which we prioritize our users’ reliance on our mobile applications and websites, not only makes finding a new home or office more convenient for our users, but also increases retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. The share of mobile in our average UMV increased to approximately 76.2% in the first half of 2021 from approximately 72.8% in the second half of 2020 and approximately 67.9% in the first half of 2020. Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 66.0% in the first half of 2021 from approximately 64.3% in the second half of 2020 and approximately 63.3% in the first half of 2020.
Our revenue in the year ended December 31, 2020 was RUB 3,972 million, an increase of 10.1% from RUB 3,607 million in the year ended December 31, 2019. Our revenue in the six months ended June 30, 2021 was RUB 2,704 million, an increase of 64.7% from RUB 1,642 million in the six months ended June 30, 2020. Our loss for the year ended December 31, 2020 was RUB 627 million, a decrease of 22.2% from RUB 806 million in the year ended December 31, 2019. Our loss for the six months ended June 30, 2021 was RUB 1,670 million as compared to RUB 405 million in the six months ended June 30, 2020. The increase of our loss was driven primarily by an increase in our share-based payment expense to RUB 1,470 million for the six months ended June 30, 2021 from RUB 249 million for the six months ended June 30, 2020, as a result of the recognition of a portion of our long-term incentive program awards linked to the planned offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. Our Adjusted EBITDA was RUB 181 million for the year ended December 31, 2020 and a negative RUB 376 million for the year ended December 31, 2019. Our Adjusted EBITDA was RUB 51 million for the six months ended June 30, 2021 and negative RUB 52 million for the six months ended June 30,2020. As of June 30, 2021, December 31, 2020 and December 31, 2019, our total indebtedness outstanding under our credit facilities was RUB 542 million, RUB 728 million and RUB 477 million, respectively. Our results were affected by the measures that we introduced in response to the COVID-19 pandemic, including a temporary suspension of monetization of our listing services across all regions in April 2020. In July 2020, we reinstated the monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region. In the first half of 2021, we also reinstated monetization in certain additional regions; however, the monetization in many other regions remains temporarily suspended and its potential reintroduction is being assessed on a region by region basis. We believe that we are already seeing the positive effects of these measures in some of the regions in which we reverted back to the paid model, which is illustrated by an increased number of paid listings as compared to the pre-COVID-19 levels. We believe that we are well-positioned to successfully leverage our scale, expertise and experience to continue growing our business and achieve profitability margins enjoyed by our best-in-class international peers.
Corporate Information
We were incorporated under the name Solaredge Holdings Limited in Cyprus on July 7, 2017 pursuant to the Cyprus Companies Law, Cap. 113 (the “Cyprus Companies Law”). On September 3, 2021, Solaredge Holdings Limited was converted from a private limited liability company into a public limited company, and our name changed pursuant to a special resolution at a general meeting of our shareholders to Cian PLC. Our registered office is located at 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, 6037, Larnaca, Cyprus. Our principal executive office is located at Elektrozavodskaya Ulitsa, 27, Building 8 Moscow, 107023, Russia. The telephone number at this address is +7 (800) 555 3218. Our website address is www.cian.ru. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website for inactive textual reference purposes only.
The following diagram illustrates our corporate structure following the completion of this offering:

CIAN PLC
(formerly Solaredge Holdings Limited)
(CYPRUS)
100%
99%
FASTRUNNER INVESTMENTS LIMITED (CYPRUS)
1%
MIMONS INVESTMENTS LIMITED (CYPRUS)
100%
100%
iREALTOR LLC (RUSSIA)
N1.RU LLC (RUSSIA)
99%
99%
N1 TECHNOLOGIES LLC (RUSSIA)
1%
1%
MLSN LLC (RUSSIA)

Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in the ADSs. Among these important risks are the following:
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our lack of historic profitability and any potential inability to achieve or maintain profitability;

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our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions;

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our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market;

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our heavy dependence on our brands and reputation;

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any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets;

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any downturns in the Russian real estate market and general economic conditions in Russia;

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any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs;

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further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal;

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our ability to establish and maintain important relationships with our customers and certain other parties;

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our ability to successfully implement our strategy;

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our ability to develop and implement new initiatives and to expand our presence in certain regional markets;

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the implementation of our subscription-based model may not materialize as expected;

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any negative effects resulting from updates or changes in search engine algorithms, other traffic-generating arrangements or adjacent products;

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any failure to establish and maintain proper and effective internal control over financial reporting;

•
any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; and

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any new or existing government regulation in the area of data privacy, data protection or other areas.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:
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the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

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not being required to disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find the ADSs less attractive. The result may be a less active trading market for the ADSs, and the price of the ADSs may become more volatile.
We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the ADSs that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosure required of public companies that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:
•
the majority of our executive officers or directors are U.S. citizens or residents;

•
more than 50% of our assets are located in the United States; or

•
our business is administered principally in the United States.

Rights of Certain Principal Shareholders to Nominate and Appoint Directors
As at the consummation of this offering, our board of directors will comprise at least seven, but no more than nine directors. Our articles of association provide Elbrus Capital and Maksim Melnikov the right to, among other things, nominate and appoint a certain number of our directors. At any time when Elbrus Capital’s ownership percentage in aggregate is (i) equal to or greater than 30%, it will have the right to nominate and appoint five directors; (ii) greater than or equal to 5% but less than 30%, it will have the right to nominate and appoint between one and four directors, depending on its exact shareholding; (iii) equal to or greater than 7%, the director(s) appointed by it will have the right to appoint the chairman of the board of directors (who has a casting vote in the event of a tie). In addition, until the date that falls five years from the effective date of this registration statement (the “Rights Expiry Date”), at any time when Maksim Melnikov holds (whether directly or through one or more trusts or nominees acting on his behalf) at least one of our shares, he (or, if applicable, such trust(s) or nominee(s)) has the right to nominate and appoint Maksim Melnikov (and only Maksim Melnikov) as a director. For a detailed description of the rights of Elbrus Capital and Maksim Melnikov in this respect and the implications of this, see “Description of Share Capital and Articles of Association—Appointment of Directors” and “Risk Factors—Risks Relating to Our Organizational Structure—Because of their significant voting power and certain provisions of our articles of association, our principal shareholders will be able to exert control over us and our significant corporate decisions such that minority shareholders have limited influence with respect to the replacement or removal of management and with respect to takeovers, even where a takeover would be beneficial to our shareholders as a whole.”

The Offering
ADSs offered by us
4,042,400 ADSs, each representing one ordinary share.
ADSs offered by the Selling Shareholders
14,171,000 ADSs, each representing one ordinary share.
Ordinary shares to be outstanding after this offering
69,042,400 ordinary shares.
Option to purchase additional
ADSs
The Selling Shareholders have granted the underwriters an option to purchase up to 2,732,010 additional ADSs, on a pro rata basis, within 30 days of the date of this prospectus.
American Depositary Shares
The underwriters will deliver ADSs representing our ordinary shares. Each ADS represents one ordinary share.
As an ADS holder, we will not treat you as one of our shareholders. The depositary, The Bank of New York Mellon (the “depositary”), will be the holder of the ordinary shares underlying your ADSs through its custodian.
You will have rights as provided in the deposit agreement. You may surrender your ADSs and withdraw the underlying ordinary shares as provided, and pursuant to the limitations set forth in the deposit agreement. The depositary will charge you fees for, among other items, any such surrender for the purpose of withdrawal. As described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.
Depositary
The Bank of New York Mellon
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $55.7 million, based on the initial public offering price of $16.00 per ADS, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of ADSs by the Selling Shareholders.
We intend to use the net proceeds from this offering as follows: approximately $29.4 million to repay our obligations outstanding under our Phantom Share Program (for further details, see “Management—Long-Term Incentive Plans”) and the remainder to fund the growth and expansion of our business and other general corporate purposes. See “Use of Proceeds.”
Lock-up
We, the Selling Shareholders, our executive officers, board members and certain other shareholders have agreed, subject to limited exceptions, not to , and not to clause any direct or indirect affiliate to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs, our ordinary shares underlying the ADSs, or any other securities convertible into or exercisable or exchangeable for ADSs or such ordinary shares, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares, or publicly disclose the intention to do any of the above, for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs International and J.P. Morgan Securities LLC, as representatives on behalf of the underwriters. The ADSs of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144. See “Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions on selling the ADSs after this offering.
Dividend policy
We have not declared or paid cash dividends on our ordinary shares in recent years. In the medium term, we intend to retain all available liquidity sources and future earnings, if any, to fund the development and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend on various factors, including our strategy, results of operations, financial condition, cash flow, working capital requirements, our capital expenditures, applicable provisions of our articles of association, restrictions that may be imposed by applicable law or our credit facilities, and other factors deemed relevant by our board of directors.
Further, the terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares. See “Dividend Policy.”
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs.
Conflicts of Interest
Entities affiliated with The Goldman Sachs Group, Inc., the parent of Goldman Sachs International, an underwriter in this offering, and Goldman Sachs & Co LLC, its agent in this offering, beneficially own 14.11% of our outstanding ordinary shares in the aggregate immediately prior to this offering. In addition, such entities will be selling shareholders in this offering and will receive 5% or more of the net offering proceeds.
Because of such ownership interest and receipt of net offering proceeds, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Morgan Stanley & Co. LLC will act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Further, as required by Rule 5121, Goldman Sachs & Co. LLC will not confirm sales of the ADSs to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Underwriters (Conflicts of Interest)” for more information.
Pre-emptive rights
Under the law of Cyprus, existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares and other securities which are convertible into shares or accompanied by the right to subscribe for shares in that company (if shares are issued for cash consideration). Our shareholders have authorized the disapplication of pre emptive rights for a period of five years from the date of the completion of this offering. See “Description of Share Capital and Articles of Association—Pre-emptive Rights.”
Listing
Our ADSs have been approved for listing on the NYSE under the symbol “CIAN.” Our ADSs have also been approved for listing on MOEX under the symbol ‘‘CIAN.’’ No assurance can be given that we will be able to maintain such listings.
The number of our ordinary shares to be outstanding after this offering is based on 65,000,000 ordinary shares outstanding as of June 30, 2021 and, unless started otherwise, excludes approximately 829,000 ordinary shares expected to be issued under the Phantom Share Program (including 200,741 ordinary shares expected to be issued to our CFO). For further details, see “Use of Proceeds” and “Management—Long-Term Incentive Plans.”
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to no exercise by the underwriters of their option to purchase additional ADSs in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The following summary consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position and consolidated statements of cash flows as of and for the years ended December 31, 2020 and 2019 are derived from our audited consolidated financial statements for the years ended December 31, 2020 and 2019, included elsewhere in this prospectus. The summary consolidated statements of profit or loss and other comprehensive income, consolidated statement of financial position and consolidated statement of cash flows as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using the same accounting principles and on the same basis as the year-end financial statements and include all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements.
Our historical results are not necessarily indicative of the results that may be expected for any periods in the future. You should read this summary data together with our financial statements and related notes beginning on page F-1 of this prospectus, as well as the sections of this prospectus titled “Selected Consolidated Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.
Consolidated Statements of Profit or Loss and Other Comprehensive Income
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
(RUB in million, except share and per share data)
Revenue	2,704	1,642	3,972	3,607
Operating expenses
Marketing expenses	(1,129)	(636)	(1,697)	(2,159)
Employee-related expenses	(2,632)	(1,078)	(2,208)	(1,385)
IT expenses	(229)	(143)	(264)	(289)
Depreciation and amortization	(134)	(99)	(200)	(169)
Other operating expenses	(221)	(86)	(180)	(217)
Goodwill impairment	—	—	—	(256)
Total operating expenses	(4,345)	(2,042)	(4,549)	(4,475)
Operating loss	(1,641)	(400)	(577)	(868)
Finance costs	(31)	(36)	(72)	(38)
Finance income	7	4	11	7
Foreign currency exchange loss, net	(27)	—	(1)	(3)
Loss before income tax	(1,692)	(432)	(639)	(902)
Income tax benefit	22	27	12	96
Loss for the period	(1,670)	(405)	(627)	(806)
Total comprehensive loss for the period	(1,670)	(405)	(627)	(806)
Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent(1)	(26)	(7)	(11)	(14)
Basic and diluted weighted average number of ordinary shares(1)	63,751,905	59,433,100	59,433,100	59,433,100

(1)
The basic and diluted loss per share are adjusted based on the share split as part of the capital reorganization. For further details, see Note 16 to our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and Note 21 to our audited consolidated financial statements for the years ended December 31, 2020 and 2019.

Consolidated Statements of Financial Position
	As of June 30,	As of December 31,
	2021	2020	2019
(RUB in million)
Total non-current assets	2,479	659	638
Total current assets	1,208	711	328
Total assets	3,687	1,370	966
Total equity	(251)	(872)	(245)
Total non-current liabilities	212	741	576
Total current liabilities	3,726	1,501	635
Total liabilities	3,938	2,242	1,211
Consolidated Statements of Cash Flows
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
(RUB in million)
Net cash generated from (used in) operating activities	27	(44)	230	(361)
Net cash used in investing activities	(1,725)	(35)	(109)	(130)
Net cash generated from financing activities	2,060	287	182	539
Cash and cash equivalents at the beginning of the period	449	148	148	103
Cash and cash equivalents at the end of the period	810	356	449	148
Other Financial Data: Segment Revenue and Net Margin Data
	Six Months Ended June 30,		Year Ended December 31,
(RUB in million)	2021	2020	2020	2019
Core Business revenue	2,563	1,597	3,822	3,555
Listing revenue	1,697	979	2,383	2,481
Secondary residential real estate	1,333	765	1,819	1,926
Commercial real estate	364	214	564	555
Lead generation revenue(1)	595	407	991	622
Display advertising revenue	267	206	439	440
Other revenue	4	5	9	12
Mortgage Marketplace revenue	119	36	110	34
Listing revenue	—	—	—	—
Lead generation revenue	2	1	3	1
Display advertising revenue	1	3	17	12
Other revenue	116	32	90	21
Valuation and Analytics revenue(2)	21	9	39	18
C2C Rental revenue(2)	1	—	1	—
End-to-End Offerings revenue(3)	—	—	—	—
Revenue	2,704	1,642	3,972	3,607
Loss for the period	(1,670)	(405)	(627)	(806)
Net margin (in %)	(61.8)%	(24.7)%	(15.8)%	(22.3)%

(1)
Originating from the primary real estate vertical.

(2)
All attributed to “Other revenue.” For further details, see Note 4 to each of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and our audited consolidated financial statements for the years ended December 31, 2020 and 2019.

(3)
We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.

Segment Data(1)
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
(RUB in million, unless stated otherwise)
Core Business Adjusted EBITDA	406	110	532	(193)
Mortgage Marketplace Adjusted EBITDA	(232)	(97)	(254)	(153)
Valuation and Analytics Adjusted EBITDA	(36)	(69)	(119)	(81)
C2C Rental Adjusted EBITDA	(71)	(63)	(126)	(65)
End-to-End Offerings Adjusted EBITDA	(66)	—	—	—

(1)
Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table above are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures. The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA include adjustments for lease-related amortization and interest, capitalized development costs, and operating expense related to software licenses. For further details on our segmentation, see Note 5 to our interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and Note 5 to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.

Non-IFRS Measures(1)
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
(RUB in million, unless stated otherwise)
Adjusted EBITDA	51	(52)	181	(376)
Adjusted EBITDA Margin	1.9%	(3.2)%	4.6%	(10.4)%
Core Business Adjusted EBITDA for Moscow and the Moscow region	1,069	615	1,714	1,498
Core Business Adjusted EBITDA for Other regions	(663)	(505)	(1,182)	(1,691)
Core Business Adjusted EBITDA Margin for Moscow and the Moscow region	56.4%	50.2%	57.1%	55.5%
Core Business Adjusted EBITDA Margin for Other regions	(99.4)%	(135.8)%	(143.8)%	(198.0)%

(1)
See the definitions and reconciliations of the non-IFRS measures to the applicable IFRS measures in “Selected Consolidated Historical Financial and Other Data—Non-IFRS Measures.” Also see the discussions in “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating and Financial Performance.”

Other Data(1)
	Six Months Ended June 30,		Year Ended December 31,
	2021(2)	2020	2020	2019
Average UMV (in millions)	20.3	15.2	16.5	13.4
Listings (in millions)	2.1	2.0	2.1	1.9
Thereof: Moscow and the Moscow region	0.3	0.4	0.4	0.4
Thereof: Other regions	1.8	1.6	1.8	1.5
Average daily revenue per listing (in RUB)	4.4	2.7	3.1	3.5
Thereof: Moscow and the Moscow region	21.2	10.3	13.8	13.6
Thereof: Other regions	1.5	0.8	0.8	1.1
Leads to agents and individual sellers (in millions)	9.1	6.5	8.0	6.9
Paying accounts (in thousands)	104.3	85.1	88.6	96.7
Thereof: Moscow and the Moscow region	55.7	49.5	54.9	58.1
Thereof: Other regions	50.4	38.6	36.2	42.9
Average revenue per paying account (in RUB)	1,139	821	625	629
Thereof: Moscow and the Moscow region	1,704	1,120	885	877
Thereof: Other regions	622	429	292	327
Leads to developers (in thousands)	113.8	103.9	244.8	179.6
Average revenue per lead to developers (in RUB)	5,238	3,915	4,046	3,470

(1)
See the definitions of average UMV, listings, leads to agents and individual sellers, paying accounts, average revenue per paying account, average daily revenue per listing, leads to developers and average revenue per lead to developers in “Presentation of Financial and Other Information” and “Selected Consolidated Historical Financial and Other Data—Other Data.”

(2)
Data as of and for the six months ended June 30, 2021 includes the N1 Group from the date of the N1 Acquisition, unless stated otherwise (see “Selected Consolidated Historical Financial and Other Data—Other Data”). Due to rounding, numbers may vary slightly from the numbers presented in our consolidated financial statements included elsewhere in this prospectus.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF THE CIAN GROUP
The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of the Cian Group and the N1 Group, after giving effect to the N1 Acquisition, for the period indicated. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the Cian Group’s historical consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and the year ended December 31, 2020 and the N1 Group’s historical consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020 and give effect to the N1 Acquisition as if it occurred on January 1, 2020, the first day of the fiscal year ended December 31, 2020.
The historical financial information has been adjusted to give pro forma effect for transaction accounting adjustments for the N1 Acquisition. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities, possible or pending asset dispositions, the benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the N1 Acquisition and, accordingly, do not attempt to predict or suggest future results.
The unaudited pro forma condensed combined financial information should be read in conjunction with the financial statements included elsewhere in this prospectus.
The Cian Group Unaudited Pro Forma Condensed Combined Statement of Profit or Loss and Other Comprehensive Income for the six months ended June 30, 2021
	Cian Group (Historical)	N1 Group (from January 1, 2021 to February 5, 2021)	Transaction Accounting Adjustments	Notes(1)	Unaudited Pro Forma Combined
	(RUB in million)
Revenue	2,704	33	—		2,737
Operating expenses:
Marketing expenses	(1,129)	(16)	—		(1,145)
Employee-related expenses	(2,632)	(18)	—		(2,650)
IT expenses	(229)	(1)	—		(230)
Depreciation and amortization	(134)	(2)	(7)	3(a)	(143)
Other operating expenses	(221)	(27)	—		(248)
Total operating expenses	(4,345)	(64)	(7)		(4,416)

Operating loss	(1,641)	(31)	(7)		(1,679)
Finance costs	(31)	—	—		(31)
Finance income	7	—	—		7
Foreign currency exchange gain / (loss), net	(27)	1	—		(26)
Loss before income tax	(1,692)	(30)	(7)		(1,729)
Income tax benefit	22	1	1	3(b)	24
Loss for the period	(1,670)	(29)	(6)		(1,705)

(1)
See section 3 “Pro Forma Adjustments” in “Unaudited Pro Forma Condensed Combined Financial Information.”

The Cian Group Unaudited Pro Forma Condensed Combined Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2020
	Cian Group (Historical)	N1 Group (Historical)	Transaction Accounting Adjustments	Notes(1)	Unaudited Pro Forma Combined
	(RUB in million)
Revenue	3,972	563	—		4,535
Operating expenses:
Marketing expenses	(1,697)	(171)	—		(1,868)
Employee-related expenses	(2,208)	(214)	—		(2,422)
IT expenses	(264)	(29)	—		(293)
Depreciation and amortization	(200)	(24)	(85)	3(a)	(309)
Other operating expenses	(180)	(54)	—		(234)
Total operating expenses	(4,549)	(492)	(85)		(5,126)
Operating profit / (loss)	(577)	71	(85)		(591)
Finance costs	(72)	(3)	—		(75)
Finance income	11	1	—		12
Foreign currency exchange gain / (loss), net	(1)	3	—		2
(Loss) / profit before income tax	(639)	72	(85)		(652)
Income tax benefit / (expense)	12	(14)	11	3(b)	9
(Loss) / profit for the year	(627)	58	(74)		(643)

(1)
See section 3 “Pro Forma Adjustments” in “Unaudited Pro Forma Condensed Combined Financial Information.”

RISK FACTORS
You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations, financial condition or prospects could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.
Risks Related to Our Business and Industry
We have incurred operating losses in the past and may never achieve or maintain profitability.
We incurred a loss of RUB 1,670 million, RUB 806 million and RUB 627 million in the six months ended June 30, 2021 and years ended December 31, 2019 and 2020, respectively. We will need to generate and sustain increased revenue levels or decrease our expenses going forward to achieve profitability, and there can be no assurance that we will be successful in doing so, or that we will be able to maintain or increase profitability once achieved. We expect to continue the development and expansion of our business and anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. These expenses may prove higher than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset the expenses associated with such development and operations as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve or maintain profitability in future periods. We cannot ensure that we will achieve profitability in the future or that, if we become profitable, we will be able to sustain or increase profitability.
Our path to profitability greatly depends on us maintaining our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and achieving and maintaining leading market positions in certain other cities and regions.
We own and operate a leading online real estate classifieds platform available primarily via our websites “Cian.ru” and “N1.ru” and via our Cian and N1 mobile applications. Through this platform, we offer (i) an opportunity to post real estate listings and to use our value-added services for both professional and private listing customers, which include real estate agents, real estate developers, individual sellers and renters (all referred to as “customers”); (ii) an opportunity to search real estate listings and to use our additional paid and free services for professional and private end-users visiting our platform (referred to as “users”) and (iii) additional services, such as advertisement placement, for third parties, such as banks and other service providers for real estate transactions.
We believe that holding a leading position in an online real estate classifieds market significantly enhances our platform’s value proposition for our customers and users, as a high number of quality listings by customers attracts more users, helping to generate more leads for the customers, which, in turn, attracts more customers. As a result of these strong network effects, a market leader in this industry typically may benefit from operating leverage and greater potential opportunities to monetize its platform.
According to the Frost & Sullivan Report, we currently have a leading position among online real estate classifieds platforms in the most populous Russian regions, including Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, based on (i) the share of leads to real estate agents and individual sellers (data for the first quarter of 2021; data for Ekaterinburg and Novosibirsk includes the N1 Group) and also (ii) the number of residential listings for purchases and for rent (excluding short term rentals) (as of April 1, 2021; data for Ekaterinburg and Novosibirsk includes the N1 Group). For further details, including definition and calculation of the number of leads, see “Presentation of Financial and Other information—Key Performance Indicators.” In line with our strategy, we also aim to achieve and maintain leading market positions in other regions, see “Business—Strategy—Continued expansion into Russian regions via organic growth and select M&A opportunities.”

Achieving or maintaining leading market positions is not guaranteed. A decline in the number or quality of listings on our platform for any reason may render our platform less attractive to our users, which, in turn, may decrease the number of visitors to our platform and leads we generate for our customers. Average UMV is one of the key metrics of our platform traffic and our user engagement. Our average UMV consistently grew to 20.3 million in the first half of 2021 (including N1) from 16.5 million in 2020 and 10.3 million in 2018. If our average UMV stagnates or declines, it may have a significant negative effect on the development of our platform, our ability to generate leads to our customers and partners and, consequently, our business, results of operations, financial condition and prospects.
There is a general lack of exclusivity in the online real estate classifieds market, which allows the same property to be listed on multiple competing platforms simultaneously. Other platforms may offer superior interfaces, better overall experiences, or competitive features that we may not possess. As a result of user churn due to these and other factors, such other platforms may become more attractive than ours for both customers and users due to their superior effectiveness in terms of number of users and, as a result, lead generation, as well as number of listings. If we are unable to maintain our current leading market positions, in particular, our leading market positions in Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, and if we are unable to achieve and maintain leading market positions in certain other regions, it could have a material adverse effect on our business, results of operations, financial condition and prospects.
The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
We operate in a competitive market that is characterized by the network effect, in which a high number of customers’ listings attracts user traffic, and higher traffic typically results in more leads for our customers, which, in turn, attracts more listings and advertising. Our ability to attract customers depends on a variety of factors, including the number and quality of our listings, reliability of our websites and mobile applications and user-friendly interface, the scope of our value-added service offerings as well as our marketing efforts. If we are unable to meet our customer and user demand, we may lose them to our competitors. Our current or future competitors may be able to better position themselves and it may be difficult for us to accurately assess or predict our future competitive environment and competitive threats that we may face.
We face competition from a variety of digital market players and, in the case of the primary real estate market, from offline advertising media, all of which provide platforms and advertising space to customers. Our key competitors are other vertical classifieds platforms (i.e. platforms specializing in a single category of classifieds), which focus on real estate classifieds, and horizontal classifieds platforms (i.e. generalist online classifieds platforms that offer listings across various product categories, including real estate). Vertical classifieds platforms operating in Russia include DomClick, Yandex.Nedvizhimost and Square Meter. Horizontal classifieds platforms include companies like Avito and Youla. Some of these platforms are owned by large Russian banking groups, such as DomClick, which is owned by Sberbank, and Square Meter, which is owned by VTB. Others are backed by large internet companies, such as Yandex.Nedvizhimost, which is owned by Yandex, one of the largest internet companies in Russia, Youla, which is a classifieds platform of Mail.ru Group, and Avito, which is owned by the international internet conglomerate Naspers. These platforms may enjoy additional competitive advantages, such as greater financial, technical, human and other resources. For example, Yandex continues to invest in its real estate classified services and recently, as part of Yandex.Nedvizhimost, launched Yandex.Arenda, which is a separate service facilitating long-term rentals. Competition against companies that also operate major internet search engines, such as Yandex, is particularly exacerbated by our reliance on paid search advertising to help direct users to our sites, since internet companies and aggregators that own real estate platforms could potentially divert users to other online classifieds platforms. See also “—Our business could be negatively affected by updates or changes in search engine algorithms and pricing model.”
Furthermore, we may also face competition from platforms that offer short-term rentals, such as Airbnb and Booking.com, if these platforms begin placing greater emphasis on more comprehensive real estate offerings that appeal to our current users. We may also face competition from new entrants into the online real estate classifieds market. For example, recently Ozon, one of the largest Russian e-commerce platforms, announced a launch of its real estate marketplace in partnership with a real estate developer. Additionally, in organizing their real estate search, users may choose to participate in grassroots or community-based initiatives that are increasingly being organized on horizontal classifieds platforms and through social media, such as Facebook and VKontakte.
Industry consolidation could also significantly impact our business and operating results. There has been a relatively high amount of merger and acquisition activity in our market in recent years, which may continue. For example, on October 6, 2021, the Federal Antimonopoly Service of Russia (“FAS”) rejected a proposed business combination between us and Avito. While, as of the date of this prospectus, we are not aware of any contemplated business combination involving the Cian Group, in the future, a competitor, private equity firm or any other company may make a merger or an unsolicited takeover proposal, which may create additional risks and uncertainties with respect to our financial position, operations, strategies and management. Any perceived uncertainties may also affect the market price and volatility of our ADSs. Additionally, if any of our competitors consolidate, we may experience increased competition with consolidated entities having enhanced market power.
Some of the real estate agents or real estate developers in Russia may also form associations and establish their own real estate platforms and advertising channels, including through social media. In addition, we also compete with regional and local players. Given Russia’s large geographical coverage, our competitors operating on regional and local levels may enjoy certain competitive advantages, including greater brand recognition, stronger presence in a particular region and understanding of the local market and local demands, more favorable pricing alternatives and lower operating costs.
There can be no assurance that we will be able to compete successfully against other companies that provide similar services in the competitive environment in which we operate. If we are not able to compete effectively, it could result in us having to make changes to our strategy and business model, and it could have a material adverse effect on our business, results of operations, financial condition and prospects.
We are heavily dependent on our brands and reputation.
Our success depends in large part on our “Cian” and “N1” brand family. In the markets where we are a market leader, our brands are particularly important as they benefit from, and are reinforced by, the network effects of our market-leading positions. According to the Frost & Sullivan Report, our “Cian” brand enjoys market-leading brand awareness in Moscow and St. Petersburg, while our “N1” brand has a strong recognition in numerous regional markets, such as Ekaterinburg and Novosibirsk. However, our brands are also important in the markets where we are working to build our brand recognition and brand awareness.
Awareness and perceived quality and differentiation of our brands are critical aspects of our efforts to attract and expand the number of our customers and users. For example, it may be easier for our competition from horizontal platforms, such as Avito, to leverage their broader platform and build stronger brand awareness in the online real estate classifieds market. Furthermore, some of our competitors, particularly those owned by large Russian banking groups, such as DomClick, may benefit from larger marketing budgets and other resources in promoting their brand. See “—The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.” If we fail to maintain, protect or enhance our brands, we may not be able to increase our prices if and as planned, or we may be required to increase our marketing or sales efforts, which could be costly or prove unsuccessful in avoiding customer and user churn.
Our reputation depends on the accuracy, completeness and timeliness of the listings information that we provide, although the accuracy and completeness of this data is often outside of our control. Furthermore, any events that cause our customers and users to believe that we have failed to maintain high standards of integrity, service, security and quality could affect our brand image or lead to negative publicity about the security, integrity or quality of our platform, which may damage our reputation or lead to loss of trust among our customers and users. We are susceptible to others damaging the reputation of our brands by, for example, posting low-quality listings, such as fraudulent or replicated listings, inappropriate content or inaccurate information on our platform. Such incidents may result in adverse publicity and harm our reputation and brands.

Furthermore, our brands and reputation also depend on our ability to maintain effective customer service, which requires significant personnel expense and which, if not managed properly, could significantly impact our profitability. If we are unable to properly manage or train our customer service representatives, it could compromise our ability to effectively handle our customers’ needs.
If we are unable to protect and maintain our brand recognition and reputation, or if we are required to make significant investments to protect our brands from competition or a deterioration in customer and user perception, we may experience a decline in demand for our services or an increase in operating costs, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our business is concentrated in certain geographic markets. Our failure to adapt to any substantial shift in real estate transactions from, or demand for services in, these markets to other markets in Russia could adversely affect our financial performance.
For the six months ended June 30, 2021 and the year ended December 31, 2020, Moscow and the Moscow region accounted for 74% and 78% of our Core Business segment revenue, respectively. Historically we also have held a strong market position in St. Petersburg and the Leningrad region. Local and regional conditions in Moscow, St. Petersburg and their respective regions may differ significantly from prevailing conditions in other parts of Russia. Accordingly, events that adversely affect demand for, and sales and rental prices of, real estate in these markets may disproportionately and adversely affect our business, financial condition and results of operations. Any downturn in demand or prices in any of our largest markets, particularly if we are unable to proportionately increase revenue from our other markets, could adversely affect growth of our revenue and market share or otherwise harm our business.
Our top geographic markets are primarily major metropolitan areas, such as Moscow, St. Petersburg, Ekaterinburg and Novosibirsk, where real estate prices, transaction volumes and competition are generally higher than in the majority of other geographic markets in Russia. If, in the future, people migrate to cities outside of the major metropolitan areas due to lower home prices or other factors, including as a result of the novel coronavirus disease (“COVID-19”) pandemic, and if this migration continues to take place over the long term, the relative percentage of residential housing transactions may shift away from the markets where we have historically generated most of our revenue. Our inability to effectively adapt to any general market trends or shifts could have a material adverse effect on our business, results of operations, financial condition and prospects.
We may be significantly impacted by the health of the Russian real estate market and may be negatively affected by downturns in this industry and general economic conditions.
The success of our business depends, directly and indirectly, on the health of the Russian real estate market, which is affected, in part, by general economic conditions and other factors beyond our control. A number of macroeconomic factors could adversely affect demand for real estate, resulting in falling prices and decrease in our customer and user activities, including:
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slow economic growth or recessionary conditions;

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the ongoing and future impact of the COVID-19 pandemic on the real estate market, including real estate buying, renting, selling, financing and shopping trends as well as any actions taken by governmental authorities in response to the pandemic;

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increased levels of unemployment and/or slowly growing or declining wages;

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increased interest rates;

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weak credit markets;

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inflationary conditions;

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value declines or illiquidity in residential and/or commercial real estate;

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overall conditions in the real estate market, including macroeconomic shifts in demand, and increases in costs for property owners, such as property taxes, fees and insurance costs;

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low levels of user confidence in the Russian economy and/or the Russian real estate industry;

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adverse changes in local or regional economic conditions in the markets that we serve, particularly Moscow, St. Petersburg and their respective regions, and the regional Russian markets into which we are expanding;

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increased mortgage rates or down payment requirements and/or restrictions on mortgage financing availability;

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newly enacted and any potential future national, regional or local legislative actions that would affect the residential real estate industry generally or in our key markets, including (i) actions that could increase the tax liability arising from buying, selling or owning real estate, (ii) actions that would change the way real estate commissions are negotiated, calculated or paid and (iii) potential reforms that negatively affect to the mortgage market;

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volatility and general declines in the stock market; and/or

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war, terrorism, political uncertainty, natural disasters, inclement weather, health epidemics or pandemics, acts of God and other events that disrupt local, regional or national real estate markets.

Our inability to effectively adapt to economic downturns could have a material adverse effect on our business, results of operations, financial condition and prospects.
We may be unable to adapt to structural changes in the real estate market in Russia prompted by decreased reliance on real estate market professionals due to technological innovation or changes in our users’ preferences or government intervention.
We derive the majority of our listing revenue from listings and related value-added services for customers that are real estate market professionals, including primarily real estate agents and agencies. Our current monetization strategy differs significantly for our professional customers and our customers who are individual sellers and renters. Unlike professional customers, individual sellers and renters typically only list the real estate that they own, which results in a very limited amount of listings from one particular customer. We consider these customers to be important for the depth of our listing base (and, as a result, attractiveness to users) and, in the majority of regions, we allow individual sellers and renters to post their listings free of charge, as we currently focus our monetization strategy on professional customers. If market preferences change such that they choose to be less reliant on the services of real estate professionals, such as agents, if the business of real estate professionals is disrupted by technological innovation or other factors or becomes obsolete for other reasons, as has been the case in various industries over the last few decades, our professional customers may significantly reduce their listings on our platform. Thus, if we are unable to respond to such structural change in an efficient manner by adjusting our approach to our customers and our monetization strategy or otherwise, it could have a material adverse effect on our business, results of operation, financial condition and prospects. For further details, see “—Technological changes may disrupt our business or the markets in which we operate and if we cannot keep pace our business could be harmed.”
Furthermore, any structural intervention by the Russian government, including any potential governmental support for any aspects of real estate business or online classifieds businesses in Russia, could create uncertainty and have a significant impact on the competitive dynamics. For example, the Russian government may support shifting sale or rent transactions online by opening access to government registry databases to real estate classifieds platforms or other similar providers. It remains unclear as to what extent, if at all, the Russian government may provide such access and, if so, who may receive such access and what the conditions may be for such access. In addition, if the Russian government decides to mandate any single entity that will be responsible for online real estate transactions in Russia generally, it may also significantly impact the market dynamics and our market share. If the government intervenes in the real estate market in manner adverse to us or in favor of our competitors, it could have a material adverse effect on our business, results of operation, financial condition and prospects.
Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program and other government support programs.
We generate a significant part of our revenue from the lead generation services for real estate developers. Therefore, our revenues and results of operations are significantly affected by the availability of mortgage financing and lower interest rates, which typically increase the demand for the primary real estate and, consequently, are important factors affecting the leads generated for the real estate developers through our platform. In April 2020, the Russian government instituted a mortgage subsidy program intended to support the construction sector of the economy by offering subsidized mortgages. Under this program, the government compensates participating banks for lowering their interest rates on mortgages for primary real estate. The program has had a strong positive effect on consumer demand for real estate purchases and, accordingly, the sales of real estate developers and their demand for our services. Our lead generation revenue, which is driven by primary real estate developers, increased by 46.3% in the six months ended June 30, 2021 and by 59.6% in 2020. For further details see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Macroeconomic Environment and the Russian Property Market.” Off the back of this strong underlying real estate market, we were able to increase our fees charged for generated leads. We believe that our competitive pricing allowed us to increase our fees without losing our developer base. In order to maintain our competitive advantages, we may not be able to increase our lead generation fees in the future, which will result in a revenue growing at a slower pace or declining.
In July 2021, the mortgage subsidy program was extended until July 2022 on amended terms, including increase of the mortgage interest rate ceiling from 6.5% to 7.0% and decrease of the maximum subsidized mortgage size from up to RUB 12 million for Moscow, the Moscow region, St. Petersburg and the Leningrad region (and RUB 6 million for other regions) to up to RUB 3 million across all regions. If the program is cancelled or further amended in an adverse manner, the demand for primary real estate may significantly decrease, which in turn may affect our revenue generated from the leads to real estate developers.
Furthermore, there are currently various other governmental support programs in the real estate market designed to help real estate development and mortgage uptake by, among others, families, those living in the Russian Far East, and rural communities. We believe that such programs have also impacted the Russian real estate market and its competitive dynamics. We believe that their cancellation, or any significant changes to such programs, could also have a material adverse effect on our business, results of operation, financial condition and prospects, specifically our revenue from lead generation services and the growth of our Mortgage Marketplace segment.
The COVID-19 pandemic and other public health crises, natural disasters or other catastrophic events may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.
The COVID-19 pandemic had a significant impact on the economies of most countries, including Russia. The pandemic has resulted in numerous deaths, and the governments of more than 80 countries across the world, including Russia, introduced measures aimed at preventing the further spread of COVID-19, including, among others, travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, quarantines and the imposition of both local and more widespread “work from home” measures. For example, in March 2020, to slow the spread of COVID-19, the Russian government imposed a country-wide lockdown, introducing several “non-working weeks,” bans on public events, closures of public places, border controls and travel and other restrictions. In June 2021 and in September/October 2021, there have been further spikes in the spread of COVID-19 in Moscow and numerous other Russian regions, and the governmental authorities introduced a number of recommendations and restrictions.
The COVID-19 pandemic, its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the Russian and global economy, employment levels, employee productivity, residential and commercial real estate and financial markets. This, in turn, has and may increasingly have a negative impact on our customers and users, their ability to effectuate real estate transactions, and in turn, our profitability and ability to operate our business.
In 2020, in response to the COVID-19 pandemic, we introduced several measures to address its effects on our business and customer and user base. Specifically, to support our customers in these unprecedented circumstances, from April 2020, we temporarily suspended monetization of our listing services across all cities and regions, including Moscow, the Moscow region, St. Petersburg and the Leningrad region. The monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region was reinstated in July 2020, with certain discounts being introduced in the third quarter of 2020. Our listings monetization in most other regions remains temporarily suspended and its potential reintroduction is being assessed on a region-by-region basis. We believe that this suspension in monetization of our listing services was one of the main drivers of a 4.0% decrease in our listing revenue in 2020. Furthermore, during the outbreak, we instituted a work-from-home policy for our employees, suspended a significant part of our marketing and advertising activities, particularly offline marketing and advertising, reduced discretionary spending, paused hiring for non-critical roles, restricted employee travel and switched to virtual meetings. For further details see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Macroeconomic Environment and the Russian Property Market and the Impact of the COVID-19 Pandemic.” Should the COVID-19 pandemic continue to intensify or should any other global health crises or epidemics arise, we may need to re-introduce these or more severe measures to mitigate the potential adverse consequences for our business operations and our customers’ and users’ financial condition.
The full extent to which the COVID-19 pandemic may impact our financial results, including as a result of its possible impact on the economy, is not certain. The real estate industry is affected by all of the factors that affect the economy in general, and the commercial real estate market was among the hardest hit by the pandemic. There continue to be significant uncertainties associated with the COVID-19 pandemic, including the severity of the disease, its potential variants, the duration of the outbreak and the timing of vaccine rollouts. If the outbreak lasts for a prolonged period in the regions in which we operate, the economy could suffer substantially from the measures and restrictions taken to combat the virus, which would in turn have an adverse impact on the general real estate industry as well as the real estate advertising industry, including our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of exacerbating many of the other risks described in this “Risk Factors” section.
Furthermore, we operate in all key metropolitan areas in Russia, including Moscow, St. Petersburg, Ekaterinburg and Novosibirsk and our operations and customer and user base are vulnerable to natural disasters and other catastrophic events. Although the majority of our workforce has temporarily shifted to a remote work environment due to the COVID-19 pandemic, we maintain large employee populations in Moscow and St. Petersburg. An earthquake or other natural disaster or catastrophic event in any of these cities could disrupt our engineering, sales and operations teams as well as equipment critical to the operation of our business. Similarly, a significant natural disaster or other catastrophic event in any major Russian city could negatively impact a large number of our real estate customers and users and cause a decrease in our revenue or traffic.
Our systems and operations, and the systems and operations of other participants in the real estate industry, continue to be impacted by the COVID-19 pandemic and are further vulnerable to interruptions by natural disasters, public health crises and other catastrophic events such as pandemics, earthquakes, hurricanes, fires, floods, power losses, telecommunication failures, cyber-attacks, wars, civil unrests, terrorist attacks and similar events.
If we are unable to develop adequate business continuity and disaster recovery plans to ensure that our business continues to operate during and after a disaster or catastrophic event, and successfully execute on those plans in the event of a disaster, catastrophic event or other emergency, it could have a material adverse effect on our business, results of operations, financial condition and prospects.
We may fail to establish and maintain important relationships with our customers and certain other parties.
Our ability to attract customers and users to our platform depends, to a large degree, on the quantity and the quality of listings and the quality and breadth of our suite of services. As part of our operations, we aim to establish and maintain relationships with a number of customers, such as large real estate agencies and real estate developers. For further details relating risks to our relationships with real estate developers, see “—Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program.” Furthermore, the development of certain new initiatives, such as Mortgage Marketplace, may depend on our ability to establish and maintain strong relationships with certain third parties, such as the leading Russian banks. In addition, in connection with development and advancement of our C2C Rental and End-to-End Offering products, we may also, from time to time, partner, or otherwise depend on contractual arrangements, with banks and other third parties. Our inability to establish or maintain such relationships could have a material adverse effect on our business, results of operations, financial condition and prospects.
Generally most of our arrangements with customers are short-term, typically for less than a month or on a month-to-month basis. These arrangements may also be terminated with limited notice or cause. We may not succeed in retaining existing customer relationships and customers’ spending, or capturing a greater share of such relationships or spending, if we are unable to convince our customers of the effectiveness and superiority of our products and services as compared to alternatives. The loss of a significant portion of our existing customer relationships, any potential changes to our rights to use or to timely access our customer and user data, our inability to continue to add new customers or changes to the way real estate information is shared, may lead to a decline in the quantity of our listings and result in us covering a smaller universe of properties. This could markedly reduce customer confidence in our products and services and cause customers or users to go elsewhere for real estate listings and information. In addition, we continually evaluate and utilize various pricing and value delivery strategies to better align our revenue opportunities with the growth in our platform usage. Future changes to our pricing or monetization methodologies may cause our customers to reduce or end their engagements with us, see “—The implementation of our subscription model may not materialize as expected.” Any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.
The real estate developers market in Russia is concentrated and therefore we, to a certain extent, depend on our continued relationship with a number of large real estate developers. In recent years, there has also been a shift of the developers’ advertising budgets from offline to online advertising (for further details, see “Industry—Russian Real Estate Advertising Market”) and our ability to capitalize on this trend, as well as our ability to increase lead generation revenue, depend on our ability to retain and enhance our relationships with large real estate developers. If the real estate developers terminate or substantially reduce their business with us or, if in order to retain our business with the real estate developers, we have to change our monetization policy, this could have a material adverse effect on our business, results of operation, financial condition and prospects.
Furthermore, if our customers or other third parties reduce or end their advertising spending with us, our business could be harmed. Our business depends in part on revenue generated through advertising sales to real estate agents, real estate developers and other real estate professionals and service providers for real estate transactions. Our ability to generate advertising revenue depends on a number of factors, including how successfully we can offer an attractive return on investment to our real estate partners for their advertising spending with us and our ability to continue to develop our advertising products and services to increase adoption by and engagement with our real estate partners. Future changes to our pricing for advertising services or product and service offerings may cause real estate partners to reduce or end their advertising with us. If our real estate partners reduce or end their advertising spending with us, or if we are unable to effectively manage pricing, it could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our business could be negatively affected by updates or changes in search engine algorithms and pricing model.
We rely on internet search engines, such as Google and Yandex, including through the purchase of sales and marketing-related keywords and the indexing of our web pages, to generate a significant portion of the traffic to our platform. Search engines frequently update and change the algorithms that determine the placement and display of results of a customer’s or user’s search. There is a risk that search engines may sometimes do so in a manner that may favors particular content, including their own. For example, in April 2021, the FAS began an investigation into Yandex’s promotion of its own services in the search results, which allegedly lead to a discriminatory effect on listing providers, including real estate classifieds platforms.
If a major search engine updates or changes its algorithms in a manner that negatively affects the placement of our platform in the search results, or if competitive dynamics impact the costs or effectiveness of search engine marketing or other traffic-generating arrangements in a negative manner, it could have a material adverse effect on our business, results of operations, financial condition and prospects. See also “— The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.”

In addition, a certain amount of traffic is directed to our websites through participation in pay-per-click and display advertising campaigns on search engines, such as Google and Yandex. Pricing and operating dynamics for these traffic sources can change rapidly, both technically and competitively, and any increases in prices by search engines could have a material adverse effect on our business, results of operations, financial condition and prospects.
Technological changes may disrupt our business or the markets in which we operate and if we cannot keep pace our business could be harmed.
The online classifieds market has been constantly and rapidly evolving, with frequent technological changes, new product and service introductions, evolving industry standards, changing customers’ needs and the entrance of new market players. The dynamics and future developments of the online classifieds market, and specifically the online real estate classifieds market, depend on a variety of factors, most of which are outside our control. Our expectations with respect to technological and market changes may prove inaccurate, and we may fail to timely identify or execute appropriate product or service development targets. Innovation cycles are increasingly fast paced and require constant investment.
To remain competitive, we must continue to enhance and improve the interface, functionality and features of our platform. These efforts may require us to develop internally, license or acquire increasingly complex technologies. In addition, some of our competitors are continually introducing new products, services and technologies, which may require us to update or modify our own technology to keep pace. As an example of technological change, we believe the industry is currently experiencing an ongoing transition of real estate transactional execution, including paperwork, online to streamline the transaction process. See also “—We may be unable to adapt to structural changes in the real estate market in Russia prompted by decreased reliance on real estate market professionals due to technological innovation or changes in our users’ preferences or government intervention.” As such, we believe that our ability to meet the necessary technological and regulatory requirements, including our ability to get access to the necessary governmental databases, and offer our customers and users access to such services and seamlessly implement such services on our platform would be critical to the future development of our business. If we fail to offer our customers new technological solutions in accordance with market trends or if we fail to launch innovative products in time and ahead of our competitors, we may lose our competitive edge and our market share, which may adversely affect our business, results of operations, financial condition and prospects.
We depend heavily on our ability to drive and to adapt to technological changes and innovation. Developing and integrating new services and technologies into our existing businesses could be expensive and time consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. Any failure to innovate, or to respond quickly and effectively to technological or other advances, emerging industry standards or business models, could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our continued growth depends on our ability to successfully implement our strategy, which is subject to a variety of risks and uncertainties, including regulatory risks.
Our strategy includes the following key elements: (i) enhancement of monetization in secondary and commercial real estate verticals, (ii) online penetration growth in the primary real estate vertical as developers shift marketing online, (iii) continued expansion into the Russian regions through organic growth and selective acquisitions and (iv) development of an end-to-end real estate platform, comprising new business lines and new service offerings. For further details, see “Business — Our Strategy.” There is no assurance that we will be able to implement and successfully manage our strategy or that this strategy will be effective or profitable.
For instance, our ability to enhance monetization in the secondary and commercial real estate verticals, as well as online penetration growth in the primary real estate vertical depends on a number of factors, including growth and further expansion of our value-added services as well as development of new services and offerings. In this context, we may fail to successfully develop and introduce new services and offerings, which may result in higher churn and lower than expected growth rates as well as a potential loss of market share to our competitors. See also “— We may devote significant costs and management time to the implementation of new initiatives, including development of new business lines and new service offerings, as well as certain strategic regional expansion efforts, with no guarantee of success.” Our expansion into the Russian regions through organic growth and selective acquisitions depends on our ability to compete effectively with existing market players and new entrants, to achieve the business synergies with acquired business and to respond to users and customer demands in particular regions.
In addition, our strategies will require us in the future to devote financial and operational assets and management time to their execution. Our success also depends on our ability to appropriately manage our expenses associated with the growth as we invest in our strategic development.
Furthermore, in order to boost our strategy of developing a leading end-to-end real estate platform and excel beyond our current targets (for further details, see “Business — Our Strategy — Development of end-to-end real estate platform”), we may need to obtain certain licenses, permits or registrations to strengthen service offerings. Such licensing or compliance processes may be time consuming and expensive, and we may not be successful in acquiring any newly required licenses or permits. If we fail to obtain and maintain required licenses, permits or registrations or comply with the attendant legal requirements, we may face fines, penalties, sanctions, experience a loss of revenues or have to discontinue providing certain services and suffer a competitive disadvantage.
Among other things, in order to develop and enhance our Mortgage Marketplace, we consider obtaining access to the status of a financial platform operator as stipulated under the recently adopted Federal Law No. 211-FZ “On Performing Financial Transactions Using a Financial Platform” dated July 20, 2020 (“Financial Platform Law”). Under this law, entities that operate platforms matching financial services providers with consumers may apply for the financial platform operator status through inclusion in a specialized register maintained by the Central Bank of Russia (“CBR”). It is expected that such status will afford access to certain standardized customer information on government-ran electronic systems and databases.
We believe that access to the financial platform operator status could help us in further advancement of our Mortgage Marketplace. Such status, however, is subject to certain requirements, including a restriction on foreign ownership, which we currently are unable to comply with. In order to assist us in obtaining access rights to the financial platform operator status, our Chief Executive Officer, Maksim Melnikov, has agreed to establish a company which is expected to apply for such financial platform operator status. It is expected that we will participate in this company as an equity investor. To facilitate this process, we have extended certain loans to Mr. Melnikov’s company (for further details, see “Related Party Transactions — Agreements with Board Members and Executive Officers”). As of the date of this prospectus, such loans have since been either discharged or written off, in each case without the right to reborrow. We are still in the process of evaluating the requirements for our participation and structuring such potential arrangement.
There can be no assurance that we will be able to obtain access to the status of a financial platform operator or, even if we obtain such access, that we will be able to maintain it on terms satisfactory to us or at all. Moreover, the Financial Platform Law is new and remains largely untested. Its interpretation and enforcement may involve significant uncertainties. As a result, there can be no assurance that any structure we devise for such purpose will be able to satisfy the applicable regulatory requirements. We may be found to be in violation of relevant laws and regulations relating to financial platform operators if our proposed arrangements in this regard are deemed to be inconsistent with the regulatory framework.
If we are unable to implement our growth strategy, or if our new initiatives do not yield the expected results, our business, financial condition and results of operations could be materially adversely affected. If we fail to obtain any licenses or permits that are required or desirable for our business, our development and growth prospects may suffer and, if our competitors have better access to such licenses and permits, we may lose our customers and market share. Any failure by us to manage these and multiple other risks associated with implementing our growth strategy successfully could materially and adversely affect our business, financial condition and results of operations.
We may devote significant costs and management time to the implementation of new initiatives, including development of new business lines and new service offerings, as well as certain strategic regional expansion efforts, with no guarantee of success.
The industries for residential and commercial real estate transaction services, technology, information platforms and advertising are dynamic, and the expectations and behaviors of customers and users shift constantly and rapidly.

Our success depends on our continued effort to introduce new initiatives, including development of new business lines and new service offerings. As a result, we must continually invest significant resources into research and development, including hiring of relevant personnel, in order to improve the attractiveness and comprehensiveness of our products and services and adapt to changes in technology and customer and user preferences. It is costly to introduce new initiatives and they may fail to achieve the targeted financial results and other performance indicators. Our new initiatives, including launching of new businesses lines that have not been tested on the Russian market, may fail to attract or engage our customers or users, and may reduce confidence in our products and services, negatively impact the quality of our brands, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. We may have to expend significant time and resources before we find a product’s market fit, or fail to find it altogether, in which case we may lose the money and time spent.
Furthermore, in order to expand our platform as part of our strategy, we may attempt to expand our presence in certain regional markets in Russia through organic growth and selective acquisitions. We may be unable to reach and maintain the desired market share in these regional markets, and we may fail in our efforts to monetize such expansion efforts.
If we are unable to provide products and services that are sought after by our customers and users on devices they prefer, then they may become dissatisfied and use competitors’ mobile applications, websites, products and services. If we are unable to successfully innovate, we may be unable to retain our current customers and users or attract additional ones, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
The implementation of our subscription model may not materialize as expected.
Historically, our pricing model has primarily focused on selling listings to real estate professionals on our platform on a pay-per-listing, or listing package, basis. Under this arrangement, our customers may take down their listings to avoid additional spending anytime they believe the listings may not be generating sufficient views, for example during weekends or holiday periods. In order to improve our operating results, stimulate our revenue growth as well as provide additional convenience for our customers and maintain a robust listing base, in June 2020, we introduced a new subscription-based model for customers, which allows our customers to list their properties and use some of our value-added services for a monthly fee. Under this model, the customers have little economic incentive to take down listings during periods of lower user traffic and are generally incentivized to maintain a certain level of listings from period to period. In addition, we introduced special discount systems within the subscription-based model that incentivize our customers to use our subscription-based model. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Changes in Our Pricing Models, Monetization Strategy and Penetration of our Value-Added Services.”
While we aim to incentivize customer migration to the subscription-based model by offering various customer discounts as well as providing additional value-added services to our customers, there is no guarantee that our subscription model will develop as expected. In particular, the introduction of this new model may develop slower than expected, and the implementation of the model may not be successful across all regions and across all customer groups. Our current or potential customers may determine that there is no compelling business justification for subscription to our listing services and may choose to stay or shift back to our pay-per-listing model or to choose our competitors’ services instead. We may be required to modify our subscription model, for example, by adjusting prices or included services, or abandon it altogether, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.
Ensuring that we have adequate internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be frequently re-evaluated. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the International Financial Reporting Standards. In connection with the offering, we began the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may be unable to produce timely and accurate financial statements.
Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may, however, prove ineffective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and prospects.
We have identified significant deficiencies in our internal controls over financial reporting, including our information technology general controls. If we are unable to remediate these deficiencies, or if other deficiencies or material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.
Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal controls over financial reporting. In the course of preparing our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we identified certain significant deficiencies in our internal control environment. A “significant deficiency” is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In particular, in the course of preparing our financial statements for the years ended December 31, 2020 and 2019, we identified certain significant deficiencies in our internal control environment, including deficiencies relating to (i) insufficient segregation of duties and controls over change management in our IT systems and (ii) insufficient controls over access management controls over access management in our IT systems.
To remedy our identified significant deficiencies, we are in the process of adopting several measures intended to improve our internal controls over financial reporting, including: (i) reviewing and formalizing the change management process; (ii) introducing segregation of duties throughout the change management process; (iii) implementing a full software development lifecycle procedure including testing and change approval; (iv) ensuring the storage of the evidences of related control procedures; and (v) implementing a formal access management process ensuring appropriate approval procedure for changes in access rights and permissions.
However, implementation of these measures may not fully address the significant deficiencies identified in our internal controls over financial reporting, and we cannot assure that we will be successful in remediating the significant deficiencies. Our failure to correct the significant deficiencies or our failure to discover and address any other deficiencies or potential material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.
Management’s initial certification under Section 404 is expected to be required with our second annual report on Form 20-F. In support of such certifications, we will be required to make significant changes and enhancements, including hiring personnel with relevant experience in necessary functions. In addition, once we cease to be an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.
While documenting and testing our internal control procedures, and in order to satisfy the future requirements of Section 404, we may identify other deficiencies or potential weaknesses in our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended, from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.
Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our issued equity instruments, including the ADSs, may be materially and adversely affected. Additionally, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
We may make acquisitions, divestments and investments, which could result in operating difficulties and other harmful consequences.
From time to time, we may evaluate a wide array of potential strategic opportunities, including acquisitions, divestments and investments. Potential successful growth through acquisitions is dependent upon our ability to identify suitable acquisition targets, conduct appropriate due diligence, negotiate transactions on favorable terms and ultimately complete such acquisitions, and integrate acquired entities, including taking steps to retain key personnel of the acquisition targets. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete the potential acquisitions.
The acquisitions may not result in the intended benefits to our business, and we may not successfully evaluate or utilize the acquired products, technology or personnel, or accurately forecast the financial impact of an acquisition transaction. The process of integrating an acquired company, business or technology could create unforeseen operating difficulties and expenditures. The areas where we face risks include, among others: diversion of management time and focus from business operations to acquisition integration tasks; customer and industry acceptance of products and services offered by the acquired company; implementation or remediation of controls, procedures and policies at the acquired company; coordination of product, engineering, and sales and marketing functions; retention of employees from the acquired company; liability for activities of the acquired company before the acquisition; litigation or other claims arising in connection with the acquired company; and impairment charges associated with goodwill and other acquired intangible assets.
For example, in February 2021, as part of our regional strategic expansion efforts, we acquired the N1 Group. While the N1 Acquisition is complete, we are still in the process of integrating the N1 Group into our business, which is subject to a number of risks, including undiscovered liabilities, lack of synergies and complications in the integration process. For specific risks related thereto, see “—Risks Related to the N1 Acquisition.”
Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and could have a material adverse effect on our business, results of operations, financial condition and prospects.
We engage in certain de minimis activities relating to Crimea, and these activities could impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations.
In response to certain geopolitical tensions, a number of countries, including the United States, the European Union, the United Kingdom and Canada, imposed a variety of trade and economic sanctions aimed at Russia as well as certain individuals and entities within Russia and Ukraine. See “—Deterioration of Russia’s relations with other countries and adoption, maintenance and expansion of international embargo, economic or other sanctions against Russia could negatively affect the Russian economy and our business, financial condition and results of operations.” In December 2014, the President of the United States issued Executive Order Number 13685, which established a region-specific embargo under U.S. law for the Crimea region. Among other things, this embargo generally prohibits U.S. persons and U.S. companies from engaging in investments in the Crimea region and most import or export trade in goods and services with parties in the Crimea region. Pursuant to Executive Order Number 13685, the Office of Foreign Assets Control (OFAC) has also placed parties operating in the Crimea region on the Specially Designated Nationals and Blocked Persons List (“SDN List”). U.S. persons and U.S. companies are generally prohibited from engaging in most transactions or dealings with parties on the SDN List. Non-U.S. persons and companies may be designated on the SDN List if they engage in significant transactions with persons designated on the SDN List under U.S. sanctions programs with respect to Russia. The European Union and the United Kingdom have also imposed broad-based sanctions targeting Crimea, including prohibitions on acquiring any new, or extending any existing participation in ownership of, real estate located in Crimea or Sevastopol. Although we have no facilities, assets or employees located in Crimea, customers and clients located in this region have access to our platform. Currently, approximately one percent of our revenue comes from the Crimea region. While we believe that the current United States, EU and U.K. sanctions do not preclude us from conducting our current business and do not create a material risk of application of any sanctions to us, new sanctions imposed by the United States and certain EU member states or other countries may restrict certain of our operations in the future.
To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations or raise funding from international financial institutions or the international capital markets. Although we take steps to comply with applicable laws and regulations, our failure to successfully comply with applicable sanctions may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations and reputational harm.
We depend upon retaining and attracting current and prospective highly skilled executives and other personnel, and a loss of these persons or our culture could adversely affect our market position and business.
Our business depends on the efforts and talents of motivated and experienced executives and other highly skilled employees, including particularly software engineers and other IT personnel, marketing professionals and sales staff. We need to attract, develop, motivate and retain highly qualified and skilled employees, and any failure to do so could materially adversely affect our business, financial condition and results of operations. Likewise, the failure to maintain our business culture of innovation and achievement, particularly as we become a public company, could constitute a significant obstacle in our future hiring initiatives of highly skilled and motivated employees and executives.
The loss of any of our senior management or key employees could materially impact our ability to execute our business plan and strategy, and we may not be able to find adequate replacements in a timely manner. The market for highly skilled senior management or other key employees is limited. We also do not currently maintain insurance coverage for loss of key management. Our hiring potential is significantly dependent on our reputation and publicity, including any media coverage of this offering. If we do not succeed in attracting well-qualified executives and other employees or retaining and motivating existing executives and other employees, it could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or customers, which could adversely affect our reputation and business results.
Third-party actors have attempted in the past, and may attempt in the future, to conduct fraudulent activity by engaging with our customers by, for example, posting fake real estate listings on our sites and attempting to solicit personal information or money from customers, and by engaging with our employees by, for example, making fake requests for transfer of funds or sensitive information. Though we have sophisticated fraud detection processes and have taken other measures to identify fraudulent activity on our mobile applications, websites and internal systems, we may not be able to detect and prevent all such activity. Similarly, the third parties we use to effectuate these transactions may fail to maintain adequate controls or systems to detect and prevent fraudulent activity. Persistent or pervasive fraudulent activity may cause our customers and users to lose trust in us and decrease or terminate their usage of our services, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
We may be subject to claims, suits, government investigations and other proceedings that may result in adverse outcomes.
We are, from time to time, involved in, or may in the future be subject to, claims, suits, government investigations and proceedings arising from our business, including actions with respect to intellectual property, advertising, privacy, consumer protection, information security, real estate, data protection or law enforcement matters, tax matters, labor and employment and commercial claims, as well as actions involving content generated by our customers. Such claims, suits, government investigations and proceedings are inherently uncertain, and their results cannot be predicted. Regardless of the outcome, any such legal proceedings can have an adverse impact on us because of legal costs, diversion of management time and other factors. In addition, it is possible that a resolution of one or more of such proceedings could result in reputational harm, liability, penalties or sanctions, as well as judgments, consent decrees or orders preventing us from offering certain features, functionalities, services or requiring a change in our business practices or technologies, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
We are exposed to the risk of violations of anti-corruption laws, anti-money laundering laws, and other similar laws and regulations.
We operate and conduct business in Russia, where there may be a heightened risk of fraud, money laundering, bribery and corruption. We have policies and procedures designed to assist in compliance with applicable laws and regulations and we may be subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the Bribery Act extend beyond bribery of government officials and create offences in relation to commercial bribery. These provisions are more stringent than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the Bribery Act (unlike the FCPA) does not require proof of corrupt intent to be established in relation to bribery of a public official and also creates offences for being bribed as well as bribing another person. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of their employees, the Bribery Act also includes an offense applicable to corporate entities and partnerships, which carry on part of their business in the U.K. and fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. This offence can render parties criminally liable for the acts of their agents, joint venture, or commercial partners even if done without their knowledge, thereby making the Bribery Act even more expansive than the FCPA.
While we maintain internal compliance policies and procedures designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject, we cannot provide any assurances that these policies and procedures will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We can provide no assurances that violations of applicable anti-bribery or money laundering laws, including the FCPA or the Bribery Act will not occur. As a result, we could be subject to potential civil or criminal penalties under relevant applicable laws. In addition, such violations could also negatively impact our reputation, and consequently, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Some of our potential losses may not be covered by insurance, and we may not be able to obtain or maintain adequate insurance coverage.
The insurance industry in Russia is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms. Accordingly, while we hold certain mandatory types of insurance policies in Russia, we do not currently maintain insurance coverage for business interruption, property damage or loss of key management personnel. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks or fraudulent transactions. There are also certain losses, including losses from certain security breaches, litigation, regulatory action, and others, for which we may not be insured because it may not be deemed economically feasible or prudent to do so, among other reasons. We also do not generally maintain separate funds or otherwise set aside reserves for most types of business-related risks. Accordingly, our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Risks Related to the N1 Acquisition
The N1 Group may have liabilities that are not known, probable or estimable at this time.
As a result of the N1 Acquisition, the N1 Group became our subsidiary, and we remain subject to all of its liabilities. See “Business—N1 SPA.” There could be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of the N1 Group. In addition, there may be liabilities that are neither probable nor estimable at this time that may become probable or estimable in the future. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our financial results. We may learn additional information about the N1 Group that adversely affects us, such as unknown, unasserted or contingent liabilities and issues relating to compliance with applicable laws.
Without limitation to the generality of the foregoing, the N1 Group is subject to various rules, regulations, laws and other legal requirements, enforced by governments, regulatory agencies and other public authorities. Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by the N1 Group or any of the N1 Group’s directors, officers, employees or agents could have a significant impact on the N1 Group’s business and reputation and could subject the N1 Group to, among other things, fines and penalties and criminal, civil and administrative legal sanctions, including potential restrictions or limitations on services, resulting in reduced revenue and profits. Such misconduct could include the failure to comply with regulations prohibiting bribery, control over financial reporting, money laundering, breaches of economic sanctions and any other applicable laws or regulations. Any such instances, individually or in the aggregate, could have a material adverse effect on our business, results of operations, financial condition and prospects.
The synergies attributable to the N1 Acquisition may vary from expectations.
We are currently in the process of integrating the N1 Group’s business, in particular, we are aligning operational structures and migrating its divisions under the control of the Cian Group management. In July 2021, as part of our integration of the N1 Group, we launched a listing algorithm, which allows for simultaneous posting of listings on both the Cian and N1 websites and mobile applications once posted on any one of them. We are planning to maintain N1 website and mobile application in the mid-term for the convenience of N1’s users. Although we expect substantial synergies between our businesses, we may fail to realize the anticipated benefits and expected synergies from the N1 Acquisition and our business, results of operations, financial condition and prospects may be materially adversely affected.
The success of the N1 Acquisition will depend, in significant part, on our ability to successfully manage the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and expected synergies from the combination. The integration process, to the extent the two businesses are to be integrated, could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the N1 Acquisition and could harm our financial performance.
We believe that combining the Cian and N1 businesses will allow the Group to benefit from the advantages of joined platforms and systems. However, achieving these goals requires realization of the targeted cost synergies expected from the N1 Acquisition. These anticipated benefits of the transaction, including any operating, technological, strategic and revenue opportunities, may not be realized fully, or at all, or may take longer to realize than expected.
We have performed an inspection of assets to be acquired, which we believe to be generally consistent with industry practices. However, the accuracy of our assessments of the assets and our estimates are inherently uncertain. If problems are identified after the closing of the N1 Acquisition, the sale and purchase agreement provides for limited recourse against the sellers. If we are not able to achieve these objectives and realize the anticipated benefits and synergies expected from the N1 Acquisition within the anticipated timing or at all, our business, results of operations, financial condition and prospects may be materially adversely affected.
Any integration and transition associated with the N1 Acquisition, together with the resulting increased scale, may affect our internal control over financial reporting and ability to effectively and timely report financial results.
While we do not anticipate fully integrating the N1 Group’s business with Cian’s business, at least within the first few years following the closing of the transaction, the additional scale of the combined company’s operations, together with the complexity of any integration efforts, including changes to or implementation of critical information technology systems, may adversely affect our ability to report financial results on a timely basis. In addition, we may have to train new employees and third-party vendors. Due to the complexity of the N1 Acquisition, we cannot be certain that any changes to our internal control over financial reporting will be effective for any period or on an ongoing basis. If we are unable to accurately report our financial results in a timely manner or are unable to assert that our internal controls over financial reporting are effective, our business, results of operations, financial condition and prospects, and the market perception thereof, may be materially adversely affected.
Our actual results of operations may differ materially from the Unaudited Pro Forma Condensed Combined Financial Information included in this prospectus.
The unaudited pro forma condensed combined financial information included in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual results of operations would have been had the N1 Acquisition and this offering been completed on the dates indicated. The unaudited pro forma condensed combined financial information has been derived from the audited historical financial statements of Cian and the N1 Group. The assets and liabilities of N1 have been estimated using assumptions that our management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may adversely affect our business, results of operations, financial condition and prospects.
Risks Related to Our Technology and Intellectual Property
The integrity of customer and user information stored by us, or the effectiveness of our platforms or systems in general, may be compromised, which may damage our reputation and brand and lead to a loss in customer and user confidence and the demand for our products and services.
Our brand and reputation depend upon our handling our customers’ and users’ information safely, as well as our ability to provide a safe online platform for their real estate needs. Our services involve the storage, transmission and processing of customer and user information, some of which may be private and sensitive, such as names, addresses, contact details and financial account information. Any security breaches and administrative or technical failures could expose us to a risk of data loss or exposure, including with respect to user and employee data, as well as loss of intellectual property and other confidential business information, which could result in potential significant losses and litigation as well as significant reputational harm.
Similarly to other website and mobile application providers, our websites and mobile applications and other IT systems are vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other cyber-security attacks or threats and similar disruptions, any of which could lead to loss of critical data, availability or the unauthorized disclosure or use of personal or other confidential information. Further, outside parties may attempt to fraudulently induce our employees, officers, directors, customer or users to disclose sensitive information in order to gain access to our or their information, and our information technology and infrastructure may be vulnerable to attacks by hackers or breaches due to error, malfeasance or other disruptions. For example, hackers could steal customer or user profile passwords and manipulate information about such customers or users on our system, or about objects listed by customers on our platform. As the volume of data we publish increases, and potential threats to data quality become more complex, the risk of harm to our data integrity also increases. Furthermore, any change in the general perception of data privacy and data security may negatively impact our customers’ and users’ willingness to use our services.
We engage third-party vendors to process and store certain customer information, some of which may be private or include personally identifiable information. We also depend on vendors to host some of the systems and infrastructure used to provide our services. See “—Any significant disruption in the service of our websites or mobile applications could damage our business, reputation and brand.” If our vendors fail to maintain adequate information security systems and our systems or our customers’ or users’ information is compromised, our business, results of operations, financial condition and prospects could be harmed.
Any significant disruption in the service of our websites or mobile applications could damage our business, reputation and brand.
Reliable performance of our network infrastructure and our platform is critical to our brand, reputation and our ability to attract customers and users and deliver quality products and services. Neither we, nor any third-party service providers, may fully prevent downtime or outages with respect to our critical infrastructure, including those caused by events or catastrophic occurrences, such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, or similar events. See “—The COVID-19 pandemic and other public health crises, natural disasters or other catastrophic events may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.” Any downtime of our websites or mobile applications, or failure in maintaining and keeping the information on our websites or mobile applications up to date, for any reason, may damage our reputation and lead to a loss of customers or users. For example, in November 2019, we experienced downtime of our “Cian.ru” website and mobile application for approximately seven hours, which resulted in reputational damage as well as various compensations paid to our customers in the form of free services and discounts.
Furthermore, we rely on a number of third-party service providers to support essential functions of our business. For example, we store a significant amount of information about our customers, real estate partners, employees, and business on third-party data storage and cloud services, and we rely on these third-party service providers to provide services on a timely and effective basis. Additionally, we rely on telecommunication operators, payment service providers, such as YooMoney, servicers such as Yandex.Maps to display listings on the map view, and other third parties for the key aspects of maintaining our operations and providing our services to our customers and users. Our influence over these third parties is limited and any failure by any of our third-party service providers to perform as expected or as required by contract could result in significant disruptions and costs to our operations.
We do not carry business interruption insurance sufficient to compensate us for potentially significant losses, including potential harm to the future growth of our business, which may result from interruptions in our service as a result of any system failures. Any errors, defects, disruptions or other performance problems with our services could be further exacerbated as a result of the COVID-19 pandemic. All or any of the above factors could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be unable to secure intellectual property protection for all of our technology, enforce our intellectual property rights, or protect our other proprietary business information.
Our success and ability to compete depends in part on our intellectual property and our other proprietary business information. To protect our proprietary rights, we plan to rely on trademark, copyright and patent law, trade-secret protection and contractual provisions and restrictions. However, we may be unable, or may have historically been unable, to uniformly include the necessary intellectual property protections in contractual agreements with our employees, independent contractors, customers, users or third parties, or secure intellectual property protection for all of our technology, or the steps we take to enforce our intellectual property rights may be inadequate. Furthermore, we may also be unable to protect our proprietary business information from misappropriation.
If we are unable to secure intellectual property rights, our competitors could use our intellectual property to market offerings similar to ours, and we would have no recourse to enjoin or stop their actions. Additionally, any of our intellectual property rights may be challenged by others and invalidated through administrative processes or litigation. Moreover, even where we may have secured our intellectual property rights, others may infringe on our intellectual property, and we may be unable to successfully enforce our rights against such infringers because we may be unaware of the infringement or our legal actions may not be successful. Finally, others may misappropriate our proprietary business information, and we may be unaware of the misappropriation or unable to enforce our legal rights in a cost-effective manner. If any of these events were to occur, our ability to compete effectively would be impaired.
Intellectual property disputes are costly to defend and could harm our business, results of operations, financial condition and reputation.
From time to time, we may face allegations that we have infringed on trademarks, copyrights, patents and other intellectual property rights of third parties. As we grow our business, we expect that we will continue to be subject to intellectual property claims and allegations. Patent and other intellectual property disputes or litigation may be protracted and expensive, and their results may be difficult to predict and may require us to stop offering certain services or features, purchase licenses that may be expensive to procure or modify our services. In addition, patent or other intellectual property disputes or litigation may result in significant settlement costs. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could have a material adverse effect on our business, results of operations, financial condition and prospects.
We may use open source software in a manner that could be harmful to our business.
We use open source software in connection with our technology and services. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used in connection with our services, pay a royalty to use some open source code or discontinue certain services.
From time to time, we may be subject to claims brought against companies that incorporate open source software into their products or services, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, and we may be required to purchase a costly license or remove open source software, devote additional research and development resources to changing our services, make certain source code for our proprietary technology generally available, or waive certain of our intellectual property rights, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
In order to protect our technologies and strategic business and operations information, we rely in part on confidentiality agreements with our employees, independent contractors, and certain other third parties.

These agreements may not be enough to fully mitigate the possibility of inadvertent or intentional disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in an event of unauthorized disclosure of confidential information. The loss of trade secret protection could make it easier for third parties to compete with our services by copying functionality. Others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties.
Further, if our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Any changes in, or unfavorable interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could have a material adverse effect on our business, results of operations, financial condition and prospects.
We may not be able to halt the operations of websites that aggregate or misappropriate our data.
From time to time, third parties have misappropriated our data through website scraping, robots or other means, and aggregated this data on their websites with data from other companies. In addition, “copycat” websites may attempt to imitate our brand and the functionality of our website. When we have become aware of such websites, we have employed technological or legal measures in an attempt to halt their operations. We may not be able, however, to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, our available remedies may not be adequate to protect us against the impact of the operation of such websites. In addition, if such activity creates confusion among customers or real estate partners, our brands and business could be harmed. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Risks Related to Our Financial Position
Covenants under our existing credit facilities, specifically the Facility Agreement, limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial condition or results of operations.
As of June 30, 2021 and December 31, 2020, we had an outstanding loan balance of RUB 542 million and RUB 728 million under the syndicated credit facility agreement (the “Facility Agreement”) with AO Raiffeisenbank (“Raiffeisenbank”) as the Original Lender, the Facility Agent, and the Pledge Manager, and PAO Rosbank (“Rosbank”) as the Original Lender, for further details see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities.” The Facility Agreement contains covenants customary for credit facilities of this type, including maintenance covenants and incurrence covenants relating to debt incurrence, liens, restricted payments, asset sales, transactions with affiliates, and mergers or sales of all or substantially all of our assets, as well as the customary provisions regarding events of default.
Specifically, the Facility Agreement contains certain maintenance covenants, which are tested on a quarterly, semi-annual and annual basis, including with respect to revenue, net assets, EBITDA, EBITDA and advertising expenses and current liquidity ratio (as defined and calculated pursuant to the definitions set out in the Facility Agreement). On December 31, 2020, iRealtor LLC breached the maintenance covenants under the Facility Agreement in relation to its net assets and EBITDA and advertising expenses and, in May 2021, we obtained a waiver from AO Raiffeisenbank as the Facility Agent with respect to this breach of covenants. However, since the waiver was obtained after the reporting date, the non-current portion of the loans was reclassified into the short-term portion as of December 31, 2020. Also, as of June 30, 2021, iRealtor LLC technically breached the maintenance covenant under the Facility Agreement requiring that its net assets calculated in accordance with the Russian Accounting Standards (“RAS”) must be positive as of the end of each semi-annual period and the covenant that requires that its current liquidity ratio must be at least 1.5:1 as of the end of each quarter. On June 30, 2021, iRealtor LLC received waivers from Raiffeisenbank in relation to these technical breaches. Additionally, as of September 30, 2021, iRealtor LLC technically breached the covenants as to the maintenance of certain levels of EBITDA. In October 2021, iRealtor LLC received waiver from Raiffeisenbank in relation to this technical breach. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities.”
Any potential future breaches of covenants may result in defaults, even if we satisfy our payment obligations to the respective obligee. We may not be able to comply with these covenants in the future, which could result in the declaration of an event of default and cause us to be unable to borrow under the Facility Agreement or result in the acceleration of the maturity of indebtedness outstanding under the Facility Agreement, which would require us to pay all outstanding amounts. In addition, the Facility Agreement is collateralized with, among others, pledges of 100% of shares in Fastrunner Investments Limited, 100% of shares in Mimons Investments Limited, 51% of shares in our key operating subsidiary, iRealtor LLC, pledges of rights to the software, trademarks, and rights under the license agreements. We face a risk of losing these assets, if, in case of an event of default, the lenders decide to enforce the pledges. If the maturity of any indebtedness we incur is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us or at all. Our failure to repay such indebtedness could result in the foreclosing on all or a portion of our assets and force us to curtail, or even to cease, our operations.
We may need to raise additional funds to finance our future capital needs, and we may not be able to raise additional funds on terms acceptable to us, or at all.
Growing and operating our business, including through the development of new and enhanced services, may require significant cash outlays and capital expenditures. If cash on hand, cash generated from operations and cash equivalents and investment balances are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, and we may not be able to raise the necessary cash on terms acceptable to us, or at all. The financing arrangements we pursue or assume may require us to grant certain rights, take certain actions, or agree to certain restrictions that could negatively impact our business.
Furthermore, market volatility resulting from the COVID-19 pandemic and the related Russian and global economic impact and other factors could also adversely impact our ability to access funds as and when needed. If additional capital is not available on terms acceptable to us or at all, we may need to modify, delay, limit or terminate our business plans, which would harm our ability to grow our operations and could have a material adverse effect on our business, results of operations, financial condition and prospects.
We rely on assumptions, estimates and business data to calculate our key performance indicators and other business metrics such as the average UMV, listings, leads to agents and individual sellers, paying accounts, average revenue per paying account, average daily revenue per listing, leads to developers and average revenue per lead to developers, and real or perceived inaccuracies in these metrics may harm our reputation and negatively affect our business.
Certain of our performance metrics are calculated using third party applications or internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring such information. For example, our average UMV shows the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. This metric has its limitations because, for example, if users or customers access our platform through a website and a mobile application, they are counted twice and it does not allow us to track how many individual visitors are accessing our platform.
We regularly review and may adjust our processes for calculating our performance metrics to improve accuracy. Our measurements of certain metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. If real estate professionals, our customers, users, investors or financing sources do not perceive our average UMV, listings, leads to agents and individual sellers, paying accounts, average revenue per paying account, average daily revenue per listing, leads to developers and average revenue per lead to developers to be accurate representations of our customers and user engagement, or if we discover material inaccuracies in our key performance indicators, our reputation may be harmed, and real estate professionals and advertisers may be less willing to allocate their resources to our products and services, while investors or financing sources may be less willing to invest in or trade the ADSs. Additionally, operational metrics are important for our decision-making process and if we rely on inaccurate data, we could make incorrect decisions based on these metrics, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Risks Relating to the Regulatory Environment
Existing and evolving government regulation in the area of data privacy and data protection could adversely affect our business.
We collect, process, store and transmit large amounts of data, including confidential, sensitive, proprietary, business and personal information. The effectiveness of our technology and platform, and our ability to offer our services to our customers and users rely on the processing, protection and security of data. Our collection and use of this data for targeted advertisements, data analytics and outreach communications might raise privacy and data protection concerns that could negatively impact the demand for our services. We use third-party technology and systems for encryption, employee email and other functions.
Processing of customer and user data is subject to certain requirements and restrictions in Russia. In accordance with Russian law, personal data is defined as any information relating, directly or indirectly, to an identified or identifiable individual. Under Russian law, subject to certain exceptions, we must obtain consent in order to process an individual’s personal data. Furthermore, Russian law generally requires companies to use certified encryption and other technical means to protect personal data. An entity which, separately or jointly with other entities, arranges for the processing of personal data and determines the purposes of such processing, scope of personal data to be processed and actions (operations) performed on personal data, is defined as a data operator (data controller). Data operators are obliged to notify the Russian Federal Service for Supervision of Information Technologies and Communications (“Roskomnadzor”), the principal Russian data protection authority, of the commencement of the personal data processing (subject to a limited number of exceptions). Following such notification, the data operators are included into a specific register. We are registered as a data operator in such register.
As a matter of Russian law, we are required to conduct certain types of processing of personal data of Russian citizens (when collecting such personal data) with the use of Russian databases (this obligation is referred to as the “Russian data localization rules”). While we store some of our data on the cloud platforms located abroad, we continuously monitor that this is done in accordance with the Russian law requirements and we conduct the key processing actions for collection of personal data of Russian citizens using Russian databases.
Russia is continuing to develop its legal framework, including with respect to data privacy and data protection. For example, in March 2021, new rules which restrict the usage of publicly available personal data (including data available on the internet) were adopted. These require, among other things, obtaining a user’s consent in a specific form for the processing of such data and changing processing rules and procedures. For further information on the applicable regulatory framework, see “Regulations—Privacy and Personal Data Protection Regulation.”
Roskomnadzor, among its other functions, supervises compliance with the data protection legislation and conducts scheduled and unscheduled audits over activities of data operators, maintains the register of personal data operators, infringers of personal data processing requirements and blocked websites, initiates legal proceedings in cases of violations, and imposes fines or other penalties. Roskomnadzor may require us to improve our data-related policies and security measures, which may adversely affect our ability to manage our business or make it costlier to do so. If audits by Roskomnadzor result in a determination that we fail to comply with data-related legislation, including the Russian data localization rules, we could experience financial losses, our reputation may be harmed, and we could be restricted from providing certain types of services until we comply with the relevant requirements. Failure to comply with the data privacy laws may lead to civil and administrative liability and, in extreme cases, criminal liability may follow for individuals (Russia does not have the notion of criminal liability of legal entities). Such liability may take the form of fines, or, in extreme cases, suspension of activities and/or blocking of our resources for access from the territory of Russia. The size of fines for violations of the Russian data privacy rules is being constantly increased by the Russian legislature (currently, the maximum fine for violation of Russian data localization requirements is RUB 18 million (equivalent to approximately US $251,100 as of November 1, 2021)). Persons processing personal data in violation of the rules are also obliged to terminate or procure the termination of any wrongful processing of personal data. Moreover, under Federal Law No. 236-FZ “On the Internet Activities of Foreign Entities in the Russian Federation” dated July 1, 2021 (“FZ-236”), further consequences may apply for noncompliance with data localization requirements and certain requirements of FZ-236, which may include, for example, restriction on personal data processing, payments from Russian citizens, and advertising.
We may also be subject to data protection laws in other jurisdictions where our customers and users may access our platform. Such data protection laws may require significant compliance efforts and, if we are unable to fully comply, could result in liability. For example, in 2016, the European Union adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018. The GDPR generally applies extraterritorially and imposes stringent requirements for controllers and processors of personal data. Non-compliance with the GDPR is subject to significant penalties, including fines of up to the greater of €20 million or 4% of total worldwide revenue, and injunctions on processing of personal data. Other jurisdictions are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and risks associated with non-compliance.
Additionally, we are subject to laws, rules and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area (“EEA”). We rely on transfer mechanisms that are recognized in the market but, depending on the changes in law and interpretation, we may not be able to rely on existing mechanisms for cross-border transfer of data, transfer of such data to and from certain jurisdictions may be restricted.
We use cookies and other related technologies that assist us in improving the customer and user experience and personalizing our services that ultimately benefit various groups of our customers and users through behavioral targeting, which makes our services more customized and our advertising more relevant. We cannot be certain as to whether our practices are compliant with the requirements of applicable data protection legislation in Russia and abroad, and such laws are still being developed and could be interpreted or applied in a manner that is not consistent with our current data protection practices.
We also record customer and user calls to improve our services. We do so subject to prior notification of the fact that the call will be recorded and, if individuals proceed with the call, they are deemed to have accepted such practice. Information so recorded may be subject to specific rules (such as privacy of communications), whose processing and transfer by IT companies is subject to additional restrictions, which are broadly defined and may be inconsistently applied in Russia.
If we were found to be subject to, and in violation of any privacy, data protection or data security laws or regulations, our business may be materially and adversely impacted and we would likely have to change our business practices and potentially our service portfolio. These laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology. Furthermore, if these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, and our business, prospects, financial condition and results of operations could be materially and adversely affected. In extreme cases, the relevant data protection authorities may block access to our websites or suspend our activities.
In addition, we may be required to disclose personal data pursuant to demands from government agencies, including from law enforcement agencies, intelligence agencies and state and municipal regulators in the course of audits, as a requirement for obtaining or maintaining any licenses or permits, which we may require to operate our business in the future. Any such disclosure may result in a failure, or perceived failure, by us to comply with privacy and data protection policies, notices, laws, rules, and regulations (including due to conflicts of laws), could result in proceedings or actions against us in the same or other jurisdictions, and could have an adverse impact on our reputation.

We operate in a rapidly evolving environment of increasing regulatory complexity and failure to comply with existing or new rules and regulations or to obtain and maintain required licenses or authorizations, could materially and adversely affect our business, financial condition, results of operations and development prospects.
We are subject to, or affected by, a variety of laws and regulations, including laws regarding real estate, data protection, competition, the internet, labor and taxation. Actual or alleged failure to comply with one or more of these laws or regulations could result in administrative or legal proceedings, fines, third party damage actions and other penalties, which in turn could harm our reputation. Changes to such laws or regulations, or the interpretation thereof, or the adoption of new laws and regulations, are extremely difficult for us to predict and may place additional financial or other burdens on, or otherwise negatively impact our business, thereby increasing the cost or reducing the profitability of our services, limiting the scope of our offering or affecting the competitive landscape generally. In addition, Russian authorities have the right to conduct periodic tax, labor or other inspections of our operations and properties. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. If authorities choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. In addition, government authorities may claim unpaid taxes and impose fines if certain of our contracts with independent contractors are reclassified as employee contracts.
As with other technology companies around the world, we are operating in an increasingly uncertain and challenging environment, in part due to increased scrutiny from governmental authorities. We are also subject to evolving regulation of dissemination of information on the internet. In particular, in recent years, the Russian authorities have adopted a series of laws aimed at regulating the technology and internet sectors.
For example, in July 2016, Federal Law No. 374-FZ, also known as the “Yarovaya Law” (the “Yarovaya Law”) amending, among others, Federal Law No. 149 FZ dated July 27, 2006 “On Information, Information Technology and Data Protection,” as amended (the “Law on Information”) entered into force. The Yarovaya Law requires the arrangers of information distribution by means of internet to store metadata (information confirming the fact of receipt, transmission, delivery and/or processing of text messages, pictures or other communications) and the contents of communications, including text messages, pictures or other communications, for a certain period of time. Although messaging is not the primary aim of our platform, our customers and users can exchange electronic messages (e.g., users can send messages to real estate agents and post messages on the forum). In order to comply with the Yarovaya Law, we store the metadata of all electronic communications, the contents of all electronic communications and the communicating parties’ details on Russia-based servers as required by the applicable regulation. Furthermore, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation is working on draft amendments to the Law on Information, which is aimed at unifying the approach to big data processing. The expected impact that the contemplated draft amendments may have on our businesses and the expected timing for the amendments’ adoption is yet to be assessed. For further information on applicable requirements set out by the Law on Information, see “Regulations—Internet Regulation.”
Additionally, Federal Law No. 90-FZ dated May 1, 2019 “On certain amendments to the Federal Law “On Communications” and the Federal Law “On Information, Information Technology and Data Protection” (the “Sovereign Internet Law”) imposes a number of obligations on entities having autonomous system numbers (these numbers are defined as unique identifiers of the autonomous systems, “ASN,” which in turn, are systems of IP-networks and routers that adhere to a common routing policy and to which several IP-addresses can be assigned (the “Internet Providers”)). The Internet Providers are required to, among other things, install certain software and hardware to determine IP addresses, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities.
Russia is also introducing various internet monitoring systems. For example, the register of foreign platforms that are prohibited from accepting payments in the territory of Russia has recently been introduced to prevent infringements. The regulations generally require a request from a governmental authority to take down allegedly infringing or illegal information prior to blocking a particular website. However, in some cases, access to such information can be blocked without notification or prior judicial scrutiny. If information of the above-mentioned types of information is posted on our platform and we fail to identify and delete it in a timely manner, our websites might be blocked and our business may be materially adversely affected. Similarly, the Unified Information System on Record of Online Advertisements (ERIR) has recently been introduced and will be launched in September 2022. In connection with the introduction of ERIR advertisers and operators of advertising systems will be obligated to provide certain information about advertisements to the authorities directly or via a counterparty using specific software, which, if it applied to us, could increase costs and require changes to information systems.
Russia has recently introduced legal framework for, and is currently developing and implementing rules on, measuring the total audience of certain websites in order to moderate content and to monitor compliance with the new rules established by FZ-236. These rules may apply to, among others, social networks, digital mass media, audiovisual services, news aggregators and other resources, and require the operator to assist with measuring its audiences by installing special software or providing certain information requested by the operator. Pursuant to Russian law the social network is defined rather broadly as any digital platform which is (i) designed to or applied for provision or dissemination (via users’ personal accounts) of information in the Russian language; (ii) could be used for distribution of advertisements targeted at the persons located in Russia; and (iii) has more than 500,000 daily users located in Russia. Roskomnadzor is required to maintain a register of such social networks and calculate their daily audience. Platforms regarded as social networks will be required to monitor and delete illegal content and submit a report on such activities. In the absence of underlying regulations it is still difficult to assess the applicability of the framework amendments to online classified platforms and the impact that they may have on our business and operations.
Furthermore, our continued success will substantially depend upon our ability to introduce new initiatives, projects and features. See “—We may devote significant costs and management time to the implementation of new initiatives, including development of new business lines and new service offerings, as well as certain strategic regional expansion efforts, with no guarantee of success.” Some of those initiatives may require us to obtain licenses or permits. We cannot assure you that we will be able to secure or, if secured, renew, any licenses or permits on terms acceptable to us. If we fail to obtain the necessary licenses or permits, we may lose our customers and users and market share and our development and growth prospects may suffer.
If the Russian government were to apply existing limitations on foreign ownership to our business, or impose new limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our business.
Over the past few years, Russian legislators have introduced a number of laws and regulations restricting foreign ownership and control of companies involved in certain strategically important activities in Russia, as well as companies that are classified as “mass media” businesses. For example, in 2016, an amendment to the Russian mass media law came into force that reduced the permitted level of foreign ownership in companies that hold Russian mass media registrations. The amendment limited the ownership and control, direct or indirect, of Russian mass media entities by non-Russian entities and individuals to 20%. In order to bring its ownership structure in compliance with new mass media regulation, a Russian non-state broadcaster listed on Nasdaq at the time when new mass media regulation came into force, had to sell its operating business in Russia and apply for a delisting from Nasdaq thereafter.
Currently, technology, the internet and online advertising are not industries specifically covered by legislation restricting foreign ownership. However, from time to time, proposals have been considered by the Russian government and the State Duma, the lower house of the Russian Parliament, which, if adopted, would impose foreign ownership or control restrictions on certain large technology or internet companies. For example, in 2018 draft legislation that would restrict foreign ownership of news aggregators was introduced. Although, to date, activities on our platform do not meet the criteria of news aggregators provided by the Law on Information, there can be no assurance that our platform will be not deemed to be a news aggregator in the future. The draft legislation is broadly worded and if adopted and applied to activities on our platform, we may be required to restructure or otherwise adapt our operations or corporate structure to comply with such restrictions. At this time, we cannot anticipate whether the draft legislation will be adopted or, if it is adopted, whether such restrictions will be applied to us.

Furthermore, in 2019, certain Russian legislators proposed a draft law which was aimed at restricting foreign ownership in information resources of significant importance for the Russian information and communication infrastructure (potentially including a broad range of activities related to processing of personal data of customers and users located within Russia). The proposal was withdrawn in November 2019 following criticism from the business community. In December 2020, a draft law was submitted to the State Duma that is aimed at prohibiting foreign ownership in excess of 20% in Russian audiovisual services, including online video streaming services. If similar legislation applicable to our online classified business were to be proposed or adopted, we may be required to restructure or business or otherwise adapt our operations or corporate structure to comply with such restrictions, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
The FAS could determine that we hold a dominant position in our markets, which would result in limitations on our operational flexibility and may adversely affect our business, financial condition and results of operations.
The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. The Russian Federal Law No. 135-FZ “On Protection of Competition” dated July 26, 2006, as amended, (the “Competition Law”) establishes certain restrictions on activities of such companies. When determining market dominance, the FAS needs to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be taken into account when making this determination, including the interchangeability or substitutability of the services for the user, their pricing and intended use, and the calculation of market shares of companies operating in this market. Different approaches may be applied in this respect by the FAS and market participants. In a number of court cases, Russian courts have found concerted actions where competitors acted in a similar way within the same period of time, although, arguably, there have been legitimate economic reasons for such behavior and the behavior was not aimed at restriction of competition.
Under the Competition Law, business combinations exceeding certain thresholds are subject to prior approval by the FAS. The FAS will determine whether any acquisition subject to its prior approval negatively impacts competitive conditions in the relevant markets or adversely affects consumers in these markets. On October 6, 2021, the FAS rejected a proposed business combination between us and Avito, citing that such combination would result in an entity with a dominant market position.
To date, aside from receipt of routine inquiries from the FAS, we have not engaged with them to define our market position. We believe that our operations are in compliance with Russian anti-monopoly regulations. If the FAS were to conclude that we hold a dominant position in one or more of the markets in which we operate, it could result in heightened scrutiny of our business and industry, limit our ability to complete future acquisitions or require us to pre-clear any substantial changes to our standard agreements with our customers, other partners and the authorities. In addition, if we were to decline to conclude a contract with a third party, this could, in certain circumstances, be regarded as an abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines linked to our revenue.
In addition, in 2019, the FAS publicized draft amendments to the Competition Law, known as the “5th Antimonopoly Pack.” The 5th Antimonopoly Pack is still under discussion between the government authorities and has not yet been submitted to the Russian Parliament. As currently drafted, the 5th Antimonopoly Pack gives the FAS authority to regulate digital platforms (i.e., internet infrastructure for interaction of sellers and buyers). Dominance of a digital platform will be determined on the basis of the so-called “network effect” criterion, or the situation where the increasing number of the registered customers and users of this network adds value to this network, including to the goods and services available at such network. A digital platform will be deemed to have a dominant position if its market share exceeds 35% and network effects enable it to affect the general terms of trade in a certain product in the relevant market, push other businesses out of the market or impede access to the market for other businesses. In August 2021, the FAS introduced a draft guidance on the basic principles of interaction between participants of digital markets. This guidance provides for, among others, reasonable transparency of digital platforms, neutrality towards other market participants, including competitors, and safeguards for the platform users’ rights. Given the lack of enforcement practice in Russia related to digital platforms, we cannot evaluate the impact of this initiative on our business practices.

Russian anti-monopoly authorities have also been known to determine that a market player has been in violation of antitrust laws solely on the basis of circumstantial evidence pointing to its anti-competitive behavior without any written or oral evidence to support this. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. These limitations and penalties could have a material adverse effect on our business, results of operations, financial condition and prospects.
We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads featured on our platform, which would result in a loss of advertisers and therefore a reduction in our revenue.
Russian law prohibits the sale and advertising of certain products, and heavily regulates advertising of certain other products and services. Ads for certain products and services, such as financial services, as well as ads aimed at minors and some others, must comply with specific rules and must, in certain cases, contain required disclaimers.
Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all the required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws are interpreted to apply to us, or if our ad serving system fails to include the necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers that we serve.
The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted, or current legislation were to be interpreted as restricting the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could result in a loss of advertisers or a reduction in the relevance of the ads we serve, which would reduce the number of clicks on the ads and, therefore, reduce our revenue.
Risks Relating to the Russian Federation
Investing in securities of issuers in emerging markets, such as Russia, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.
Emerging markets, such as Russia, are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors into businesses operating in the emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies, such as the economies of Russia, are subject to potential instability and any information set out herein may become outdated relatively quickly.
Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in the capital markets of most or all emerging market countries, as investors move their money to more stable, developed markets. Over the past few years, the Russian capital markets have been highly volatile, variably due to the impact of global economic slowdowns, sharp declines in oil prices, deteriorating conditions in the Russian economy itself, the COVID-19 pandemic or international sanctions. As has happened in the past, various adverse factors, such as significant ruble depreciation; capital outflows; worsening of various economic indicators; geopolitical disputes, such as the crisis in Ukraine and imposition of additional trade and economic sanctions against Russia in connection therewith; or an increase in overall perceived risks associated with investing in emerging economies, could hinder foreign investment in Russia and adversely affect the Russian economy. In addition, during times of economic crises and market volatility, businesses that operate in emerging markets can face severe liquidity constraints, as available funding may often be reduced or withdrawn. Generally, investments in emerging markets are only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment in the ADSs.

Changes in government policy, other government actions and political risks could adversely affect the Group’s operations and the value of investments in Russia.
While the political situation in Russia has been relatively stable since 2000, future policy and regulation may be less predictable than in less volatile markets. Any future political instability could result in a worsening of the overall economic situation, including capital flight and a slowdown of investment and business activity. In January 2020, the current Russian President Vladimir Putin proposed a number of constitutional reforms aimed at altering the balance of power between the legislative, executive and judicial branches, and introducing certain other changes to the Constitution of Russia. In addition, further amendments were proposed in March 2020, under which the previous and/or current President of Russia would be allowed to participate in presidential elections for two terms following the amendment of the Constitution, and previous presidential terms, which had been served or started prior to these amendments becoming effective, would not be accounted for. The amendments were approved in a nationwide vote, and took effect on July 4, 2020. The impact of these amendments, plus other relevant political steps and actions on the political, economic, social, regulatory and business landscape in Russia could take time to become fully evident and cannot be predicted with significant amount of certainty.
Future changes in the Russian Government, the State Duma or the presidency, major policy shifts or eventual lack of consensus between the president, the Russian Government, Russia’s parliament and powerful economic groups could lead to political instability. Shifts in governmental policy and regulation in the Russian Federation are less predictable than in many Western countries, and could disrupt political, economic, social, regulatory and business processes and environments.
Russian authorities have been reported to sometimes apply policies selectively and arbitrarily, including through withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions, asset freezes, seizures or confiscations, regulatory measures, and civil actions. Federal and local governmental entities have, in the past, used common defects in share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, which may be seen as being influenced by political or business considerations. Some observers have noted that takeovers of major private sector companies by state-controlled companies following tax, environmental and other challenges in recent years may reflect a shift in official policy in favor of state control at the expense of individual or private ownership, at least where large and important enterprises are concerned. This has, in turn, resulted in significant fluctuations in the market price of Russian securities and had a negative impact on foreign investments in the Russian economy, over and above any recent general market dislocations. Any similar actions by the Russian authorities which result in a further negative effect on investor confidence in Russia’s business and legal environment could have a further material adverse effect on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities, including the ADSs.
Deterioration of Russia’s relations with other countries and adoption, maintenance and expansion of international embargo, economic or other sanctions against Russia could negatively affect the Russian economy and our business, financial condition and results of operations.
The United States, the European Union and the United Kingdom, as well as other countries, have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial state-owned institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol. See “—We engage in certain de minimis activities relating to Crimea, and these activities could impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations.”
On August 2, 2017, the U.S. enacted the Countering America’s Adversaries Through Sanctions Act which, inter alia, imposed sanctions against certain Russian entities, and provided for “secondary sanctions” targeting non-U.S. persons who engage in certain activities involving Russia, whereby they may face adverse economic consequences in the form of denial of certain U.S. benefits or the imposition of sanctions. In January 2018, pursuant to CAATSA, the U.S. administration submitted to the U.S. Congress a report on senior Russian political figures, “oligarchs” and “parastatal” entities. The identification of any individuals in the report does not automatically lead to the imposition of new sanctions and it is not possible to predict whether any such identification could have a material adverse effect on the Russian economy or our business. Neither our directors, nor senior management are included in the report.
In August 2018, the U.S. Department of State imposed new sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act of 1991 (the “CBW Act”). In August 2019, following Russia’s alleged failure to meet certain conditions under the CBW Act, the U.S. Department of State imposed additional sanctions against Russia, relating to Russian sovereign debt, multilateral lending and export restrictions for dual-use technologies that can be used for chemical and biological warfare. Most recently, on April 15, 2021, President Biden announced an executive order imposing additional sanctions that target 32 entities and officials and, along other measures, prohibit U.S. financial institutions from buying ruble-denominated bonds issued by the Central Bank of Russia, the Ministry of Finance and the National Fund.
Moreover, from time to time, U.S. legislators introduce draft legislation for consideration directed at imposing further sanctions against Russia. These initiatives, if enacted, could affect, among other things, Russian sovereign debt, Russian energy projects and Russian energy and financial sectors and may have an adverse impact on the Russian economy in general and, thus, our operations.
There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions or potential easing of such measures. Relations between Russia and the U.S., certain EU members and the U.K. have recently been strained due to a number of issues, including geopolitical confrontations, economic interests and trade wars, as well as Russian internal political and social events, and there can be no assurance that the governments of the U.S., EU., U.K. or other countries will not impose further sanctions against Russia, or specific individuals, entities or sectors of the Russian economy. New tensions in relations between Russia and the U.S., EU, U.K. and other countries, could result in adoption and implementation of these and other new sanctions, which could have a material adverse effect on the Russian economy and on our business, results of operations, financial condition and prospects.
In the ordinary course of business, our companies, like many Russian companies, have routine commercial operations with Russian persons and entities that are currently subject to sectoral sanctions (such as Russian state-owned banks). There can be no assurance that the U.S. government would not view such activities as meeting the criteria for U.S. economic sanctions. In addition, because of the nature of our business, we do not generally identify our customers. Therefore, we are not always able to screen them against the SDN List published by OFAC and other sanctions lists.
Although our transactions and commercial relations with these entities are not legally prohibited by applicable sanctions, and we take steps to comply with applicable laws and regulations, should the sanctions regime with respect to these entities be widened, or should we fail to successfully comply with applicable sanctions, or become subject to sanctions in the future, we may face negative legal and business consequences, including civil or criminal penalties, government investigations and reputational harm. The executive orders authorizing the U.S. sanctions provide that persons may be designated to be in violation if, inter alia, they materially assist, or provide financial, material or technological support for goods or services to, or in support of blocked or designated parties. EU financial sanctions prohibit the direct and indirect provision of funds or economic resources to or for the benefit of sanctioned parties.
Most of our employees, associates and affiliates are not U.S. persons and, therefore, are restricted in dealings with U.S.-sanctioned persons only to the extent those dealings are subject to U.S. jurisdiction. However, it is possible that existing sanctions regimes may be widened or that new sanctions may be imposed on our counterparties, or that we, our employees, associates or affiliates could become subject to sanctions in the future, which could have a material adverse effect on our business.
If we become a sanctioned person pursuant to U.S., EU or U.K. sanction laws, either as a result of the above activities or through a targeting of a broader segment of the Russian economy, it will have a material adverse impact on our business. For example, we might be unable to conduct business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions and rating agencies, transact in U.S. dollars, raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. Moreover, if we become subject to U.S. or U.K. sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to the ADSs, which could make the ADSs partially or completely illiquid and have a material adverse effect on their market value. We are also aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries, which could limit the liquidity of the ADSs and thereby have an adverse impact on their value. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the price of the ADSs. Any of the above could have a material adverse impact on our business, financial condition, results of operations or prospects.
New or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy.
Over the past several years, Russia has been involved in conflicts, both economic and military, involving neighboring or more distant states. On several occasions, this resulted in deterioration of relations between Russia and other countries, including the United States and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and other countries. The continuing political instability and deteriorating economic conditions in Ukraine, together with the conflict in Eastern Ukraine, have affected relations between Russia and Ukraine. On March 2014, following a public referendum, the Crimean peninsula and the city of Sevastopol were proclaimed as new separate constituents of Russia by the governing authorities of Russia, Crimea and Sevastopol. The events relating to Ukraine and Crimea prompted condemnation by members of the international community, and were strongly opposed by the EU and the United States, with a resulting material negative impact on their relationships with Russia. Tensions between Russia and the EU and between Russia and the U.S. further increased in subsequent years as a result of the conflict in Syria and a host of other issues.
Emergence of new or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, increased trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including the ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.
Economic instability in Russia could adversely affect our business.
We operate only in Russia and a result, our business and results of operations are heavily dependent on the economic conditions in Russia. In the past years, the Russian economy and markets have been subject to abrupt downturns and significant volatility. For example, the Russian economy has been adversely affected by the introduction of sanctions against Russia and the decline of oil prices, which resulted in a decline in GDP of 2.0% in 2015. The impact of the economic downturn on the Russian economy led to, among other things, a reduction in the disposable income of the general population, a crisis of bank liquidity, a significant depreciation of the ruble against the U.S. dollar and Euro and the rise of unemployment. According to the Russian Federal State Statistics Service (“Rosstat”), in 2017, 2018 and 2019, Russia’s GDP grew by 1.8%, 2.8% and 2.0% in real terms, respectively. However, in 2020, Russia’s GDP declined by 3.1%, mostly due to the economic impact of the COVID-19 pandemic and the associated government lockdown measures imposed in response to it.
Moreover, as Russia produces and exports large quantities of crude oil, natural gas, metals and other commodities, its economy is particularly vulnerable to fluctuations in the prices of commodities on the global market. In particular, the Brent Crude oil price suffered a significant decrease during 2014 and 2015. Most recently, oil prices fell again with the price of Brent Crude declining from $45.3 per barrel on March 6, 2020 to $31.43 per barrel on March 9, 2020 and then dropping to $26.53 per barrel on April 20, 2020 as a result of sharply falling demand for oil triggered by the significant slowdown of business activity and a deteriorating global macro outlook caused by the spread of the coronavirus epidemic, while Russia and OPEC for some time were unable to reach an agreement on extended oil production cuts in response to the falling demand. As of November 1, 2021, the Brent Crude oil price recovered to $84.71 per barrel.
The ruble / U.S. dollar exchange rate has also been volatile and amounted to RUB 61.91 per $1.00 and RUB 73.88 per $1.00 as of December 31, 2019 and 2020, respectively. As of November 1, 2021, ruble / U.S. dollar exchange rate amounted to RUB 70.52 per $1.00. While currency volatility has, in the past, led to increased demand for real estate assets as stores of value against prospects of a devaluing ruble, currency weakness also had adverse effect on the Russian economy as a whole due to raising prospects of accelerating inflation (from higher ruble-denominated prices of imports), higher interest rates and poor real incomes dynamics. Based on information published by Rosstat, during 2020, real personal income of the Russian population decreased by approximately 3%. Downturns in household incomes and changes in patterns of user behavior amid the spread of the pandemic may negatively affect user confidence and dissuade or delay people from buying real estate, which may lead to lower real estate prices, reduced transaction volumes and, consequently, decreased demand for our services.
Starting in February 2015, the CBR initiated a period of dovish monetary policy with gradual reductions in key interest rate, which resulted in the declining of the average interest rate on new mortgage loans (from 14.2% in February 2015 to 7.78% as of the date of this prospectus, according to CBR data). However, in March 2021, the CBR began to reverse its monetary policy by gradually increasing the key interest rate, which, in September 2021, was approved at the level of 6.75%. Currently, the increase in the key interest rate has had a limited impact on mortgage interest rates mainly due to the mortgage subsidies program and a high level of competition in the banking market. However, there can be no assurance that the subsidies program will continue to prevent mortgage interest rates from further growth or will be further extended by the government. See also “—Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program.” The higher key interest rate environment may increase mortgage interest rates, which may offset the positive effect of the previous CBR policy, result in a decrease of property sales volumes and affect our lead generation revenue.
While a gradual economic recovery in Russia may be possible in 2021, there is a risk that Russia’s economy may not grow in the future due to renewed unfavorable economic conditions (both globally and in Russia) and geopolitical factors, COVID-19 infection rates growth or other adverse developments, and this consequently may materially and adversely affect our business, results of operations, financial condition and prospects.
Inflation may increase our costs and exert downward pressure on our operating margins.
Russia has experienced high inflation in the past. Since 2016, inflation in Russia relatively stabilized, and, according to Rosstat, stood at 4.3%, 3.0% and 4.9% in 2018, 2019 and 2020, respectively. In September 2021 the level of inflation amounted to 7.4%, based on Rosstat estimates, mainly as a result of COVID-19 pandemic. A return to high and sustained inflation could lead to market instability, new financial crises, reductions in consumer purchasing power and the erosion of consumer confidence, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Social instability in Russia could increase support for stronger centralized authority, nationalism, political repression or violence and could materially adversely affect our operations.
A decrease in the price of oil, as well as increased unemployment rates, failure by the government and many private enterprises to pay full salaries on a regular basis and failure of salaries and benefits to keep pace with increasing cost of living led in the past, and could lead in the future, to labor and social unrest in the markets in which we operate. Labor and social unrest may have political, social and economic consequences, such as increased support for stronger of centralized authority; increased nationalism, including restrictions on foreign involvement in the Russian economy; and increased political repressions and violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

Crime and corruption could disrupt our ability to conduct our business and, thus, materially adversely affect our operations.
The stability, effectiveness, fairness, transparency and strength of government institutions, rule of law and business practices in Russia have been varied and have changed along with political and economic changes over the years. The local and international press have reported on high levels of corruption in Russia, including the bribery of officials for initiating investigations by state agencies, obtaining licenses or other permissions or obtaining the right to supply products or services to state agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecution to further the commercial interests of certain government officials or certain companies or individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. The proliferation of organized or other crime, corruption and other illegal activities that disrupt our ability to effectively conduct our business or any claims that we have been involved in corruption, or illegal activities, even if false, that generate negative publicity could have a material adverse effect on our business, results of operations, financial condition and prospects.
The ongoing development of the Russian legal system and Russian legislation creates an uncertain environment for investment and for business activity.
As Russia continues to develop its legal framework, it may still differ substantially from international standards and the requirements of a modern market economy. The current regulatory environment in Russia may result in inconsistent interpretations, applications and enforcement of the law. Among the possible risks of the current Russian legal system are:
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inconsistencies between and among the constitution, federal and regional laws and subordinate legislation (presidential decrees and governmental, ministerial and local orders, decisions and resolutions) and other acts;

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the lack of judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;

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the relative inexperience of judges and courts in interpreting certain aspects of legislation;

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the lack of an independent judiciary;

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a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses;

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the possibility of rapid change in the current legislation, which could create ambiguities in interpretation and potential non-compliance; and

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poorly developed bankruptcy and liquidation procedures and court practices that create possibilities of abuse.

In addition, legislation in Russia may often still have substantial gaps in the regulatory infrastructure. Any of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.
The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.
Instability in the Russian banking sector may adversely affect the Russian economy, which may in turn negatively impact our business. Increases in the level of underperforming loans in recent years has generally weakened the level of capital for banks, which, in turn, may lead them to shrink their loan portfolios, and as a result, debt funding may become less available for individuals and businesses. Recessionary trends in the Russian economy and stricter enforcement by the CBR affected a number of notable Russian banks, which were either acquired, liquidated or taken over for financial rehabilitation by other Russian banks, the Deposit Insurance Agency or the CBR in recent years.

Serious deficiencies, instability or crises in the Russian banking sector, or other problems experienced by Russian banks, including deterioration in their credit portfolios, difficulties in accessing liquidity, meaningful financial losses or reduction of profitability, falling capital ratios, suspension or revocation of their licenses or takeovers for subsequent liquidation or rehabilitation, resulted in the past, and may result in the future, in significant adverse consequences for our market and business. For example, in such circumstances, buyers of real estate or real estate developers may find themselves with reduced access to bank financing, which may reduce their demand, activity and transaction volumes in the real estate market, and, in turn, slow down demand for our services. We also may face forfeiture of, or delays in accessing our cash reserves, withdrawal/transactional limits on our bank accounts or other restrictions being imposed on our business, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, the instability of the Russian banking sector may also impede the development of new products for our Mortgage Marketplace services. Furthermore, as we may seek debt financing from Russian banks in the future, if a banking crisis were to re-occur in Russia, our ability to access such financing may be limited, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects, and investors may lose some or all of the value of their investment.
The companies incorporated in Russia may be forced into liquidation due to formal non-compliance with certain requirements of Russian law, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements in connection with its formation or reorganization or during its operation. There were cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for the liquidation of a legal entity. For example, in Russian corporate law, negative net assets calculated on the basis of the Russian Accounting Standards as of the end of the financial year following the second or any subsequent financial year of a company’s operation can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities (if no decision is taken to decrease the charter capital or liquidate the company). Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian balance sheets. However, their solvency (i.e., their ability to pay debts as they come due) is not otherwise adversely affected by such negative net assets. In addition, according to Russian court practice, formal non-compliance with certain requirements that may be remediated by a non-compliant legal entity should not itself serve as a basis for liquidation of such legal entity.
Although iRealtor LLC, our key operating subsidiary, had negative net assets as of June 30, 2021, December 31, 2020 and December 31, 2019, its net assets as of December 31, 2018 were positive. Under the relevant legislative requirement, a company may be forced into liquidation only after having negative net assets for two consecutive years, however, as this requirement is temporarily not applicable in 2020 due to the COVID-19 pandemic, we believe that we and our subsidiaries are currently fully compliant with the applicable legal requirements and neither we nor iRealtor LLC should be subject to liquidation on such grounds. We expect to take all necessary measures aimed at ensuring that iRealtor LLC has positive net assets by the required time in order to continue to be in compliance with all applicable requirements. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences to our business and financial condition.
Risks Relating to Russian Taxation
Changes in Russian tax law could adversely affect the Group’s business.
Generally, Russian taxes that the Group is subject to are substantial and include, among others: corporate income tax, value-added tax (“VAT”), property tax, payroll related insurance payments, other taxes and duties. The Group is also subject to the liabilities of a tax agent with respect to taxes due from some of its counterparties. Laws related to these taxes and duties, such as the Tax Code of Russia (the “Tax

Code”), have been in force for a relatively short period of time in comparison with tax legislation in more developed market economies, and the Russian government’s implementation of such legislation is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continuous changes being introduced to existing laws and the interpretations thereof.
Although the Russian tax climate and the quality of tax legislation generally improved with the introduction of the Tax Code, the possibility exists that Russia may impose arbitrary and/or onerous taxes and penalties in the future.
Since Russian federal, regional and local tax laws and regulations are subject to frequent change, and since some sections of the Tax Code are comparatively new, interpretation and application of these laws and regulations is often unclear, unstable or non-existent. Differing interpretations of tax regulations may exist both among and within government bodies at the federal, regional and local levels, increasing the number of existing uncertainties and leading, in practice, to the inconsistent enforcement of these tax laws and regulations.
Furthermore, the taxpayers, the Ministry of Finance and the Russian tax authorities often interpret tax laws differently. There can be no assurance that the Russian tax authorities will not take positions contrary to those set out in the private clarification letters issued by the Ministry of Finance to specific taxpayers’ queries. In some instances, the Russian tax authorities have applied new interpretations of tax laws retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period several times. During the past several years, the Russian tax authorities have taken more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of companies operating in various industries, including the financial industry.
Since taxpayers and the Russian tax authorities often interpret tax laws differently, taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. In the absence of binding precedent or consistent court practice, rulings on tax or other related matters by different courts relating to the same or similar circumstances may be inconsistent or contradictory. Clarifications of the Russian tax authorities and the Ministry of Finance may, in practice, be revised by courts in a way that is unfavorable for the taxpayer.
The Russian tax system is, therefore, impeded by the fact that, at times, it continues to be characterized by the inconsistent judgments of local tax authorities. It is, therefore, possible that transactions and activities of the Group that have not been challenged in the past may be challenged in the future.
In 2017, the general anti-avoidance rules were introduced in the Tax Code by Article 54.1 of the Tax Code, which replaced the previously existing rule set by Resolution No. 53 of the Plenum of the Supreme Arbitration Court of the Russian Federation dated October 12, 2006, which defined an unjustified tax benefit mainly by reference to circumstances such as the absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the re-characterization of the transaction for tax purposes.
The Russian Federation, like a number of other countries in the world, is actively involved in implementing measures and policies against tax evasion through the use of low tax jurisdictions as well as aggressive cross-border tax planning structures.
In the framework of such policies and measures, the Tax Code was amended to introduce controlled foreign companies rules and other anti-avoidance instruments including the concept of “beneficial ownership” for tax treaty purposes and the concept of tax residency for legal entities. These changes imposed significant limitations on tax planning. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on operations in Russia and abroad, and the application of the abovementioned rules may result in the imposition of fines, penalties and enforcement measures, which could have a material adverse effect on the business, results of operations, financial condition and prospects of the Group.
The Tax Code has been amended to allow, in certain cases, for judicial recovery of outstanding tax arrears of subsidiary/associated companies from principal (dominant or interest-holding) companies, which follows previous trends in court practice. These amendments and initiatives may have a significant effect on the Group and may expose the Group to additional tax and administrative risks, as well as to extra costs necessary to secure compliance with the new rules. These facts create tax risks for the Group in Russia that may be substantially more significant than typically found in countries with more developed tax systems.
In 2017, country-by-country reporting (the “CbCR”) requirements were introduced in the Tax Code. Introduction of mandatory filing of CbCR is, in general, in line with the Organisation for Economic Co-operation and Development (“OECD”) recommendations within the Base Erosion and Profit Shifting (“BEPS”) initiative. This initiative could potentially give rise to new adjustments and interpretations of the Russian tax law on the basis of international best practice that would cause additional an tax burden for the Group’s business.
On May 1, 2019, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) was ratified by the Russian Federation. Starting in 2021, the MLI could limit tax benefits granted by most double tax treaties to which Russia is a party.
Starting from 2019 the standard VAT rate increased from 18% to 20%
In 2020, the Russian government introduced initiatives related to the increase of withholding tax rates applied to dividends and interest, paid to certain jurisdictions, channeling significant resources from the Russian Federation. The proposals to amend double tax treaties by increasing the withholding tax rate on interest income and dividends to 15% with certain exemptions (currently most Russian double tax treaties provide for a 5%-10% withholding tax on dividends and a 0% withholding tax on interest) were sent, in 2020, to Cyprus, Luxembourg, Malta and the Netherlands. The corresponding amendments to double tax treaties with Cyprus, Malta and Luxembourg were ratified at the end of 2020. Relevant amendments were made to the double tax treaties with Cyprus and Malta and are in effect from January 1, 2021, whereas amendments to the double tax treaty with Luxemburg will come into force on January 1, 2022. Without reaching an agreement with the Netherlands, in May 2021, the State Duma of the Russian Federation passed the law on denunciation of the treaty.
Moreover, there is uncertainty whether and which amendments to the Russian double tax treaties will be made, or whether such or other Russian double tax treaties will eventually be denounced or terminated.
All of the above and other changing conditions create tax risks in Russia that are more significant than those typically found in jurisdictions with more developed tax systems, and complicate tax planning and related business decisions of the Group. In addition, there can be no assurance that the current tax rates will not be increased, that new taxes will not be introduced or that additional sources of revenue or income, or other activities, will not be subject to new taxes or similar charges or fees in the future. There can also be no assurance that the Tax Code will not be changed in the future in a manner that will adversely affect the stability and predictability of the tax system.
It is expected that Russian tax legislation will progressively become more sophisticated. The introduction of new taxes or amendments to current taxation rules may affect the Group’s overall tax efficiency and may result in significant additional tax liabilities. The Group cannot provide holders of the ADSs with any assurance that additional Russian tax exposures will not arise. Such additional tax exposures could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects, and the trading price of the ADSs.
The Group is subject to tax audits by the Russian tax authorities, which may result in additional tax liabilities.
Tax returns, together with related documentation, are subject to review and investigation by the tax authorities, which are authorized by Russian law to impose severe fines and penalties. Generally, tax returns remain open and subject to inspection by the tax authorities for a period of three years immediately preceding the year in which the decision to conduct a tax audit is taken. However, the fact that a year has been reviewed by the tax authorities does not prevent any tax returns relating to that year from being reviewed further by the tax authorities during the three-year limitation period. A repeated tax audit may be conducted by a higher-level tax authority as a measure of control over the activities of lower-level tax authorities, or in connection with the reorganization or liquidation of a taxpayer, or as a result of the filing by such taxpayer of an amended tax return decreasing the tax payable. Therefore, previous tax audits may not preclude subsequent tax claims relating to the audited period. Furthermore, on July 14, 2005, the Constitutional

Court of Russia issued a decision allowing the statute of limitations for tax penalties to be extended beyond the three-year term set out in the Tax Code if a court determines that a taxpayer has obstructed or hindered a tax inspection. Moreover, the Tax Code provides for the possibility of an extension of the three-year statute of limitations for tax offences if the taxpayer obstructed the performance of the tax review and this has become an insurmountable obstacle for the tax audit. Because the terms “obstructed,” “hindered” and “insurmountable obstacles” are not specifically defined in Russian law, the Russian tax authorities may attempt to interpret these terms broadly, effectively linking any difficulty experienced by them in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek additional tax adjustments and penalties beyond the three-year limitation term. Therefore, the statute of limitations is not entirely effective.
Tax audits or inspections may result in additional costs to the Group, in particular if the relevant tax authorities conclude that the Group did not satisfy its tax obligations in any given year. Such audits or inspections may also impose additional burdens on the Group by diverting the attention of management resources. The outcome of these audits or inspections could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects, and the trading price of the ADSs.
Russian transfer pricing rules may adversely affect the Group’s business, financial condition and results of operations.
Russian transfer pricing legislation has been in effect since January 1, 2012. The rules are technically elaborate, detailed and, to a certain extent, aligned with the international transfer pricing principles developed by the OECD.
The rules allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities for transactions which are considered “controlled” for Russian transfer pricing purposes. The list of “controlled” transactions includes transactions performed with non-Russian related companies, certain categories of Russian related companies, non-Russian related companies that are residents in certain offshore zones and cross-border transactions in commodities. The rules have considerably increased the compliance burden for taxpayers compared to the law which was in effect before 2012 due to, inter alia, a shifting of the burden of proving market prices from the Russian tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation. Furthermore, the taxpayers are obliged to notify the Russian tax authorities of “controlled” transactions. Although the transfer pricing rules are supposed to be in line with international transfer pricing principles developed by the OECD, there are certain significant differences with respect to how these principles are reflected in the local rules. Special transfer pricing rules apply to transactions with securities and derivatives. It is difficult to evaluate what effect transfer pricing rules may have on the Group.
Since the Russian transfer pricing rules came into force, transactions between affiliated parties have been examined by the Russian tax authorities for compliance with the “arm’s-length principle.” The Tax Code provides that an audit of the proper calculation and payment of taxes in connection with the conclusion of transactions between interdependent persons shall be performed by the Federal Tax Service. However, territorial tax authorities currently try to scrutinize terms and conditions of transactions concluded between related parties for “unjustified tax benefits.” Consequently, due to the uncertainties in the interpretation of Russian transfer pricing legislation, no assurance can be given that the Russian tax authorities will not challenge the Group’s transfer prices or make adjustments which could affect the Group’s tax position unless the Group is able to confirm the use of market prices with respect to “controlled” transactions supported by the appropriate transfer pricing documentation. The imposition of additional tax liabilities under the Russian transfer pricing rules may have a material adverse effect on the Group’s business, results of operations, financial condition or prospects, and the trading price of the ADSs.
The Company may be exposed to taxation in Russia if the Company is treated as having a permanent establishment in Russia.
The Tax Code contains the concept of a permanent establishment in Russia as a means for taxing foreign legal entities that carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. Russia’s double taxation treaties concluded with other countries, including Cyprus (the Agreement between the Russian government and the government of the Republic of Cyprus for the Avoidance of Double Taxation with respect to Taxes on Income and on Capital dated December 5, 1998 (the “Russia-Cyprus Tax Treaty”)), where the Company is domiciled, also contain a similar concept. However, the practical application of the concept of a permanent establishment under Russian domestic tax law is not well developed and foreign companies having even limited operations in Russia (which would not normally satisfy the criteria for creating a permanent establishment under international rules), may be at risk of being treated as having a permanent establishment in Russia and, consequently, as liable for Russian taxation.
Although the Company seeks to conduct its affairs so that it is not treated as having a permanent establishment in Russia, no assurance can be given that the Company will not be treated as having such a permanent establishment. If the Company were to be treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity.
Only the amount of the income of a foreign entity that is attributable to its permanent establishment should be subject to taxation in Russia. Pursuant to the transfer pricing rules (discussed above), such amount of income is to be measured based on the functions carried out by a Russian permanent establishment, accepted economic (commercial) risks attributable to such activity and the assets deployed. In order to determine the amount of income of a foreign entity that is attributable to a permanent establishment in Russia, the Russian tax authorities may perform a functional analysis of an activity performed by a foreign entity in the territory of Russia. Nevertheless, the risk still exists that the tax authorities might seek to assess Russian tax on the entire amount of income of a foreign company.
Having a permanent establishment in Russia may lead to other adverse tax implications, including being challenged on a reduced withholding tax rate under an applicable double taxation treaty, and a potential effect on VAT and property tax obligations. There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities.
Recent events in Russia suggest that the tax authorities may be becoming more active in seeking to investigate whether, and asserting that, foreign entities operate through a permanent establishment in Russia.
Any such taxes or penalties could have a material adverse effect on the Group’s business, financial condition, results of operations or prospects, and the trading price of the ADSs.
It should also be noted that Russian tax legislation has a concept of tax residency for legal entities. According to this concept, foreign legal entities which are managed from Russia are considered tax residents of the Russian Federation. There are certain rules for determining the place of effective management for foreign companies. In particular, a foreign entity is considered to be managed from Russia if such entity and its business meet at least one of the following criteria: (i) its executive body (bodies) regularly acts (act) on its behalf from Russia; or (ii) its senior (management) staff (persons authorized to plan, supervise and manage the undertaking’s business, and who are liable therefor) predominantly perform their management functions (that is, making decisions and carrying out other actions relating to the business of the entity falling within the competence of its executive bodies) in Russia. The Group may not rule out the possibility that, as a result of these regulations, certain foreign companies of the Group might be deemed to have become Russian tax residents, subject to all applicable Russian taxes, which could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the ADSs.
The Company may encounter difficulties in obtaining lower rates of the Russian withholding income tax envisaged by the Russia-Cyprus Tax Treaty for dividends distributed from the Company’s subsidiaries.
Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, however, such rate may be reduced pursuant to an applicable double taxation treaty. The Company intends to rely on the Russia-Cyprus Tax Treaty.
On September 8, 2020, the Protocol on Amendments to the Russia-Cyprus Tax Treaty (hereinafter the “ Protocol”) was signed. According to the Protocol, withholding tax rate in respect of dividend income was increased to 15% (though it provides for a number of exceptions where the lower rate of 5% is envisaged).
The reduced 5% tax rate in respect of dividend income is envisaged for certain categories of income recipients. These include companies that are beneficial owners of dividend income and whose shares are listed on a registered stock exchange, provided that: (a) such company’s free float represents at least 15% of its voting shares, and (b) such company directly holds, and, on the day of payment of the dividends, has held for 365 days, at least 15% of the capital of the company paying the dividends.
In February 2021, the Russian Ministry of Finance provided clarification regarding the application of the reduced tax rate under the Russia-Cyprus Tax Treaty and the Protocol. The Russian Ministry of Finance clarified that the term “registered stock exchange” for the purposes of the double-tax treaty means any stock exchange incorporated and regulated as such under the laws of any of the Contracting Parties (i.e. Russia or Cyprus).
Since we have been approved to list the ADSs on MOEX, the Group believes that the 5% Russian withholding tax rate should apply to dividends received by the Company from its Russian subsidiaries pursuant to the above tax relief available under the Russia-Cyprus Tax Treaty. Although the Group will seek to claim treaty protection or benefits where possible, there is a risk that the applicability of the reduced Russian withholding tax rate of 5% may be challenged by the Russian tax authorities. As a result, there can be no assurance that the Group would be able to avail itself of the reduced withholding tax rate in practice.
Furthermore, the Company will be subject to Russian withholding tax to be withheld at source at a rate of 15%, which will apply to dividends payable by its Russian subsidiaries, if the treaty clearance procedures are not duly performed by the date when the dividend payment is made. In this case, the Company may seek to claim a tax refund from the Russian tax authorities in an amount equal to the difference between the tax withheld at the 15% rate and the tax calculated at the reduced rate of 5%, as appropriate. The application for the refund may be filed with the tax authorities within a three year period; and the tax authorities are obliged to make a decision on refund within six month of receipt of the relevant application from the taxpayer (to the extent the right to apply the reduced tax rate is confirmed). However, in practice, obtaining a tax refund may take considerably longer and there can be no assurance that such refund will be available.
Further changes and restrictions in the application of reduced tax rates envisaged by the Russia-Cyprus Tax Treaty for dividends distributed from the Company’s subsidiaries could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the ADSs.
The Russian tax authorities may challenge the application of reduced social security contributions, VAT and corporate profits tax rates by one of our companies.
Starting from January 1, 2021, Russian IT companies can apply a reduced profits tax rate (3% instead of the general rate of 20%), as well as reduced VAT tax rate (0% instead of general tax rate 20%) and a reduced social security contributions rate (7.6% instead of general rate of 30%) in relation to payments to employees. In order to apply the reduced profit tax and social security contributions rates, a taxpayer should be officially accredited to perform IT activity, the share of its income from development and sale of own-developed computer programs and databases, and/or from rendering of services involving development, adaptation, modification and support of computer programs and databases (“preferential IT activity”) should comprise 90% of total income, and the average headcount should be at least seven employees. The VAT exemption applies for providing rights to the use of software and databases included in the Unified Register of Russian Software for Computers and Databases.
Historically, N1 Technologies LLC, a subsidiary of the N1 Group, applied reduced social security contributions, profits tax and VAT rates in accordance with the requirements of the Russian tax legislation.
Starting from January 1, 2021, the Tax Code also establishes that when calculating the share of income from preferential IT activity, income from providing rights that enable users to disseminate advertising information on the internet and/or have access to it; place classified ads; search information about potential counterparties and/or enter into transactions should not be taken into account. Thus, the use of reduced rates by companies that are engaged in such businesses will be restricted. The question of whether the restriction will be broadly interpreted in practice, and to what extent, remains open.

Following the N1 Acquisition, we conducted an organizational restructuring whereby the IT teams of the Cian Group and the N1 Group joined together as part of N1 Technologies, which, as a qualifying IT company, is expected to benefit from the reduced profit tax, VAT and social security contributions rates under the Russian Tax Code. Following the restructuring, N1 Technologies operates as a shared service center rendering services to our subsidiaries with respect to development and adaptation of IT products which are being used primarily within the Cian Group. Such practice is widely used by IT companies in Russia.
The amended Russian Tax Code provision regarding application of the reduced tax rates by IT companies is relatively untested. Given the absence of substantial administrative and court practice, the tax authorities may challenge the application of reduced rates by N1 Technologies prior to, or following, our planned organizational restructuring. This may have an adverse effect on our business, results of operations, financial condition and prospects.
Risks Relating to Our Organizational Structure
The rights of our shareholders are governed by Cyprus law and our articles of association and differ in some important respects from the typical rights of shareholders under U.S. state laws.
Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. states. For example, existing holders of shares in Cypriot public companies are entitled, as a matter of law, to pre-emptive rights on the issue of new shares or other securities convertible into shares in that company (if shares are issued for cash consideration). The pre-emptive rights, however, may be disapplied by our shareholders at a general meeting for a specified period.
In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S. For example:
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our shareholders are able to convene an extraordinary general meeting as provided in section 126 of the Cyprus Companies Law;

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our articles of association and the Cyprus Companies Law require the approval of no less than 75% of present and voting shareholders for certain matters, including, among other things, amendments to our constitutional documents, dissolution or liquidation of our company, reducing the share capital and buying back shares; and

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under our articles of association, a company making a takeover bid for all our shares may, subject to certain conditions, acquire upon the same terms the shares of shareholders who have not accepted the offer where holders of only 80% or more of our shares have accepted the offer. See “— In the event of a takeover, our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company listed on a regulated market in the European Union would be entitled to as regards mandatory offers and squeeze-out.”

As a result of such differences (among others), our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws, and our board of directors may find it more difficult to approve certain actions.
As a holder of the ADSs, you may not be able to exercise your pre-emptive rights in relation to future issuances of ordinary shares.
To raise funding in the future, we may issue additional ordinary shares. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares or securities convertible into shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied by our shareholders). You may not be able to exercise pre-emptive rights for ordinary shares where there is an issue of shares for non-cash consideration or where pre-emptive rights are disapplied. You may also not be able to exercise pre-emption rights directly (but possibly only by instructing the depositary as the registered holder of shares), as only holders of shares and not of ADSs have such rights in Cyprus. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. As our shareholders have authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of this offering, any issuances of shares after the expiry of such period will be subject to pre-emptive rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.
Because of their significant voting power and certain provisions of our articles of association, our principal shareholders will be able to exert control over us and our significant corporate decisions such that minority shareholders have limited influence with respect to the replacement or removal of management and with respect to takeovers, even where a takeover would be beneficial to our shareholders as a whole.
Immediately prior to this offering, our principal shareholders, Ronder Investment Limited, Speedtime Trading Limited and Onlypiece Trading Limited, investment vehicles associated with Elbrus Capital, controlled 65.34% of our issued and outstanding ordinary shares. Upon completion of this offering, the shares owned by investment vehicles associated with Elbrus Capital will collectively represent 47.0% of the voting power of our outstanding capital stock.
As at the consummation of this offering, our board of directors will comprise at least seven, but no more than nine directors. Our articles of association provide to Elbrus Capital and to Maksim Melnikov (or to one or more trusts or nominees acting on his behalf) the right to nominate and appoint a certain number of such directors. They provide that at any time when (i) Elbrus Capital’s ownership percentage in aggregate is equal to or greater than 30%, it will have the right to nominate and appoint five directors (which constitute more than 50% of our directors); (ii) Elbrus Capital’s ownership percentage in aggregate is greater than or equal to 5% and less than 30%, it will have the right to nominate and appoint between one and four directors (with four directors constituting more than 50% of our directors where our board of directors comprises seven directors in total), depending on Elbrus Capital’s exact shareholding; (iii) Elbrus Capital’s ownership percentage in aggregate is equal to or greater than 7%, the director(s) appointed by Elbrus Capital will have the right to appoint the chairman of the board of directors (who has a casting vote in the event of a tie); and (iv) until the date that falls five years from the effective date of this registration statement (the “Rights Expiry Date”), Maksim Melnikov holds (whether directly or through one or more trusts or nominees acting on his behalf) at least one of our shares, he (or, if applicable, such trust(s) or nominee(s)) will have the right to nominate and appoint Maksim Melnikov (and only Maksim Melnikov) as a director. For a detailed description of the rights of Elbrus Capital and Maksim Melnikov in this respect, see “Description of Share Capital and Articles of Association—Appointment of Directors.” As a result, Elbrus Capital and Maksim Melnikov may have the ability to significantly influence – and, in the case of Elbrus Capital, at any time when directors appointed by it constitute at least half of the board of directors, to determine – the outcome of all matters submitted to our Board of Directors for approval. The interests of Elbrus Capital and Maksim Melnikov might not coincide with the interests of the other holders of the ADSs. This concentration of ownership may harm the value of the ADSs. In particular, given their limited influence over our board of directors, our minority shareholders have limited ability to influence the removal or replacement of our management and have limited influence over whether any proposed merger, consolidation or amalgamation of our Company proceeds. This may discourage transactions that otherwise would be beneficial to our shareholders and could involve payment of a premium over prevailing market prices for our ADSs, which may in turn depress the price of our ADSs.
We may be subject to defense tax in Cyprus.
Cyprus tax resident companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus (the “defense tax”) at a rate of 17% on deemed dividend distributions to the extent that their ultimate direct or indirect shareholders are individuals who are both Cyprus tax residents and Cyprus domiciled. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.
The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, prospects, financial condition and results of operations if we are unable to recover the tax from shareholders as described above.
In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax residents in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.
Risks Related to the Offering and Ownership of the ADSs
Our operating results and the price of the ADSs may be volatile, and the market price of the ADSs after this offering may drop below the price you pay.
Our operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of the ADSs to wide price fluctuations regardless of our operating performance. The trading price of the ADSs may also be subject to price fluctuations in response to other factors, such as fluctuations in our actual or projected results of operations because of the depreciation of the ruble, which is our presentational currency.
In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile due to factors specific to our own operations, including the following:
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variations in our revenues, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental negative publicity about us, our competitors or our industry;

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additions or departures of key personnel;

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potential litigation or regulatory investigations; and

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other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for the ADSs to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the market price and liquidity of ADSs. In addition, in the past, when the market price of ADSs has been volatile, holders have sometimes instituted securities class action litigation against the company that issued the ADSs. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors because we may rely on these reduced disclosure requirements.
We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.
Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.
We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K containing disclosure of material events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections as afforded to shareholders of a company that is not a foreign private issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.
As a foreign private issuer, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.
As a company not listed on the regulated market of the Cyprus Stock Exchange, we are not required to comply with any corporate governance code requirements applicable to Cypriot public companies.
The NYSE corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we intend to, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating committee. We intend to avail ourselves of the exemptions afforded to foreign private issuers and intend to follow home country practice for our compensation, governance and nominating committee. See “Management—Board Committee Composition—Compensation, Governance and Nominating Committee.” Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards.
Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
A substantial part of our net proceeds from this offering will go to repay the obligations outstanding under our Phantom Share Program, and we have broad discretion in the use of the remaining net proceeds from this offering and may not use them efficiently.
We intend to use the net proceeds from this offering as follows: approximately $29.4 million to repay our obligations outstanding under our Phantom Share Program (for further details, see “Management—Long-Term Incentive Plans”) and the remainder to fund the growth and expansion of our business and other general corporate purposes. See “Use of Proceeds.” Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of the ADSs to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
If you purchase ADSs in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of the ADSs is substantially higher than the net tangible book deficit per ADS. Therefore, if you purchase the ADSs in this offering, you will pay a price per ADS that substantially exceeds our pro forma net tangible book value per ADS after this offering. Based on the initial public offering price of $16.00 per ADS, you will experience immediate dilution of $15.66 per ADS, representing the difference between our net tangible book value per ADS after giving effect to this offering at the initial public offering price. See “Dilution” for more detail.

The ADSs will trade on more than one market and this may result in increased volatility and price variations between such markets.
The ADSs will trade on both the NYSE and MOEX. Trading in the ADSs on these markets will occur in different currencies (U.S. dollars on the NYSE and rubles on MOEX) and at different times (due to different time zones, trading days and public holidays in the United States and Russia). The trading prices of the ADSs on these two markets may differ due to these and other factors. The liquidity of trading in the ADSs on MOEX is limited. This may impair your ability to sell your ADSs on MOEX at the time when you wish to sell them or at a price that you consider reasonable. In addition, trading of a small number of ADSs on that market could adversely and significantly impact the price of the ADSs and could, in turn, impact the price of ADSs traded on the NYSE. Any decrease in the trading price of the ADSs on one of these markets could cause a decrease in the trading price of the ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary and there is no certainty of when ADSs that are moved will be available for trading or settlement.
You may not be able to exercise your right to vote with respect to the ordinary shares underlying your ADSs.
ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement. ADS holders may vote only by instructing the depositary to vote on their behalf. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, to vote or to have its agents vote the deposited ordinary shares as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so. Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares in time to be able to vote them as you might have planned, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying ordinary shares.
The depositary will try, as far as practical, to vote the ordinary shares underlying the ADSs as instructed by the ADS holders. In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying ordinary shares, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us in advance of the scheduled meeting. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.
Purchasers of ADSs in this offering may be subject to limitations on transfer of their ADSs.
ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or, from time to time, when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. In addition ADS holders may not be able to cancel their ADSs and withdraw ordinary shares when they owe money for fees, taxes and similar charges.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.
However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.
If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.
Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.
Holders of the ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.
The deposit agreement governing the ADSs provides that (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions.
These forum provisions may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary, or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary, and our and the depositary’s respective directors, officers or employees. However, there is uncertainty as to whether a court would enforce such forum selection provision. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” section for more information.
To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all lawsuits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by holders of the ADSs or ordinary shares to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York. Holders of the ADSs or ordinary shares will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
You have the right to arbitration under the deposit agreement. However, it may not be most beneficial.
The deposit agreement provides that ADS holders and the depositary have the right to elect to have any claim they may have against us arising out of or relating to the ordinary shares or ADSs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. An arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages and its award would have to conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated.
A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market in the near future, which could cause the market price of the ADSs to drop significantly, even if our business is doing well.
Sales of a substantial number of the ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of the ADSs. After giving effect to the sale of ADSs in this offering, we will have 69,042,400 ADSs outstanding (or ADSs 69,042,400 outstanding if the underwriters exercise their option to purchase additional ADSs in full). The ADSs sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of the ADSs that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
We, the Selling Shareholders, our executive officers, directors and holders of almost all of our outstanding shares and warrants have agreed with the underwriters, subject to certain exceptions, not to, and not to clause any direct or indirect affiliate to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs, our ordinary shares underlying the ADSs, or any other securities convertible into or exercisable or exchangeable for ADSs or such ordinary shares, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares, or publicly disclose the intention to do any of the above, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives on behalf of the underwriters. Such ADSs will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. The ADSs of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144. See “Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions on selling the ADSs after this offering.
In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ADSs.
Our shareholders may face difficulties in protecting their interests because we are a Cypriot company.
We are, and will upon the consummation of this offering be, a Cypriot company with limited liability. Our corporate affairs are governed by our articles of association and by the laws that govern companies incorporated in Cyprus. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of Cyprus, and may be different than the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Cypriot law to consider the interests of our company, shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Furthermore, the rights of our shareholders and the responsibilities of our directors under our articles of association and the laws of Cyprus may not be as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of Cypriot law and the laws applicable to companies incorporated in the State of Delaware and their shareholders, see “Description of Share Capital and Articles of Association.”
In the event of a takeover, our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company listed on a regulated market in the European Union would be entitled to as regards mandatory offers and squeeze-out.
As of the date of this registration statement, Cyprus law does not require a mandatory offer to be made in respect of an acquisition of shares in a Cypriot company that is not listed on a regulated market in the European Union (such as the Company). Accordingly, mandatory tender offers with respect to our shares are governed by our articles of association. They require a person that directly or indirectly acquires, together with any parties acting in concert, (i) 30% or more but no more than 50% or (ii) 50% or more of the voting rights (whether from our shares or shares represented by ADSs), to make a tender offer to all of our other shareholders at a price per share not less than the highest price paid by such the acquirer and any parties acting in concert with it for any shares (including shares represented by ADSs) (including those included in the proposed transfer) in the preceding 12 months, or, if no such transfers have taken place in respect of shares, at a price and on terms determined by our board of directors at its discretion to be comparable to any offer for purchase of shares in the Company (see “Description of Share Capital and Articles of Association—Provisions Relevant to Takeovers”). However, this provision does not apply to the Depositary and to Elbrus Capital or its affiliates, which means such persons can individually or collectively go below 30% or 50% of the voting power, as the case may be, and subsequently acquire more than 30% or 50% of the voting power, as the case may be, without making a tender offer. Accordingly, neither Cyprus law nor the mandatory tender offer provision in our articles of association provides a minority shareholder with a right to dispose of its shares in all scenarios in which a shareholder, together with parties acting in concert, if applicable, may acquire control over us.

In addition, our articles of association offer our shareholders less protection from squeeze-out in a takeover situation than is available under the laws of Cyprus (and many other jurisdictions). To facilitate acquisitions of the entire issued share capital of public companies, Cypriot law provides for a ‘squeeze-out’ mechanism whereby a company making a takeover bid for all the shares of another company (or whole class thereof) may, subject to certain conditions, acquire upon the same terms the shares of shareholders who have not accepted the offer. See “Description of Share Capital and Articles of Association—Relevant Provisions of Cypriot Law.” In order to protect the interests of shareholders who have not accepted the offer, squeeze-out is only available under the laws of Cyprus (and many other jurisdictions) where holders of 90% or more of the shares concerned have accepted the offer. Our articles of association allow for squeeze-out where holders of only 80% or more of our shares have accepted the offer. See “Description of Share Capital and Articles of Association—Provisions Relevant to Takeovers.” Accordingly, as compared to Cyprus law, our articles of association offer our shareholders less protection from being required to sell their shares on terms that they consider unfavorable, and the purchaser of a significant stake in our company would need relatively low minority shareholder acceptance of its offer in order to be able to squeeze out other minority shareholders.
There may be difficulties in enforcing foreign judgments against us, our directors or our management, as well as against the Selling Shareholders.
Certain of our directors and management and certain of the other parties named in this prospectus reside outside the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. See “Enforcement of Civil Liabilities.”
In particular, investors should be aware that there is uncertainty as to whether the courts of Cyprus or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management as well as against the Selling Shareholders predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in Cyprus or any other applicable jurisdictions courts against us, our directors or our management, as well as against the Selling Shareholders predicated upon the securities laws of the United States or any state in the United States.
If we are classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors may be subject to adverse tax consequences.
A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based on the anticipated market price of the ADSs in this offering and the current and anticipated composition of our income, assets and operations and those of our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets, and the value of our assets and those of our subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the value of our assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. Therefore, there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year. U.S. investors should consult their tax advisors about the potential application of the

PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”
Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.
We are affected by various taxes imposed in different jurisdictions, including direct and indirect taxes imposed on our global activities. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. The amount of income tax we pay is subject to ongoing audits by tax authorities. If audits result in payments or assessments, our future results may include unfavorable adjustments to our tax liabilities, and we could be adversely affected. Any significant changes to the tax system in the jurisdictions where we operate could adversely affect our business, results of operations, financial condition and prospects.
General Risk Factors
We cannot assure you that a market will develop for the ADSs or what the price of the ADSs will be, and public trading markets may experience volatility. Investors may not be able to resell their ADSs at or above the initial public offering price.
Before this offering, there was no public trading market for the ADSs, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your ADSs. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ADSs in the secondary market, the transparency and availability of trading prices, the liquidity of the ADSs and the extent of regulation applicable to us. We cannot predict the prices at which the ADSs will trade. The initial public offering price for the ADSs was determined through our negotiations with the underwriters and may not bear any relationship to the market price at which the ADSs will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of the ADSs may decline.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding the ADSs adversely, the price and trading volume of the ADSs could decline.
The trading market for the ADSs is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us, or may cover us in the future, change their recommendation regarding the ADSs adversely, or provide more favorable relative recommendations about our competitors, the price of the ADSs would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of the ADSs to decline.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors. We also expect that as a public company, we may face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We are not currently required to comply with the rules of the SEC implementing Section 404 and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of the ADSs could be negatively affected, and we could become subject to investigations by the stock exchange on which the ADSs are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:
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our lack of historic profitability and any potential inability to achieve or maintain profitability;

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our ability to maintain our leading market positions, particularly in Moscow and St. Petersburg, and our ability to achieve and maintain leading market position in certain other regions;

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our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market;

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any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets;

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any downturns in the Russian real estate market and general economic conditions in Russia;

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any effect on our operations due to cancellation of, or changes to the Russian mortgage subsidy program;

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further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal;

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our ability to establish and maintain important relationships with our customers and certain other parties;

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our ability to successfully implement our strategy;

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our ability to develop and implement new initiatives and to expand our presence in certain regional markets;

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the implementation of our subscription-based model may not materialize as expected;

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any negative effects resulting from updates or changes in search engine algorithms, other traffic-generating arrangements or adjacent products;

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any failure to establish and maintain proper and effective internal control over financial reporting;

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any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; and

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any new or existing government regulation in the area of data privacy, data protection or other areas.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $55.7 million, based on the initial public offering price per ADS of $16.00, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us.
We will not receive any proceeds from the sale of ADSs by the Selling Shareholders.
The principal purposes of this offering are to create a public market for the ADSs, facilitate access to the public equity markets and increase our visibility in the marketplace. We intend to use the net proceeds from this offering as follows:
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Approximately $29.4 million to repay our obligations outstanding under our Phantom Share Program, which consist of (i) approximately $21.6 million in cash expected to be paid to our CEO for the vested portion of his 2,377,324 phantom shares granted under the Phantom Share Program; (ii) approximately $803 thousand in cash expected to be paid to our CFO for a part of his vested portion of his 297,165 phantom shares granted under the Phantom Share Program; and (iii) approximately $6.9 million in cash expected to be paid to our other participating employees (all of the numbers above are based on the initial public offering price of $16.00 per ADS. For further details, see “Management—Long-Term Incentive Plans”.)

The $6.9 million is based on our latest available estimate that approximately 52.3% of the vested phantom shares of the employees, excluding the CEO and the CFO (or approximately 29.6% of the vested phantom shares, including the CEO and the CFO), will be settled in our ordinary shares, which, in turn, is based on the preliminary indications from our employees as of the date of the prospectus. The final settlement split between shares and cash will be confirmed by our employees after the completion of this offering. The Phantom Share Program will be terminated upon completion of this offering.
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The remainder to fund the growth and expansion of our business and other general corporate purposes.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our board of directors will have broad discretion in deploying the net proceeds of this offering.

DIVIDEND POLICY
We have not declared or paid cash dividends on our ordinary shares in recent years. In the medium term, we intend to retain all available liquidity sources and future earnings, if any, to fund the development and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend on various factors, including our strategy, results of operations, financial condition, cash flow, working capital requirements, our capital expenditures, applicable provisions of our articles of association, restrictions that may be imposed by applicable law or our credit facilities, and other factors deemed relevant by our board of directors.
Further, the terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares.

CAPITALIZATION
The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2021:
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on an actual basis; and

•
on an as adjusted basis to reflect the issuance and sale of ADSs by us in this offering at the initial public offering price of $16.00 per ADS, after: (i) deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) deducting approximately $29.4 million that we expect to pay to our employees to cover our obligation under the Phantom Share Program and (iii) issuing approximately 829,000 of our ordinary shares to cover our obligation under the Phantom Share Program consisting of 200,741 ordinary shares expected to be issued to our CFO and approximately 628,259 ordinary shares expected to be issued to other employees. For further details, see “Use of Proceeds” and “Management—Long-Term Incentive Plans.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and our audited consolidated financial statements for the years ended December 31, 2020 and 2019, included elsewhere in this prospectus.
	As of June 30, 2021
	Actual	As Adjusted(1)
	(RUB in million)(2)
Cash and cash equivalents	810	2,695
Borrowings, current portion	542	542
Borrowings, non-current portion	—	—
Total borrowings	542	542
Equity:
Share capital	0.26	0.42
Share premium	2,416	7,349
Accumulated losses	(2,667)	(2,667)
Total equity (deficit)	(251)	4,682
Total capitalization	1,101	7,919

(1)
Based on the estimate that: (i) approximately $21.6 million in cash will be paid to our CEO for the vested portion of his 2,377,324 phantom shares granted under the Phantom Share Program; (ii) approximately $803 thousand in cash and 200,741 in ordinary shares will be provided to our CFO for the vested portion of his 297,165 phantom shares granted under the Phantom Share Program; and (iii) approximately $6.9 million in cash expected to be paid to our other participating employees, which is based on our latest available estimate that approximately 52.3% of the vested phantom shares of the employees, excluding the CEO and the CFO (or approximately 29.6% of the vested phantom shares, including the CEO and the CFO), will be settled in our ordinary shares, which, in turn, is based on the preliminary indications from our employees as of the date of the prospectus. The final settlement split between shares and cash will be confirmed by our employees after the completion of this offering (all of the numbers are based on the initial public offering price of $16.00 per ADS).

(2)
Based on an exchange rate of RUB 71.49 to $1.00.

Significant Changes to Our Capitalization since June 30, 2021
In August, pursuant to a special resolution at a general shareholder meeting, we:
•
made a 1-for-2,500 split of our ordinary shares;

•
increased the authorized share capital by the creation of additional 121,625,000 ordinary shares of EUR 0.0004 each; and

•
issued and allotted 56,797,500 fully paid ordinary shares of EUR 0.0004 each to our existing shareholders on a pro rata basis, resulting in a share split of our ordinary shares.

There have been no other significant changes to our capitalization since June 30, 2021.

DILUTION
If you invest in the ADSs in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per share immediately following the consummation of this offering.
At June 30, 2021, we had a historical net tangible book value of $(32.06) million, based on an exchange rate of RUB 71.49 to $1.00 corresponding to a net tangible book value of $(0.49) per share or $(0.49) per ADS based on an ordinary share to ADS ratio of one to one. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.
After giving effect to: (1) the sale by us of 4,042,400 ADSs (representing an aggregate of 4,042,400 ordinary shares) in this offering at the initial public offering price of $16.00 per ADS, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (2) issuance of ordinary shares and cash payments to cover our outstanding obligations under the Phantom Share Program (for further details, see “Use of Proceeds”), our as adjusted net tangible book value at June 30, 2021 would have been approximately $23.77 million, representing $0.34 per share or $0.34 per ADS. This represents an immediate increase in net tangible book value of $0.83 per share or $0.83 per ADS to existing shareholders and an immediate dilution in net tangible book value of $15.66 per share or $15.66 per ADS to new investors purchasing ADSs in this offering at the initial public offering price. Dilution in net tangible book value per ADS to new investors is determined by subtracting as adjusted net tangible book value per ADS after this offering from the initial public offering price per ADS paid by new investors.
The following table illustrates this dilution to new investors purchasing ADSs in the offering:
	No exercise	Full exercise
	(in USD)
Initial public offering price	16.00	16.00
Historical net tangible book value per ADS as of June 30, 2021	(0.49)	(0.49)
Increase in net tangible book value per ADS attributable to this offering	0.83	0.83
As adjusted net tangible book value per ADS after this offering	0.34	0.34
Dilution per ADS to new investors in this offering	15.66	15.66
The following table summarizes, as of June 30, 2021, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing ADSs in this offering.
	Ordinary Shares Purchased (including those represented by ADSs)		Total Consideration		Average Price Per Share (including those represented by ADSs)
	Number	Percent	Amount	Percent
			(in $ million)
Existing shareholders	0	0%	$0	0%	$16.00
New investors	4,042,400	100%	$65	100%	$16.00
Total	4,042,400	100%	$65	100%	$16.00
Sales by the Selling Shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to 50,829,000, or approximately 73.6% of the total number of ordinary shares outstanding after the offering, assuming no exercise by the underwriters of their option to purchase additional ADSs in this offering, or 48,096,990, or approximately 69.7% of the total number of ordinary shares outstanding after the offering, assuming full exercise by the underwriters of their option to purchase additional ADSs in this offering.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The following selected consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position and consolidated statements of cash flows as of and for the years ended December 31, 2020 and 2019 are derived from our audited consolidated financial statements for the year ended December 31, 2020 and 2019, included elsewhere in this prospectus. The summary consolidated statements of profit or loss and other comprehensive income, consolidated statement of financial position and consolidated statement of cash flows as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are derived from our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 using the same accounting principles and on the same basis as the year-end financial statements and include all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements.
Our historical results are not necessarily indicative of the results that may be expected for any periods in the future. You should read this summary data together with our financial statements and related notes beginning on page F-1 of this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.
Consolidated Statements of Profit or Loss and Other Comprehensive Income
	Six Months Ended June 30,		Year Ended December 31,
(RUB in million, except share and per share data)	2021	2020	2020	2019
Revenue	2,704	1,642	3,972	3,607
Operating expenses
Marketing expenses	(1,129)	(636)	(1,697)	(2,159)
Employee-related expenses	(2,632)	(1,078)	(2,208)	(1,385)
IT expenses	(229)	(143)	(264)	(289)
Depreciation and amortization	(134)	(99)	(200)	(169)
Other operating expenses	(221)	(86)	(180)	(217)
Goodwill impairment	—	—	—	(256)
Total operating expenses	(4,345)	(2,042)	(4,549)	(4,475)
Operating loss	(1,641)	(400)	(577)	(868)
Finance costs	(31)	(36)	(72)	(38)
Finance income	7	4	11	7
Foreign currency exchange loss, net	(27)	—	(1)	(3)
Loss before income tax	(1,692)	(432)	(639)	(902)
Income tax benefit	22	27	12	96
Loss for the period	(1,670)	(405)	(627)	(806)
Total comprehensive loss for the period	(1,670)	(405)	(627)	(806)
Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent(1)	(26)	(7)	(11)	(14)
Basic and diluted weighted average number of ordinary shares(1)	63,751,905	59,433,100	59,433,100	59,433,100

(1)
The basic and diluted loss per share are adjusted based on the share split as part of the capital reorganization. For further details, see Note 16 to our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and Note 21 to our audited consolidated financial statements for the years ended December 31, 2020 and 2019.

Selected Consolidated Statements of Financial Position
	As of June 30,	As of December 31,
(RUB in million)	2021	2020	2019
Total non-current assets	2,479	659	638
Total current assets	1,208	711	328
Total assets	3,687	1,370	966
Total equity	(251)	(872)	(245)
Total non-current liabilities	212	741	576
Total current liabilities	3,726	1,501	635
Total liabilities	3,938	2,242	1,211
Selected Consolidated Statements of Cash Flows
	Six Months Ended June 30,		Year Ended December 31,
(RUB in million)	2021	2020	2020	2019
Net cash generated from (used in) operating activities	27	(44)	230	(361)
Net cash used in investing activities	(1,725)	(35)	(109)	(130)
Net cash generated from financing activities	2,060	287	182	539
Cash and cash equivalents at the end of the period	810	356	449	148
Other Financial Data: Segment Revenue and Net Margin Data
	Six Months Ended June 30,		Year Ended December 31,
(RUB in million)	2021	2020	2020	2019
Core Business revenue	2,563	1,597	3,822	3,555
Listing revenue	1,697	979	2,383	2,481
Secondary residential real estate	1,333	765	1,819	1,926
Commercial real estate	364	214	564	555
Lead generation revenue(1)	595	407	991	622
Display advertising revenue	267	206	439	440
Other revenue	4	5	9	12
Mortgage Marketplace revenue	119	36	110	34
Listing revenue	—	—	—	—
Lead generation revenue	2	1	3	1
Display advertising revenue	1	3	17	12
Other revenue	116	32	90	21
Valuation and Analytics revenue(2)	21	9	39	18
C2C Rental revenue(2)	1	—	1	—
End-to-End Offerings revenue(3)	—	—	—	—
Revenue	2,704	1,642	3,972	3,607
Loss for the period/year	(1,670)	(405)	(627)	(806)
Net margin (in %)	(61.8)%	(24.7)%	(15.8)%	(22.3)%

(1)
Originating from the primary real estate vertical.

(2)
All attributed to “Other revenue.” For further details, see Note 4 to each of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and our audited consolidated financial statements for the years ended December 31, 2020 and 2019.

(3)
We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.

Other Financial Data: Core Business Revenue by Region
	Six Months Ended June 30,		Year Ended December 31,
(RUB in million)	2021	2020	2020	2019	2018(1)
Core Business revenue: Moscow and the Moscow region	1,896	1,225	3,000	2,701	2,127
Core Business revenue: Other regions	667	372	822	854	572
Core Business revenue	2,563	1,597	3,822	3,555	2,699

(1)
The selected consolidated financial data as of and for the year ended December 31, 2018 has been derived from our consolidated financial statements not included in this prospectus, and which have not been audited in accordance with the standards of the PCAOB. Such consolidated financial statements were prepared on a basis consistent with our audited financial statements included in this prospectus.

Segment Data(1)
	Six Months Ended June 30,		Year Ended December 31,
(RUB in million,unless stated otherwise)	2021	2020	2020	2019
Core Business Adjusted EBITDA	406	110	532	(193)
Mortgage Marketplace Adjusted EBITDA	(232)	(97)	(254)	(153)
Valuation and Analytics Adjusted EBITDA	(36)	(69)	(119)	(81)
C2C Rental Adjusted EBITDA	(71)	(63)	(126)	(65)
End-to-End Offerings Adjusted EBITDA	(66)	—	—	—

(1)
Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table above are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures. The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA include adjustments for lease-related amortization and interest, capitalized development costs, and operating expense related to software licenses. For further details on our segmentation, see Note 5 to our interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and Note 5 to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.

Non-IFRS Measures
To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this prospectus certain non-IFRS financial measures: Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions.
The non-IFRS financial measures presented herein should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:
•
they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•
they do not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•
they do not reflect income tax payments that reduce cash available to us;

•
they do not reflect share-based compensation expenses and, therefore, does not include all of our employee-related expenses; and

•
other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

	Six Months Ended June 30,		Year Ended December 31,
(RUB in million, unless stated otherwise)	2021	2020	2020	2019
Core Business Adjusted EBITDA:
Core Business Adjusted EBITDA for Moscow and the Moscow region(1)	1,069	615	1,714	1,498
Core Business Adjusted EBITDA for Other regions(1)	(663)	(505)	(1,182)	(1,691)
Core Business Adjusted EBITDA(2)	406	110	532	(193)
Mortgage Marketplace Adjusted EBITDA	(232)	(97)	(254)	(153)
Valuation and Analytics Adjusted EBITDA	(36)	(69)	(119)	(81)
C2C Rental Adjusted EBITDA	(71)	(63)	(126)	(65)
End-to-End Offerings Adjusted EBITDA	(66)	—	—	—
Adjusted EBITDA(3)	51	(52)	181	(376)
Adjusted EBITDA Margin(4)	1.9%	(3.2)%	4.6%	(10.4)%
Core Business Adjusted EBITDA Margin(4)	15.8%	6.9%	13.9%	(5.4)%
Core Business Adjusted EBITDA Margin for Moscow and the Moscow region(4)	56.4%	50.2%	57.1%	55.5%
Core Business Adjusted EBITDA Margin for Other regions(4)	(99.4)%	(135.8)%	(143.8)%	(198.0)%

(1)
For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit.

(2)
Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table above are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures. The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA include adjustments for lease related amortization and interest, capitalized development costs, and operating expense related to software licenses. For further details on our segmentation, see Note 5 to our interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and Note 5 to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.

(3)
We define Adjusted EBITDA as loss for the period adjusted to exclude income tax benefit, finance costs, finance income, foreign currency exchange loss, net, depreciation and amortization, share-based payments under our equity-based incentive program consisting of phantom share options, IPO-related costs and goodwill impairment.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We present Adjusted EBITDA in this prospectus because it is an alternative measure used by our chief operating decision-maker (“CODM”), who is our Chief Executive Officer, to evaluate the operating performance for the Group. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results.
The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table above are our segment measures of profit or loss and, therefore, are not considered non IFRS financial measures and include adjustments for lease related amortization and interest, capitalized development costs, and operating expense related to software licenses.

The following is a reconciliation of our Adjusted EBITDA to our loss for the period, the most directly comparable IFRS financial measure, for each of the periods indicated:
	Six Months Ended June 30,		Year Ended December 31,
(RUB in million)	2021	2020	2020	2019
Loss for the period	(1,670)	(405)	(627)	(806)
Income tax benefit	(22)	(27)	(12)	(96)
Foreign currency exchange loss, net	27	—	1	3
Finance costs, net(i)	24	32	61	31
Goodwill impairment(ii)	—	—	—	256
IPO-related costs(ii)	88	—	—	—
Depreciation and amortization	134	99	200	169
Share-based payments(iii)	1,470	249	558	67
Adjusted EBITDA	51	(52)	181	(376)

(i)
Comprises finance costs and finance income for the respective periods.

(ii)
Non-recurring items, such as IPO-related costs and goodwill impairment, are evaluated for adjustment as and when they occur.

(iii)
For the purposes of CODM’s assessment of operating performance, the fair value adjustments related to re-measurement of share-based payments liability are not analyzed.

(4)
We define Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions as Adjusted EBITDA, Core Business Adjusted EBITDA and Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions divided by revenue, Core Business revenue, Core Business revenue for Moscow and the Moscow region, and Core Business Adjusted EBITDA for Other regions respectively.

Other Data
	Six Months Ended June 30,		Year Ended December 31,
	2021*	2020	2020	2019
Average UMV(1) (in millions)	20.3	15.2	16.5	13.4
Listings(2) (in millions)	2.1	2.0	2.1	1.9
Thereof: Moscow and the Moscow region	0.3	0.4	0.4	0.4
Thereof: Other regions	1.8	1.6	1.8	1.5
Average daily revenue per listing(3) (in RUB)	4.4	2.7	3.1	3.5
Thereof: Moscow and the Moscow region	21.2	10.3	13.8	13.6
Thereof: Other regions	1.5	0.8	0.8	1.1
Leads to agents and individual sellers(4) (in millions)	9.1	6.5	8.0	6.9
Paying accounts(5) (in thousands)	104.3	85.1	88.6	96.7
Thereof: Moscow and the Moscow region	55.7	49.5	54.9	58.1
Thereof: Other regions	50.4	38.6	36.2	42.9
Average revenue per paying account(6) (in RUB)	1,139	821	625	629
Thereof: Moscow and the Moscow region	1,704	1,120	885	877
Thereof: Other regions	622	429	292	327
Leads to developers(7) (in thousands)	113.8	103.9	244.8	179.6
Average revenue per lead to developers(8) (in RUB)	5,238	3,915	4,046	3,470

*
Data as of and for the six months ended June 30, 2021 includes the N1 Group from the date of the N1 Acquisition, unless stated otherwise.

(1)
The average number of users and customers visiting our platform (websites and mobile applications) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019, 2018 and their respective semi-annual periods, Average UMV is calculated based on Google Analytics data; for the first half of 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex. Metrica data.

We calculate UMV using cookies and count the first time a computer or mobile device with a unique IP address accesses our platform during a month. If an individual accesses our platform using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor.
(2)
The daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period. Data for the six months ended June 30, 2021 excludes the N1 Group.

(3)
Calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period.

(4)
The number of times our users clicked to “show” a customer’s phone number on our platform or sent chat messages to agents or property sellers through our platform in a month, calculated as a monthly average for a particular period.

(5)
The number of registered accounts, which were debited at least once during a month for placing a paid listing on our platform or purchasing any value-added services, calculated as a monthly average for a particular period.

We calculate the number of paying accounts to include both individual accounts and master accounts, but excluding subordinated accounts, which can be created under one master account by the real estate agencies for their individual agents as part of our virtual agency offering. For further descriptions of individual accounts, master accounts and subordinated accounts, see “Business—Core Classifieds Business—Products and Services We Offer to Customers.”
(6)
Calculated as listing revenue in the secondary residential and commercial real estate verticals divided (i) by the number of paying accounts for the corresponding period and (ii) by the number of months during the period.

(7)
The number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period.

(8)
Calculated as lead generation revenue for a period divided by the number of leads (to developers) during such period. Due to rounding, numbers may vary slightly from the numbers presented in our consolidated financial statements included elsewhere in this prospectus.

All key performance indicators contained in this prospectus, as of and for the periods prior to 2021, exclude the N1 Group data, unless stated otherwise.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information set forth below gives effect to the N1 Acquisition and should be read in conjunction with, and is qualified by reference to, “Selected Consolidated Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.
On February 5, 2021, we acquired 100% ownership in N1.RU LLC, a real estate-focused classifieds business that primarily operates in regional cities in Russia such as Novosibirsk, Ekaterinburg and Omsk.
The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the following historical financial statements and accompanying notes:
•
audited consolidated financial statements and accompanying notes of the Cian Group as of and for the year ended December 31, 2020 included elsewhere in this prospectus;

•
unaudited interim condensed consolidated financial statements of the Cian Group as of and for the six months ended June 30, 2021 included elsewhere in this prospectus; and

•
audited consolidated financial statements and accompanying notes of the N1 Group as of and for the year ended December 31, 2020 included elsewhere in this prospectus.

The historical financial information has been adjusted to give pro forma effect for transaction accounting adjustments for the N1 Acquisition.
The unaudited pro forma condensed combined financial information included herein has been prepared in accordance with Article 11 of Regulation S-X, considering the amendment to improve the financial disclosures that are effective on January 1, 2021. The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not purport to represent what our actual consolidated results of operations would have been had the N1 Acquisition actually occurred on the dates indicated, nor is it indicative of future consolidated results of operations or financial condition. The actual results of operations and financial position may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma condensed combined financial information included herein has been prepared using the acquisition method of accounting under IFRS. Adjustments included in the column under the heading “Transaction accounting adjustments” in the unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and for the year ended December 31, 2020 consist of those necessary to reflect the accounting for the N1 Acquisition as if it took place on January 1, 2020.
The acquisition of the N1 Group has been reflected in the Cian Group’s unaudited interim condensed consolidated statement of financial position as of June 30, 2021 and, therefore, no unaudited pro forma condensed combined statement of financial position has been presented herein.
The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the Cian Group may achieve as a result of the N1 Acquisition, costs necessary to achieve such measures, or costs to integrate the operations of the Cian Group.

CIAN GROUP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2021
	Cian Group (Historical)	N1 Group (from January 1, 2021 to February 5, 2021)	Transaction Accounting Adjustments	Notes	Unaudited Pro Forma Combined
	(RUB in million)
Revenue	2,704	33	—		2,737
Operating expenses:
Marketing expenses	(1,129)	(16)	—		(1,145)
Employee-related expenses	(2,632)	(18)	—		(2,650)
IT expenses	(229)	(1)	—		(230)
Depreciation and amortization	(134)	(2)	(7)	3(a)	(143)
Other operating expenses	(221)	(27)	—		(248)
Total operating expenses	(4,345)	(64)	(7)		(4,416)

Operating loss	(1,641)	(31)	(7)		(1,679)
Finance costs	(31)	—	—		(31)
Finance income	7	—	—		7
Foreign currency exchange gain / (loss), net	(27)	1	—		(26)
Loss before income tax	(1,692)	(30)	(7)		(1,729)
Income tax benefit	22	1	1	3(b)	24
Loss for the period	(1,670)	(29)	(6)		(1,705)

CIAN GROUP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020
	Cian Group (Historical)	N1 Group (Historical)	Transaction Accounting Adjustments	Notes	Unaudited Pro Forma Combined
	(RUB in million)
Revenue	3,972	563	—		4,535
Operating expenses:
Marketing expenses	(1,697)	(171)	—		(1,868)
Employee-related expenses	(2,208)	(214)	—		(2,422)
IT expenses	(264)	(29)	—		(293)
Depreciation and amortization	(200)	(24)	(85)	3(a)	(309)
Other operating expenses	(180)	(54)	—		(234)
Total operating expenses	(4,549)	(492)	(85)		(5,126)
Operating profit / (loss)	(577)	71	(85)		(591)
Finance costs	(72)	(3)	—		(75)
Finance income	11	1	—		12
Foreign currency exchange gain / (loss), net	(1)	3	—		2
(Loss) / profit before income tax	(639)	72	(85)		(652)
Income tax benefit / (expense)	12	(14)	11	3(b)	9
(Loss) / profit for the year	(627)	58	(74)		(643)
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Basis of Presentation
The unaudited pro forma condensed combined financial information is based on historical consolidated financial statements of the Cian Group and the N1 Group as adjusted to give effect to the N1 Acquisition for the periods indicated. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the Cian Group’s historical consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and the year ended December 31, 2020 and the N1 Group’s historical consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020 and give effect to the N1 Acquisition as if it occurred on January 1, 2020, the first day of the fiscal year ended December 31, 2020.
2. Purchase Price Allocation
On February 5, 2021, the Cian Group acquired 100% of the voting shares of the N1 Group, one of the leading regional online real estate classifieds in Russia, for total cash consideration of RUB 1,785 million. The Cian Group financed the acquisition through the issuance of 281 ordinary shares (5,566,900 after the share split) for RUB 2,265 million in cash pursuant to the Investment Agreement. For further details, see “Related Party Transaction—Relationship with Shareholders—Investment Agreement.” The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations.
The table below summarizes preliminary allocations of the consideration to assets acquired and liabilities assumed based on their fair values (provisional accounting) as of the acquisition date. Management is still in the process of finalizing its analysis over the key assumptions used in the determination of the fair values of intangible assets and the resulting impact on the amounts of deferred tax liability and goodwill. All information presented with respect to such assets and liabilities assumed as it relates to these acquisitions is preliminary and subject to revision pending the final fair value analysis.
(RUB in million)
Assets
Intangible assets	1,046
Right-of-use assets	18
Property and equipment	7
Cash and cash equivalents	134
Other assets	49
Total assets	1,254
Liabilities
Contract liabilities	(21)
Trade and other payables	(51)
Lease liabilities	(18)
Deferred tax liabilities	(130)
Other liabilities	(34)
Total liabilities	(254)
Total identifiable net assets at fair value	1,000
Goodwill arising on acquisition	785
Purchase consideration transferred	1,785
3. Pro Forma Adjustments
The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and for the year ended December 31, 2020, are as follows:
(a)
Represents amortization expense related to the fair value of acquired identifiable intangible assets. As part of the valuation analysis, we identified intangible assets, such as trademarks, customer base and software. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows.

The following table summarizes the fair values of the N1 Group’s identifiable intangible assets and their estimated useful lives and uses a straight-line method of amortization as this represents management’s best estimate of the pattern of utilization for the intangible assets:
(RUB in million)	Fair values of identifiable assets	Estimated useful lives in years	Imputed amortization expense from January 1, 2021 to February 5, 2021	Imputed amortization expense for the year ended December 31, 2020
Customer base	753	15	4	50
Trademarks	254	9	2	28
Software	36	5	1	7
Transaction accounting adjustments	—	—	7	85

(b)
Represents the tax effect, calculated at the Cyprus statutory tax rate of 12.5% in effect for the periods presented, of the temporary differences arising on acquired identifiable assets recognized at their fair values.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Historical Financial and Other Data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements. This discussion and analysis of our financial condition and results of operations has been updated for the restatement referenced in Note 5 to the consolidated financial statements included elsewhere in this prospectus.
Overview
We are a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, ranking among the top ten most popular online realestate classifieds globally, based on the September 2021 Google Analytics traffic data for Cian and SimilarWeb traffic data for other online real estate classifieds. Since our founding in 2001, we have become the most recognized and trusted real estate classifieds brand in the most populous Russian regions, according to the Frost & Sullivan Report and have expanded our business beyond online real estate classifieds listings to offer additional products and services, which turn real estate searches and transactions into a seamless, transparent and efficient experience. Our mission is to use technology and deep insights into the Russian real estate market to help people on the journey to their perfect new place to live or work.
We operate in the Russian real estate market, which, according to the Frost & Sullivan Report, represented approximately USD 238 billion in 2020 and is only starting to digitalize. Being at the forefront of this digitalization trend and, as we believe, being one of the major driving forces behind it, we see an immediately addressable market opportunity of approximately USD 6 billion (in 2020, based on the Frost & Sullivan Report), which comprises real estate agents’ commissions, developers’ advertising budgets as well as adjacent markets, including mortgage advertising and digital services facilitating transactions. Our core online real estate classifieds market is projected to grow at a CAGR of approximately 27% between 2021 and 2025, according to the Frost & Sullivan Report.
Our networked real estate platform connects millions of our users, the real estate buyers and renters, to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban, for both sale and rent. By offering a unique combination of products, services and insights, we have become a premier destination for our users as well as tens of thousands of our customers, real estate agents, developers, private sellers, landlords and other partners. Our platform aims to provide an end-to-end experience for our customers and users and help them address multiple pain points on their journey to a successful real estate transaction. We strive for our platform to encompass all stages of such journey, from finding the right property and the right buyer or renter, to financing the purchase and ensuring transaction certainty, while allowing participants to transact with ease and efficiency. We derive our revenue:
•
In our Core Business segment, from listing fees in the secondary residential and commercial real estate verticals and lead generation fees in the primary residential real estate vertical, as well as fees for listing value-added services, such as premium and highlighted listings and listing auctions, and other value-added services. In June 2020, we introduced a new subscription-based model for customers, which allows our customers to purchase a monthly subscription with us and combine a number of listings with value-added services, improving efficiency for them and stickiness and monetization for us. For more details, see “Business—Our Real Estate Platform—Core Classifieds Business—Products and Services We Offer to Customers—Subscription Model.” In the first half of 2021, the average share of listings under the subscription model amounted to approximately 41% as compared to approximately 26% in the second half of 2020. We also charge fees for providing advertising tools through our platform for various parties, primarily real estate developers and banks, which we refer to as our display advertising revenue.
•
In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.

•
In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.

•
In our C2C Rental segment, from fees charged to our users for providing end-to-end solutions and facilitating seamless online property rentals (including tenant background checks, digital execution of agreements, online payments and insurance).

•
In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and facilitate simultaneous sales and purchases, which, we believe, provides for more efficient real estate transactions.

Our users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation and access to a choice of real estate financing options.
Our networked platform model and our trusted brand have allowed us to achieve the leading position by share of leads to real estate agents and individual sellers and by number of listings in four of the most populous Russian regions, consisting of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, which together, according to the Frost & Sullivan Report, in 2020, accounted for 65%, 41% and 75% of the primary residential, secondary residential and commercial real estate markets in the country, respectively. In the first half of 2021, we had approximately 2.1 million listings available through our platform (excluding N1) and an average UMV of approximately 20.3 million (including N1). In 2020, we had approximately 2.1 million listings available through our platform and an average UMV of approximately 16.5 million. We believe that the quantity and quality of our listings database, as well as our expanding end-to-end value proposition, attract an increasing number of buyers and renters, which results in more transactions conducted based on expressions of interest and inquiries generated through our platform (“leads”), which in turn attracts more real estate agents, developers and landlords posting more listings. We believe that this powerful network effect has allowed us to continuously solidify our market leadership in our core regions of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk and will allow us to continue strengthening and expanding our position in other regions.
Development of new products, services and features is an integral part of our business, and we have a long and successful track record of disrupting the online real estate classifieds market through innovation. This culture of innovation and over 20 years of relevant experience allowed us to move beyond the pure online real estate classifieds model and become a fully-fledged, networked real estate platform enabled by cutting-edge technology, which creates value for all real estate market participants. In our Core Business segment, we provide advanced features that make connecting our customers and our users through our extensive database of property listings more efficient, such as: for users, AI-powered property search and virtual 3D property tours; for real estate agents, Pro.Tools which are our advanced lead management toolkit offerings to boost productivity (including call tracking, duplicates and competition notifications, push notification for competition price decreases, detailed lead information and others); and enterprise features for real estate agencies (including integration tools and tools for the management of marketing costs, performance and employees). To deliver our end-to-end value proposition and make searching and transacting even easier and more seamless for all real estate market participants, we have also created, and are continuing to add, innovative services, such as Mortgage Marketplace, Agent Finder, Property Valuation, Online Transaction Services, Home Swap and others. We intend to continue staying at the forefront of innovation by developing new solutions that will help our users to find their perfect properties to rent or buy and our customers to sell or rent out their real estate in the most efficient way.
We are a technology-driven platform and are committed to delivering the most efficient and stress-free experience through the use of cutting-edge technology, especially in view of the rapid pace of technological changes in our industry, such as increasing use of mobile devices in the real estate market and proliferation of new technologies that improve user experience, such as machine learning. We believe that our mobile-first approach, in which we prioritize our users’ reliance on our mobile applications and websites, not only makes finding a new home or office more convenient for our users, but also increases retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. The share of mobile in our average UMV increased to approximately 76.2% in the first half of 2021 from approximately 72.8% in the second half of 2020 and approximately 67.9% in the first half of 2020. Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 66.0% in the first half of 2021 from approximately 64.3% in the second half of 2020 and approximately 63.3% in the first half of 2020.
Our revenue in the year ended December 31, 2020 was RUB 3,972 million, an increase of 10.1% from RUB 3,607 million in the year ended December 31, 2019. Our revenue in the six months ended June 30, 2021 was RUB 2,704 million, an increase of 64.7% from RUB 1,642 in the six months ended June 30, 2020. Our loss for the year ended December 31, 2020 was RUB 627 million, a decrease of 22.2% from RUB 806 million in the year ended December 31, 2019. Our loss for the six months ended June 30, 2021 was RUB 1,670 million as compared to RUB 405 million in the six months ended June 30, 2020. The increase of our loss was driven primarily by an increase in our share-based payment expense to RUB 1,470 million for the six months ended June 30, 2021 from RUB 249 million for the six months ended June 30, 2020, as a result of the recognition of a portion of our long-term incentive program awards linked to the planned offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. Our Adjusted EBITDA was RUB 181 million for the year ended December 31, 2020 and negative RUB 376 million for the year ended December 31, 2019. Our Adjusted EBITDA was RUB 51 million for the six months ended June 30, 2021 and negative RUB 52 million for the six months ended June 30, 2020. As of June 30, 2021, December 31, 2020 and 2019, our total indebtedness outstanding under our credit facilities was RUB 542 million, RUB 728 million and RUB 477 million, respectively. Our results were affected by the measures that we introduced in response to the COVID-19 pandemic, including a temporary suspension of monetization of our listing services across all regions in April 2020. In July 2020, we reinstated the monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region. In the first half of 2021, we also reinstated monetization in certain additional regions; however, the monetization in many other regions remains temporarily suspended and its potential reintroduction is being assessed on a region-by-region basis. We believe that we are already seeing the positive effects of these measures in some of the regions in which we reverted back to the paid model, which is illustrated by an increased number of paid listings as compared to the pre-COVID-19 levels. We believe that we are well-positioned to successfully leverage our scale, expertise and experience to continue growing our business and achieve profitability margins enjoyed by our best-in-class international peers.
Key Factors Affecting Our Results of Operations
Our results of operations in the periods presented were affected and are expected to continue to be affected, by the following principal factors relating to our business and industry:
Market Position, Platform Traffic, Network Effects and Our Strategic Growth Objectives
Pricing flexibility and the overall ability to monetize a platform in the digital real estate classifieds business largely depend on one’s market position and the value of the product and service offerings to all platform customers, users and other third parties. We generally define leading market positions as No. 1 or No. 2 positions in terms of market share of leads to real estate agents and individual sellers and number of platform listings. Market leaders in the digital real estate classifieds space often benefit from strong network effects, whereby the more quality content is added to the platform, the more attractive the platform becomes for users, which increases user traffic to the platform and, in turn, increases the number of leads generated for customers, which raises the platform’s relevance for customers, driving up the number of listings. For further details regarding our platform, including the definition of leads and their calculation principles, see “Business—Our Business Model.”
With respect to platform traffic, our average UMV consistently grew in the period under review to 20.3 million in the first half of 2021 (including N1) from 17.8 million in the second half of 2020, 15.2 million in the first half of 2020, 14.1 million in the second half of 2019 and 12.7 million in the first half of 2019. Average UMV is one of the key metrics of our platform traffic and our user engagement. We believe that a stable growth in our average UMV plays a critical role in our overall platform development, including its network effects. A stable growth in our average UMV is also important for our ability to generate more leads to our customers and partners and to successfully scale our new initiatives and offerings, including as part of our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings segments.
Furthermore, we believe that pricing flexibility and monetization opportunities in the digital real estate classifieds business are significantly affected by the ability to achieve and maintain strong market positions. Specifically, we believe that, in general, leading market positions, in conjunction with attractive product and service offerings and positive user experience, enable higher operating leverage, allow for greater platform monetization opportunities and lead to higher operating margins. In addition, we also believe that our current leading market positions and the inherent network effects of our platform are essential drivers for our growth and expansion of our business in line with our strategic objectives. For further details on our strategic growth objectives, see “Business—Our Strategy.”
We have leading market positions in most populous Russian regions, such as Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg, Novosibirsk and certain other regions. For further details, see “Business—Our Strengths—Leading Russian online real estate classifieds platform with the #1 position in largest Russian markets.” However, we hold less prominent positions in certain other Russian regions. Our profitability and results depend greatly on our ability to maintain our leading market positions in key Russian regions and our ability to achieve and maintain strong market positions in certain other Russian regions.
Furthermore, our market positions and, therefore, profitability, results and the overall ability to grow and expand our business, have been, and are expected to continue to be, impacted by our competitive environment. For further details on our competition, see “Business—Competition.” We compete mainly on the basis of platform traffic, which, in turn, is driven by (i) the number and quality of property listings, (ii) user experience and quality of services and (iii) breadth of existing offerings and development of additional product and service offerings for our customers and users. Any future market entrants or new initiatives by our existing competitors could affect our ability to compete successfully, increase or maintain our pricing levels, monetize our platform and generally grow our business. See “Risk Factors—Risks Related to Our Business and Industry—The online classifieds market is highly competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.”
Changes in Our Pricing Models, Monetization Strategy and Penetration of our Value—Added Services
Our pricing models and monetization strategy can impact our results of operations, including our profitability. Historically, our pricing model has primarily focused on selling listings to our professional real estate customers on a pay-per-listing or listing package basis, where fees are charged for every day a single listing or multiple listings are publicly displayed on our platform. For further details, see “Business—Products and Services We Offer to Customers.” In June 2020, in order to improve the service and value proposition for our customers, stimulate our revenue growth and maintain a sizeable base of listings, we introduced a new subscription-based model for customers, which allows our customers to list their properties and use some of our value-added services for a monthly fee. We aim to incentivize customer migration to the subscription model, in part, through the use of special discounts and promotions. However, we also plan to continue to offer our pay-per-listing model to allow our customers, particularly smaller real estate agencies and individual agents, greater flexibility and convenience. In the first half of 2021, the average share of listings under the subscription model amounted to approximately 41% as compared to approximately 26% in the second half of 2020. Overall, we believe that the switch to the subscription model should bring additional convenience to our customers and lead to more efficient monetization of the platform.
Furthermore, our results of operations are also affected by our customers’ use of our value-added services to boost listings. In the six months ended June 30, 2021 and the year ended December 31, 2020, value-added services accounted for 46% and 52% of our listing revenue, respectively. We believe that the customers’ acceptance of our value-added services is primarily driven by our marketing and sales efforts, as well as by the overall market conditions.
Moreover, any other actual or potential developments in our platform monetization strategy may also have a significant impact on our results. For example, in 2020, due to the COVID-19 pandemic, we temporarily offered our listing services free of charge across all cities and regions, including Moscow and St. Petersburg. We believe that this cancellation in monetization of our listings was one of the main drivers of a 4.0% decrease in our listing revenue in 2020. For further information, see “—Macroeconomic Environment and the Russian Property Market and the Impact of the COVID-19 Pandemic.”
Macroeconomic Environment and the Real Estate Market in Russia
Our business model is based on our position as one of the main digital platforms for real estate owners, buyers and tenants in Russia. Real estate platforms, such as ours, are a key part of the real estate search process in Russia, and our business and results of operations may be affected by the macroeconomic environment and the health of the Russian real estate market.
Overall, the Russian real estate classifieds market remains significantly underpenetrated compared to other developed markets, with penetration of the online real estate classifieds services of only 3.3% in 2020, which is approximately 5x, 4x and 3x times lower than that of the United States, the United Kingdom and Germany, respectively (according to the Frost & Sullivan Report). We believe that the monetization of our services is still in its early stages, and we have a strong potential for sustainable growth in a large and expanding market. We see a significant structural upside in monetization of the secondary residential and commercial real estate verticals, as supported both by the overall penetration of classifieds spend in real estate agents’ commissions and by our current monetization. For further details, see “Business—Our Strengths—Robust financial profile demonstrating strong growth and clear path to profitability.” Furthermore, we believe that there is a strong monetization potential in the primary residential real estate vertical, which is driven by a structural shift in the developers’ advertising budgets from offline to online. Specifically, according to the Frost & Sullivan Report, the developers’ spend in Russia is expected to grow from approximately RUB 2.9 billion in 2020 to approximately RUB 10.4 billion by 2025, as the share of online classifieds in their total advertising budgets is expected to increase from approximately 5% in 2020 to approximately 11%

in 2025. We believe that we are well-positioned to capitalize on this structural trend because of our high brand awareness, our experience, the broad size of our user base and our value-added services, which contribute to the strength of our primary business. For further details, see “Industry—Russian real estate market dynamics.” Generally, we believe that the growing penetration of the online real estate classifieds services will have a positive impact on our revenue and business.
In addition, our revenue and results of operations may be affected by other Russian real estate market conditions, such as the supply of properties on the real estate market, driven, in part, by the pace of new construction, the availability of credit for real estate buyers as well as prevailing interest rates. For example, we believe that the low interest rate environment and the Russian government’s implementation of the mortgage subsidy program in April 2020, and its subsequent extension until July 2021, had a strong positive effect on the primary residential real estate market in Russia and, consequently, the demand for our services, primarily in our Core Business and Mortgage Marketplace segments. Our lead generation revenue, which is driven by primary real estate developers, increased by 59.6% to RUB 994 million in 2020 from RUB 623 million in 2019. Our lead generation revenue further increased by 46.3% to RUB 597 million in the six months ended June 30, 2021 from RUB 408 million in the six months ended June 30, 2020. Our lead generation revenue from our Mortgage Marketplace segment increased to RUB 2 million in the six months ended June 30, 2021 from RUB 1 million in the six months ended June 30, 2020. In July 2021, this mortgage subsidy program was extended until July 2022 on amended terms, including increase of the mortgage interest rate ceiling from 6.5% to 7.0% and decrease of the maximum subsidized mortgage size from up to RUB 12 million for Moscow, the Moscow region, St. Petersburg and the Leningrad region (and RUB 6 million for other regions) to up to RUB 3 million across all regions. If the program is cancelled or further amended in an adverse manner, the demand for primary real estate and mortgage financing may significantly decrease, which, in turn, may affect our revenue generated from the leads to real estate developers, as well as revenues and growth prospects of our Mortgage Marketplace segment. For further details, see “Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program.”
Generally, if the real estate market experiences a slowdown, property listings tend to stay on our platform longer and our customers may be more prone to use our value-added services to further promote their listings to users. If a listing stays on our platform longer, it correspondingly increases our revenue. As such, a slowdown in the real estate market may not have a directly negative impact on our results. However, any significant decline in the supply of properties on the market, due to a general slowdown in the real estate market, a decline in the pace of new construction or otherwise, may result in fewer property listings and, consequently, decreased traffic on our platform and lower number of leads to developers, which could negatively impact our results. For further details, see “Risk Factors—Risks Related to Our Business and Industry—We may be significantly impacted by the health of the Russian real estate market and may be negatively affected by downturns in this industry and general economic conditions.”
Overall, our second half of the year may be stronger than the first half due to lower activity across the primary and secondary real estate markets during certain calendar periods, such as the New Year and May holidays, when typically fewer real estate transaction are taking place.
The Impact of the COVID-19 Pandemic
Since its outbreak in December 2019 to date, the COVID-19 pandemic has impacted our business operations and demand across all customer and user groups. Similarly to other countries, at several points in 2020, Russian federal and local government authorities introduced measures aimed at preventing the further spread of COVID-19, including, among others, lockdowns, bans on public events, closures of public places, border controls, travel restrictions and widespread “work-from-home” measures.
In response to the COVID-19 pandemic, we introduced several measures to mitigate its effects on our business as well as customer and user base. Specifically, to support our customers in these unprecedented circumstances, from April 2020, we temporarily offered our listing services free of charge across all cities and regions, including Moscow, the Moscow region, St. Petersburg and the Leningrad region. The monetization of our listings in Moscow, the Moscow region, St. Petersburg and the Leningrad region was reinstated in July 2020, with certain discounts offered in the third quarter of 2020. In the second and third quarters of 2021, we also reinstated monetization in some additional regions. The monetization in many other regions remains temporarily suspended and its potential reintroduction is being assessed on a region by region basis. Starting from February 2021, our operations include the N1 Group, which did not have a similar suspension in monetization in 2020. Following the N1 Acquisition, we did not introduce any such monetization suspension on the websites “N1.ru,” “MLSN.ru” or N1 mobile application. In July 2021, as part of our integration of the N1 Group, we launched a reverse feed function, which allows our customers to automatically post listings on both platforms simultaneously. With this function, our monetization strategy was aligned across our platforms, with Cian monetization being fully reinstated in regions covered by the website “N1.ru” or N1 mobile application. We are planning to fully reinstate Cian monetization in the regions covered by “MLSN.ru” website in the fall of 2021. For further details, see “Business — N1 Acquisition” and “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic and other public health crises, natural disasters or other catastrophic events may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.”
We believe that the measures we took in response to the pandemic were some of the main drivers of a 4.0% decrease in our listing revenue to RUB 2,383 million in 2020 from RUB 2,481 million in 2019. However, our average UMV increased to approximately 20.3 million in the first half of 2021 (including N1) from approximately 16.5 million in 2020 and approximately 13.4 million in 2019. We believe that this dynamic was supported by our decision to temporarily suspend the monetization of our listings, as many of our customers used this opportunity to post listings on our platform, which, in turn, increased user traffic. We also believe that the reinstatement of monetization in certain regions in the second quarter of 2021 was one of the main drivers behind a 73.3% increase in our listing revenue to RUB 1,697 million in the six months ended June 30, 2021 from RUB 979 million in the six months ended June 30, 2020.
The following table presents our average UMV and paying accounts for the periods indicated:
	2021	2020		2019
	First half	Second half	First half	Second half	First half
Average UMV(1) (in millions)	20.3	17.8	15.2	14.1	12.7
Paying accounts(1) (in thousands)	104.3	92.2	85.1	100.7	92.7
Thereof: Moscow and the Moscow region	55.7	60.3	49.5	59.1	57.1
Thereof: Other regions	50.4	33.8	38.6	46.0	39.8
Average revenue per paying account (in RUB)	1,139	1,104	821	1,046	884
Thereof: Moscow and the Moscow region	1,704	1,476	1,120	1,406	1,188
Thereof: Other regions	622	530	429	578	460

(1)
See the definitions of average UMV and paying accounts in “Presentation of Financial and Other Information” and “Selected Consolidated Historical Financial and Other Data—Other Data.”

Our paying accounts in Moscow and the Moscow region were approximately 55.7 thousand in the first half of 2021 as compared to approximately 54.9 thousand in 2020 and approximately 58.1 thousand in 2019, with an average revenue per paying account of RUB 885 and RUB 877 in 2020 and 2019, respectively. Our paying accounts in other Russian regions were approximately 50.4 thousand in the first half of 2021 as compared to approximately 36.2 thousand in 2020 and approximately 42.9 thousand in 2019, with an average revenue per paying account of RUB 292 and RUB 327 in 2020 and 2019, respectively. We believe that the level of paying accounts was primarily impacted by the aforementioned temporary suspension of monetization of our listings. As the monetization of our listings in Moscow and the Moscow region was reinstated in July 2020 (along with St. Petersburg and the Leningrad region), the number of paying accounts in Moscow and the Moscow region increased in the second half of 2020. As mentioned above, our listings monetization in certain other regions remains temporarily suspended and its potential reintroduction is being assessed on a region-by-region basis. For further details, see “— Changes in Our Pricing Models, Monetization Strategy and Customer Acceptance of our Value-Added Services.”
Furthermore, during the COVID-19 pandemic crisis in 2020, we optimized our marketing and advertising expenses in order to align our marketing budgets with the suspension in monetization discussed above. Additionally, we also reduced discretionary spending and paused hiring for non-critical roles. This had a direct impact on our results of operations as our marketing expenses decreased by 21.4% to RUB

1,697 million for the year ended December 31, 2020 from RUB 2,159 million for the year ended December 31, 2019, which was primarily driven by an 85.5% decrease in our offline marketing expenses to RUB 139 million in 2020 from RUB 959 million in 2019. In 2020, we also instituted a work-from-home policy for our employees and significantly restricted employee travel. Overall, we believe that the combination of these cost optimization efforts and changes in our monetization approach helped us to address the COVID-19 pandemic crisis in 2020, with our total revenue increasing by 10.1% to RUB 3,972 million for the year ended December 31, 2020 from RUB 3,607 million for the year ended December 31, 2019. Our total operating expenses during the same period increased slightly by 1.7% to RUB 4,549 million in 2020 from RUB 4,475 million in 2019, which was primarily driven by an increase in our employee-related expenses of 59.4% and offset by a decrease in our marketing expenses, as discussed above. Going forward, as we emerge from the COVID-19 pandemic, we generally expect that we will need to increase our operating expenses.
The broader macroeconomic environment remains highly uncertain, and we are continuing to closely monitor the impact of the COVID-19 pandemic on our market, customers, users and business, which may continue to affect our financial results going forward. For example, the COVID-19 pandemic and its aftermath may have contributed to the developments in our competitive environment. Additionally, if the possibility of arranging or attending real estate viewings or completing real estate transactions deteriorates due to any further lock-down measures or other tightening of regulations and general guidelines, it may result in our customers and users choosing to postpone any planned real estate transactions, which would result in a general slow-down of the real estate market and, thus, could have an adverse effect on our financial results. See “Risk Factors—Risks Related to Our Business and Industry—Natural disasters, public health crises or other catastrophic events, like the COVID-19 pandemic, may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.”
Investments in Regional Expansion and New Initiatives
In line with our strategy, we focus our investments on regional expansion and the development and implementation of new initiatives, as part of development of our end-to-end real estate platform, comprising new business lines and new service offerings for our customers and users. While we hold leading market positions in key regions, such as Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg, Novosibirsk and certain other regions, we believe that our profitability and results also greatly depend on our ability to achieve and maintain strong market positions in other Russian cities and regions. As such, we dedicate significant resources, including marketing efforts, to regional expansion and development. We plan to continue to execute our regional expansion strategy with profitability in mind, focusing on regional centers with certain population level thresholds, where our resources can be spent most efficiently. For further details, see “Business—Strategy—Continued expansion into Russian regions via organic growth and select M&A opportunities.” For example, as part of our strategy, in February 2021, we acquired the N1 Group, which is a real estate-focused classifieds business that operates in regional cities in Russia, such as Ekaterinburg, Novosibirsk and Omsk. While the N1 Acquisition is complete, we are still in the process of integrating the N1 Group into our business. In particular, we are aligning operational structures and migrating the N1 Group’s divisions under the control of the Cian Group management. For additional information, see “Business — N1 Acquisition” and “Unaudited Pro Forma Condensed Combined Financial Information.” As a result, the N1 Acquisition will impact the comparability of our 2021 and 2020 financial results.
We believe that achieving our ultimate goal of developing a comprehensive end-to-end real estate platform for our customers and users requires investments in innovation as well as the development of new products and business models. Our new initiatives, once significantly developed, are typically distinguished into separate operating and reporting segments, such as our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings operating and reporting segments. For further details on these segments, see “Business—Our Business Model.” For the six months ended June 30, 2021 and the years ended December 31, 2020 and 2019, respectively, the revenues from each of these reporting segments were: RUB 119 million, RUB 110 million and RUB 34 million (for Mortgage Marketplace); RUB 21 million, RUB 39 million and RUB 18 million (for Valuation and Analytics); RUB 1 million, RUB 1 million and RUB nil million (C2C Rental) and RUB nil million for the six months ended June 30, 2021 (End-to-End Offerings). These revenue numbers, together, accounted only for 5.2%, 3.8% and 1.4% in the aggregate of our total revenue for the six months ended June 30, 2021 and the years ended December 31, 2020 and 2019, respectively.

Our investments in regional development and the initiatives aimed at expansion of our end-to-end real estate platform are reflected in our operating expenses as part of the advertising and marketing costs, employee- and IT-related expenses. For example, while our total marketing expenses decreased by 21.4% to RUB 1,697 million in 2020 from RUB 2,159 million in 2019, our online marketing expenses have increased by 32.1% to RUB 1,498 million in 2020 from RUB 1,134 million in 2019, which was driven, in part, by our investment in marketing for regional development as well as our marketing expenses for some of our new initiatives.
Taxation
During the period under review, we relied on a VAT exemption for our listing revenue under the 2008 VAT exemption for software and database licenses under the Russian Tax Code. The exemption was available for revenue from software license agreements under which we provided our customers with access to our platform. In July 2020, the Russian tax code underwent changes, which substantially narrowed the scope of the 2008 VAT exemption. From January 1, 2021, licensing of computer software and databases will only be exempt from VAT when: (i) it relates to software or databases included in the Russian National Software Register and (ii) it does not involve software used for advertising, counterparty searches, online trade or marketplace purposes. Consequently, starting from January 1, 2021, revenue from the provision of access to advertising and online marketplace software does not qualify as income from eligible activities and we no longer qualify for this exemption.
In the years ended December 31, 2020 and 2019, this VAT exemption for our listing revenue amounted to RUB 504 million and RUB 495 million (based on accounts prepared in accordance with the Russian Accounting Standards).
In addition, the Russian Tax Code establishes reduced rates with respect to profits tax, VAT and social security contributions for companies which carry out IT activities, develop and sell own-developed computer programs and databases, and/or render services involving development, adaptation, modification and support of computer programs and databases. In order to apply the reduced rates, a taxpayer should be officially accredited to perform IT activity, the share of its income related to these activities should comprise 90% of total income, and the average headcount should be at least seven employees. Historically, N1 Technologies, a subsidiary of the N1 Group, has applied such reduced rates.
Following the N1 Acquisition, we conducted an organizational restructuring whereby the IT teams of the Cian Group and the N1 Group joined together as part of N1 Technologies, which, as a qualifying IT company, is expected to benefit from the reduced tax rates. Following the restructuring, N1 Technologies operates as a shared service center rendering services to our subsidiaries with respect to development and adaptation of IT products, which are being used primarily within the Cian Group. Such practice is widely used by IT companies in Russia. We expect to benefit from this reduced social security contributions rate on the Group-level from the second half of 2021. See “Risk Factors—Risks Related to Taxation—The Russian tax authorities may challenge the application of a reduced social security contributions, VAT and corporate profits tax rates by one of our companies.”
Segment Reporting
We identified our operating segments based on how our chief operating decision-maker (“CODM”), who is our Chief Executive Officer, manages the business, allocates resources, makes operating decisions and evaluates operating performance. We have identified the following reporting segments on this basis:
•
Core Business, which comprises sales of our listings, lead generation solutions for real estate developers and value-added services as well as display advertising on our platform;

•
In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.

•
In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.

•
In our C2C rental segment, from fees charged to our users for providing end-to-end solutions facilitating seamless online property rentals (including tenant background checks, digital execution of agreements, online payments and insurance).

•
In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and facilitates imultaneous sales a purchases, which, we believe, provides for more efficient real estate transactions.

Our users can search our property listings free of charge via our mobile applications and websites. They can also benefit from a broad scope of various innovative services that we offer, such a s real estate valuation, and access to a choice of real estate financing options.
The financial reporting is based on a Group-wide organizational and management structure. For further details on these segments, see “Business—Our Business Model.”
Explanation of Key Components of Our Consolidated Statement of Profit or Loss and Other Comprehensive Income
Certain individual line items of our consolidated statement of profit or loss and other comprehensive income:
Revenue
We generate revenue primarily from our offerings of: (i) listings and value-added services for our customers (which we refer to as our listing revenue), (ii) lead generation solutions for real estate developers (which we refer to as our lead generation revenue), (iii) advertising tools for various parties, primarily real estate developers and banks (which we refer to as our display advertising revenue) and (iv) through our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings segments, new business lines and services for various parties, such as, for example, banks in the context of our Mortgage Marketplace services (which we refer to as our “other revenue”).
Listing revenue, lead generation revenue and display advertising revenue primarily relate to the Core Business reporting segment, while other revenue primarily represents lines of business related to our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings segments.
Listing revenue, lead generation revenue and display advertising revenue
Listing revenue.   Listing revenue represents revenue from offering online listings and related value-added services, such as different listing promotion options, to customers on our websites and mobile applications on a cost-per-time basis (both, under the pay-per-listing or listing package and subscription models). We receive payment prior to the public posting of online listings on our platform and delivery of value-added services. Customers can purchase either individual listings and value-added services, listing packages or subscriptions, which combine a number of listings and value-added services. The average time between receipt of payment from the customer and delivery of online listings is approximately 30 days.
For the year ended December 31, 2020, our listing revenue comprised 52% of revenue from value-added services and 48% of revenue from listings and others.
Further, as part of our value proposition we offer our customers a loyalty program, which allows our customers who purchase listings with us to accumulate points that can be redeemed against future purchases on our platform. The loyalty points give rise to a separate performance obligation for us, as they provide a material right to acquire additional services at a discount for a customer, that the customer would not receive without entering into that contract.
Lead generation revenue.    Lead generation revenue represents fees that we charge real estate developers for our establishment and referral of contacts (or leads) based on the number of qualifying calls (validated user connections) received from primary real-estate listing posted primarily through our platform (as part of the “Core Business” segment) or through our partner bank’s site (as part of the “Mortgage Marketplace”

segment), i.e., when a user is reviewing a mortgage on our partner bank’s site, this user can access our full data base of primary real-estate listings and will be presented with an option to contact a particular developer. We receive payment after the delivery of verification of the number of validated connections. Payment is generally due within 20 to 30 days from our provision of these services. For further details, see “Business—Our Business Model.”
Display advertising revenue.   Display advertising revenue represents fees third parties pay us: (i) when they choose to place advertisements in particular areas of our websites and mobile applications as well as (ii) for certain miscellaneous special projects related to marketing. Advertising revenue is recognized over time based on the upfront monthly fees agreed to in media plans (which include a target for views or clicks during the period of advertisement). Payment is generally due within 20 to 30 days from providing advertising services.
Other Revenue
Other revenue primarily consists of fees and earnings from our new business initiatives and new models of monetization of our website and mobile application traffic and content database (including lines of business related to our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings segments. As of the date hereof, the segments that primarily contribute to this revenue are our Mortgage Marketplace and Valuation and Analytics as C2C Rental and End-to-End Offerings segments were recently launched and generate little or no revenue.
Other revenue in Mortgage Marketplace comprises commission fees charged to banks for distributing their mortgage products to our users. Upon sale, we charge the banks a fixed rate commission fee based on the mortgage amount. Our performance obligation with respect to these transactions is to arrange the transaction through our platform. The service is considered to be provided and the Mortgage Marketplace commission is recognized on a net basis at the time of signing of the mortgage agreement between the bank and the individual user. Payment is generally due within 20 to 30 days from providing these services. If an individual user decides not to sign the mortgage agreement immediately following the receipt of the mortgage approval, but the signing of the mortgage agreement nevertheless occurs within six months of the user getting an approval on our platform, our service will be recognized and fees will be collected.
Other revenue in Valuation and Analytics represents fees for providing access to our database of real estate content, either in the form of individual reports or on a subscription basis. Cash collected from sales of subscriptions is initially recorded as deferred revenue in the consolidated statement of financial position and subsequently recognized as revenue over the subscription period. Revenue from sales of individual reports is recognized at the time of delivery of the report to the customer. Payment is generally due within 20 to 30 days from providing an individual report or on a prepayment basis in case of subscription.
Currently, any revenues arising from our services provided under C2C Rental and End-to-End Offerings segments are recognized as other revenue.
Operating expenses
Our operating expenses consist primarily of: (i) advertising and marketing expenses, (ii) employee-related expenses, (iii) IT expenses (including hosting and technical support expenses and telecommunication services), (iv) depreciation and amortization expenses, (v) other operating expenses, including office maintenance expenses and other general corporate expenses, and (vi) goodwill impairment as a result of a write-off of goodwill from our acquisition of the EMLS Group (“EMLS”).
Finance income
Finance income comprises income from short-term deposits.
Finance costs
Finance costs comprise interest and similar expenses related to the Facility Agreement and lease liabilities. For further details, see “—Credit Facilities.”

Foreign currency exchange loss, net
Foreign currency exchange loss, net is derived from cash and cash equivalents denominated in foreign currency, including the cash balances of our Cypriot companies and a one-off effect of a convertible loan received from the Investors under the Investment Agreement in connection with the N1 Acquisition financing. The convertible loan was settled by issuance of 281 ordinary shares (5,566,900 ordinary shares after the share split) in favor of the Investors. For further details, see “Related Party Transaction—Relationship with Shareholders—Investment Agreement.”
Income tax benefit
Income tax benefit comprises the taxes levied on taxable income in individual countries, including Russia and Cyprus, as well as changes in deferred tax assets and liabilities that are recognized in profit or loss.
Results of Operations
The following table sets forth our results of operations for the periods indicated:
	Six Months Ended June 30,		Year Ended December 31,
(in RUB million, except share and per share data)	2021	2020	2020	2019
Revenue	2,704	1,642	3,972	3,607
Operating expenses
Marketing expenses	(1,129)	(636)	(1,697)	(2,159)
Employee-related expenses	(2,632)	(1,078)	(2,208)	(1,385)
IT expenses	(229)	(143)	(264)	(289)
Depreciation and amortization	(134)	(99)	(200)	(169)
Other operating expenses	(221)	(86)	(180)	(217)
Goodwill impairment	—	—	—	(256)
Total operating expenses	(4,345)	(2,042)	(4,549)	(4,475)
Operating loss	(1,641)	(400)	(577)	(868)
Finance costs	(31)	(36)	(72)	(38)
Finance income	7	4	11	7
Foreign currency exchange loss, net	(27)	—	(1)	(3)
Loss before income tax	(1,692)	(432)	(639)	(902)
Income tax benefit	22	27	12	96
Loss for the period	(1,670)	(405)	(627)	(806)
Total comprehensive loss for the period	(1,670)	(405)	(627)	(806)
Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent(1)	(26)	(7)	(11)	(14)
Basic and diluted weighted average number of ordinary shares(1)	63,751,905	59,433,100	59,433,100	59,433,100

(1)
The basic and diluted loss per share are adjusted based on the share split as part of the capital reorganization. For further details, see Note 16 to our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and Note 21 to our audited consolidated financial statements for the years ended December 31, 2020 and 2019.

Six months ended June 30, 2021 compared to six months ended June 30, 2020
Revenue
Our revenue increased by 64.7% to RUB 2,704 million for the six months ended June 30, 2021 from RUB 1,642 million for the six months ended June 30, 2020. The increase was primarily driven by the growth in listing revenue and lead generation revenue as outlined below.
The following table sets forth a breakdown of our revenue for the periods indicated:
	Six Months Ended June 30,
(in RUB million)	2021	2020
Listing revenue	1,697	979
Lead generation revenue	597	408
Display advertising revenue	268	209
Other revenue	142	46
Total revenue	2,704	1,642
Listing revenue
Our listing revenue increased by 73.3% to RUB 1,697 million in the six months ended June 30, 2021 from RUB 979 million for the six months ended June 30, 2020. This increase was primarily driven by our reinstatement of monetization in certain regions following the temporary suspension of monetization in April 2020 due to COVID-19. We reinstated monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region in July 2020, with certain discounts being offered in the third quarter of 2020. In the second and third quarters of 2021, we also continued reinstating monetization in several other regions. Our listing revenue growth was also driven by price increases on our listings in the spring of 2021, which is done as part of periodic review of listing rates, and additional revenues from the N1 Group, which we acquired in February 2021. For details on our monetization approach to the N1 Group see, “—Key Factors Affecting Our Results of Operations—The Impact of the COVID 19 Pandemic.”
Our listing revenue growth was partially offset by changes in the VAT exemptions under the Russian Tax Code which came in effect on January 1, 2021. For further details, see “—Key Factors Affecting Our Results of Operations—Taxation.”
In the six months ended June 30, 2021, we had approximately 2.1 million listings on our platform (excluding N1), compared to approximately 2.0 million in the six months ended June 30, 2020. In the six months ended June 30, 2021, we had an average of approximately 104.3 thousand paying accounts with an average revenue per paying account of RUB 1,139. In the six months ended June 30, 2020, we had approximately 85.1 thousand paying accounts with an average revenue per paying account of RUB 821. This growth in the six months ended June 30, 2021, was primarily driven by the reinstatement of monetization of our listing services in certain regions and inclusion of the N1 Group in our platform.
Lead generation revenue
Our lead generation revenue increased by 46.3% to RUB 597 million in the six months ended June 30, 2021 from RUB 408 million in the six months ended June 30, 2020. This growth was primarily driven by certain price increases introduced in April 2021, which impacted our average revenue per lead to developers, as well as the growing penetration of some of our value-added services, such as our auction tool. We believe that the growth of our lead generation revenue was also impacted by continued demand for primary real estate development in Russia, which was partly driven by the Russian government’s implementation of the mortgage subsidy scheme in April 2020. We believe that this mortgage subsidy scheme significantly supported the demand for primary real estate in Russia and, correspondingly, the demand for our services.
The growth in our lead generation revenue was slightly offset by a decline in the supply of new properties on the market, which, in turn, was primarily driven by a decrease in the volumes of new real estate development, which was impacted by a slowdown in construction driven by the COVID-19 pandemic.

The following table presents the average number of leads generated for our real estate developer customers and the average revenue per lead for the periods indicated:
	Six Months Ended June 30,
	2021	2020
Leads to developers(1) (in thousands)	113.8	103.9
Average revenue per lead to developers(2) (in RUB)	5,238	3,915

(1)
The number of paid target calls, lasting 30 seconds or longer, made by home searchers through our platform to real estate developers during a particular period of time.

(2)
Calculated as lead generation revenue in relation to the number of leads (for developers) during the period.

Display advertising revenue
Our display advertising revenue increased by 28.2% to RUB 268 million in the six months ended June 30, 2021 from RUB 209 million in the six months ended June 30, 2020. This increase was primarily driven by higher demand for our display advertising services from developers and additional revenues from the N1 Group.
Other revenue
Our other revenue increased to RUB 142 million in the six months ended June 30, 2021 from RUB 46 million in the six months ended June 30, 2020. This increase was primarily driven by the growth and development of our Mortgage Marketplace.
Total operating expenses
Our total operating expenses increased by 112.8% to RUB 4,345 million in the six months ended June 30, 2021 from RUB 2,042 million in the six months ended June 30, 2020, primarily driven by an increase in our marketing and employee-related expenses.
Marketing expenses
Our marketing expenses increased to RUB 1,129 million for the six months ended June 30, 2021 from RUB 636 million for the six months ended June 30, 2020. This increase was primarily driven by growth in our online and offline marketing starting from the second half of 2020, following the end of COVID-19 lockdown-related restrictions.
The following table sets forth a breakdown of our marketing expenses for the periods indicated:
	Six months ended June 30,
(in RUB million)	2021	2020
Online marketing	(810)	(545)
Offline marketing	(294)	(62)
Other marketing expenses	(25)	(29)
Total marketing expenses	(1,129)	(636)
Employee-related expenses
Employee-related expenses increased by 144.2% to RUB 2,632 million in the six months ended June 30, 2021 from RUB 1,078 million in the six months ended June 30, 2020. Excluding share-based payments, employee-related expenses were RUB 1,162 million in the six months ended June 30, 2021 compared to RUB 829 million in the six months ended June 30, 2020. This increase was primarily due to an increase in headcount, driven by roll-out of some of our new initiatives, the N1 Acquisition and hirings in preparation for the offering. Share-based payment expense increased to RUB 1,470 million for the six months ended June 30, 2021 from RUB 249 million for the six months ended June 30, 2020, as a result of the recognition of a portion of our long-term incentive program awards linked to the planned offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. See Note 13 to our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and June 30, 2020.
The following table sets forth a breakdown of our employee-related expenses for the periods indicated:
	Six months ended June 30,
(in RUB million)	2021	2020
Wages, salaries and related taxes	(1,124)	(808)
Share – based payment expense	(1,470)	(249)
Other employee – related expenses	(38)	(21)
Total employee – related expenses	(2,632)	(1,078)
IT expenses
Our IT expenses increased by 60.1% to RUB 229 million in the six months ended June 30, 2021 from RUB 143 million in the six months ended June 30, 2020. This increase was primarily driven by our transition to cloud hosting services and the N1 Acquisition.
Depreciation and amortization
Our depreciation and amortization increased by 35.4% to RUB 134 million in the six months ended June 30, 2021 from RUB 99 million in the six months ended June 30, 2020. This increase was primarily driven by the amortization of identifiable intangible assets acquired through the N1 Acquisition, such as customer base, trademarks and software.
Other operating expenses
Other operating expenses increased by 157.0% to RUB 221 million in the six months ended June 30, 2021 from RUB 86 million in the six months ended June 30, 2020, primarily driven by the offering-related consulting costs.
Operating loss
As a result of the foregoing, we had an operating loss of RUB 1,641 million in the six months ended June 30, 2021, compared to an operating loss of RUB 400 million in the six months ended June 30, 2020. This increase in loss was primarily driven by an increase in our total operating expenses, which, in turn, was mainly driven by an increase in employee-related costs and primarily related to share-based payment expenses.
Finance income and finance costs
Finance income increased by 75.0% to RUB 7 million for the six months ended June 30, 2021 from RUB 4 million for the six months ended June 30, 2020. This increase was primarily due to an increase in free cash available for placement on bank deposits and the corresponding increase in the related interest income.
Finance costs decreased by 13.9% to RUB 31 million for the six months ended June 30, 2021 from RUB 36 million for the six months ended June 30, 2020, primarily due to a partial repayment under the Credit Facility and the corresponding decrease in related finance costs.
Foreign currency exchange loss, net
Foreign currency exchange loss, net, increased to RUB 27 million for the six months ended June 30, 2021 from nil for the six months ended June 30, 2020. Foreign currency exchange loss, net, for the six months ended June 30, 2021 was driven by the USD to RUB conversion of cash from a convertible loan received from the Investors under the Investment Agreement in connection with the N1 Acquisition financing. The convertible loan was settled by issuance of 281 ordinary shares (5,566,900 ordinary shares after the share split) to the Investors pursuant to the Investment Agreement. For further details, see “Related Party Transaction—Relationship with Shareholders—Investment Agreement.”
Loss before income tax
Loss before income tax increased by 291.7% to RUB 1,692 million for the six months ended June 30, 2021 from RUB 432 million for the six months ended June 30, 2020, for the reasons outlined above with respect to the various line items comprising loss before income tax.
Income tax benefit
Our income tax benefit decreased by 18.5% to RUB 22 million for the six months ended June 30, 2021 from RUB 27 million for the six months June 30, 2020. This decrease was primarily driven by a decrease in taxable loss due to non-deductible offering-related consulting costs.
Total comprehensive loss for the year
Our total comprehensive loss for the year increased by 312.3% to RUB 1,670 million for the six months ended June 30, 2021 from RUB 405 million for the six months ended June 30, 2020, for the reasons outlined above with respect to the various line items comprising total comprehensive loss for the year.
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
Revenue
Our revenue increased by 10.1% to RUB 3,972 million for the year ended December 31, 2020 from RUB 3,607 million for the year ended December 31, 2019. The increase was primarily driven by the increase in our lead generation revenue and other revenue and was partially offset by a decrease in our listing revenue as outlined below.
The following table sets forth a breakdown of our revenue for the periods indicated:
	Year Ended December 31,
	2020	2019
	(in RUB million)
Listing revenue	2,383	2,481
Lead generation revenue	994	623
Display advertising revenue	456	452
Other revenue	139	51
Total revenue	3,972	3,607
Listing revenue
Our listing revenue decreased by 4.0% to RUB 2,383 million in 2020 from RUB 2,481 million in 2019. This decrease was primarily driven by our decision to temporarily offer our listing services free of charge across all cities and regions in April 2020 due to the COVID-19 pandemic. The monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region was reinstated in July 2020, with certain discounts being introduced in the third quarter of 2020. Our listings monetization in most of our other regions remains temporarily suspended and its potential reintroduction is being assessed on a region-by-region basis. For further details, see “—Key Factors Affecting Our Results of Operations—Macroeconomic Environment and the Russian Property Market and the Impact of the COVID-19 Pandemic.”
In 2020, we had approximately 2.1 million listings on our platform, compared to approximately 1.9 million in 2019. In 2020, we had an average of approximately 88.6 thousand paying accounts with an average revenue per paying account of RUB 625. In 2019, we had approximately 96.7 thousand paying accounts with an average revenue per paying account of RUB 629.
Lead generation revenue
Our lead generation revenue increased by 59.6% to RUB 994 million in 2020 from RUB 623 million in 2019. We believe that this was primarily driven by (i) the growth in the number of leads to developers, which was approximately 244.8 thousand in 2020 as compared to 179.6 thousand in 2019 and (ii) growth in the average revenue per lead to developers, which increased to RUB 4,046 in 2020 from RUB 3,470 in 2019.
The following table presents the average number of leads generated for our real estate developer customers and the average revenue per lead for the periods indicated:
	2020		2019
	Second half	First half	Second half	First half
Leads to developers(1)(in thousands)	140.9	103.9	90.1	89.5
Average revenue per lead to developers(2)(in RUB)	4,143	3,915	3,679	3,259

(1)
The number of paid target calls, lasting 30 seconds or longer, made by home searchers through our platform to real estate developers during a particular period of time.

(2)
Calculated as lead generation revenue in relation to the number of leads (for developers) during the period.

We believe that this growth was driven by our continuous focus on providing attractive offerings to our real estate developer customers as well as a significant increase in Russian real estate development activities in general, which was partly driven by the Russian government’s implementation of the mortgage subsidy scheme in April 2020. We believe that this mortgage subsidy scheme had a strong positive effect on real estate developers’ business and correspondingly their demand for our services.
Display advertising revenue
Our display advertising revenue increased by 0.9% to RUB 456 million in 2020 from RUB 452 million in 2019. This increase was primarily the result of us securing new arrangements with advertising clients and increase in pricing for some of our display advertising services.
Other revenue
Our other revenue increased by 172.5% to RUB 139 million in 2020 from RUB 51 million in 2019. This increase was primarily driven by revenue from our Mortgage Marketplace which was launched in April 2019.
Total operating expenses
Our total operating expenses increased by 1.7% to RUB 4,549 million in 2020 from RUB 4,475 million in 2019, primarily driven by an increase of 59.4% in our employee-related expenses to RUB 2,208 million in 2020 from RUB 1,385 million in 2019, which was primarily driven by (i) an increase in our share-based payment expense to RUB 558 million in 2020 from RUB 67 million in 2019, which was driven by an increase in the fair value estimates of the awards under our long-term incentive program and (ii) an increase of 29.2% in wages, salaries and related taxes, which, in turn, was driven by an increase in our employee headcount. Our employee headcount increase was primarily driven by our hirings to support the development and roll-out of our new initiatives. These increases in operating expenses were partially offset by the goodwill impairment in connection with our acquisition of EMLS in 2014. In 2019, the operating expenses of RUB 4,475 million, included RUB 256 million of goodwill impairment, with no impairment recognized in 2020.
Marketing expenses
Our marketing expenses decreased by 21.4% to RUB 1,697 million for the year ended December 31, 2020 from RUB 2,159 million for the year ended December 31, 2019. This decrease was primarily driven by an 85.5% decrease in our offline marketing expenses, which was mainly the result of us suspending the majority of our offline marketing, including print and television advertising, during the COVID-19 pandemic, in order to optimize costs and offset revenue shortfalls from the temporary suspension in monetization discussed above.
The following table sets forth a breakdown of our marketing expenses for the periods indicated:
	Year Ended December 31,
	2020	2019
	(in RUB million)
Online marketing	(1,498)	(1,134)
Offline marketing	(139)	(959)
Other marketing expenses	(60)	(66)
Total marketing expenses	(1,697)	(2,159)
Employee-related expenses
Employee-related expenses increased by 59.4% to RUB 2,208 million in 2020 from RUB 1,385 million in 2019. This increase was primarily due to: (i) an increase in share-based payment expense to RUB 558 million in 2020 from RUB 67 million in 2019, which was driven by an increase in the fair value estimates of the awards under our long-term incentive program, and (ii) a 29.2% increase in wages, salaries and related taxes, which was driven by an increase in our employee headcount, despite the temporary freeze on hiring of non-essential workers, which we established due to the COVID-19 pandemic. Our hiring in the period primarily related to our efforts to setup new teams which focus on the development and roll-out of new projects that we have launched, or plan to launch.
Our employee personnel headcount increased by 17.9% to 551 in 2020 from 469 in 2019.
The following table sets forth a breakdown of our employee-related expenses for the periods indicated:
	Year Ended December 31,
	2020	2019
	(in RUB million)
Wages, salaries and related taxes	(1,610)	(1,246)
Share – based payment expense	(558)	(67)
Other employee – related expenses	(40)	(72)
Total employee – related expenses	(2,208)	(1,385)
IT expenses
Our IT expenses decreased by 8.7% to RUB 264 million in 2020 from RUB 289 million in 2019. This decrease was primarily driven by a decrease in our development and technical support outsourcing, which was partially offset by an increase in our hosting expenses.
Depreciation and amortization
Our depreciation and amortization increased by 18.3% to RUB 200 million in 2020 from RUB 169 million in 2019. This increase was driven by a shorter amortization period of the “EMLS” trademark following management’s decision to gradually cease operations of the website “EMLS.ru” and transfer its customer base to our main website “Cian.ru” and the Cian mobile application as well as certain purchases of new software for our ongoing operations and their amortization.
Other operating expenses
Other operating expenses decreased by 17.1% to RUB 180 million in 2020 from RUB 217 million in 2019, primarily driven by a decrease in the office maintenance expenses due to the shift to remote working arrangements.

Goodwill impairment
In the year ended December 31, 2019, we recognized RUB 256 million in goodwill impairment as a result of a write-off of goodwill from our acquisition of EMLS in 2014. The goodwill related to the acquisition was allocated to the cash-generating unit of EMLS. In December 2019, we decided to gradually cease the operations of the website “EMLS.ru” over the course of the following two years by transferring its customer base to our main website, “Cian.ru” and the Cian mobile application, triggering a goodwill impairment charge. No similar charges were incurred in the year ended December 31, 2020.
Operating loss
As a result of the foregoing, we had an operating loss of RUB 577 million in 2020, compared to an operating loss of RUB 868 million in 2019, which amounted to a decrease of 33.5%. This decrease in loss was primarily driven by the increase in our revenue, which, in turn, was driven by the increase in lead generation revenue, and offset by a slight increase in our total operating expenses, which, in turn, was primarily driven by an increase in employee-related costs and share-based payment expenses and offset by a decrease in our marketing expenses.
Finance income and finance costs
Finance income increased by 57.1% to RUB 11 million for the year ended December 31, 2020 from RUB 7 million for the year ended December 31, 2019. This increase was primarily due to an increase in free cash available for placement on bank deposits and corresponding increase in the related interest income.
Finance costs increased by 89.5% to RUB 72 million for the year ended December 31, 2020 from RUB 38 million for the year ended December 31, 2019, primarily due to a drawdown under the Facility Agreement in the amount of RUB 320 million in 2020 and, thus, an increase in interest charges.
Foreign currency exchange loss, net
Foreign currency exchange loss, net, decreased by 66.7% to RUB 1 million for the year ended December 31, 2020 from RUB 3 million for the year ended December 31, 2019.
Loss before income tax
Loss before income tax decreased by 29.2% to RUB 639 million for the year ended December 31, 2020 from RUB 902 million for the year ended December 31, 2019, for the reasons outlined above with respect to the various line items comprising loss before income tax.
Income tax benefit
Our income tax benefit decreased by 87.5% to RUB 12 million for the year ended December 31, 2020 from RUB 96 million for the year ended December 31, 2019. This decrease was primarily driven by an offset of RUB 88 million through utilizing accumulated tax losses against taxable profit of iRealtor LLC in the fourth quarter of 2020 and a general decrease in taxable loss.
Total comprehensive loss for the year
Our total comprehensive loss for the year decreased by 22.2% to RUB 627 million for the year ended December 31, 2020 from RUB 806 million for the year ended December 31, 2019, for the reasons outlined above with respect to the various line items comprising total comprehensive loss for the year.

Key Indicators of Operating and Financial Performance(1)
In addition to operational and financial measures determined in accordance with IFRS, we make use of the following performance indicators and other business metrics in evaluating our past results and future prospects.
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
Average UMV(1) (in millions)	20.3	15.2	16.5	13.4
Listings (in millions)	2.1	2.0	2.1	1.9
Thereof: Moscow and the Moscow region	0.3	0.4	0.4	0.4
Thereof: Other regions	1.8	1.6	1.8	1.5
Average daily revenue per listing (in RUB)	4.4	2.7	3.1	3.5
Thereof: Moscow and the Moscow region	21.2	10.3	13.8	13.6
Thereof: Other regions	1.5	0.8	0.8	1.1
Leads to agents and individual sellers (in millions)	9.1	6.5	8.0	6.9
Paying accounts (in thousands)	104.3	85.1	88.6	96.7
Thereof: Moscow and the Moscow region	55.7	49.5	54.9	58.1
Thereof: Other regions	50.4	38.6	36.2	42.9
Average revenue per paying account (in RUB)	1,139	821	625	629
Thereof: Moscow and the Moscow region	1,704	1,120	885	877
Thereof: Other regions	622	429	292	327
Leads to developers (in thousands)	113.8	103.9	244.8	179.6
Average revenue per lead to developers (in RUB)	5,238	3,915	4,046	3,470

(1)
See the definitions of average UMV, listings, leads to agents and individual sellers, paying accounts, average revenue per paying account, average daily revenue per listing, leads to developers and average revenue per lead to developers in “Presentation of Financial and Other Information” and “Selected Consolidated Historical Financial and Other Data—Other Data.”

Selected Segment Information
Our reporting segments comprise Core Business, Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings, and they are presented in a manner consistent with the internal reporting provided to the CODM.
The following tables set forth our revenue and Adjusted EBITDA breakdown per segment for the periods indicated.
	Six Months Ended June 30, 2021
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to-End Offering	Total
	(in RUB millions)
Revenue
Listing revenue	1,697	—	—	—	—	1,697
Lead generation revenue	595	2	—	—	—	597
Display advertising revenue	267	1	—	—	—	268
Other revenue	4	116	21	1	—	142
Total revenue	2,563	119	21	1	—	2,704
Adjusted EBITDA	406	(232)	(36)	(71)	(66)	1

	Six Months Ended June 30, 2020
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to-End Offering(1)	Total
	(in RUB millions)
Revenue
Listing revenue	979	—	—	—	—	979
Lead generation revenue	407	1	—	—	—	408
Display advertising revenue	206	3	—	—	—	209
Other revenue	5	32	9	—	—	46
Total revenue	1,597	36	9	—	—	1,642
Adjusted EBITDA	110	(97)	(69)	(63)	—	(119)

(1)
We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.

	Year Ended December 31, 2020
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to-End Offering(1)	Total
	(in RUB millions)
Revenue
Listing revenue	2,383	—	—	—	—	2,383
Lead generation revenue	991	3	—	—	—	994
Display advertising revenue	439	17	—	—	—	456
Other revenue	9	90	39	1	—	139
Total revenue	3,822	110	39	1	—	3,972
Adjusted EBITDA	532	(254)	(119)	(126)	—	33

(1)
We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.

	Year Ended December 31, 2019
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to-End Offerings(1)	Total
	(in RUB millions)
Revenue
Listing revenue	2,481	—	—	—	—	2,481
Lead generation revenue	622	1	—	—	—	623
Display advertising revenue	440	12	—	—	—	452
Other revenue	12	21	18	—	—	51
Total revenue	3,555	34	18	—	—	3,607
Adjusted EBITDA	(193)	(153)	(81)	(65)	—	(492)

(1)
We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.

Six Months Ended June 30, 2021 and 2020
Our Core Business Adjusted EBITDA increased to RUB 406 million in the six months ended June 30, 2021 from RUB 110 million in the six months ended June 30, 2020. This increase was driven by growth of Core Business Adjusted EBITDA for Moscow and the Moscow region to RUB 1,069 million in the six months ended June 30, 2021 from RUB 615 million in the six months ended June 30, 2020.This increase was driven primarily by revenue growth in our Core Business segment, which, in turn, resulted from the growth in our listing revenue discussed above.
Our Mortgage Marketplace Adjusted EBITDA increased to a negative RUB 232 million in the six months ended June 30, 2021 from a negative RUB 97 million in the six months ended June 30, 2020, which was primarily due to an increase of marketing expenses associated with the roll out of the project. This was partially offset by growth in revenue generated by our Mortgage Marketplace platform, driven by continuous development and enhancement of the platform including higher top of mind awareness, as well as the addition of new bank partners, which was also supported by the Russian mortgage subsidy program. For further details on the Russian mortgage subsidy program, see “Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program.”
Our Valuation and Analytics Adjusted EBITDA decreased to a negative RUB 36 million in the six months ended June 30, 2021 from a negative RUB 69 million in the six months ended June 30, 2020, which was primarily driven by revenue growth of the segment as well as optimization of employee-related expenses.
Our C2C Rental Adjusted EBITDA increased to a negative RUB 71 million in the six months ended June 30, 2021 from a negative RUB 63 million in the six months ended June 30, 2020, which was primarily driven by an increase in IT expenses related to the segment.
Year Ended December 31, 2020 and 2019
Our Core Business Adjusted EBITDA increased to RUB 532 million in 2020 from a negative RUB 193 million in 2019. This increase was driven by growth of Core Business Adjusted EBITDA for Moscow and the Moscow region to RUB 1,714 million in 2020 from RUB 1,498 million in 2019. We believe that this growth was primarily driven by growth in our lead generation revenue and a decline in our marketing expenses, which was partly offset by an increase in our overall employee-related expenses.
Our Mortgage Marketplace Adjusted EBITDA increased to a negative RUB 254 million in 2020 from a negative RUB 153 million in 2019, which was primarily driven by our investments in marketing related to the Mortgage Marketplace platform.
Our Valuation and Analytics Adjusted EBITDA increased to a negative RUB 119 million in 2020 from a negative RUB 81 million in 2019, which was primarily driven by increase in employee-related expenses.
Our C2C Rental Adjusted EBITDA increased to a negative RUB 126 million in 2020 from a negative RUB 65 million in 2019, which primarily resulted from an increase in employee-related expenses driven by our investments in the development of this service.
Liquidity and Capital Resources
Prior to this offering, our principal sources of liquidity have been financial support from our shareholders as well as debt facilities. Our principal needs for liquidity are operating expenses, expenditures related to debt service, capital expenditures and acquisitions. Our long-term capital needs generally result from our need to fund our growth strategy. Our ability to generate cash from our operations depends on future operating performance, which is dependent to some extent on general economic, financial, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in “Risk Factors.”
Our cash and cash equivalents were RUB 810 million, RUB 449 million and RUB 148 million as of June 30, 2021, December 31, 2020 and 2019, respectively. Our cash and cash equivalents primarily consist of cash in the bank and on hand and short-term deposits. Short-term deposits are made for varying periods of between one day and three months, depending on our immediate cash requirements, and earn interest at the respective market short-term deposit rates.
Working capital position
As of June 30, 2021, our current assets totaled RUB 1,208 million while our current liabilities totaled RUB 3,726 million. As of December 31, 2020, our current assets totaled RUB 711 million while current liabilities totaled RUB 1,501 million (due to the covenant breach under the Facility Agreement in 2020 and the first six months of 2021, the non-current portion of our borrowings under the Facility Agreement was reclassified into a current portion as of December 31, 2020 and June 30, 2021, for further details see “—Credit Facilities”), resulting in a negative working capital of RUB 790 million, including RUB 332 million in contract liabilities as of December 31, 2020 and RUB 2,518 million, including RUB 344 million in contract liabilities as of June 30, 2021. Our working capital mainly comprises trade and other receivables, cash, short-term borrowings, trade payables as well as advances paid and prepaid expenses. Due to the inherent nature of our business, a significant portion of our customers pay upfront for our products and services, and such upfront payments are recorded as liabilities. We expect that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods.
We believe that our current cash and cash equivalents, our operating cash flows, expected availability under our credit facilities and anticipated proceeds from this offering will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this prospectus and to make the required principal and interest payments on our indebtedness.
Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated.
	Six Months Ended June 30,		Year Ended December 31,
(RUB in million)	2021	2020	2020	2019
Net cash generated from (used in) operating activities	27	(44)	230	(361)
Net cash used in investing activities	(1,725)	(35)	(109)	(130)
Net cash generated from financing activities	2,060	287	182	539
Cash and cash equivalents at the end of the period	810	356	449	148
Net cash generated from (used in) operating activities
Our cash flow from operating activities is primarily generated from cash received from our customers, payments for operating expenses, finance income and finance costs and changes in working capital. We typically use our cash flows generated from operating activities to provide working capital for current and future operations.
Net cash generated from operating activities was RUB 27 million for the six months ended June 30, 2021 compared to a net cash used in operating activities of RUB 44 million for the six months ended June 30, 2020, resulting in an overall change of RUB 71 million. The change was primarily driven by changes in the working capital including primarily increase in trade and other payables.
Net cash generated from operating activities was RUB 230 million for the year ended December 31, 2020, compared to net cash used in operating activities of RUB 361 million for the year ended December 31, 2019, resulting in an overall change of RUB 591 million. The change was primarily a result of a decrease in our loss before income tax, excluding non-cash effects of share-based payments. liability revaluation, depreciation and amortization as well as goodwill impairment.
Net cash used in investing activities
Our investing activities primarily consist of the purchase of property and equipment and intangible assets, such as office equipment, computer software and development costs.
Net cash used in investing activities increased to RUB 1,725 million for the six months ended June 30, 2021 from RUB 35 million for the six months ended June 30, 2020, primarily due to the payment of RUB 1,651 million (net of cash acquired) in connection with the N1 Acquisition.
Net cash used in investing activities decreased to RUB 109 million for the year ended December 31, 2020 from RUB 130 million for the year ended December 31, 2019, primarily due to a decrease in purchase of intangible assets.

Net cash generated from financing activities
Our financing activities primarily consist of receipt or repayment of borrowings.
Net cash generated from financing activities increased to RUB 2,060 million for the six months ended June 30, 2021 from RUB 287 million for the six months ended June 30, 2020, primarily due to RUB 2,265 million in proceeds from the convertible loan issued pursuant to the Investment Agreement in connection with the N1 Acquisition, which was subsequently converted into our ordinary shares.
Net cash generated from financing activities decreased to RUB 182 million for the year ended December 31, 2020 from RUB 539 million for the year ended December 31, 2019, primarily due to a decrease in proceeds from borrowings to RUB 320 million in 2020 from RUB 672 million in 2019 and absence of contributions from shareholders in 2020. In 2019, we received an irrevocable contribution from the existing shareholders in the amount of RUB 118 million. The contribution was accounted for as the increase in share premium. No similar transactions were recorded in 2020.
Capital Expenditures
Our capital expenditures for the six months ended June 30, 2021 were RUB 74 million, of which RUB 50 million was attributable to purchases of intangible assets, and RUB 24 million was attributable to purchases of property and equipment.
Our capital expenditures for the year ended December 31, 2020 were RUB 111 million, of which RUB 21 million was attributable to purchases of property and equipment, RUB 43 million was attributable to capitalized development costs and RUB 47 million was attributable to purchases of intangible assets. Our capital expenditures for the year ended December 31, 2019 were RUB 128 million, of which RUB 24 million was attributable to purchases of property and equipment, RUB 22 million was attributable to capitalized development costs, and RUB 82 million was attributable to purchases of intangible assets. Our capital expenditures mainly include the purchase of property, plant and equipment as well as certain intangible assets.
Credit Facilities
On July 31, 2019, our wholly-owned subsidiary, iRealtor LLC, entered into a syndicated credit facility agreement (the “Facility Agreement”) with Raiffeisenbank as the Original Lender, the Facility Agent, and the Pledge Manager, and Rosbank as the Original Lender for the total amount of up to RUB 800 million, split into two tranches of up to RUB 500 million (“Tranche 1”) and up to RUB 300 million (“Tranche 2”).
The Facility Agreement contains restrictive maintenance and negative covenants that limit our ability, among others, to encumber or dispose of assets, incur or guarantee indebtedness, amend the constitutional documents, alter the share capital and pay dividends. The maintenance covenants under the Facility Agreement also impose on iRealtor LLC obligations to maintain: (i) positive net assets calculated in accordance with the RAS (tested on semi-annual basis); (ii) a certain amount of revenue and EBITDA (calculated pursuant to the formula set out in the Facility Agreement); (iii) a certain ratio of advertising expenses, EBITDA and the current liquidity ratio (tested on a quarterly basis), and (iv) a certain ratio of EBITDA and advertising expenses and the amount of EBITDA (tested on an annual basis).
As of June 30 2020, iRealtor LLC technically breached the maintenance covenant under the Facility Agreement requiring that its net assets calculated in accordance with the RAS must be positive as of the end of each semi-annual period and the covenants as to the maintenance at the end of each quarter of certain levels of revenue and of combined EBITDA and advertising expenses. On September 9, 2020, iRealtor LLC received waivers from Raiffeisenbank in relation to these technical breaches. On December 31, 2020, iRealtor LLC breached its maintenance covenants under the Facility Agreement related to its net assets and EBITDA and advertising expenses, and, in May 2021, obtained a waiver from Raiffeisenbank as the Facility Agent with respect to this breach of covenants. However, since the waiver was obtained after the reporting date, the non-current portion of the loans was reclassified into the short-term portion as of December 31, 2020.

Also, as of September 30, 2021 (and previously, as of June 30, 2021), iRealtor LLC technically breached the maintenance covenant under the Facility Agreement requiring that its net assets calculated in accordance with the RAS must be positive as of the end of each semi-annual period and the covenant that requires that its current liquidity ratio must be at least 1.5:1 as of the end of each quarter. On October 6, 2021, with respect to September 30, 2021 breaches (and on June 30, 2021, with respect to June 30, 2021 breaches), iRealtor LLC received waivers from Raiffeisenbank in relation to these technical breaches. Additionally, as of September 30, 2021 (and previously, as of June 30, 2021), iRealtor LLC technically breached the covenants as to the maintenance of certain levels of EBITDA. In October 2021 (and September 2021, respectively), iRealtor LLC received waivers from Raiffeisenbank in relation to these technical breaches.
The Facility Agreement is secured by, among other things, pledges of 100% shares in Fastrunner Investments Limited, 100% shares in Mimons Investments Limited, 51% shares in our key operating subsidiary, iRealtor LLC, pledges of rights to the software, trademarks and rights under the license agreements with, and the guarantees from, the Company, Mimons Investments and Fastrunner Investments.
The Facility Agreement also contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends, except in the following cases: (i) annual distributions of dividends by iRealtor LLC to Mimons Investments Limited in the amount not exceeding RUB 60 million annually, and subsequent distributions of the dividends from Mimons Investments Limited to Solaredge Holdings Limited (renamed Cian PLC) and Fastrunner Investments Limited, and from Fastrunner Investments Limited to Solaredge Holdings Limited; (ii) distributions of dividends by iRealtor LLC, Mimons Investments Limited, Cian PLC (formerly Solaredge Holdings Limited) and Fastrunner Investments Limited for repayment of any potential shareholder loans, subject to standard conditions, including the Net Debt to EBITDA ratio; and (iii) distributions made with the prior written consent of the Facility Agent acting on the basis of the Consent of the Majority of the Lenders. Capitalized terms have the definitions provided in the Facility Agreement.
As detailed further in the table below, as of June 30, 2021, the total outstanding indebtedness under the Facility Agreement was RUB 542 million.
Tranche	Contractual interest rate	Maturity date	Carrying amount, incl. accrued interest (in RUB million)
			June 30, 2021	December 31, 2020
Tranche 1	CBR key rate plus 3.35%	2021 – 2022	286	429
Tranche 2	CBR key rate plus 3.8%	2021 – 2024	256	299
Total			542	728
Current			542	728
Non-current			—	—
Contractual Obligations and Commitments
As of June 30, 2021, we had no material contractual obligations and other commitments except for the lease liabilities of RUB 110 million.
Off-Balance Sheet Arrangements
We did not have, during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships.
Critical Accounting Policies and Significant Judgments and Estimates
We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 (Significant Accounting Policies) and Note 3 (Significant Accounting Judgments, Estimates and Assumptions) to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019. The following critical accounting discussion pertains to the accounting policies, judgments, estimates and assumptions that management believes are most critical to the portrayal of our historical financial condition and results of operations. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies. For additional information, see Notes 2 and 3 to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.
Basis of Consolidation
Our consolidated financial statements, which are included elsewhere in this prospectus, comprise the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and our audited consolidated financial statements for the years ended December 31, 2020 and 2019. Control is achieved when we are exposed, or have rights, to variable returns from involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power to affect its returns.
We reassess whether or not we control an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when we obtain control over the subsidiary and ceases when we lose control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date we gain control until the date we cease to control the subsidiary.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with our accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to the transactions between members of the Group are eliminated in full on consolidation.
If we lose control over a subsidiary, we derecognize the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.
Foreign Currencies
Our consolidated financial statements are presented in rubles, which is also the Company’s functional currency. For each entity, we determine the functional currency and items included in the financial statements of each entity, which are measured using that functional currency. The functional currency of all of our subsidiaries is the RUB.
Transactions in foreign currencies are initially recorded by our subsidiaries in their functional currency at exchange rates prevailing at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at exchange rates prevailing at the reporting date. Differences arising on settlement or translation of monetary items are recognized within “Foreign currency exchange gain / (loss), net,” in the consolidated statement of profit or loss and other comprehensive income.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.
The RUB is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.
Going Concern
Our consolidated financial statements for the six months ended June 30, 2021 and June 30, 2020 and for the years ended December 31, 2020 and December 31, 2019 have been prepared by management on the assumption that the Group will be able to continue as a going concern, which presumes that the Group will, for the foreseeable future, be able to realize its assets and discharge its liabilities in the normal course of business.

The following indicators could give rise to a going-concern risk as of June 30, 2021: for the six months ended June 30, 2021, we incurred a loss of RUB 1,670 million (six months ended June 30, 2020: RUB 405 million), as of June 30, 2021, we had a net liability position of RUB 251 million (December 31, 2020: RUB 872 million) and net cash of RUB 268 million (December 31, 2020: net debt of RUB 279 million), we also had a negative working capital (defined as total current asset less total current liabilities) of RUB 2,518 million (December 31, 2020: RUB 790 million), including RUB 344 million of contract liabilities (December 31, 2020: RUB 332 million).
However, we generated positive operating cash flow of RUB 27 million for the six months ended June 30, 2021 (six months ended June 30, 2020: negative operating cash flow of RUB 44 million).
The following indicators could give rise to a going-concern risk as of December 31, 2020: for the year ended December 31, 2020, we incurred a loss of RUB 627 million, as compared to a loss of RUB 806 million for the year ended December 31, 2019. As of December 31, 2020, we had a net liability position of RUB 872 million (2019: RUB 245 million) and net debt of RUB 279 million (2019: RUB 329 million), we also had a negative working capital (defined as total current asset less total current liabilities) of RUB 790 million (2019: RUB 307 million), including RUB 332 million of contract liabilities (2019:RUB 184 million).
However, we generated positive operating cash flow of RUB 230 million in 2020 as compared to a negative operating cash flow of RUB 361 million in 2019. For a detailed description of the matters considered by the management in determining the appropriateness of the going concern basis, see Note 3 (Significant Accounting Judgments, Estimates and Assumptions) to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.
Share-Based Payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, such as discount and terminal growth rates, revenue growth rates and Adjusted EBITDA Margin, affecting the fair value of the ordinary shares of the Group, which is the basis for the valuation of the share-based payment liability. We initially measure the cost of cash-settled transactions with employees at the fair value of the liability incurred. For cash-settled share-based payment transactions, the liability needs to be re-measured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. This requires a reassessment of the estimates used at the end of each reporting period. For further information, including the assumptions and models used for estimating fair value for share-based payment transactions, see Note 16 to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.
Also, as described in Note 16, a portion of cash payment to which participants of the option program are entitled to is linked to certain liquidity events, such as an initial public offering. As of December 31, 2020 and 2019, we determined that this performance condition for the recognition of share-based payments was not yet probable, and no related share-based compensation expense was recognized during the years then ended. These costs are expected to be recognized once the performance condition occurs or becomes probable.
Useful lives of Intangible Assets
The estimation of the useful lives of intangible assets acquired through business combinations or generated internally is a matter of judgment based on the experience with similar assets. The future economic benefits embodied in the assets are consumed principally through their use. However, other factors related to the economic environment and market situation often result in the diminution of the economic benefits embodied in the assets. Our management assesses the remaining useful lives in accordance with the current market conditions of the assets and the estimated period during which the assets are expected to earn benefits for the Group.
Compliance with Tax Legislation
The taxation system in the Russian Federation continues to evolve and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years. However, under certain circumstances a tax year may remain open longer.
This may potentially impact our tax position and create additional tax risks. This legislation and its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances. Our management believes that it has adequately provided for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to the reform of the supreme courts that are resolving tax disputes, could differ, and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.
Recent Accounting Pronouncements
Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2020 reporting period and have not been early adopted by us. These standards are not expected to have a material impact on us. For additional information, see Note 2.3 to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to certain financial risks in the ordinary course of our business. These risks primarily consist of market risk, which comprises interest rate risk and foreign currency risk, credit risk and liquidity risk. For further discussion and sensitivity analysis of these risks, see Note 19 to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our borrowings with floating interest rates.
The following table demonstrates the sensitivity to a reasonably possible change in interest rates on our borrowings affected. With all other variables held constant, our loss before tax is affected through the impact on floating rate borrowings, as follows:
	Change in interest rates	Effect on profit before tax
Year ended December 31, 2020
Borrowings with floating interest rates	+1%/-1%	(7) / 7
Year ended December 31, 2019
Borrowings with floating interest rates	+1%/-1%	(5) / 5
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates is currently limited because our operating activities are mainly carried out in rubles.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities (primarily trade receivables) and from our cash and cash equivalents held with banks.
Trade receivables
We perform an impairment analysis at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due. The calculation reflects the probability-weighted outcome. Generally, accounts receivables are written-off if past due for more than three years.

The following table sets out information about the credit risk exposure on our trade receivables using a provision matrix:
	< 30 days	31-60 days	61-90 days	> 90 days	Total
2020
Expected credit loss rate	1.1%	5.7%	7.6%	69.4%
Total gross carrying amount	128	17	—	6	151
Expected credit loss	1	1	—	4	6
	< 30 days	31-60 days	61-90 days	> 90 days	Total
2019
Expected credit loss rate	1.2%	7.6%	7.9%	62.4%
Total gross carrying amount	83	6	—	8	97
Expected credit loss	1	—	—	5	6
Cash and cash equivalents
Our cash and cash equivalents were RUB 810 million and RUB 356 million as of June 30, 2021 and 2020, respectively.
Our cash and cash equivalents were RUB 449 million and RUB 148 million as of December 31, 2020 and 2019, respectively. Our cash and cash equivalents are primarily held with banks, which are rated not less than BBB- to BBB, based on Standard & Poor’s and Fitch ratings. As of December 31, 2020 and 2019, we held 94% and 95%, respectively, of our cash and cash equivalents with banks having external credit ratings of BBB-/BBB.
Our impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. We consider that our cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. No impairment allowance was recognized as of December 31, 2020 and 2019.
Liquidity risk
Liquidity risk is the risk that we will not be able to settle all liabilities as they fall due. We manage our liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.
The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments:
	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2020
Trade and other payables	197	—	—	—	197
Borrowings	416	340	44	—	800
Lease liabilities	43	76	8	—	127
Total financial liabilities	656	416	52	—	1,124
	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2019
Trade and other payables	80	—	—	—	80
Borrowings	89	408	84	—	581
Lease liabilities	73	34	—	—	107
Total financial liabilities	242	442	84	—	768

Internal Control over Financial Reporting
In the course of preparing our financial statements for the years ended December 31, 2020 and 2019, we identified certain significant deficiencies in our internal control environment, including deficiencies relating to (i) insufficient segregation of duties and controls over change management in our IT systems and (ii) insufficient controls over access management in our IT systems.
To remedy our identified significant deficiencies, we are in the process of adopting several measures intended to improve our internal controls over financial reporting, including: (i) reviewing and formalizing the change management process; (ii) introducing segregation of duties throughout the change management process; (iii) implementing a full software development lifecycle procedure including testing and change approval; (iv) ensuring the storage of the evidences of related control procedures; and (v) implementing a formal access management process ensuring appropriate approval procedure for changes in access rights and permissions.
However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to significant deficiencies in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or significant deficiencies. See “Risk Factors—Risks Related to Our Business and Industry—We have identified significant deficiencies in our internal controls over financial reporting, including our information technology general controls. If we are unable to remediate these deficiencies, or if other deficiencies or material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”
JOBS Act
We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

BUSINESS
Overview
We are a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, ranking among the top ten most popular online real estate classifieds globally, based on the September 2021 Google Analytics traffic data for Cian and SimilarWeb traffic data for other online real estate classifieds. Since our founding in 2001, we have become the most recognized and trusted real estate classifieds brand in the most populous Russian regions, according to the Frost & Sullivan Report and have expanded our business beyond online real estate classifieds listings to offer additional products and services, which turn real estate searches and transactions into a seamless, transparent and efficient experience. Our mission is to use technology and deep insights into the Russian real estate market to help people on the journey to their perfect new place to live or work.
We operate in the Russian real estate market, which, according to the Frost & Sullivan Report, represented approximately USD 238 billion in 2020 and is only starting to digitalize. Being at the forefront of this digitalization trend and, as we believe, being one of the major driving forces behind it, we see an immediately addressable market opportunity of approximately USD 6 billion (in 2020, based on the Frost & Sullivan Report), which comprises real estate agents’ commissions, developers’ advertising budgets as well as adjacent markets, including mortgage advertising and digital services facilitating transactions. Our core online real estate classifieds market is projected to grow at a CAGR of approximately 27% between 2021 and 2025, according to the Frost & Sullivan Report.
Our networked real estate platform connects millions of our users, the real estate buyers and renters, to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban, for both sale and rent. By offering a unique combination of products, services and insights, we have become a premier destination for our users as well as tens of thousands of our customers, real estate agents, developers, private sellers, landlords and other partners. Our platform aims to provide an end-to-end experience for our customers and users and helps them address multiple pain points on their journey to a successful real estate transaction. We strive for our platform to encompass all stages of such journey, from finding the right property and the right buyer or renter, to financing the purchase and ensuring transaction certainty, while allowing participants to transact with ease and efficiency. We derive our revenue:
•
In our Core Business segment, from listing fees in the secondary residential and commercial real estate verticals and lead generation fees in the primary residential real estate vertical, as well as fees for listing value-added services, such as premium and highlighted listings and listing auctions, and other value-added services. We estimate that a majority of Moscow and Saint Petersburg real estate developers were present on our platform in 2020. In June 2020, we introduced a new subscription-based model for customers, which allows our customers to purchase a monthly subscription with us and combine a number of listings with value-added services, improving efficiency for them and stickiness and monetization for us. For more details, see “Business—Our Real Estate Platform—Core Classifieds Business—Products and Services We Offer to Customers—Subscription Model.” In the first half of 2021, the average share of listings under the subscription model amounted to approximately 41% as compared to approximately 26% in the second half of 2020. We also charge fees for providing advertising tools through our platform for various parties, primarily real estate developers and banks, which we refer to as our display advertising revenue. In 2020, we derived 96% of our revenue from our Core Business segment (of which 48% from the secondary residential real estate vertical, 37% from the primary residential real estate vertical and 15% from the commercial real estate vertical).

•
In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.

•
In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.

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In our C2C Rental segment, from fees charged to our users for providing end-to-end solutions and facilitating seamless online property rentals (including tenant background checks, digital signing of agreements, online payments and insurance).

•
In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, execution and storage, notary services, registration and tax refunds) and facilitate simultaneous sales and purchases, which, we believe, provides for more efficient real estate transactions.

Our users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation and access to a choice of real estate purchase financing options.
Our networked platform model and our trusted brand have allowed us to achieve the leading position by share of leads to real estate agents and individual sellers and by number of listings in four of the most populous Russian regions, consisting of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, which together, according to the Frost & Sullivan Report, in 2020, accounted for 65%, 41% and 75% of the primary residential, secondary residential and commercial real estate markets in the country, respectively. In the first half of 2021, we had approximately 2.1 million listings available through our platform (excluding N1) and an average UMV of approximately 20.3 million (including N1). In 2020, we had approximately 2.1 million listings available through our platform and an average UMV of approximately 16.5 million. We believe that the quantity and quality of our listings database, as well as our expanding end-to-end value proposition, attract an increasing number of buyers and renters, which results in more transactions conducted based on expressions of interest and inquiries generated through our platform (“leads”), which in turn attracts more real estate agents, developers and landlords posting more listings. We believe that this powerful network effect has allowed us to continuously solidify our market leadership in our core regions of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, and will allow us to continue strengthening and expanding our position in other regions.

Development of new products, services and features is an integral part of our business, and we have a long and successful track record of disrupting the online real estate classifieds market through innovation. This culture of innovation and over 20 years of relevant experience allowed us to move beyond the pure online real estate classifieds model and become a fully-fledged, networked real estate platform enabled by cutting-edge technology, which creates value for all real estate market participants. In our Core Business segment, we provide advanced features that make connecting our customers and our users through our extensive database of property listings more efficient, such as: for users, AI-powered property search and virtual 3D property tours; for real estate agents, Pro.Tools which are our advanced lead management toolkit offerings to boost productivity (including call tracking, duplicates and competition notifications, push notification for competition price decreases, detailed lead information and others); and enterprise features for real estate agencies (including integration tools and tools for the management of marketing costs, performance and employees). To deliver our end-to-end value proposition and make searching and transacting even easier and more seamless for all real estate market participants, we have also created, and are continuing to add, innovative services, such as Mortgage Marketplace, Agent Finder, Property Valuation, Online Transaction Services, Home Swap and others). We intend to continue staying at the forefront of innovation by developing new solutions that will help our users to find their perfect properties to rent or buy and our customers to sell or rent out their real estate in the most efficient way.
We are a technology-driven platform and are committed to delivering the most efficient and stress-free experience through the use of cutting-edge technology, especially in view of the rapid pace of technological changes in our industry, such as increasing use of mobile devices in the real estate market and proliferation of new technologies that improve user experience, such as machine learning. We believe that our mobile-first approach, in which we prioritize our users’ reliance on our mobile applications and websites, not only makes finding a new home or office more convenient for our users, but also increases retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. The share of mobile in our average UMV increased to approximately 76.2% in the first half of 2021 from approximately 72.8% in the second half of 2020 and approximately 67.9% in the first half of 2020. Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 66.0% in the first half of 2021 from approximately 64.3% in the second half of 2020 and approximately 63.3% in the first half of 2020.
Our revenue in the year ended December 31, 2020 was RUB 3,972 million, an increase of 10.1% from RUB 3,607 million in the year ended December 31, 2019. Our revenue in the six months ended June 30, 2021 was RUB 2,704 million, an increase of 64.7% from RUB 1,642 million in the six months ended June 30, 2020. Our loss for the year ended December 31, 2020 was RUB 627 million, a decrease of 22.2% from RUB 806 million in the year ended December 31, 2019. Our loss for the six months ended June 30, 2021 was RUB 1,670 million as compared to RUB 405 million in the six months ended June 30, 2020. The increase of our loss was driven primarily by an increase in our share-based payment expense to RUB 1,470 million for the six months ended June 30, 2021 from RUB 249 million for the six months ended June 30, 2020, as a result of the recognition of a portion of our long-term incentive program awards linked to the planned offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. Our Adjusted EBITDA was RUB 181 million for the year ended December 31, 2020 and a negative RUB 376 million for the year ended December 31, 2019. Our Adjusted EBITDA was RUB 51 million for the six months ended June 30, 2021 and negative RUB 52 million for the six months ended June 30, 2020. As of June 30, 2021, December 31, 2020 and 2019, our total indebtedness outstanding under our credit facilities was RUB 542 million, RUB 728 million and RUB 477 million, respectively. Our results were affected by the measures that we introduced in response to the COVID-19 pandemic, including a temporary suspension of monetization of our listing services across all regions in April 2020. In July 2020, we reinstated the monetization of our listing services in Moscow,the Moscow region, St. Petersburg and the Leningrad region. In the first half of 2021, we also reinstated monetization in certain additional regions; however, the monetization in many other regions remains temporarily suspended and its potential reintroduction is being assessed on a region by region basis. We believe that we are already seeing the positive effects of these measures in some of the regions in which we reverted back to the paid model, which is illustrated by an increased number of paid listings as compared to the pre-COVID-19 levels. We believe that we are well-positioned to successfully leverage our scale, expertise and experience to continue growing our business and achieve profitability margins enjoyed by our best-in-class international peers.

Our Strengths
We believe that the following strengths have contributed, and will continue to contribute, to our success:
Leading Russian online real estate classifieds platform with the #1 position in largest Russian markets
We are a leading online real estate classifieds platform in the large and growing Russian real estate market, with a strong presence across Russia and leading positions in key metropolitan areas, with approximately 2.1 million listings available via our platform and approximately 16.5 million average UMV in 2020. In the first half of 2021, we had approximately 2.1 million listings available through our platform (excluding N1) and an average UMV of approximately 20.3 million (including N1). We are also among the top ten online real estate companies globally in terms of traffic, based on the September 2021 Google Analytics traffic data for Clan and SimilarWeb traffic data for other online real estate classifieds. Most importantly, we are the number one player in terms of share of leads to real estate agents and individual sellers in four of Russia’s largest real estate markets, being Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg (data for which includes N1 Group) and Novosibirsk (data for which includes N1 Group), where we generated 2.7x, 1.4x, 2.2x and 2.9x more leads in the three months ended March 31, 2021, respectively, compared to the second largest competitor, according to the Frost & Sullivan Report. The number of leads is one of the most important measures for real estate agents when it comes to assessment of a platform’s efficiency. We are also the number one player by the number of secondary residential and commercial real estate listings in these metropolitan regions. These four regions play a major role in the Russian economy, with a combined population of 35 million, GDP of USD 542 billion and a real estate market size of USD 92 billion in 2020, and accounted for the majority of the online real estate classifieds market in Russia, with a combined share of 65% in primary residential, 41% in secondary residential and 75% in commercial real estate market verticals in 2020, according to the Frost & Sullivan Report.
Powerful network effect reinforcing our market-leading position
We believe that our online real estate platform creates a powerful network effect that benefits both our customers and users. The quantity and quality of our listings database attract an increasing number of buyers and renters, which leads to more transactions completed based on our listings, which, in turn, attracts more real estate agents, developers and landlords posting more listings and generating more leads.
The following diagram provides a simplified overview of the network effects embedded in our business model and growth strategy:

(1)
Includes the N1 Group.

This virtuous cycle helps us maintain and improve our competitive market position and grow our business, as demonstrated by the following:
•
the number of average UMV grew to approximately 20.3 million in the first half of 2021 from approximately 9.6 million in the first half of 2018;

•
the number of paying accounts grew to approximately 104.3 thousand in the first half of 2021, representing an increase of approximately 35% since the first half of 2018; and

•
the number of leads to agents and individual sellers grew to approximately 9.1 million in the first half of 2021, representing an increase of approximately 59% since the first half of 2018.

Strong brand power fueling further growth and protecting our competitive position
In 2001, we established Cian as one of the first online real estate platforms in Russia, and have since grown it into one of the most recognized classifieds brands in the country. According to the Frost & Sullivan Report, we had the highest top-of-mind brand awareness in the two largest real estate markets in Russia, 56% in Moscow and 49% in St. Petersburg on average during the year ended December 31, 2020. This is 1.6 and 1.2 times higher compared to our nearest competitor, respectively, with brand awareness for other competitors in these markets in single digits. We believe that we also enjoy a strong top-of-mind brand awareness across all Russian regions. This brand recognition and the attraction that our brand has with Russian internet users is driving high organic growth of our platform, with 85% and 83% of our traffic coming from free channels in Moscow and Russia as a whole, respectively, in 2020, based on Google Analytics data.
We believe that the strength of our brand that was achieved on the back of our foundational business, online real estate classifieds in the secondary residential real estate vertical, is helping us grow and improve monetization in newer parts of our business, such as, for example, Mortgage Marketplace and Valuation and Analytics. We also believe that our brand positions us well to protect our strong competitive position in our core regions and our core products and services offerings.
We intend to further increase the strength of our brand and user loyalty by continuing to focus on the quality of customer and user experiences on our platform.
The most comprehensive services offering in the Russian market delivered through our cutting-edge technology platform with a mobile-first approach
We are a technology-driven company with a culture of relentless innovation aimed at continuously disrupting the real estate market and improving the experience of our customers and users on our platform. In addition to over two million property listings available on our platform, we believe that we have developed the broadest services offering among Russian online real estate classifieds players in order to create a holistic, convenient, stress-free experience of buying, selling and renting real estate for our users and customers.
This unique and comprehensive services offering includes, among others:
Value-added services, such as:
•
Listing value-added services that help our customers boost listings, including our listings auction feature, which is unique on the Russian market;

•
Best-in-class toolkit for property searchers, comprising such features as enhanced property listings (with detailed information on the property and the neighborhood and over 80% visual coverage for the property through machine-learning-generated floor plans); flat selector option to select a particular flat in a particular property on the map; 3D virtual tours for primary real estate; and option for detailed parameter specification to find the optimal property. Furthermore, in the second half of 2021, we plan to offer our users an option to search property by photo and “swipe left” selector, which will allow our users to create pipeline deck for follow-ups on their select properties;

•
Pro.Tools for real estate agents that help them complete deals quickly and efficiently by offering them a diverse toolkit of advanced services, such as an automated call tracking system, duplicates and competition notifications, push notification for competition price decreases, detailed lead information (including past search queries and price ranges), property collections sharable with their clients and call notes. All these functions are conveniently accessible through our recently launched Pro.Tools feature that provides access to all client relationship management tools available on our platform;
•
Media tools for developers allowing them to advertise their properties and deliver tailored marketing campaigns via our platform; and

New initiatives, such as:
•
Mortgage Marketplace platform for mortgage price comparison, mortgage pre-approval and origination, with cooperation from leading Russian banks;

•
Valuation and Analytics services to provide our customers access to market information through our broad database of real estate content, which encompass services such as:

•
Agent Finder service to match real estate agents with prospective buyers and renters; and

•
Property Valuation tool for our customers and users providing an easy-to-use real estate valuation, utilizing our proprietary algorithms and our property data, recent comparable sales and property listings;

•
C2C (Customer-to-Customer) Rental service to facilitate seamless rental transactions, including searches of properties or tenants, tenant background checks, digital signing of agreements, online payments and insurance; and

•
End-to-End Offerings, which comprise:

•
Home Swap service, which we are planning to launch in the first half of 2022 to provide an alternative way to finance a real estate purchase by facilitating simultaneous sales and purchases of properties; and

•
Online Transaction Services, which we launched in the second half of 2021 to enable execution of real estate transactions fully online, including document checking, verification, signing and storage, notary services, registration and tax refunds.

We believe that the increasing penetration of these services will help us increase monetization, widen the competitive gap and boost our growth.
In June 2020, we introduced the subscription model, which, we believe, improves efficiency for our customers and bolsters our stickiness and monetization. A subscription allows a customer to post a certain number of listings and provides access to certain value-added services as part of the monthly subscription offering. In the first half of 2021, the average share of listings under the subscription model amounted to approximately 41% as compared to approximately 26% in the second half of 2020.
Being at the forefront of consumer trends and technological changes, we had recognized the shift in user behavior towards mobile consumption and developed our high-quality mobile application in 2015. Our Cian mobile application has been downloaded more than 21.2 million times as of December 31, 2020 and was the #1 Google Play mobile application in the “Home” category in Russia as of May 2021. More than 63.8% of our leads to real estate agents or individual sellers came through our mobile application and our mobile website in 2020, compared to 25.8% in 2018. The share of mobile in our average UMV increased to approximately 76.2% in the first half of 2021 from approximately 72.8% in the second half of 2020 and approximately 67.9% in the first half of 2020. Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 66.0% in the first half of 2021 from approximately 64.3% in the second half of 2020 and approximately 63.3% in the first half of 2020.
We aim to utilize the most relevant cutting-edge technologies to continuously improve user experience on our platform. AI-powered search and call tracking, virtual 3D property tours, a map-based flat selector, detailed search parameter specification and other advanced technology features play a prominent part in our offering.

Robust financial profile demonstrating strong growth and clear path to profitability
Our financial profile combines proven ability to grow rapidly (21% revenue CAGR over the two-year period ended December 31, 2020, which was above other publicly listed international peers such as Scout24, Rightmove and REA), high profit margin potential (as demonstrated by the 56.4% and 57.1% Adjusted EBITDA Margin that we were able to achieve in the six months ended June 30, 2021 and the year ended December 31, 2020 in our Core Business segment in Moscow and the Moscow region) and an inherently asset-light business model with low capital expenditure and negative working capital. Our net margin was a negative 61.8% in the six months ended June 30, 2021, as compared to a negative 15.8% in 2020. This change was driven primarily by an increase in our share-based payment expense to RUB 1,470 million for the six months ended June 30, 2021 from RUB 249 million for the six months ended June 30, 2020, as a result of the recognition of a portion of our long-term incentive program awards linked to the planned offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. We believe that this profile positions us well to capitalize on the substantial runway for future growth and profitability by investing further into lower-penetrated regions and new services, while also increasing monetization of our existing offerings.
Overall, we believe that the Russian real estate classifieds market remains significantly underpenetrated compared to other developed markets. According to the Frost & Sullivan Report, the penetration of the online real estate classifieds services in Russia was only 3.3% in 2020, which is approximately 5x, 4x and 3x times lower than that of the United States, the United Kingdom and Germany, respectively. In addition, real estate developers in Russia are projected to increase their spend on online real estate classifieds by approximately 3.5 times by 2025, according to the Frost & Sullivan Report. We believe that the monetization of our services is still in its early stages, and we have a strong potential for sustainable expansion in a large and growing market.
We also believe that our new services, such as Mortgage Marketplace and Online Transaction Services, can become meaningful additional drivers of our future growth. For example, the number of successful mortgage applications processed through our Mortgage Marketplace grew to 5,939 applications in 2020 from 1,134 applications in 2019.
Over the past years, we have generally been able to increase our monetization as measured by our average revenue per paying account and our average daily revenue per listing, as set out in the table below:
	Six Months Ended June 30,		Year ended December 31
	2021	2020	2020	2019	2018
	(in RUB)
Moscow and the Moscow Region
Average revenue per paying account	1,704	1,120	885	877	760
Average daily revenue per listing	21.2	10.3	13.8	13.6	8.8
Other Russian regions
Average revenue per paying account	622	429	292	327	292
Average daily revenue per listing	1.5	0.8	0.8	1.1	0.6
We see further growth potential from increased monetization, as we are reintroducing listing fees that were temporarily suspended during the COVID-19 pandemic in 2020. We are also benefitting from the increased share of subscription-based listings, which, we believe, helps with customer retention, improves listings base stability and quality and supports our revenue growth.
Despite investing heavily in the development of new services, we achieved positive Adjusted EBITDA of RUB 51 million during the six months ended June 30, 2021 (with Adjusted EBITDA Margin of 1.9%) and RUB 181 million during the year ended December 31, 2020 (with Adjusted EBITDA Margin of 4.6%), turning from negative Adjusted EBITDA of RUB 376 million during the year ended December 31, 2019 (with Adjusted EBITDA Margin of negative 10.4%). Our Core Business Adjusted EBITDA Margin was 15.8% in the six months ended June 30, 2021, as compared to 13.9% in the year ended December 31, 2020, compared to negative 5.4% in the year ended December 31, 2019. Our net margin was a negative 61.8% in the six months ended June 30, 2021, a negative 15.8% and a negative 22.3% in 2020 and 2019, respectively.
Entrepreneurial management team with track record of innovation and backed by blue-chip shareholders
Our entrepreneurial management team has a proven track record of execution and innovation as evidenced by our competitive position, industry-leading growth and clear path to profitability. Since 2018, our management has achieved a 21% revenue CAGR, driven by a number of factors, including improvement in monetization as measured by our average revenue per paying account. They also achieved a 110% total revenue growth in the primary residential real estate vertical, which we launched in 2015 and develop via a novel market-disrupting lead generation model. Additionally, our management achieved a significant growth in services, such as Mortgage Marketplace since its launch in 2019.
We believe that our management team has a proven ability to identify and capitalize on key market opportunities, as demonstrated by our success in capturing the mobile trend, entering and successfully competing in new regions and introducing new services unique to the Russian online real estate classifieds market.
We also believe that the combination of our entrepreneurial management team and reputable international shareholders, like Elbrus Capital and the Goldman Sachs Group, who are also experienced and supportive investors, provides us with a distinct competitive advantage as we continue to execute our ambitious growth strategy.
Our Strategy
We plan to continue developing our end-to-end real estate offerings for our customers and users, further enhance monetization in our core regions as well as expand our presence and boost monetization in other Russian regions. We also aim to continue growing faster than the Russian online real estate classifieds market, thereby increasing our market share and reaching profitability across other regions. Our growth strategy is based on the following key pillars:
Enhancement of monetization in the secondary residential and commercial real estate verticals
We see significant structural upside in monetization of the secondary residential and commercial real estate verticals, as supported both by the overall penetration of classifieds spend in real estate agents’ commissions, with Russian penetration at 3.3% in 2020 as compared to other markets with developed online real estate services such as Australia at 9.9%, Germany at 10.4%, U.K. at 12.9% and United States at 16.0%, and by Cian’s current monetization of just USD 8.6 in average monthly revenue per paying account in 2020, which is below best-in-class international publicly traded peers, according to the Frost & Sullivan Report.
We are confident in our ability to increase our monetization levels in these verticals thanks to our powerful networked platform model, our strong brand and our continued product enhancements and offerings development.
Online penetration growth in primary residential real estate vertical as developers shift marketing online
We believe that Russian real estate developers will continue shifting their advertising budgets from offline to online. According to the Frost & Sullivan Report, developers’ spend in Russia is expected to grow from approximately RUB 2.9 billion in 2020 to approximately RUB 10.4 billion by 2025, as the share of online classifieds in their total advertising budgets is expected to increase from approximately 5% in 2020 to approximately 11% in 2025. We believe that we are well-positioned to capitalize on this trend because of our high brand awareness, our experience, the broad size of our user base and our value-added services, which contribute to the strength of our primary business. We have a demonstrable track record of growing monetization in this vertical as our number of leads to developers increased from approximately 151.2 thousand in 2018 to approximately 244.8 thousand in 2020, while our average revenue per lead to developers increased from RUB 3,123 to RUB 4,046 over the same period.

Continued expansion into Russian regions via organic growth and select M&A opportunities
We see strong demand for our services outside our core regions, where competing offerings are often lacking in the type of convenience and efficiency provided by our platform and services, including our diverse end-to-end services. We have been executing, and plan to continue to execute, our regional expansion strategy with profitability in mind, focusing on regional centers with certain population level thresholds, where our resources can be spent most efficiently.
We started active monetization of our customer base in the Russian regions, other than Moscow and the Moscow region and St. Petersburg and the Leningrad region, several years ago. However, from April 2020, we temporarily suspended monetization of our listing services across all cities and regions to support our customer and user base during the COVID-19 pandemic. The monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region was reinstated in July 2020. Our listings monetization in most other regions remains temporarily suspended and its potential reintroduction is being assessed on a region-by-region basis.
We also plan to pursue select M&A opportunities to enhance our geographic footprint. In February 2021, we completed the acquisition of the N1 Group, the leading real estate platform in key cities in the Urals and Siberia, such as Ekaterinburg, Novosibirsk and Omsk. For further details, see “—N1 Acquisition.” As a result of the N1 Acquisition, we became the largest platform in the third and fourth largest cities in Russia.
Development of end-to-end real estate platform
Our vision for Cian goes beyond the classic classifieds concept. Our ultimate goal is to address multiple user and customer pain points that arise during each stage of their real estate journey, from searching for the right property or the right buyer or renter, to financing the purchase or ensuring deal certainty, to going through highly inefficient workflows during the actual transaction. We are developing our end-to-end online real estate classifieds platform to address these issues and to give all real estate market participants a “one-stop shop” experience for finding, financing and transacting on real estate properties.

(1)
In offering Home Swap, we plan to act primarily as an intermediary, charging commission. The Home Swap program is currently in its testing phase, where we check different consumer hypotheses to find the best product market fit. Within the testing period, we expect to purchase properties for our own account to support the development of this service. The total amount of such purchases is not expected to exceed RUB 200 million. The testing phase is expected to be completed by the end of 2022

(2)
Launched in 2021

We plan to continue to actively develop and improve our new and existing services. We believe that the increasing adoption of these services by our customers, users and partners will reinforce our powerful network effect, positioning us for accelerated growth and supporting our ability to achieve profitability margins enjoyed by our best-in-class international peers.

Our History
We were founded in Moscow in 2001 as an online real estate classifieds platform. At that time, the online real estate classifieds market in Russia was in the early stages of development and Russian real estate agents and real estate developers invested a significant amount of money into traditional offline advertising in various forms.
In this environment, our founders saw a significant potential in industry digitalization and in the creation of an online classifieds platform that would consolidate real estate listings in one place to facilitate efficient real estate transactions. Since 2001, we have grown our presence in Moscow and the Moscow region, as well as in other key metropolitan areas, organically and through acquisitions, and we continue a nationwide expansion, investing in our brand and our platform.
The summary timeline below sets out some of our key development milestones to date:
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2001: Launch of our online real estate classifieds platform (Cian.ru) in Moscow and start of our platform build-up.

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2014: Merger with realty.dmir.ru. Acquisition of EMLS, a classifieds platform, focusing on St. Petersburg and the Leningrad region.

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2015: Launch of the primary residential real estate vertical offerings on our website.

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2016: Expansion of our coverage to select regions, including Nizhniy Novgorod, Samara, Krasnodar, Ufa and Kazan.

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2018: Launch of our first federal marketing campaign.

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2019: Launch of our Mortgage Marketplace (Cian Mortgage) and further expansion of our suite of services.

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2020: Introduction of our subscription model.

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2021: Acquisition of the N1 Group, a real estate-focused classifieds business that operates in key cities in the Urals and Siberia, such as Ekaterinburg, Novosibirsk and Omsk.

Our Business Model
We own and operate a leading digital real estate classifieds platform for both sale and rent of residential and commercial, primary and secondary, urban and suburban real estate in Russia. We operate through our websites, “Cian.ru,” “N1.ru,” “EMLS.ru” and “MLSN.ru” as well as through our Cian and N1 mobile applications.
Through our platform, we service the following key audiences:
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platform visitors (referred to as “users”), who use our platform, typically free of charge, to search for properties and a variety of information and services to help them navigate through buying or renting transactions;

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customers, who list properties and look for buyers or tenants, and comprise: (i) professional customers, such as real estate agents (both agents working for real estate agencies and independent agents), real estate developers as well as (ii) private customers, such as individual sellers and landlords who choose to list their property directly without any intermediary (all referred to as “customers”); and

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other third parties, such as banks and other real estate professionals and service providers for real estate transactions who are interested in reaching our users in order to promote their brands or offer other products or services.

The following diagram provides a simplified overview of our platform and audience:

Our platform provides a comprehensive inventory of up-to-date real estate listings to users and connects them, typically free of charge, with our professional and private customers. We believe that by providing superior content, a wide suite of services and a compelling user experience, we drive traffic to our platform, engaging a large audience of property seekers. The breadth and engagement of our user base reinforces the value offered to our customers through higher number of expressions of interest and inquiries (“leads”) generated from users via our platform. A higher number of customers’ property listings on our platform, in turn, draws a greater number of users. We believe this virtuous cycle, whereby more content attracts more traffic and vice versa, generates powerful self-reinforcing network effects, which drives growing market share, scale, profitability and other strong benefits to our platform.
In addition to our core base of users and customers, we also service various third parties operating in the real estate market, such as banks and other real estate professionals and service providers for real estate transactions who can use our platforms to promote their products or services.
Overall, we believe that we are building a large and active community of users and customers, who are attracted by the comprehensive content available on our platform, which forms the foundation of our best-in-class offering. We focus on the quality and quantity of listings on our platform, as well as the breadth of services and features offered to our users, customers and other third parties. We believe that this focus enables us to offer the greatest level of inventory and choice to users and is the key driver of user traffic and customer leads. We believe that our established powerful network underpins our market leadership.
We monetize our platform by offering: (i) listings and value-added services for our customers; (ii) lead generation solutions for real estate developers; (iii) advertising tools for various parties, primarily real estate developers and banks; and (iv) new business lines and new service offerings for various parties, such as banks in the context of our Mortgage Marketplace segment or our users and other partners in the context of our Valuation and Analytics, C2C Rental and End-to-End Offerings segments.
Based on the above approach to the monetization of our platform, we recognize the following reporting segments:
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Core Business, which comprises our core classifieds platform, including our listing and value-added services for secondary residential and commercial real estate customers, our lead generation solutions and value-added services for primary residential real estate customers, such as developers, as well as our advertising tools.

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In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.

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In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.

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In our C2C Rental segment, from fees charged to our users for providing end-to-end solutions facilitating seamless online property rentals (including tenant background checks, digital execution of agreements, online payments and insurance).

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In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and facilitate simultaneous sales and purchases, which, we believe, provides for more efficient real estate transactions.

Our users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation, and access to a choice of real estate financing options.
Our reporting segments correspond to our operating segments. For further details on our segmentation, see Note 5 to our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019, included elsewhere in this prospectus.
Our Key Audiences
Customers
Our customers include (i) professional listing customers, such as real estate agents (both agents working for real estate agencies and independent agents) and real estate developers as well as (ii) private listing customers, such as individual property owners (sellers and renters) who choose to list their property directly without any intermediary.
We generally differentiate our diverse base of secondary residential and commercial real estate customers (real estate agencies, agents and individual sellers) in three categories:
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Large agencies, which we define as agencies with, on a 30-day rolling-average basis, more than 300 listings on our platform. In 2020, large agencies accounted for approximately 32% of listings on our platform and generated 15% of listing revenue. Our relationship with such agencies is managed by our key account managers, who use various business-to-business marketing techniques (such as webinars, training sessions and conferences) to maintain and strengthen the relationships.

•
Mid-size agencies, which we define as agencies with, on a 30-day rolling-average basis, between 30 and 300 listings on our platform. In 2020, mid-size agencies accounted for approximately 31% of listings on our platform and generated 34% of listing revenue. The relationship with this group is typically managed by our sales managers, who use business-to-business marketing techniques similar to those used for large agencies.

•
Small agencies, which we define as agencies with, on a 30-day rolling-average basis, fewer than 30 listings on our platform. In 2020, small agencies accounted for approximately 15% of listings on our platform and generated 32% of listing revenue. Such agencies typically access our platform on a self-service basis, using our small and medium-sized business (SMB) tools.

In 2020, private listing customers accounted for approximately 22% of listings on our platform and generated 19% of listing revenue.
The key metric we use to measure the size of our customer base is the number of paying accounts. For further details on this and other data, see “Selected Consolidated Historical Financial and Other Data—Other Data.” In 2020, we had an average of approximately 88.6 thousand paying accounts as compared to approximately 96.7 thousand in 2019.
Users
Our users comprise individuals who utilize our platform, typically free of charge, to search for properties to buy or rent and a variety of information and services to help them navigate through various real estate transactions. The key metric we use to measure our user base is average UMV. In the first half of 2021, our average UMV amounted to approximately 20.3 million (including N1), as compared to approximately 16.5 million in 2020 and 13.4 million in 2019.
Furthermore, we also provide services to other third parties, such as banks and other service providers for real estate transactions, who are interested in reaching our users in order to promote their brand or acquire customers and get leads through our platform.
Our Real Estate Platform
Our real estate platform connects millions of users to tens of thousands of customers through our extensive database of property listings. Our vision for our platform goes beyond the classic classifieds concept and our ultimate goal is to provide a comprehensive end-to-end experience for our customers and users that helps them address multiple pain points on their journey to a successful real estate transaction. To achieve this goal, we develop and improve a suite of products and services to address users’ and customers’ needs and provide all real estate market participants with a “one-stop shop” experience for finding, financing and transacting on real estate properties.
Core Classifieds Business
Products and Services We Offer to Users
Our main products comprise listings for sale and rent of residential and commercial real estate, which users can browse through on our platform. Our users can browse listings and use other products and services on our websites and mobile applications free of charge. We believe that our products and services help our users to research the secondary and primary residential, as well as the commercial real estate, verticals; explore alternatives; and make better-informed decisions. A typical listing includes the asking price; a detailed description of the property, including certain specifications (size, number of rooms, floor, etc.); its location and neighborhood; images and plans; as well as 3D property virtual tours.
The below graphic highlights key features of our offering for property searchers:
Users can conduct searches through a search engine results page or on a map and can narrow their searches to specific cities and districts, areas near particular subway stations within a city or areas within boundaries that users can draw on our digital maps. To make the search procedure as efficient as possible, we provide custom search filters, including price range, number of rooms and size, as well as some other more narrowed criteria, such as parking space availability, ceiling height, view, renovations and specific keywords to identify attributes that meet our users’ requirements. After selecting search parameters, users are directed to a page listing available properties, which they can toggle to a map view. Our property search is backed-up by AI-powered proprietary technologies and machine learning algorithms, which we believe provide our users with more convenient and efficient search tools. For additional convenience, users can utilize a variety of complimentary features, such as an opportunity to rank listing results according to different criteria, save listings to favorites, chat with the customer, share listings with their contacts, set up automated monitoring and updates for listings that fit individually tailored criteria, and others.
In the first half of 2021, we had approximately 2.1 million listings available through our platform (excluding N1) and an average UMV of approximately 20.3 million (including N1). In 2020, we had approximately 2.1 million listings available through our platform and an average UMV of approximately 16.5 million. We monitor all listing information uploaded to our websites and mobile applications through a multi-step process: all listings go through automatic verifications, with some listings also going through manual verification by our monitoring team. The verifications are set up to identify common anomalies in posted information to limit unreliable, irrelevant or incorrect information. If we discover any false information in a listing, we contact the listing party or, in some cases, we immediately delete the listing. We can also impose sanctions on an account of the listing party or a particular listing by downplaying it in the search engine results.
Our platform is accessible anytime and anywhere through: (i) our websites “Cian.ru,” “N1.ru” (for properties located in Novosibirsk, Ekaterinburg and certain other regions), “EMLS.ru” (for properties located in St. Petersburg and the Leningrad region) and “MLSN.ru” (for properties located in Omsk and certain other regions) and (ii) our Cian and N1 mobile applications. Our mobile applications are currently available via iOS and Android to meet the needs of users who increasingly conduct their real estate searches on mobile devices.
In addition to property listings, our users benefit from unique and diverse services that can help them search for a particular property, research the real estate market in general, connect with real estate agents and make informed decisions throughout the transaction process (see “End-to-end real estate platform”). In addition, our users can get free access to a variety of real estate information, including access to analytical reports with insights into comparable historical price trends for a selected property as well as other listed properties in the same building, Cian news magazine, blogs and a Q&A forum.
We strive to offer our users the best mobile experience and provide services that can be accessed through smartphone devices at any time and from any place. We employ a mobile-first approach, in which we prioritize our users’ reliance on our mobile applications and mobile websites. We believe that our mobile-first approach and strong technological platform optimized for mobile devices have helped us to increase our mobile traffic, engage a large audience of users, and support the increase in user traffic as well as customer leads. In 2020, our share of mobile traffic was approximately 68.1% as compared to approximately 67.5% in 2019. Our share of mobile in leads to agents and individual sellers increased to approximately 63.8% in 2020 from approximately 57.9% in 2019, according to our estimates based on Google Analytics data. In the first half of 2021, and years 2020 and 2019, the cumulative downloads for our Cian mobile application were approximately 26.3 million, approximately 21.2 million and approximately 13.3 million, respectively.
The table below sets out the development of the share of mobile in our average UMV and leads to agents and individual sellers over the respective periods:
	2021	2020		2019
	First half	Second half	First half	Second half	First half
Average UMV (in millions)	20.3	17.8	15.2	14.1	12.7
Thereof: Share in mobile (in %)	76.2%	72.8%	67.9%	70.2%	66.6%
Leads to agents and individual sellers (in millions)	9.1	9.6	6.5	7.3	6.6
Thereof: Share in mobile (in %)	66.0%	64.3%	63.3%	61.3%	54.5%
Products and Services We Offer to Customers
Listings
We connect millions of Russian real estate buyers and renters to millions of high-quality real estate listings placed by tens of thousands of real estate agents, private sellers and landlords. We offer our professional and private customers a range of listing options in order to maximize their exposure to relevant buyers and renters.

Our platform allows our customers to publish listings with detailed content, including descriptions, multiple photographs, virtual 3D property tours, maps and other information. All listing offerings include the display of listings across our full platform, including both our websites and mobile applications. We provide our customers with built-in solutions to assist them in completing and submitting their listing information in a standardized format. We update the listing data on our platform on a daily basis through our proprietary technologies and software. We monitor all listing information uploaded to our platform and conduct periodic checks and verifications of listing information posted on our platform. We built a multi-level listing verification process, which includes both automatic checks and manual moderation. We developed a special scrolling system that checks listings using all available information, such as the description of the property, specified filters, photos, digital fingerprints, call-tracking data, as well as reliable information obtained from various public sources. If, following such automatic verification, our scrolling system detects any verification issues, the listing undergoes the manual verification conducted by our moderators.
Our professional listing customers, such as real estate agents, can typically purchase various quantities of listings through a pay-per-listing model or through a subscription model. They can set up individual accounts as well as master or subordinated accounts, described below. For further details, see “—Subscription Model.”
Our private listing customers can set up an individual account and post their listings free of charge or for a fee, depending on the region. In some regions, our professional listing customers can also currently post their listings free of charge.
In addition, we offer our customers multiple options to enhance the exposure and effectiveness of their listings through listing value-added services described below.
Value-Added Services
Our customers can purchase a broad range of our value-added services to help them boost, promote and improve the visibility of their listings in search results (the “listing value-added services”). Our key listing value-added services include options such as:
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auctions, which, we believe, are a unique feature on our platform that provides customers with an opportunity to place an auction bid to raise the ranking of their listings in search results. The auction feature also provides for an “Autobroker” assistant, through which customers are able to choose optimal rates in the auction, change rates promptly and quickly respond to developments in competitors’ behavior;

•
featuring listings on the home page of the site;

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boosting listings to the top of search results, by buying special boosting packages that allow customer to display listings higher in search results. The listings placed under boosting packages may be further heightened by using the auction tool.

In addition to the listing value-added services, we also offer our customers a broad range of our so-called Pro.Tools for real estate agents that help them operate quicker and more efficiently. In particular, our customers may benefit from a call-tracking system, customer checks and appointment and calendar scheduling.
Our customers can individually select these Pro.Tools to fit their specific needs and can use our recently launched Pro.Tools services that provide access to all Pro.Tools available on our platform. We believe that Pro.Tools provides our customers with a great opportunity to efficiently track, manage and communicate with users and measure and quantify the value generated by the leads from our platform.
Additionally, we also offer enterprise services that help real estate agencies to manage marketing costs, track performance using productivity metrics, achieve software integration and manage employees (for example by posting vacancies or bringing multiple employee accounts under a single master account).
We also offer some additional services to our customers free of charge, such as free access to a variety of real estate information through our Cian news magazine, blogs and a Q&A forum, as well as access to analytical reports with insights into comparable historical price trends for a selected property as well as other listed properties in the same building.
In general, we believe that increasing penetration of our value-added services will contribute to our monetization improvement, widen the competitive gap and boost our growth. We also believe that the level of penetration of our value-added services depends on a number of factors, including:
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the overall condition of the real estate market, as customers tend to invest more in listing promotions during periods of reduced real estate demand;

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our market share, as customers are incentivized to promote listings on the platform with a higher user base; and

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competition among customers themselves.

We also aim to drive the penetration of our value-added services through our subscription model, featuring different sets of value-added options as part of premium subscriptions, hence increasing its value for our customers.
We continue to extend our suite of offerings, develop new products and services, and further improve our existing products and services to meet different customers’ needs.
For the year ended December 31, 2020, our listing revenue comprised 52% of revenue from value-added services and 48% of revenue from listings and others.
Subscription Model
Historically, our pricing model has primarily focused on selling listings to real estate professionals on a pay-per-listing, or listing package, basis. Under the pay-per-listing model, our customers pay per day that their listing is posted and they may take it down anytime, for example, during weekends or holiday periods.
To stimulate our revenue growth and maintain a robust listing base, as well as offer additional convenience and efficiency to our customers, in June 2020, we introduced a new subscription-based model for customers. Through our monthly subscription model, our customers can purchase a fixed number of listings and use some of our value-added services. As part of our subscription model, we currently offer four different subscription levels (platinum, gold, silver and bronze), varying by the number of listings and value-added services included in the bundles. We believe that our customers benefit from the personalized approach, whereby they can choose the most suitable terms for their subscription, including the amount of the value-added services. In both pay-per-listing and subscription models, the applicable fee is payable in advance of posting the listing.
While we plan to continue to offer our pay-per-listing model to allow our customers greater flexibility and convenience, we incentivize our customers to migrate to the subscription model by offering them special discounts and promotions. For example, our customers can receive a subscription fee discount that may be scaled up further if the number of listings placed by the relevant customer increases compared to the previous subscription period. In addition, for purchasing certain ads under the subscription model, our customers get cash-back in the form of additional points, which can be used for auction promotions. We actively promote our subscriptions offering, particularly for our large customers, and subscription model penetration rates have typically been higher among such customers.
We introduced the subscription model in June 2020. In the first half of 2021, the share of listings placed under the subscription model amounted to approximately 41% as compared to approximately 26% in the second half of 2020.
Leads for Real Estate Developers
Real estate developers are the key customer group of our primary residential real estate vertical. As part of our proposition to this group, we offer a pay-per-lead pricing model whereby we charge fees based on the number of leads developers receive in the form of qualifying calls (validated user connections) from placing listings on our platform. We believe that access to potential buyers is critical for real estate developers, as they look for efficient ways to market their projects and reduce their investment risk.

In contrast to real estate agents and individual property sellers, real estate developers have certain specific needs and requirements when they advertise properties in their projects, as newly-built properties in a specific development project usually share a number of features and developers tend to offer several similar properties simultaneously. Correspondingly, in evaluating primary residential real estate properties, users tend to pay more attention to the features of a particular residential complex as a whole, such as its location, information about nearby schools, hospitals, neighborhood amenities and available commuting options, rather than characteristics of the specific real estate property. Therefore, listings placed by developers on our platform often differ from the secondary residential and commercial real estate listings and can include, for example, specialized pages providing detailed information about residential complexes with specifications of properties offered in such complexes rather than listings of particular properties. Taking into account the needs of our customers, we strive to offer special tools tailored for the requirements of real estate developers to help them generate more leads from our platform and expand our business with them.
We believe that developers are attracted to our platform primarily due to: (i) access to a larger base of users searching specifically for real estate than other alternatives, (ii) our monetization model, based on lead-generation, which is better tailored to developers’ objectives and aligns their interest with ours, and (iii) the comprehensive set of value-added services we offer, including our auction tool and featured listings capabilities.
In order to track the amount of qualifying calls received by real estate developers through our platform, we employ call-tracking tools, in particular, we acquire phone numbers from telecom operators and display these numbers as contact details in the relevant listings instead of the numbers provided by the developer. All calls from users are first directed to our numbers, which are then redirected to the relevant real estate developers’ numbers. As the owner of the phone number displayed on the website, we can request the relevant call statistics from the telecom operator on all incoming calls from users, and therefore track the amount of qualifying calls.
Real estate developers can also use value-added services, such as auctions or featured listings to increase the number of leads. Value-added services for real estate developers are not purchased on a per- listing basis, but rather paid for through higher price-per-lead rates.
Advertising Services
We leverage our platform by offering advertising space and services as well as certain miscellaneous special marketing projects to various parties aiming to reach our transaction-ready audience (including our users, real estate developers, banks and commercial real estate professionals).
We believe that our user base composition is highly attractive for advertisers. In the first half of 2021, we had approximately 2.1 million listings available through our platform (excluding N1) and an average UMV of approximately 20.3 million (including N1). In 2020, our average UMV amounted to approximately 16.5 million. We provide our advertisers the opportunity to reach the specific audience segments that are the most attractive to them. In addition, we have exclusive tailored advertising terms with several major players in the market. For example, we provide certain exclusive advertising options to certain developers and housing development institutions, including tailored search filters, exclusive banners on the lease section of our website and placement of the real estate developer’s buildings on the maps displayed on our platform.
Our display advertising revenue is largely driven by the upfront monthly fees agreed in our media plans, which also include targeted number of views or clicks during the advertisement period. Our advertising pricing models include offers such as cost-per-click model; cost per 1,000 impressions model (whereby an advertiser pays for every 1,000 instances of the advertisement being rendered on users’ screens), as well as certain special offers.
End-to-End Real Estate Platform
Our vision for Cian goes beyond the classic classifieds concept. Our mission and strategy is to become a single “go-to” place to address the full spectrum of our user and customer needs across the real estate journey, from searching for the right property or right buyer or renter, to financing the purchase or ensuring deal certainty and efficient workflow during the actual transaction (see “—Our Strategy—End-to-end real estate platform”).

As part of this strategy, we are focusing on the creation of a comprehensive end-to-end real estate platform and developing and launching new business lines and services that complement our core classifieds business and expand our product and service offerings. In particular, our end-to-end real estate platform currently encompasses products and services offered under our core classifieds business as well as our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings segments, which are in varying stages of development, roll-out and ongoing operation.
The following diagram provides a simplified overview of our envisaged end-to-end real estate platform:
The products and services that we offer as part of our end-to-end real estate platform aim to address the following needs of our users and customers:
Finding the right property to buy or the right buyer
Users and customers are able to find the right property to buy or the right buyer through our core classifieds platform and the Agent Finder, a service for matching real estate agents and users, which we launched in 2020. The Agent Finder allows users to search our agents’ database or submit an application outlining the main criteria for their preferred agents. The agents purchase access to the database of applications and we connect them with the relevant clients.
Financing the purchase
We launched our Mortgage Marketplace platform in 2019. Through our cooperation with various leading Russian banks, the Mortgage Marketplace offers our users a number of unique features to cater to their specific mortgage financing needs:
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a price comparison tool for mortgages (including calculation of early prepayments) from a number of leading Russian banks with no commissions or hidden fees;

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an opportunity to apply directly for a mortgage pre-approval with multiple banks via Cian by submitting one easy-to-complete application; and

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a personalized mortgage pre-approval decision and interest rate offer from several leading Russian banks, generated within minutes of application.

We believe that our unique direct integration with banks under the Mortgage Marketplace not only allows the banks to attract buyers actively looking for a mortgage, but also assists our users in better understanding and planning their home purchase budgets and in obtaining financing in record time.
In addition to the Mortgage Marketplace, we are launching a new sell-to-buy transaction service (Home Swap) in the first half of 2022. This service allows our users to buy a new property and sell their existing one in a single transaction, enabling them to purchase and move into their new property without waiting for the sale of their current property. We believe that this service may reduce the deal closing cycle from approximately six months to potentially as little as one week. In offering Home Swap, we plan to act primarily as an intermediary, charging commission. The Home Swap program is currently in its testing phase, where we check different consumer hypotheses to find the best product market fit. Within the testing period, we expect to purchase properties for our own account to support the development of this service. The total amount of such purchases is not expected to exceed RUB 200 million. The testing phase is expected to be completed in by the end of 2021. Overall, we do not expect to invest any significant capital or take any significant risk on our balance sheet as part of the Home Swap offering.
Transacting with ease by eliminating inefficient workflows and closing the deal online
We strive to ensure that our users can transact efficiently and with ease and, for this purpose, are developing or aim to launch the following set of products and services:
•
We provide free access to a Property Valuation tool, which is a valuation, conducted using our proprietary algorithms and our property data, recent comparable sales and property listings.

•
In the second half of 2021, we also launched a full suite of offerings for Online Transaction Services, including legal verification of the property, secure online payments, services for online certification of documents by a notary, assistance with verification of documents before the transaction, electronic document signing, storage of documents and assistance with state registration services.

In addition to the aforementioned products and services that we offer, or plan to offer, as part of the end-to-end real estate platform, we have rolled out, or are developing and planning to launch, the following products and services:
•
C2C Rental Service.   In 2019, we launched our C2C Rental service, which aims to cover all needs of landlords and tenants in the course of a rental transaction, including searches for relevant properties/tenants, execution of related agreements, online payments and insurance.

•
We offer data analytics and market intelligence services to our customers by providing access to market information through our broad database of real estate content. In the second half of 2021, we also aim to launch our subscription-based Information and Analytics platform for commercial real estate professionals, such as real estate agents, consultants, banks and investors. As part of this offering, we plan to collect data on commercial real estate from multiple sources (including our proprietary databases, governmental registers and databases, various open sources and other information collected by our specialists), analyze, arrange and customize relevant data for specific client preferences.

Through these initiatives, we aim to establish ourselves as a first-in-class platform that offers a comprehensive suite of products and services. We believe that the end-to-end platform offering is the future of the real estate classifieds market, and we see an excellent opportunity in disrupting the market and building the platform that provides greater value to our users and customers.
Our Geographic Coverage
Our operations have Russia-wide coverage, with a particular focus on key metropolitan areas, particularly Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk. We also cover other cities and regions, including Samara, Nizhniy Novgorod, Krasnodar, Ufa, Kazan, Omsk, Krasnoyarsk, Archangelsk, Chelyabinsk, Tyumen and Perm as well as other cities and regions.
The following map provides a simplified overview of our key regional presence and share of leads in the respective regions:

Source: Frost & Sullivan Report
(1)
Includes leads related to urban sale and purchase in secondary real estate market

(2)
Sum of Cian and N1

(3)
Ranked by mortgage market size. Weighted average calculated as share of leads in each region weighted by estimated size of mortgage market in respective region. Excluding Moscow and the Moscow region, Saint Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk.

Moscow and the Moscow region have historically been our strongest market, accounting for 74% of our Core Business segment revenue in the six months ended June 30, 2021 and 78% of our Core Business segment revenue in 2020. Core Business segment revenue for Moscow and the Moscow region was RUB 1.9 billion and RUB 1.2 billion in the six months ended June 30, 2021 and 2020, respectively, and RUB 3.0 billion, RUB 2.7 billion and RUB 2.1 billion in 2020, 2019 and 2018, respectively. Core Business Adjusted EBITDA Margin for Moscow and the Moscow region was 56.4% in the six months ended June 30, 2021 and 57.1% in 2020.
According to the Frost & Sullivan Report, we were the leader in brand awareness in Moscow and St. Petersburg with approximately 56% and approximately 49% of all respondents in the respective cities naming our brand as the “top of mind” real estate classifieds platform (figures are averages for 2020). Our next closest competitor in the respective locations followed with approximately 35% and approximately 41%. For further details, see “—Our Brand.”
According to the Frost & Sullivan Report, in the first three months of 2021, we were also the leader in the share of leads to real estate agents and individual sellers with 56% in Moscow and the Moscow region and 41% in St. Petersburg and the Leningrad region.
In the first half of 2021, we had approximately 2.1 million listings available through our platform (excluding N1) and an average UMV of approximately 20.3 million (including N1). In 2020, we had approximately 2.1 million listings available through our platform, comprising approximately 367,000 listings in Moscow and the Moscow region, approximately 133,000 listings in St. Petersburg and the Leningrad region as well as 1.6 million listings in other regions.
N1 Acquisition
On December 22, 2020, we entered into an agreement for the sale and purchase of the entire share capital of N1. See “—Material Contracts—N1 SPA.” The N1 Group is a real estate-focused classifieds business that operates in Russian regional cities such as Novosibirsk, Ekaterinburg and Omsk through a website and as a mobile application. The N1 Acquisition was completed on February 5, 2021.
We are currently in the process of integrating N1 into our operations, including our IT, product, sales and marketing, human resources and other core operations. Following the N1 Acquisition, we did not introduce any monetization suspension on the websites “N1.ru,” “MLSN.ru” or N1 mobile application, which we offered in some of our regions from April 2020. In July 2021, as part of our integration of the N1 Group, we launched a reverse feed function, which allows users to post listings simultaneously on both the Cian and the N1 Group websites and mobile applications by applying for the listing on any website or mobile application of our platforms. With this function, our monetization strategy was aligned across our platform, including website “N1.ru” or N1 mobile application, with Cian monetization being fully reinstated in regions covered by the website “N1.ru” or N1 mobile application. We are planning to fully reinstate Cian monetization in the regions covered by “MLSN.ru” website in the fall of 2021.
We are planning to maintain the N1 website and mobile application in the mid-term for the convenience of N1’s users. For the risks related to N1 Acquisition, see “Risk Factors—Risks Related to the N1 Acquisition.”
Marketing and Sales
Our marketing and sales efforts are primarily focused on attracting new and working with our existing, users. We believe that both our marketing and sales efforts help us in strengthening our reputation as a leading online real estate classifieds platform in Russia.
We also strive to monitor our competitors’ marketing activity, including by market vertical, to effectively adjust our marketing and sales mix. We collect and analyze vast amounts of data to assess our performance and ensure efficient spending, and our marketing strategy is constantly evolving to address the developing needs of our users.
Marketing
Our marketing efforts are focused on promoting our brand names, which drive our traffic, and on strengthening our reputation as a leading real estate classifieds platform in Russia. We deploy a diverse mix of marketing and communications channels to reach our users and customers. We believe that we are not dependent on any single marketing channel. In the years ended December 31, 2020 and 2019, our online marketing expenses amounted to RUB 1,498 million and RUB 1,134 million, respectively, or 88.3% and 52.5% of our total marketing expenses for the respective periods. In the six months ended June 30, 2021 and 2020, our online marketing expenses amounted to RUB 810 million and RUB 545 million, respectively, or 71.7% and 85.7% of our total marketing expenses for the respective periods.
We generally use two types of marketing channels: (i) brand awareness channels, such as television and blogs, and (ii) performance channels, such as contextual advertising and social networks. Our users typically use our platform free of charge. According to our estimates, based on Google Analytics data, in 2020, approximately 83% of our website traffic came from free channels, such as organic search, direct type-in (where a user types our name into a search engine), email distributions to our registered users, through referrals (where a current user refers a new user to our website), email, push and others. The portion of our platform traffic from paid channels, such as advertising, including cost-per-click and meta search, has generally decreased in recent periods, accounting for approximately 16%, 17% and 22% of all traffic in the first half of 2021 and the years ended December 31, 2020 and 2019, respectively.
Our paid marketing campaigns consist of online and television ads as well as other promotions, including through social media channels. We conduct nationwide, as well as regional, marketing campaigns, advertising our platform as a whole, as well as campaigns for different projects, for example, targeted ads for our Mortgage Marketplace. We believe that our paid advertising campaigns promote awareness and help to generate more platform traffic.
The chart below represents our approximate traffic breakdown by marketing channels in 2020:

We offer online residential community services through our websites that provide a forum for visitors to share personal views and other information regarding different aspects of the Russian real estate market, specific property developments, residential communities and other subjects. In addition, we aggregate and post real estate related news on our website and publish an electronic magazine that provides analytics and research on various aspects of the Russian real estate market. We believe that our board forums, blogs and other online community-oriented services are valuable means of enhancing loyalty and brand awareness among our users and, correspondingly, customers, by creating virtual communities sharing a common interest in real estate and home-related topics. We use such forums, news aggregators and magazines to increase website traffic, our users’ loyalty and brand image.
Our Brand
We believe that our brand recognition is one of the key factors in our ability to attract new users as well as increase the total number of listings and leads on our platform. According to the Frost & Sullivan Report, we were the leader in brand awareness in Moscow and St. Petersburg, with approximately 56% and approximately 49% of all respondents in the respective cities naming our brand as the “top of mind” real estate classifieds platform. Our next closest competitor in the respective locations followed with approximately 35% and approximately 41%.
Our strong brand position and our marketing and sales activities reinforce each other: a strong brand generates a good starting position for our marketing and sales efforts in acquiring new users and listings, which in turn increases the value of our platform to our audience and enhances our audience’s perception of us as a competent, valuable and market-leading platform.
We believe that the strength of our brand is particularly reinforced by marketing channels such as:
•
Digital media and partnerships with social media influencers, which offer us a wide user reach. The vast majority of our ads include user engagement tracking, enabling better control over the quality and frequency of our contact with intended audience. We also use various digital media purchasing tools with contact frequency tracking and post view analytics services;

•
TV advertising campaigns, which we believe drive our top of mind brand awareness among a broad user base; and

•
Outdoor advertising, which, as a more traditional channel, diversifies our marketing efforts. While it is used less often than digital media channels, we believe that it has been particularly effective in some key regional centers.

Sales
We believe that one of the factors representing our significant competitive advantage is our specialized sales team, which has extensive real estate market- and region-specific experience and works directly with our customers. Our sales strategy focuses on: (i) attracting customers from the secondary market, such as real estate agents and private property owners, and from the primary market, such as real estate developers; (ii) attracting content and increasing revenues from these customers; (iii) communicating, through training and events, the value of our professional tools and services to customers; and (iv) providing ongoing support to our customers in using our platform.

In targeting our customers, we deploy a mix of sales strategies, including loyalty programs and business-to-business channels. For example, we have a loyalty points program available to all customers, which allows our customers to accumulate bonus points that can be redeemed against future promotion of listings on our platform. Our business-to-business channels include education services (including webinars, seminars and personal training sessions for customers); industry events (including professional real estate conferences and expert sessions); brochures and other printed education materials; and other communication channels.
To motivate our sales and marketing personnel, in addition to the base salary, we offer them certain performance incentives, such as commissions and bonuses. Sales targets are set for sales personnel according to monthly, quarterly and annual sales plans.
Our Technological Platform
Our users access our platform through websites and mobile applications. We design, test and update our websites and applications and develop in-house proprietary solutions, such as our mobile application, AI-powered property search as well as numerous other tools and features. In respect of the development and deployment of software, we have adopted the principles of agile software development methodologies, such as continuous integration and continuous live deployment. We generally tend to use well-known and proven open source tools rather than third-party proprietary tools to eliminate dependency on any third-party vendor.
In view of the rapid pace of technological changes in our industry, such as the increasing use of mobile devices by all participants in the real estate market, we stick to a mobile-first approach that we believe makes finding a new home or office more convenient for our users. Our users mainly access our platform from mobile devices, with the share of mobile in leads to agents and individual sellers increasing from approximately 25.8% in 2018 to approximately 57.9% in 2019 and approximately 63.8% in 2020, according to our estimates based on Google Analytics data. In 2019, we had approximately 13.4 million in average UMV, compared to approximately 16.5 million in average UMV in 2020.
Our mobile application “Cian.ru” is ranked among the top applications on app store-generated lists for lifestyle-related free applications on both the App Store and Google Play in Russia, with average rating of 4.8 in the App Store as of May 2021. As of May 2021, “Cian.ru” was ranked as the #1 mobile application in the “Home” category on Google Play in Russia.
As of the end of 2019 and 2020, the cumulative downloads for our Cian mobile application were approximately 13.3 million and approximately 21.2 million, respectively.
Our mobile applications are predominantly developed internally and partially by software consulting and development companies according to our instructions. We believe that this approach allows us to better control the quality of our applications and promptly respond to evolving user and customer needs. Our mobile applications and mobile versions of our websites are fully functional and support substantially all activities available on the desktop version of our websites. We offer our clients unparalleled services including tools for individuals to find a real estate agent and valuation services which are not supported in our competitors’ mobile applications.
According to SimilarWeb ranking, our “Cian.ru” website had the first position in the “Business and Consumer Services” category in Russia, in the “Real Estate” sub-category. We believe that the satisfaction of our users and customers ultimately rests on the appeal and functionality of our platform. Our technology and product teams spend considerable time and resources upgrading and enhancing our websites and mobile applications. In addition, we maintain a focus on ensuring customer satisfaction through the call center that provides our users and customers support throughout their entire journey.
We have a bespoke customized set of features for different groups of users and customers, and we continue to develop our platform to provide users and customers with a simple and clear interface. We also strive to offer our customers optimal integration capabilities, including adapters for enterprise software integration, application programming interfaces and tool exports. We estimate that our platform is able to handle approximately 10,000 requests per second.

As of December 31, 2020, our services were supported and enhanced by a team of over 200 experienced and dedicated information technology employees, including software engineers, data scientists with strong machine learning experience and system administrators, as well as a product development team of over 60 employees with an in-depth knowledge of information technologies and real estate classifieds business. We also provide ongoing education to our information technology team and product development team to ensure that our team is up to date on new technologies and advances in our markets.
Product Development
Our approach to product development is focused on long-term revenue potential and is modular in structure. In this structure, each product, or key service (such as Mortgage Marketplace) is being developed by a dedicated team (typically including a product leader, several product managers, a tech development team for desktop and mobile channels, and product designers and analysts) and is assessed based on product-specific business metrics (such as, revenue, number of listings, number of completed mortgage applications and mortgages signed, number of valuation requests, amount of subscribing renters, number of leads in rentals, and amount of requests for online transaction services and Home Swap services). While each team generally works independently, we hold weekly meetings across teams to exchange views and synchronize development process. Our integrated service teams, comprising product research specialists, machine learning experts, AI-and data specialists, and back-end infrastructure support, provide support across the product teams.
The chart below represents key steps in our product development approach, including the examples of offerings developed:

1
Foresight sessions
Focus on overarching tech, economy and financial trends
Big picture view:
Where Cian is today
Where we should get to in the future
2
Strategic sessions
Annual product strategy update meetings
Planning horizon 1–3 years
Bottom-up approach cases developed by each product line leader
3
Quarterly updates
Focus on optimizing implementation of annual strategic priorities
4
Weekly sprints
Focus on near term objectives
Lead Generation Model for Developers
Mortgage Marketplace

Intellectual Property and Security
Our Intellectual Property
Our key intellectual property consists of rights to software, databases and trademarks relating to the design and content of our websites, including our brand name and various logos and slogans, and domain names.
Software and databases.   Our main intellectual property assets are our software, including our websites and mobile applications. Although state registration of software and databases with the Russian Federal

Service for Intellectual Property (“Rospatent”) is not mandatory under Russian law, we registered our software and databases, as we believe it provides us with additional protection of our intellectual property rights.
Trademarks.   We own 22 trademarks registered in Russia, of which the most important is the trademark protecting our main brand name “Cian,” valid until March 7, 2028.
Domains.   We own 22 domains, of which most correspond to our main brand. The domains are listed under various generic top-level domains and country code top level domains. The most important generic domains are in the “.ru” zone.
Security and Data Protection
We have built a comprehensive system to protect our, our users and our customers’ data, as it is the backbone of our business. We protect data with a combination of processing procedures and technology tools in accordance with our information security strategy. In addition to our main workforce at the information department, we also have a special manager focused primarily on information security matters.
Our information security team has three areas of focus: product security, infrastructure security and protection of personal data.
To ensure the security of our products, we embed product security in our product teams and strive to ensure that our applications use secure and approved libraries to execute all standard technical functions. We also implement standard secure software development lifecycle tools and approaches for all product development teams, such as requirement and architecture review, static and dynamic application security testing, manual code review and manual security assessment
To protect our infrastructure and workstations, we employ standard security tools, such as network segmentation, intrusion detection systems, firewalls and antivirus software. Our approach to infrastructure security is focused on resilience and defense: we thoroughly examine all systems to ensure we can successfully detect and prevent information security incidents.
We use a combination of technical and organizational measures to ensure the security of our user and customer personal data. We restrict access to personal data, encrypt it in transit, use multiple layers of encryption for sensitive data and employ automatic data retention policies for sensitive personal data. To ensure compliance with personal data laws and regulations, we regularly review changes in the personal data laws and regulatory standards.
Our Employees
Our management believes that a superior user experience can only be created with an engaged and motivated workforce. For our business model to work, we believe that we must retain and attract talented people who can drive the platform and continue to refine, improve and develop our offerings. Hence, we strive to hire the best top-level management talent as well as talented software developers, sales, marketing, content, financial and administrative staff. It is important for us to be a workplace where employees are satisfied, motivated and want to stay, and where talented people are attracted to join. In line with our corporate culture focused on productivity and further development, we offer certain performance-based bonuses to certain employees, such as sales teams and certain members of the management.
As of June 30, 2021 and December 31, 2020 and 2019, we had a total of 756, 551 and 469 employees, respectively. The table below sets out the number of employees by category:

Department	As of June 30,	As of December 31,
	2021(1)	2020	2019
Commercial	239	165	150
Finance	32	26	22
General administration	48	28	33
Human resources	29	22	16
Information Technology	287	219	189
Legal	4	2	1
Marketing	31	26	19
Product	86	63	39
Total	756	551	469

(1)
Including the N1 Group.

As of June 30, 2021, women comprised 42% of our total employee headcount. In addition, we also engage independent contractors for certain services, including for IT development services, moderating services and others. As of December 31, 2020, we had a total of 274 independent contractors.
As required by Russian laws and regulations, we contribute to mandatory employee social benefits plans, including pension and unemployment insurance.
We typically enter into employment agreements, which include confidentiality clauses, with our employees.
Facilities
The principal executive office is located at Elektrozavodskaya Ulitsa, 27, Building 8 Moscow, 107023, Russia. We have leased the certain premises at this property for a term of two years, which we further extended until June 30, 2024.
Competition
Our market is competitive and is characterized by the network effect, in which a high number of listings attracts audience traffic and more traffic, in turn, attracts listings and advertising. Furthermore, the business of providing online real estate services in Russia is becoming increasingly more competitive.
According to Frost & Sullivan Report, the online residential property service market in Russia is concentrated and there are over 4,000 websites with ads for real estate. We face competition from a variety of digital market players and, in the case of primary real estate market, also from offline advertising media, all of which provide platforms and advertising space to customers. Our key competitors are other vertical classifieds platforms (or platforms specializing in a single category of classifieds), which focus on real estate classifieds, such as DomClick, Yandex.Nedvizhimost and Square Meter. Some of these platforms are owned by large Russian banking groups, such as DomClick, which is owned by Sberbank, and Square Meter, which is owned by VTB. Others are owned by large internet companies, such as Yandex.Nedvizhimost, which is owned by Yandex, one of the largest internet companies in Russia. Our key competitors also include horizontal classifieds platforms (or generalist online classifieds platforms that offer listings across various product categories, including real estate), such as Avito and Youla. Some of these platforms are also supported by larger internet companies, for example, Youla is the classifieds platform of Mail.ru Group, and Avito is owned by Naspers. Furthermore, we may also face competition from platforms that offer short-term rentals, such as Airbnb and Booking.com, if these platforms begin placing greater emphasis on more comprehensive real estate offerings that appeal to our current users. For further information, see “Risk Factors—Risks Related to Our Business and Industry—The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.”

Legal Proceedings
We are not currently involved in any material litigation or regulatory actions, the outcome of which would, in our management’s judgment, have a material adverse effect on our financial condition or results of operations, nor are we aware of any such material litigation or regulatory actions threatened against us.
Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this prospectus.
The following summary of our material contracts is not intended to be a complete description of these contracts, and it is qualified in its entirety by reference to the full text of such contracts, which are filed as exhibits to the registration statement of which this prospectus forms a part. We urge you to review these exhibits in their entirety.
The following summary excludes the agreement that we entered in connection with the Credit Facility, which is summarized under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facilities.”
N1 SPA
On December 22, 2020, we, through our subsidiary Mimons Investments Limited, entered into a share purchase agreement for the sale and purchase of the entire share capital of the N1 Group (the “N1 SPA”) with the shareholders of N1, comprising Hearst Shkulev Digital Regional Network B.V. (“HSDRN BV”) and three private individuals (together with HSDRN BV, the “Sellers” and, each individually, a “Seller”), as well as HS Holding B.V., Limited Liability Company “HS Publishing,” Limited Liability Company “Hearst Shkulev Media” and Limited Liability Company “InterMediaGroup,” acting as guarantors for some of the Sellers. Pursuant to the N1 SPA, we acquired 100% ownership of the N1 Group through the purchase of the entire share capital of N1.RU LLC.
The total consideration for the N1 Acquisition was RUB 1,785 million and was provided to us through an equity injection by our shareholders. The N1 Acquisition closed on February 5, 2021.
Under the N1 SPA, subject to certain de minimis exceptions, the Sellers are subject to standard non-compete and non-solicitation obligations.
Pursuant to the N1 SPA, a Seller is not liable for any claim under the N1 SPA unless we provide a notice: (i) in respect of any claim for breach of a Fundamental Warranty or the Title Indemnity, as defined under the N1 SPA, no later than three (3) years following the Completion Date; (ii) in respect to any Tax Claim, as defined under the N1 SPA, no later than the last day of the third full calendar year following the Completion Date, subject to some de minimis exceptions; and (iii) in respect to any other claims, no later than eighteen (18) months following the Completion Date.
For the risks related to the N1 Acquisition, see “Risk Factors—Risks Related to the N1 Acquisition.”

INDUSTRY
Introduction
Russian Macroeconomic Backdrop
Russia is the fifth largest economy in Europe in terms of nominal GDP, which totaled approximately $1.5 trillion in 2020, according to the IMF, and the ninth most populous country globally with a population of approximately 146.2 million as of January 1, 2021, according to Rosstat. Russia has the highest GDP per capita among the BRIC countries in 2020 based on purchasing power parity, according to the IMF.
The IMF expects the Russian economy to return to growth in 2021 after the global recession in 2020 triggered by COVID-19. Real GDP is forecasted to grow at a CAGR of approximately 3.2% from 2021 to 2023, according to the IMF, accompanied by real disposable income growth at a CAGR of approximately 2.6% over the same period (source: Frost & Sullivan Report). The recovery of the Russian economy is expected to be driven by strong oil prices, increasing household consumption and continued government measures and stimulus to support the economy. The Russian economy demonstrated a higher resilience to the impact of COVID-19 and the global recession in 2020 as compared to major developed countries, with real GDP in Russia contracting by 3.0% in 2020 according to Rosstat. This compares favorably against key developed countries with 2020 real GDP contracting by 3.5% in the U.S., 9.9% in the U.K. and 4.9% in Germany, according to the IMF.
Current macroeconomic conditions in Russia are favorable for the real estate market due to recovering consumer incomes, stability in the labor market, with unemployment rate of 5.6% in January-March 2021, and a low interest rates environment bolstering capital investments. Starting in February 2015, the CBR initiated a period of dovish monetary policy with gradual reductions in the key interest rate, with the CBR’s proactive policy aimed at supporting the Russian economy during the global recession in 2020, which resulted in the lowest interest rates since 1992, according to the CBR. Starting in March 2021, the CBR made a series of key rate increases from 4.25% in February 2021, to 7.5%% in October 2021, however, the key rate still remains significantly lower compared to historical levels.
The below table summarizes the key Russian macroeconomic indicators:
Key Russian Macroeconomic Indicators
	2016	2017	2018	2019	2020	2021F	2022F	2023F	2024F	2025F
Real GDP YoY growth (%)	0.2%	1.8%	2.8%	2.0%	(3.0)%	3.8%	3.8%	2.1%	1.8%	1.8%
Consumer Price Index YoY growth (%)	5.4%	2.5%	4.3%	3.0%	4.9%	4.5%	3.4%	3.8%	4.0%	4.0%
Real Disposable Income YoY growth (%)	(4.5)%	(0.5)%	0.1%	1.0%	(3.5)%	3.0%	2.4%	2.5%	2.6%	2.8%

Source:   IMF, Frost & Sullivan Report, Rosstat
Internet Adoption in Russia
Internet penetration in Russia has increased rapidly over the last decade driven by economic growth, substantial investments in broadband infrastructure, increasing affordability of personal computers and growing ownership of smartphones. Today, the internet audience in Russia is the largest among European countries and the sixth largest in the world, with approximately 115 million individuals accessing the internet in 2020, according to Frost & Sullivan. In 2020, Russia had relatively high internet and smartphone penetration rates of approximately 82% and 79%, respectively (source: Frost & Sullivan Report), which is comparable to many developed markets. The development, in parallel, of a diverse array of digital media, e-commerce websites and mobile apps has promoted the use of the internet as a fixture of Russian consumers’ lifestyles, resulting in rapidly increasing the amount of time Russian consumers spend online and on mobile devices. This trend is having an increasing influence on the allocation of marketing budgets. The share of online advertising as a portion of total advertising expenditures in Russia has increased from 38%

in 2016 to 53% in 2020, according to Association of Russian Communications Agencies. The below charts represent the comparison of GDP and internet usage in Russia to other relevant markets, as well as comparisons of internet penetration by country and possession of smartphones by country:

Sources:   Frost & Sullivan Report (Number of Internet Users), IMF (population, GDP per capita)

Source:   Frost & Sullivan
(1)
% of households.

Russian Real Estate Market, Historical Developments and Prospects
Size of Russian Real Estate Market
Frost & Sullivan estimates the size of the Russian real estate market as the value of all purchase/sale and rental transactions, including both residential and commercial properties. According to Frost & Sullivan, the Russian real estate market reached RUB 17,210 billion in 2020 compared to RUB 12,431 billion in 2016, implying a CAGR of 8.5% for the period. The market continued growing throughout the COVID-19 pandemic despite the recession in 2020. The following table sets out the evolution of the value of the Russian real estate market:
Russian real estate market dynamics
Metric	2016	2017	2018	2019	2020	CAGR 2016 – 20
Value of Russian real estate market (RUB Bn)	12,431	12,772	14,762	16,122	17,210	8.5%

Source:   Frost & Sullivan Report

According to Frost & Sullivan projections, the Russian real estate market is set to reach approximately RUB 25,556 billion by 2025, representing a CAGR of 7.8% (2021 – 2025), driven by several fundamental factors including:
•
Interest rates on mortgage loans close to all-time lows;

•
Economic recovery with growing consumer income and stable labor market with low unemployment rate;

•
Obsolete existing housing stock and living space undersupply;

•
Continued government programs incentivizing demand for residential real estate and supply of new residential properties; and

•
Negative real interest rates on savings accounts making investments into real estate property increasingly more attractive for Russian consumers.

The following table outlines the forecast for the Russian real estate market:
Russian Real Estate Market Forecast
	2020	2021F	2022F	2023F	2024F	2025F	CAGR 2021 – 25F
Value of Russian real estate market RUB Bn	17,210	18,933	20,642	22,339	23,989	25,556	7.8%

Source:   Frost & Sullivan Report
Interest Rates on Mortgage Loans Close to All-Time Lows in Russia
Mortgage lending is one of the major drivers of the residential real estate market in Russia. According to Frost & Sullivan, 45% of all transactions in primary and secondary residential real estate in Russia in 2020 involved mortgage financing. This share increased 1.7x from 27% in 2016, according to Frost & Sullivan. The following table sets out the changes in the share of residential property transactions in Russia:
Share of Residential Property Transactions Involving Mortgage Financing
	2016	2017	2018	2019	2020
Share of residential property transactions involving mortgage	27%	35%	41%	37%	45%

Source:   Frost & Sullivan Report
Over the last four years, the mortgage lending market in Russia has been growing substantially with total value of issued mortgage loans expanding at a CAGR of 30.4% from 2016 – 2020. Key drivers of this growth included (i) gradual reduction of interest rates on mortgage loans as a result of the CBR’s dovish monetary policy and (ii) government stimulus programs subsidizing mortgage lending.
The following table sets forth the volume of mortgage loans issued and the weighted-average interest rate on ruble denominated mortgage loans:
Mortgage Market Dynamics
	Year ended December 31,
	2016	2017	2018	2019	2020	CAGR 2016 – 20
Value of issued mortgage loans, RUB Bn	1,472	2,021	3,012	2,848	4,260	30.4%
Average interest rate for issued mortgage loans (%)	12.5%	10.6%	9.6%	9.9%	7.6%

Sources:   DOM.RF, Frost & Sullivan Report

The period of the CBR’s dovish monetary policy that started in February 2015 and continued until March 2021 has resulted in historically low interest rates, with key interest rates declining by 12.75% in February 2015 to 4.25% in February 2021. The average interest rate on new mortgage loans declined from 14.2% (for newly issued mortgage loans) to 7.2% (combined for both primary and secondary residential real estate) over the same period of time. In March 2021, the CBR started a series of key rate increases, which resulted in the key rate growing from 4.25% in February 2021 to 7.5% in October 2021. Despite these key rate increases, average mortgage rates remained relatively resilient, changing by 0.58% since February 2021 to 7.78% as of September 2021.
Mortgage market growth accelerated in 2020, largely as a result of a new government-subsidized mortgage lending program as part of the anti-COVID-19 fiscal response. In April 2020 the Russian government introduced a new stimulus, “Program 6.5%,” allowing borrowers to obtain a mortgage loan at an interest rate of 6.5% or lower for newly built apartments, to incentivize demand and support the Russian economy during the global recession triggered by COVID-19. The program applied to mortgage loans up to RUB 12 million for primary residential properties in Moscow, the Moscow region, St. Petersburg and the Leningrad region, and up to RUB 6 million in other regions. On July 1, 2021 the program was prolonged for one year with revised conditions. The threshold for interest rates on mortgage loans under the new program increased to 7.0%, while the maximum mortgage amount was reduced to RUB 3 million across all regions.
Other government stimulus programs introduced over the last three years to support mortgage lending in Russia include a family mortgage program, a Far Eastern mortgages program, and a rural mortgages program.
Family mortgages.
Launched in 2018, the program offered mortgage loans at interest rates of 6% or lower to families with two or more children. The program applied to mortgages of up to RUB 8 million in Moscow, the Moscow region, Saint Petersburg and the Leningrad region and RUB 3 million in other regions. Initial terms of the program allowed users to receive such mortgages for primary real estate apartments only, but in April 2021 the program was extended to construction of residential houses. In June 2021, the government decided to expand the program to cover families with one child and increased the maximum mortgage amount to RUB 12 million in Moscow, the Moscow region, Saint Petersburg and the Leningrad region and RUB 6 million in other regions.
Far Eastern mortgages.
Launched in 2019, the program incentivizes young families to buy residential properties in the Far East. The program allows users to obtain mortgage loans up to RUB 6 million at a 2% interest rate.
Rural mortgages.
Launched in 2020, the program offers mortgage loans for residential properties in rural locations at an interest rate of 3%. The program applies to mortgages of up to RUB 5 million in the Leningrad region, Yamalo-Nenets Autonomous District and the Far East, and up to RUB 3 million in other regions.
Obsolete Existing Housing Stock and Living Space Undersupply
According to Frost & Sullivan, undersupply on the Russian real estate market will be one of the factors driving primary real estate market growth and property prices.
Existing Russian residential housing stock includes a substantial amount of aging or obsolete stock dating from the Soviet era. 32% of the total residential housing space in Russia was commissioned before 1970, while 38% was built between 1970 and 1995 (as of December 31, 2018 (latest available data)).
According to Rosstat, as of December 31, 2020, the total area of residential real estate stock in Russia was approximately 27 square meters per capita. This is considerably lower compared to 40 – 80 square meters per capita stock in developed countries, according to DOM RF.

Government Stimulus Programs
Over the last decades, the Russian government incentivized demand for residential real estate and supply of new residential properties in order to mitigate the shortage of living space per capita through the introduction of other stimulus programs. The key initiatives include the following:
Stimulus Programs Incentivizing Demand:
•
Maternity capital.   Launched in January 2007, the program offers financial compensation for each first or subsequently born or adopted child. The funds can be spent on family housing, including as a down payment for a mortgage. In 2021, the “maternity capital” payment amounts to RUB 483.9 thousand for the first child and RUB 639.4 thousand for the second child, according to the Pension Fund of the Russian Federation. Payments under the maternity capital program are currently envisaged until 2026.

•
Young family program.   The federal program subsidizes house purchases for new families (where both spouses are below 35 years old). The government provides 30% of the calculated (according to program regulations) house price for children-free families and 35% for families with children. The funds may be used for house purchase as well as construction, mortgage down-payment or prepayment.

Programs to Address Living Space Undersupply and Reduce Obsolete Housing Stock:
•
Government program “Providing affordable and comfortable housing and utilities for citizens of the Russian Federation.”   In 2017 the Russian government approved a new program for 2018 – 2030 aimed at improving housing conditions through subsidizing capital repair of residential properties, as well as incentivizing construction of new properties with the major goal of achieving the construction of 120 million square meters of new residential properties per annum by 2030. The total approved financing for the program for 2021 – 2025 is approximately RUB 1.9 trillion according to the Russian Government decree of December 30, 2017 No. 1710.

•
Moscow housing renovation program.   Launched in 2018, the program aims to relocate over one million Moscow citizens from older buildings constructed in the 1950s and 1960s to newly built apartments. Over 350,000 new residential apartments with a total area exceeding 20 million square meters are envisaged to be built under the program by 2032. Over 5,000 old residential buildings are expected to be demolished.

A similar renovation program has been underway in Saint Petersburg since 2008. In 2020, the Russian government introduced a law regulating voluntary participation in renovation program across the entirety of Russia.
Negative Real Interest Rates on Savings Accounts
Real interest rates on savings accounts in Russia have been declining over the last years and, in 2020, entered a negative territory. According to the CBR, average interest rates on individuals’ savings accounts, for a period of more than one year, were 4.20% in March 2021 as compared to 5.79% annualized CPI in the same period.
As a result of this trend, the opportunity cost of holding money in savings accounts has increased, bolstering investment demand for residential and commercial properties.
Russian Real Estate Market Verticals
Frost & Sullivan differentiates three key verticals of Russian real estate market:
•
Secondary residential real estate vertical:   includes purchase and sale and rental of secondary residential properties.

•
Primary residential real estate vertical:   includes purchase and sale of primary residential properties.

•
Commercial real estate vertical:   includes purchase and sale and rental of commercial properties.

Secondary residential real estate is the largest vertical accounting for 69% of the total market in value terms in 2020, according to Frost & Sullivan. Primary residential real estate is the second largest vertical, accounting for 24% of the market in value terms in 2020, with commercial real estate being the smallest vertical amounting to approximately 7% of the market in 2020. Historically, the primary residential real estate market was the fastest growing vertical; its total value reached RUB 4,131 billion in 2020 compared to RUB 2,556 billion in 2016 implying a CAGR of 12.7%.
Commissions of new residential properties in Russia reached 82.2 million square meters in 2020, largely driven by reduced mortgage rates coupled with the government’s household support packages, including mortgage subsidies, from the demand side, and programs to mitigate living space undersupply and renovate old housing stock, from the supply side. The following table measures the commissioning of new residential properties in Russia per square meter:
Dynamics of Commissioning of New Residential Properties in Russia
	Year ended December 31,
	2016	2017	2018	2019	2020	CAGR 2016 – 20
Commissioning of new residential properties (MM sq. m.)	80.2	79.2	75.7	82.0(1)	82.2	0.6%

Source:   Rosstat
(1)
Starting from 2019, includes commissioning of residential properties built on territories designed for gardening (since January 1, 2019 Russian legislation allows residency registration for these territories)

The primary residential real estate market is projected to lead market growth in the near future at an estimated 2021 – 2025 CAGR of approximately 8.6%, according to Frost & Sullivan. Secondary and commercial real estate markets are projected to grow at a CAGR of 7.6% and 6.4%, respectively, for the same period. The following tables summarizes the dynamics of the number of transactions in the Russian real estate market and different verticals of the Russian real estate market:
Dynamics of Number of Transactions on the Russian Real Estate Market
	Year ended December 31,
	2016	2017	2018	2019	2020	2021F	2022F	2023F	2024F	2025F	2016 – 20 CAGR	2021 – 25 CAGR
Total residential	2,960	2,871	3,196	3,223	3,253	3,368	3,476	3,569	3,646	3,705	2.4%	2.4%
Secondary real estate residential vertical(1)	2,258	2,172	2,400	2,440	2,489	2,578	2,657	2,724	2,779	2,821	2.5%	2.3%
Primary real estate residential vertical	702	699	797	783	764	790	819	845	867	884	2.1%	2.8%

(1)
Sale and purchase transactions (excl. rental)

Dynamics of Different Verticals of the Russian Real Estate Market
	Year ended December 31,
	2016	2017	2018	2019	2020	2021F	2022F	2023F	2024F	2025F	2016 – 20 CAGR	2021 – 25 CAGR
Secondary residential real estate (RUB Bn)	8,928	8,966	10,153	11,112	11,868	13,046	14,199	15,342	16,454	17,513	7.4%	7.6%
As % of total	72%	70%	69%	69%	69%	69%	69%	69%	69%	69%
Primary residential real estate (RUB Bn)	2,556	2,778	3,530	3,883	4,131	4,581	5,041	5,500	5,947	6,369	12.7%	8.6%
As % of total	21%	22%	24%	24%	24%	24%	24%	25%	25%	25%
Commercial real estate (RUB Bn)	946	1,028	1,079	1,128	1,212	1,307	1,403	1,498	1,589	1,675	6.4%	6.4%
As % of total	8%	8%	7%	7%	7%	7%	7%	7%	7%	7%
Total market (RUB Bn)	12,431	12,772	14,762	16,122	17,210	18,933	20,642	22,339	23,989	25,556	8.5%	7.8%

Source:   Frost & Sullivan Report
Regional Breakdown of Russian Real Estate Market
The value of real estate markets in Russia differs significantly across regions, due to differences in the size of total regional population, prices of real estate, as well as income levels. According to Frost & Sullivan, Moscow and the Moscow region amounted to, approximately, a 36% share of the Russian real estate market by value in 2020, with a 31% share in the secondary residential real estate vertical, a 45% share in the primary residential real estate vertical and a 63% share in the commercial real estate vertical. The second largest region in terms of value of the real estate market is Saint Petersburg and the Leningrad region, accounting for approximately 9% of the total Russian real estate market. Novosibirsk and Ekaterinburg, the third and fourth largest cities in Russia, each amounted to approximately 2% of total Russian real estate market by value in 2020.
According to Frost & Sullivan, Moscow, with RUB 237 thousand, had the highest average price per square meter on the secondary real estate market in 2020, while Saint Petersburg, Novosibirsk and Ekaterinburg had RUB 139.2 thousand, RUB 77.7 thousand and RUB 76.6 thousand, respectively. The average price per square meter on the secondary real estate market in Russia, for cities with a population of not less than 100 thousand, was RUB 80.7 thousand in 2020. The following table outlines the structure of the Russian real estate market:
Structure of Russian Real Estate Market (2020)
	Secondary residential real estate		Primary residential real estate		Commercial real estate		Total real estate market
Region / Metric	Value, RUB Bn	Share of total, %	Value, RUB Bn	Share of total, %	Value, RUB Bn	Share of total, %	Value, RUB Bn	Share of total, %
Moscow and the Moscow region	3,651	31%	1,854	45%	769	63%	6,273	36%
St. Petersburg and the Leningrad region	829	7%	580	14%	85	7%	1,494	9%
Ekaterinburg	189	2%	137	3%	25	2%	351	2%
Novosibirsk	146	1%	125	3%	25	2%	295	2%
Other regions	7,053	59%	1,435	35%	309	25%	8,796	51%
Total	11,868	100%	4,131	100%	1,212	100%	17,210	100%

Source:   Frost & Sullivan Report

Russian Real Estate Market Participants
Home Buyers
A home buyers’ key objectives in a real estate transaction are finding and buying the right object in an efficient and safe manner. Potential home buyers use digital property portals to become better informed about relevant properties for sale, insights on the property market and to get inspiration for their current or future home. As buyers start thinking about buying a new home, they also want to find out more about mortgages, home insurance and other services that are part of the buying process.
Home Sellers
Maximizing the value from their property transaction through a fast and smooth process are the main goals for most home sellers. The seller has a high incentive to engage a professional real estate agent in the property sale. According to Frost & Sullivan, most sellers in Russia usually consult with real estate agencies and/or agents to sell their properties.
Real Estate Agencies and Agents
Real estate agencies in Russia vary widely in size and comprise both large federal or regional agencies at one end of the spectrum and small, often single-agent operations, at the other. According to Frost & Sullivan estimates, there were approximately 15 thousand agents working at large real estate agencies (with headcount of more than 90 agents per agency), approximately 140 thousand agents working at medium-sized real estate agencies (with headcount of 6-89 agents per agency), and approximately 55 thousand agents who either work at small agencies (with headcount of 3-5 agents) or acting as independent individual agents in 2020. According to the Frost & Sullivan Report, approximately 75% of sale and purchase transactions within the secondary residential property market involved real estate agencies or agents.
Real Estate Developers
The largest professional construction and real estate companies (real estate developers) in Russia are PIK, Setl Group, LSR and INGRAD. Their sales processes are different to the secondary market due to, for example, the amount of identical properties for sale at the same time from a single large development project, and the fact that the property sale process usually runs for several years. The ability to effectively reach a wide and relevant audience in the marketing process is important for real estate developers as they try to de-risk their project portfolio. They use property classifieds as part of their marketing efforts to build their brand and inform the market about their upcoming projects and new builds for sale. Part of developers’ advertising budgets is allocated to the services of advertising agencies, which also use online real estate classifieds to promote developers’ projects and new builds.
The chart below illustrates top-10 largest Russian real estate companies by residential space commissioned in 2020:
Top-10 of Russian Real Estate Developers by Commissioned Residential Properties 2020 (‘000 sq. m)

Source:   portal “United Resource for Developers (ERZ.RF)”
Our Total Addressable Market
We define our market opportunity in terms of a total addressable market (“TAM”) over the long-term. Based on Frost & Sullivan estimates, in 2020 our TAM comprised approximately RUB 472 billion, which includes:
•
Real estate agents’ commissions pool of approximately RUB 320 billion estimated by Frost & Sullivan as the percentage commissions applied to the total value of real estate transactions intermediated by agents in Russia. We address this market through (i) our core classifieds business, as agents spend part of their commissions revenue on properties advertising through our platform, as well as (ii) through development of our end-to-end platform covering services traditionally carried out by agents.

•
Primary real estate advertising market of approximately RUB 63 billion comprising advertising budgets of real estate developers in Russia. We address this market through our core classifieds business, as developers in Russia allocate part of their advertising budgets to promote new builds and projects through online real estate classifieds platforms.

•
Mortgage customer acquisition market of approximately RUB 85 billion comprising Russian banks’ spend on attracting new mortgage borrowers. Frost & Sullivan estimates this spend to be approximately 2% of the total value of new mortgages issued in Russia. We address this market through our mortgage marketplace, as our partner banks use it to attract new borrowers.

•
Online transaction services market comprising revenues of online services for document preparation and signing, legal checks, and notary and state registration. This market is only starting to emerge in Russia and has significant growth potential, according to Frost & Sullivan. Frost & Sullivan’s indicative assessment of this market in 2020 is approximately RUB 4 billion. We are planning to address this emerging opportunity through Online Transaction Services, which we launched in 2021.

Russian Real Estate Advertising Market
Overview, Historical Developments and Prospects
The Russian real estate advertising market comprises online classifieds platforms, real estate agents’ and real estate developers’ own websites, other property portals, non-property websites, online social media as well as offline advertising that mainly includes newspapers, TV and outdoors ads. According to Frost & Sullivan, the total real estate advertising expenditure in Russia amounted to approximately RUB 76 billion in 2020, of which approximately RUB 14 billion (18%) and approximately RUB 26 billion (35%) were related to online classifieds and other digital marketing channels. Frost & Sullivan expects the total real estate advertising market in Russia to grow at approximately 12.5% CAGR in 2021 – 2025.
According to Frost & Sullivan, the combination of continued migration of advertising to online media, higher efficiency of online classifieds platforms compared to other advertising channels and substantial room for gradual increases in monetization will drive the continued growth of the online classifieds channel’s share of total real estate advertising spend. This trend will be further enhanced by value added services and features designed to boost the search ranking and prominence of online advertisements on real estate classifieds platforms. As a result, the share of online real estate classifieds in total real estate advertising spend in Russia is expected to grow from 18% in 2020 to approximately 34% in 2025, based on Frost & Sullivan estimates. Frost & Sullivan expects the online real estate classifieds market to grow at a CAGR of approximately 26.8% in 2021 – 2025 compared to a CAGR of 24.0% in 2016 – 2020, demonstrating slight acceleration following the post-COVID-19 market rebound. According to Frost & Sullivan, lower CAGR in 2016 – 2020 compared to projected growth is largely due to market growth slowdown in 2020 as a result of the impact of COVID-19.
The table below illustrates the evolution of real estate advertising spend in Russia with breakdown by online and offline channels.

Real Estate Advertising Spend in Russia by Channel
	Year ended December 31,
(RUB Bn)	2016	2017	2018	2019	2020	2021F	2022F	2023F	2024F	2025F	2016 – 20 CAGR	2021 – 25 CAGR
Online classifieds	5.8	7.6	9.9	12.5	13.6	18.2	23.3	29.7	37.7	47.1	24.0%	26.8%
as % of total	13.8%	16.0%	16.2%	18.0%	18.0%	21.0%	23.7%	26.8%	30.3%	33.9%
Other digital channels	12.9	15.1	20.2	23.5	26.4	31.6	37.5	43.5	49.7	56.0	19.6%	15.4%
as % of total	31.2%	31.8%	33.0%	33.6%	34.9%	36.5%	38.1%	39.3%	39.9%	40.3%
Offline channels	22.8	24.8	31.2	33.8	35.6	36.8	37.6	37.7	37.1	35.7	11.8%	(0.7)%
as % of total	55.0%	52.3%	50.8%	48.4%	47.0%	42.5%	38.2%	34.0%	29.8%	25.8%
Total	41.5	47.5	61.3	69.8	75.6	86.6	98.4	110.9	124.4	138.8	16.2%	12.5%

Source:   Frost & Sullivan Report
Similar to the overall real estate market, the real estate advertising market in Russia can be naturally split into secondary, primary and commercial real estate advertising verticals. The size of each vertical of the real estate advertising market is largely defined by the real estate agents’ and real estate developers’ marketing budgets. The latter varies depending on the value, volume and type of the real estate developer’s transactions, which ultimately impacts the size of real estate agents’ commissions in the secondary and commercial real estate verticals and real estate developers’ budgets in the primary real estate vertical.
Secondary Real Estate Advertising Market
Real estate agents play a central role in the secondary housing advertising market in Russia. According to Frost & Sullivan, approximately 75% of transactions with secondary residential property in 2020 involved real estate agencies or agents. Importantly, agencies or agents in Russia do not have exclusivity and, as a result, a single property can be advertised by several agents and often is listed on multiple advertising platforms.
Real estate agents’ commissions and costs structure:   The primary source of income for real estate agents is the agent commission that is typically paid by the seller or landlord. In Russia, real estate agent commissions for properly sale normally vary from 2% to 3.5% of the properly value, whereas commissions in rental vertical usually constitute approximately 55% of the monthly rental rate on average, according Frost & Sullivan. In relative terms, commissions charged by real estate agents in Russia are broadly in line with commissions charged by real estate agents in developed markets (according to Frost & Sullivan).
According to Frost & Sullivan, real estate agents’ commissions from rental and sales transactions in the secondary housing market in Russia represented approximately RUB 258 billion in 2020, RUB 208 billion of which is derived from agency fees earned on residential sales transactions and RUB 50 billion from residential rental transactions. Frost & Sullivan estimates the real estate agents’ commissions pool in the secondary real estate market to grow at approximately 7.7% CAGR in 2021-25, reaching approximately RUB 383 billion in 2025, largely driven by the overall Russian real estate market growth.
Advertising Market Size and Outlook:   According to Frost & Sullivan, the advertising market in the secondary residential real estate market in Russia amounted to RUB 9.1 billion in 2020, of which 91% was attributable to online real estate classifieds. Similar to other markets, high popularity of online classifieds in Russia compared to offline marketing channels is explained by the multiple advantages of digital classifieds platforms. While offline classifieds media and other offline advertising channels tend to be local and lack the breadth of market information, online real estate classifieds engage with a large and qualified audience while being, at the same time, much more cost-effective at generating qualified sales leads. Taking into account leads conversion into actual transactions, cost efficiency of online real estate classifieds is exceptionally high with estimated return on investment (ROI) of 15.8x in 2021, according to Frost & Sullivan.
Nevertheless, in contrast to developed markets, online real estate classifieds in Russia are significantly under-monetized and comprise a small portion of real estate agents’ commissions. According to Frost &

Sullivan, Russian real estate agencies and agents allocated approximately 3.3% of their revenue to marketing in 2020 as compared to 16.0%, 12.9%, 10.4% and 9.9% in the U.S., U.K., Germany and Australia, respectively.
The chart below illustrates online classifieds spend as a percentage of real estate agents’ commissions for Russia and other markets:
Online Classifieds Spend as a Percentage of Agents’ Commissions by Country (2020)(1)

Source:   Frost & Sullivan Report
(1)
Includes commissions and advertising spend in secondary and commercial real estate verticals for Russia

According to Frost & Sullivan, online classifieds platforms in Russia will continue to increase base prices per basic listing, deepen value-added services (VAS) penetration and introduce subscription models that ultimately will drive increased monetization of these platforms. This trend will come in line with developed market precedents. For example, subscription model proliferation occurred in developed markets several years ago, with Scout24 introducing a subscription model in 2014 in Germany and, most recently, Hemnet launching its first subscription product for real estate agents in 2018 in Sweden. Expansion of services offerings, in parallel, will extend the value proposition of digital real estate classifieds in Russia beyond providing a highly liquid marketplace, thereby offering real estate agents, home sellers and landlords multiple options to enhance the effectiveness of their listings and providing them with real-time market insights. As a result of these trends, Frost & Sullivan expects the online classifieds market in the secondary housing vertical in Russia to grow from RUB 8.3 billion in 2020 to approximately RUB 29.6 billion in 2025, implying a 27.5% 2021 – 25 CAGR. The table below sets out the advertising market size in the Russian secondary real estate market:
Advertising Market Size in Secondary Real Estate Market in Russia
	Year ended December 31,
(RUB Bn)	2016	2017	2018	2019	2020	2021F	2022F	2023F	2024F	2025F	CAGR 2016 – 21	CAGR 2021 – 25
Real estate agents’ commissions	196.2	197.7	222.8	243.9	258.4	284.6	310.0	335.2	359.8	383.4	7.1%	7.7%
Total real estate agents’ spend on marketing	3.7	5.2	6.8	8.6	9.1	12.2	15.8	20.0	25.3	31.7	25.1%	26.8%
Real estate agents’ spend on online classifieds	3.3	4.6	6.1	7.8	8.3	11.2	14.6	18.5	23.5	29.6	25.8%	27.5%
Real estate agents’ spend on other advertising channels	0.4	0.5	0.7	0.8	0.8	1.0	1.3	1.5	1.8	2.1	19.0%	18.6%

Source:   Frost & Sullivan Report

Regional Breakdown of Secondary Housing Advertising Market.   The secondary advertising market in Russia is highly concentrated in the top-4 most populous regions, accounting for 44% of the total Russian market. Moscow and the Moscow region is by far the largest market with a 34.3% share. St. Petersburg (including the Leningrad region), Ekaterinburg and Novosibirsk accounted for 7.3%, 1.3% and 1.0% in 2020, respectively. The table below is a regional break-down of the secondary real estate and online real estate classifieds markets:
Secondary Real Estate Advertising and Online Real Estate Classifieds Markets Breakdown by Region in 2020
	Real estate advertising market		Online real estate classifieds market
Region / Metric	Value, RUB Bn	Share of total, %	Value, RUB Bn	Share of total, %
Moscow and the Moscow region	3.1	34.3%	2.9	34.3%
St. Petersburg and the Leningrad region	0.7	7.3%	0.6	7.3%
Ekaterinburg	0.1	1.3%	0.1	1.3%
Novosibirsk	0.1	1.0%	0.1	1.0%
Other regions	5.1	56.0%	4.7	56.0%
Total	9.1	100.0%	8.3	100.0%

Source:   Frost & Sullivan Report
Primary Real Estate Advertising Market
In contrast to the secondary real estate advertising market, real estate agents play a smaller role in primary real estate advertising in Russia, which is mostly driven by real estate developers’ marketing expenditures. According to Frost & Sullivan, developers in Russia are starting to more actively utilize marketing channels to build their brand, inform the market about upcoming projects, advertise new builds for sale and eventually acquire a larger customer base. With growing nominal consumer incomes, declining mortgage rates and, as a result, increasing affordability of housing in Russia, prices for real estate are no longer the only driver of consumer choices, with marketing becoming increasingly more effective in impacting home buyers’ decisions. According to Frost & Sullivan, real estate developers’ total spend on marketing grew at a CAGR of 14.9% in 2016 – 20 (from RUB 36.4 billion in 2016 to RUB 63.4 billion in 2020), and is expected to continue its growth at a CAGR of 8.7% in 2021 – 2025, totaling approximately RUB 98.6 billion in 2025 driven by developers’ willingness to allocate higher budgets to marketing and overall primary real estate market growth.
Developers in Russia use a more diverse span of marketing channels compared to real estate agents, with approximately 45% of their marketing spend in 2020 attributable to digital marketing, including online classifieds, social media and context advertising, and approximately 55% attributable to offline marketing campaigns, including TV and banner adverting, among other channels, according to Frost & Sullivan. In 2020 online classifieds accounted for 5% in this structure.
The figure below illustrates developers’ marketing budgets breakdown by channel:
Structure of Developers’ Marketing Budgets in 2020

Source:   Frost & Sullivan Report
While still allocating budgets to relatively expensive offline campaigns such as banner advertising and TV in order to increase overall brand awareness, the core of real estate developers’ marketing strategy in Russia, according to a survey conducted by Frost & Sullivan, is targeted marketing that results in high quality leads generation. Conversely, offline channels, such as banner advertising, are highly localized, whereas TV is not targeted at all (source: Frost & Sullivan). According to Frost & Sullivan, ubiquitous internet adoption in Russia and the increasing time consumers spend online make digital advertising increasingly more attractive for real estate developers, allowing them to target a broader audience, ultimately increasing the cost efficiency of advertising campaigns. As a result, Frost & Sullivan estimates real estate developers’ marketing budgets to migrate into digital channels, with the share of online marketing growing from approximately 45% in 2020 to approximately 65% in 2025.
Within digital channels, online classifieds are increasingly generating high quality leads for developers, according to Frost & Sullivan. We believe that constantly improving advertising functionality and the growing popularity of online classifieds platforms among property searchers allows developers to leverage online classifieds’ broad, and yet targeted, audience to deliver effective marketing and branding campaigns through display advertising and other tools that result in substantial returns. As a result, Frost & Sullivan expects the share of online real estate classifieds to grow from approximately 5% in 2020 to approximately 11% in 2025. Coupled with growing developers advertising budgets, this will result in a growing spend on online real estate classifieds in primary housing vertical. Frost & Sullivan estimates this to grow at a CAGR of 27.8% from 2021 – 2025 (from RUB 2.9 billion in 2020 to approximately RUB 10.4 billion in 2025). The figures below illustrate the evolution of developers’ adverting budgets breakdown in relative and absolute terms.
The following charts outline the structure of real estate developers’ budgets in absolute and relative terms:
Developers’ Advertising Budgets’ Structure in Absolute Terms

Developers’ Advertising Budgets’ Structure in Relative Terms

Source: Frost & Sullivan Report
Regional Breakdown of Primary Housing Advertising Market
The value of the primary real estate advertising market in Russia differs materially by region, with the top-4 most populous regions accounting for 77% of the market. According to Frost & Sullivan, the primary real estate advertising market in Moscow and the Moscow region, Saint Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, comprised RUB 37.1 billion, RUB 8.7 billion, RUB 1.7 billion and RUB 1.6 billion in 2020, respectively. The following table sets forth the regional breakdown of the Russian primary real estate advertising and online real estate classifieds markets:
Primary Real Estate Advertising and Online Real Estate Classifieds Markets Breakdown by Region in 2020
	Real estate advertising market		Online real estate classifieds market
Region / Metric	Value, RUB Bn	Share of total, %	Value, RUB Bn	Share of total, %
Moscow and the Moscow region	37.1	58.5%	1.7	58.5%
St. Petersburg and the Leningrad region	8.7	13.7%	0.4	13.7%
Ekaterinburg	1.7	2.7%	0.1	2.7%
Novosibirsk	1.6	2.5%	0.1	2.5%
Other regions	14.3	22.6%	0.7	22.6%
Total	63.4	100.0%	2.9	100.0%

Source:   Frost & Sullivan Report
Commercial Real Estate Advertising Market
According to Frost & Sullivan, the Russian commercial real estate advertising market totaled RUB 3.0 billion in 2020 and is set to grow at a CAGR of 22.2% in 2021-2025, reaching approximately RUB 8.6 billion in 2025, driven by growing online classifieds monetization and commercial real estate agents’ commissions pool.

Advertising Market Size in Commercial Real Estate Vertical in Russia
	Year ended December 31,
(RUB Bn)	2016	2017	2018	2019	2020	2021F	2022F	2023F	2024F	2025F	CAGR 2016 – 21	CAGR 2021 – 25
Real estate agents’ commissions	47.9	52.0	54.6	57.0	61.2	65.9	70.7	75.5	80.1	84.4	6.3%	6.4%
Total real estate agents’ spend on marketing	1.3	1.6	2.0	2.7	3.0	3.8	4.8	5.8	7.1	8.6	23.6%	22.2%
Real estate agents’ spend on online classifieds	1.0	1.3	1.6	2.2	2.4	3.1	3.9	4.8	5.9	7.1	24.4%	22.9%
Real estate agents’ spend on other advertising channels .	0.3	0.3	0.4	0.5	0.6	0.7	0.9	1.0	1.2	1.4	20.6%	18.7%

Source: Frost & Sullivan Report
According to Frost & Sullivan, the commercial real estate advertising market in Russia is concentrated around economic hubs including the top-4 most populous cities that account for 75% of the total market. Moscow and the Moscow region comprise a disproportionately high share of the commercial real estate advertising market, totaling 64%. St. Petersburg (including the Leningrad region), Ekaterinburg and Novosibirsk accounted for 7%, 2% and 2% of the market in 2020, respectively.
Mortgage Customer Acquisition Market
According to Frost & Sullivan, the large and growing mortgage market in Russia presents a significant opportunity for platforms that allow banks to attract new mortgage borrowers. Frost & Sullivan estimates the total value of mortgages issued in Russia in 2020 at RUB 4.3 trillion and expects this amount to grow at a CAGR of 9.1% in 2021 – 2025 to approximately RUB 6.7 trillion, largely driven by the overall real estate market growth. Another significant trend in the Russian mortgage market, according to Frost & Sullivan, is the digitalization of mortgage transactions. During the COVID-19 pandemic, this trend accelerated, as the CBR authorized banks to issue mortgage loans online. According to Frost & Sullivan, banks in Russia could spend approximately 2% of average mortgage value on advertising and marketing tools and platforms, such as Mortgage Marketplace, implying a mortgage advertising and customer acquisition market size of approximately RUB 85 billion in 2020, which is expected to reach approximately RUB 135 billion by 2025.
Mortgage Market and Mortgage Customer Acquisition Market in Russia
	Year ended December 31,
(RUB Bn)	2016	2017	2018	2019	2020	2021F	2022F	2023F	2024F	2025F	CAGR 2016 – 21	CAGR 2021 – 25
Value of issued mortgage loans	1,472	2,021	3,012	2,848	4,260	4,760	5,270	5,778	6,273	6,742	30.4%	9.1%
Tota real estate agents’ spend on marketing	29.4	40.4	60.2	57.0	85.2	95.2	105.4	115.6	125.5	134.8	30.4%	9.1%

Source: Frost & Sullivan Report
Russia’s Online Real Estate Classifieds Competitive Landscape
We compete with other vertical and horizontal digital classifieds platforms; other online channels, including specialized and non-specialized web-portals; social networks and traditional offline marketing channels. According to Frost & Sullivan, real estate adverting market participants compete on the basis of the quality of customer and user experience, which includes the breadth of services offering, depth, accuracy and usefulness of listings data base as well as brand awareness and reputation. Competition also occurs for the marketing budgets of developers and professional real estate agents based on audience and the cost-effectiveness of lead generation services.

According to Frost & Sullivan, online classifieds are more cost efficient and have higher lead generation ability compared to other real estate advertising channels. Coupled with value added services designed to boost the search ranking and prominence of online advertisements, advanced search tools and multiple services make online real estate classifieds’ value proposition more attractive for real estate agents and users compared to other real estate advertising channels.
Cian is the #1 online real estate classifieds platform in top-4 Russian regions (namely Moscow and the Moscow region, Saint Petersburg and the Leningrad region, Novosibirsk and Ekaterinburg) in terms of listings and leads generation to real estate agents and individual sellers and brand awareness, according to the Frost & Sullivan Report. These cities account for over 57% of the total online real estate classifieds market in Russia and have a combined Gross Regional Product and population comparable to some European countries, such as Sweden and Austria. According to Frost & Sullivan, approximately 80% of all real estate agents in residential real estate in Russia were engaged on Cian platform in 2020. Over the last three years, Cian maintained the #1 market position in these key regions with share of leads to real estate agents remaining above 50% in Moscow and the Moscow region and above 40% in Saint Petersburg and the Leningrad region. Cian also maintained a substantial gap compared to the next largest competitor, with share of leads to real estate agents and individual sellers in Moscow, being 3.1x larger compared to the #2 competitor in both the first quarter of 2018 and the first quarter of 2021. In combined Moscow and the Moscow region, Cian’s share of leads to real estate agents and individual sellers was 2.7x and 3.3x larger compared to the #2 competitor in the first quarter of 2021 and the first quarter of 2018, respectively, and in Saint Petersburg and the Leningrad region, this share was 1.3x and 1.4x larger compared to the #2 competitor in the first quarter of 2018 and the first quarter of 2021, respectively. In Ekaterinburg, Cian’s gap (including N1) compared to the #2 competitor widened from 1.0x in the first quarter of 2018 to 2.2x in the first quarter of 2021. In Novosibirsk, Cian’s gap (including N1) compared to the #2 competitor widened from 1.5x in the first quarter of 2018 to 2.9x in the first quarter of 2021. Cian also holds leading positions in Russian regions outside of the top-4 cities and plans to further expand its market share in these regions.
In addition to that, Cian has the widest offering in Moscow among online real estate classifieds (according to Frost & Sullivan) with multiple VAS features to facilitate properties advertising and searches as well as multiple services.
Cian is also a leader in terms of leads to real estate developers in Moscow among real estate portals, with 31% of such leads attributable to Cian in the year ended December 31, 2020, with the closest competitor accounting for 15% of such leads in the same period, according to Calltouch.
Cian’s major competitors are Avito, Yandex, Nedvizhimost, DomClick and Youla.
Avito is the leading Russian horizontal classifieds platform owned by Naspers, with leading positions in Russian regions. Avito is one of the leading players in terms of share of leads to real estate agents and individual sellers and number of listings in the top-4 Russian regions, where it has the #2 and #3 positions (depending on the metric and region). Avito’s database includes multiple C2C listings in addition to listings posted by real estate agents, in contrast to Cian’s listings, which are mostly posted by real estate agents. As a leading horizontal classifieds platform in Russia, historically, Avito has had a large audience and high brand awareness, which we believe makes it a strong competitor for Cian. Nevertheless, we believe that our real estate-specific customer and user functionality and unique ability to generate high quality leads make our platform extremely well positioned to deliver value to real estate agents and to property searchers, compared to horizontal competitors.
Yandex. Nedvizhimost is a real estate classifieds platform owned by Yandex, which is one of the main search engines in Russia. The platform has solid positions in the primary housing vertical, where we see it as the major competitor to Cian.
DomClick is a real estate classifieds launched in 2017 by Sberbank, the major bank in Russia. DomClick actively develops online mortgage platform and other services which are complementary to Sberbank’s offering and comparable to some of Cian’s products. DomClick does not charge a listing fee for base listings.
Youla is a horizontal classifieds platform owned by the Mail.ru Group, one of the leading Russian internet companies. Historically, Youla has focused on C2C listings, with a lower presence in primary housing vertical.

Apart from other online real estate classifieds platforms in primary real estate vertical, Cian also competes with other digital channels, namely context advertising and social networks, which accounted for 21% and 19% shares in total developers advertising spend in 2020, respectively, according to Frost & Sullivan.
Beyond our core classifieds business, Cian’s C2C short-term rental service competes with such platforms as Booking.com and Airbnb.
The tables below illustrate key quantitative metrics of major online real estate classifieds in Russia:
Average Share of Leads to Real Estate Agents and Individual Sellers by Region
	As of the first quarter of 2021(1)
	Cian	Avito	Dom Click	Yandex Nedvizhimost	Youla
Moscow and the Moscow Region	56%	20%	19%	2%	2%
St. Petersburg and the Leningrad Region	41%	29%	25%	3%	2%
Ekaterinburg	52%(2)	19%	23%	1%	5%
Novosibirsk	57%(2)	18%	20%	1%	4%
Centers of Other Top-20 Regions(3)	34%	39%	19%	1%	6%

Source: Frost & Sullivan Report
(1)
Average for urban sale and purchase in secondary vertical

(2)
Represents the sum of Cian and N1

(3)
Ranked by mortgage market size. Weighted average calculated as share of leads in each region weighted by estimated size of mortgage market in respective region. Excluding Moscow, Saint Petersburg, Ekaterinburg and Novosibirsk

Listings by Region
	As of April 2021(1)
(‘000s)	Cian	Avito	DomClick	Yandex Nedvizhimost	Youla
Moscow	109	84	81	56	30
Moscow and the Moscow Region	220	144	153	104	60
St. Petersburg and the Leningrad Region	104	94	90	70	17
Ekaterinburg	56(2)	45	39	24	13
Novosibirsk	105(2)	39	39	34	7

Source:   Frost & Sullivan Report
(1)
Primary and secondary residential listings for rent and purchase (excl. short term rent)

(2)
Including N1 listings for Cian

Top-of-Mind Brand Awareness
	Average for 2020
	Cian	Avito Realty	DomClick	Yandex Realty	Other
Moscow	56%	35%	3%	2%	4%
St. Petersburg	49%	41%	3%	4%	2%

Source: Frost & Sullivan Report

REGULATION
We are subject to an extensive and constantly evolving legal framework in Russia. Due to the changing interpretation of laws and regulations, we could also be subject to laws and regulations to which we are not currently subject and which could materially affect our operations. The following is only a summary and, as such, is not intended to provide an exhaustive description of all of the regulatory requirements to which we are subject in Russia.
Privacy and Personal Data Protection Regulation
We are subject to Russian laws regarding privacy and the protection of our customers’ and clients’ personal data. Pursuant to Federal Law No. 152-FZ “On Personal Data” dated July 27, 2006 (the “Personal Data Law”), the notion of “personal data” under Russian law includes any data which relates (directly or indirectly) to an identified or identifiable individual. There is no closed list of information which denotes personal data and any data (or set of data) which identifies a specific individual is treated as personal data. Typically, name and contact details are considered to be personal data.
Russian law uses the term “data operator” to denote a person who determines the scope and purposes of the data processing (this is equivalent to the notion of the “data controller” under the GDPR). Russia also has a notion of “person involved into the data processing by the data operator” (this is equivalent to the notion of “data processor” under the GDPR).
The Personal Data Law, among other matters, requires that a data subject must, subject to a limited number of exceptions, provide informed and conscious consent to the processing (i.e., any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data.
The Personal Data Law does not require the consent to be hand-written for most types of personal data and processing actions, but requires the consent to be in a form that, from an evidential perspective, sufficiently attests to the fact that it has been given by the relevant individual. We seek the consent from our customers and clients by asking them to click on a button or select a check-box, in appropriate circumstances, prior to the commencement of the account registration process on our platform or the use of our services, indicating the customer’s or user’s consent to our collection, use, storage, transferring and other processing of personal data. The “ticking the box” approach is not prohibited by Russian law and is supported by some official but non-obligatory comments by the Russian authorities for most types of personal data as being compliant, provided that such “ticking the box” is a pre-condition to using the service and the service cannot be used without the customers and clients having ticked the box.
The amendments to the Personal Data Law, which entered into force on March 1, 2021, set forth new rules on the processing of personal data that is made available to the general public (the “Relevant Data”). Relevant Data comprises customer and user profiles which are publicly available. The Relevant Data can only be processed/transferred to third parties to the extent there is consent from the data subject (the consent shall be in the form to be prepared by Roskomnadzor, the Russian data protection authority). The data subject may specify (in such consent) certain restrictions on data processing (such restrictions may, however, not apply to processing in state or public interest). In the absence of consent, the data operator cannot disclose the Relevant Data to third parties or otherwise process it. The burden of proof in respect of receipt of consent to processing of the Relevant Data lies with the data operator. In the absence of the consent, the data operator can process the Relevant Data internally (i.e. without transfer to third parties), only if the data subject directly provided the Relevant Data to such data operator.
The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant subject. The new rules with respect to the Relevant Data also allow the data subject to demand that the data operator/third parties cease to process his/her Relevant Data. Unless the processing is stopped upon receipt of the relevant request, the data subject can oblige the data operator to stop the processing through court proceedings. The rules do not apply to processing by the Russian state authorities.

According to the Personal Data Law, personal data operators are required to conduct certain types of processing (“restricted processing actions”) of personal data of Russian citizens (when gathering such personal data) at collection of such data with the use of Russian databases (this obligation is referred to as the “Russian data localization rules”). Such “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. Roskomnadzor comments prohibit parallel input of gathered personal data into a Russian information system and a foreign-based system. This data may be transferred abroad by way of cross-border transfer from a Russian-based system only (and subject to the rules on cross-border transfer described below).
Russia also has restrictions on cross-border transfer of personal data, pursuant to which the transfer of personal data is allowed (subject to the rules on consent to processing described above) to countries which are either signatories to the Strasbourg Convention on Automated Processing of Personal Data 1981, or whitelisted by Roskomnadzor. If a country to which the transfer is made is neither of those (such as the United States), cross-border transfer is only permitted subject to a written consent of the data subject specifying the relevant country, or for certain specific purposes, such as the carrying out of an agreement with the data subject (e.g. a service or employment agreement), protection of vital interests of data subjects, including safety, or a constitutional regime.
In addition, pursuant to Federal Law No. 218-FZ “On Credit Histories” dated December 30, 2004 (the “Credit Histories Law”) and as amended on July 31, 2020, we also seek separate consents from our users, required to obtain credit reports on them from credit bureaus. The Credit Histories Law does not require the consent to be hand-written and allows our customers to sign by using e-signatures, subject to certain mandatory requirements including our identification of the relevant individual.
Intellectual Property Regulation
We hold intellectual property rights to trademarks and copyrights, and we enjoy their protection under Russian law and international conventions. The Civil Code (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to the Civil Code, the software and databases that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain physical form. In addition, we obtain exclusive rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired exclusive rights to copyright objects (including software and databases) created by our employees during the course of their employment with us and within the scope of their job functions, which includes the right to their further use and disposal.
Software may be registered by a copyright holder, at its discretion, with Rospatent, but such registration is not customary.
Trademarks, inventions, utility models and industrial designs require mandatory registration with Rospatent in order to have legal protection in Russia. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Marks dated April 14, 1891 (the “Madrid Agreement”) and/or the Protocol to the Madrid Agreement dated June 27, 1989 have equal legal protection in Russia as trademarks registered locally. Our main brands are registered as trademarks in Russia and in the European Union.
Registration of a trademark in Russia by Rospatent is valid for ten years after the filing. This term may be extended for an additional ten years an unlimited number of times. The same term applies to international registration of a trademark under the Madrid Agreement. The registration is valid with respect to certain classes of goods or services selected by an applicant and will not be protected if used for other types of goods or services. In the absence of registration, the entity using the designation may not be able to protect its trademark against unauthorized use by a third party. If a third party has previously registered a trademark similar to the designation in question, then the entity may be held liable for unauthorized use of such trademark.
The transfer, license or encumbrance of intellectual property rights to trademarks or other registrable intellectual property under assignment agreements, franchising agreements, license agreements and pledge agreements are subject to registration with Rospatent. Failure to comply with the registration requirements results in the respective transfer, license or encumbrance being treated as non-existent, and use of the relevant intellectual property in the absence of registration of the relevant transfer, license or encumbrance may trigger civil, administrative or criminal liability. The registration of a copyright license, including over a registered software or database, is not required. However, such copyright license must be made in writing.
The Civil Code recognizes a concept of a well-known trademark, i.e., a mark which, as a result of its widespread use, has become well known in association with certain goods among Russian consumers.
Well-known trademarks enjoy more legal benefits than ordinary trademarks — these include:
•
broader coverage — an owner of a well-known trademark may exercise its exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, provided that the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party’s trademark with the owner of the well-known trademark and would affect the legitimate interests of the owner of the well-known trademark; and

•
an unlimited registration period — well-known trademarks registration generally remains effective for an unlimited period of time.

In order to register our main trademark as a well-known trademark, we are planning to submit the relevant application to Rospatent. We will need to provide Rospatent with certain documents including evidence that the relevant mark has become well known (such as the results of consumer surveys and documentary evidence of costs incurred for the advertising of the mark).
Russian law also contains provisions on the liability of online service providers (the Civil Code uses the term “information intermediary,” which is defined as a person enabling the publication of any materials on the internet) for the materials/information published by third parties on such providers’ networks if such materials/information infringe third party intellectual property rights. However, such liability is limited only to cases where the online service provider knew or should have known that published materials/information infringe third party rights (for example, online service providers are exempt from the general rule of strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities).
Advertising Regulation
The principal Russian law governing advertising is the Russian Federal Law No. 38-FZ “On Advertising” dated March 13, 2006, as amended (the “Advertising Law”). The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.
Set forth below is a non-exhaustive list of the types and methods of advertising that are prohibited regardless of the advertised product and the advertising medium:
•
advertising that judges or otherwise humiliates those who do not use the advertised product;

•
statements that the advertised product has been approved by state or municipal authorities or officials;

•
depiction of smoking and alcohol consumption;

•
use of pornographic or indecent materials in advertising;

•
advertising that may induce criminal, violent or cruel behavior;

•
use of foreign words that may lead to the advertising being misleading;

•
advertising of healing properties of a product that is not a registered medicine or medical service; and

•
omission of material facts that leads to advertising being misleading.

The law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must, in certain cases, contain specified disclosure. In addition, the distribution of advertisements over the internet (for example, by email) may require the prior express consent of recipients.
Russian advertising laws define and prohibit, among other things, “unfair,” “untrue” and “hidden” advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.
In some cases, violation of these Russian laws can lead to civil action by third parties who suffer damages, or administrative penalties imposed by FAS. Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer.
Internet Regulation
The Law on Information introduced the main regulations of the dissemination of information on the internet. According to the Law on Information, a person assuring the functioning of information systems and/or software which is used to receive, transmit, deliver and/or process electronic messages of an internet user (e.g., messages on website forum) is deemed to be an arranger of information distribution by means of internet (the “Internet Arranger”). The arrangers are required to notify Roskomnadzor of such activity, in accordance with a government regulation, once they received requests from Roskomnadzor to fulfill this notification requirement given their role as arrangers. All arrangers should be included in a special register maintained by Roskomnadzor. Although messaging is not the primary aim of our platform, we cannot exclude the possibility that Russian regulators may allege that we are subject to the regulations applicable to arrangers.
The Yarovaya Law requires arrangers to store metadata (information confirming the fact of receipt, transmission, delivery and/or processing of text messages, pictures or other communications) and the contents of communications, including text messages, pictures or other communications for a certain period of time. In addition, the arrangers are required to supply, to investigatory and prosecutorial authorities, the information about the users and any other information “which is necessary for these authorities to achieve their statutory goals,” as well as any information and codes necessary to decode the information.
In addition, the Sovereign Internet Law provides, among other things, certain requirements for Internet Providers, entities holding an autonomous system number and the Internet Arrangers. Certain entities within the N1 Group were holding an autonomous system number, which we inherited as part of the N1 Acquisition The Internet Providers and Internet Arrangers are required to install certain software and hardware to determine IP addresses, install Russian-origin equipment for countering certain cyber threats, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities. Failure to comply with the obligations and the legal requirements applicable to the Internet Arrangers or the Internet Providers could result in administrative (such as administrative fines or blocking of access to the online platform from within the territory of Russia) and other types of liability established by Russian law.
Antimonopoly Regulation
The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring the activities of market participants that occupy dominant positions, prosecution of any wrongful abuse of a dominant position and the prevention of cartels and other anti-competitive agreements or practices. The FAS may impose significant administrative fines on market participants that abuse their dominant position or otherwise restrict competition and is entitled to challenge contracts, agreements or transactions that are performed in violation of the Competition Law. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split up or spin off of the violating company, and no affiliation can be preserved between the new entities established as a result of such a mandatory reorganization. We understand that the FAS could, in the future, focus on the markets in which we are active and could identify dominant positions so that limitations and other requirements contained in the Competition Law would apply to their operations.
The Competition Law expressly provides for its extraterritorial application to transactions and actions that are performed outside of Russia but lead, or may have led, to the restriction of competition in Russia.
The Competition Law provides for mandatory pre approval by the FAS for mergers, acquisitions, company formations and certain other transactions involving companies that meet certain financial thresholds. Under the Competition Law, if an acquirer has acted in violation of the merger control rules and, for example, acquired shares without obtaining the prior approval of the FAS, the transaction may be invalidated by a court order, if the suit is initiated by the FAS, provided that such transaction has led or may lead to the restriction of competition, for example, by means of strengthening of a dominant position in the relevant market.
The Competition Law, as well as the Advertising Law, restricts unfair competition in terms of information flow such as: (i) dissemination of false, inaccurate, or distorted information that may inflict losses on an entity or cause damage to its business reputation; (ii) misrepresentation with respect to the nature, method, and place of manufacture, consumer characteristics, quality and quantity of a commodity or with respect to its producers; (iii) incorrect comparison of the products manufactured or sold by it with the products manufactured or sold by other entities; (iv) sale of commodities in violation of intellectual property rights, including trademarks and brands; or (v) illegal receipt, use, and disclosure of information constituting commercial, official or other secret protected by law.
More generally, Russian legislation provides for civil and administrative liability for the violation of antimonopoly legislation. It also provides for criminal liability of company managers for violations of certain provisions of antimonopoly legislation.

MANAGEMENT
Executive Officers and Board Members
The following individuals are our executive officers, and, prior to the consummation of the offering, we expect to appoint the following board members. The table below includes their ages as of the date of this prospectus:
Name	Age	Position
Executive Officers
Maksim Melnikov	44	Chief Executive Officer and Director
Mikhail Lukyanov	34	Chief Financial and Strategy Officer
Board Members
Maksim Melnikov	44	Chief Executive Officer, Director
Dmitri Krukov	52	Chairperson of the Board
Dmitry Antipov	41	Director
Simon Baker	54	Director
Douglas Gardner	58	Director
Chloe Harford	46	Director
Gilles Blanchard	57	Director
Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is at Anna Maria Lena Court, Flat 201, 64 Agiou Georgiou Makri, Larnaca, 6037 Cyprus. Our principal executive office is located at Elektrozavodskaya Ulitsa, 27, Building 8 Moscow, 107023, Russia.
Executive Officers
The following is a brief summary of the business experience of our executive officers.
Maksim Melnikov has served as our Chief Executive Officer since February 2014. Mr. Melnikov served on the board of HeadHunter Group PLC, an online recruitment platform in Russia and the CIS region, since May 2019. From 2010 to 2014, Mr. Melnikov served as Chief Executive Officer and director for Media3 Holding, a large print and digital media holding company focused on selling print media businesses and investing in online media ventures. Mr. Melnikov received a Master in Finance with honors from the Finance Academy under the Government of the Russian Federation, where he focused on banking, securities and public markets. Mr. Melnikov later received a Master of Business Administration from Stanford Graduate School of Business at Stanford University.
Mikhail Lukyanov has served as our key operating subsidiary’s Chief Financial and Strategy Officer since May 2015. Prior to joining us in March 2014, Mr. Lukyanov served as an investment manager in Media 3 LLC. Mr. Lukyanov holds a Masters in Finance from Financial University under the Government of the Russian Federation. Mr. Lukyanov is responsible, among other things, for development of our strategy, our accounting and financial reporting processes.
Board Members
Upon consummation of the offering and until and including the date that falls one year after the effective date of this registration statement, our board will comprise at least seven directors (including at least three independent directors), but not more than nine directors (including at least three independent directors). Following such date, unless and until otherwise determined by the Company in a general meeting, our board will comprise nine directors (including at least three independent directors). See “Description of Share Capital and Articles of Association — Board of Directors.” Following their election by the board of directors or appointment (as the case may be), each board member may serve for an indefinite term, provided that at each annual general meeting, any director (other than a director that Elbrus Capital is entitled to appoint and, until the Rights Expiry Date, Maksim Melnikov as director) then in office for whom it is the fourth annual general meeting following (i) his or her initial appointment by the board of directors or (ii) his or her last re-election by the annual general meeting (as the case may be), shall retire from office, but shall be eligible for re-appointment. If Maksim Melnikov is a director at the time of the fourth Annual General Meeting following the Rights Expiry Date, he shall retire from office as director, but shall be eligible for re-appointment.
The following is a brief summary of the business experience of our board members.
Dmitri Krukov is the founder and a senior partner at Elbrus Capital, a Russia and CIS-focused private equity business. Currently, Mr. Krukov is a director on the boards for the HeadHunter Group PLC, an online recruitment platform in Russia and the CIS region, and DS Russia Management GmbH, a logistics company. Previously, Mr. Krukov was a managing director in investment banking and finance at Renaissance Capital from 2002 to 2007, and a Vice President in the mergers, acquisitions and restructuring department at Morgan Stanley from 1996 to 2002. Mr. Krukov received a Master of Science in Applied Mathematics from Lomonosov Moscow State University and received a certificate from the Harvard Business School Executive Education program on Making Corporate Boards More Effective. Mr. Krukov also attended the MBA program at the Stanford Graduate School of Business in 1994 – 1995.
Dmitry Antipov is a partner at Elbrus Capital, a Russia and CIS-focused private equity business. Prior to joining Elbrus Capital in 2013, Mr. Antipov was an investment director at Baring Vostok Capital Partners, where he served as an investment manager from 2008 to 2010 and an investment director from 2010 to 2013. From 2004 to 2005, he was a senior manager in the Investment Department at VTB Bank. Before VTB Bank, Mr. Antipov held various positions in corporate finance at Deloitte & Touche and Ernst & Young. Mr. Antipov received a Ph.D. in Economics from Moscow State University in 2004 and an MBA from Stanford Graduate School of Business in 2007.
Simon Baker is the founder and Executive Chairman of CAV Investment Group, a private fund investing in a range of global internet-based businesses. He is also the Chairman of PropTech Group Limited and has served as a board member of several listed companies, including REA Group Limited, iProperty Group Limited, and Mitula Group Limited. Mr. Baker previously served as the Chief Executive Officer and Managing Director of the REA Group Limited, a digital advertising company that operates Australia’s leading property platforms, as well as real estate platforms in Europe, Asia and the United States. Mr. Baker received a Bachelor of Science in Computer Science from Monash University and an MBA from Melbourne Business School.
Douglas Gardner is the founder and Managing Director of CAIGAN Capital, an advisory and director services firm. He currently serves as a board member and the Chairman of Audit & Finance Committee of Kaspi.kz and a board member of MTS Bank, a subsidiary of Mobile TeleSystems PJSC, and has served as a board member of several listed companies, including Chelpipe Group. Mr. Gardner was previously elected as the Managing Partner of Ernst & Young, Russia & CIS and has also served as the Head of Financial Services and Managing Partner for Central Asia at Arthur Andersen. Mr. Gardner received a Bachelor of Business Administration in Accounting and International Business from the University of Oklahoma.
Chloe Harford is a senior product, strategy and business executive with 20 years of experience scaling high-growth tech-enabled mission-driven companies across the globe. Ms. Harford currently serves on the board of directors of Roofstock, an online real estate investing platform; JetClosing, a digital title and escrow company; and Overstory, a realtime vegetation intelligence platform. Previously, Ms. Harford served as Vice President of Product at OfferUp, the largest mobile marketplace for local buyers and sellers in the United States. Prior to OfferUp, Ms. Harford served in multiple senior executive roles at Zillow Group, a portfolio of some of the world’s largest real estate brands, including as Vice President of Strategy, and served as a board member for REI. Ms. Harford received an MBA from INSEAD, a Ph.D. in Volcanology from Bristol University and an M.A. in Natural Sciences from Cambridge University.
Gilles Blanchard has extensive experience working with property portal companies in a variety of real estate markets around the world. Currently, Mr. Blanchard is the Chairman of Zameen.com, the leading property portal based in Pakistan that lists real estate dealers, developers, agencies and properties for sale and rent. Mr. Blanchard was also the co-founder and chief technology executive of Seloger.com, the leading property website in France. Mr. Blanchard has served as a board member or chairman for several companies, including Seloger.com, Bayut.com, EMPG and Apimo.com. Mr. Blanchard received his Masters of Science in Telecommunications from the University of Paris XIII.
Composition of our Board of Directors
Unless and until otherwise determined by the Company in general meeting, until and including the date that falls one year after the effective date of this registration statement, our board will comprise at least seven directors (including at least three independent directors), but not more than nine directors (including at least three independent directors). Following such date, unless and until otherwise determined by the Company in a general meeting, our board will comprise nine directors (including at least three independent directors). See “Description of Share Capital and Articles of Association—Board of Directors.” Our board members do not have a retirement age requirement under our articles of association. Our board members prior to the completion of this offering have been elected in accordance with our articles of association to serve until their successors are duly elected and qualified. There are no family relationships among any of our directors or executive officers.
Corporate Governance
The Cyprus Securities and Exchange Commission has issued corporate governance guidelines pursuant to Public Offer and Prospectus Law of 2005, together with certain related disclosure requirements pursuant to Transparency Requirements Law of 2007 (the “Prospectus Law”). The proposed regulations are recommended as “best practices” for issuers to follow. As we will not be listed in a “regulated market” in accordance with the Prospectus Law, such guidelines will not apply to us.
Foreign Private Issuer Status
As a foreign private issuer whose ADSs will be listed on the NYSE, we will have the option to follow certain Cypriot corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:
•
We will follow home country practice that permits our independent directors to constitute less than the majority of the directors on our board of directors, rather than NYSE corporate governance rule 303A.01, which requires that a majority of the board be independent (although all members of the audit committee must be independent under the Exchange Act);

•
We will follow home country practice that permits us not to hold regular executive sessions where only non-management directors are present, rather than the NYSE corporate governance rule 303A.03, which requires an issuer to have regularly scheduled meetings at which only non-management directors attend;

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We will follow home country practice that permits our nominating, compensation and corporate governance committee not to consist entirely of independent directors, rather than NYSE corporate governance rules 303A.04 and 303A.05, which requires boards to have a nominating and corporate governance committee and compensation committee consisting entirely of independent directors;

•
We will follow home country practice that does not require our board of directors to be nominated by the nominating and corporate governance committee, rather than NYSE corporate governance rule 303A.04, which requires director nominees for the next annual general meeting of shareholders to either be selected, or recommended for the board’s selection, by the nominating and corporate governance committee comprised solely of independent directors;

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We will follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation plans, rather than NYSE corporate governance rule 303A.08, which requires that our shareholders’ approve the establishment of, or any material amendments to any equity compensation plan;

•
We will follow home country practice, and not the NYSE corporate governance rules, relating to matters requiring shareholder approval. Under Cyprus law and our articles of association, the business of the Company shall be managed by the Board. The Board of directors is consequently authorized to take any decisions that are not reserved to the shareholders either by law or the articles of association. According to Cyprus law, the matters to be decided by the shareholders include, among others: (i) amendments to the articles of association, (ii) changes to the company’s name, (iii) purchase of the company’s own shares; (iv) liquidation of the company, (v) reduction of the company’s capital, (vi) increase of the company’s authorized capital and others.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may, in the future, decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers. For more information, see “Risk Factors—Risks Relating to our Initial Public Offering and Ownership of our ADSs—As a foreign private issuer, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards, includingthe requirement that a majority of our board of directors consist of independent directors. Our reliance onsuch exemptions may afford less protection to holders of the ADSs.”
Board Committee Composition
The board has established, or will establish prior to the completion of this offering, an audit committee; a compensation, governance and nominating committee; and a strategy committee, with members of the latter two committees expected to be appointed after the completion of this offering. Under our articles of association, for as long as Elbrus Capital holds the power to appoint at least one director, the director(s) appointed by it shall have the right to appoint, remove and substitute one of their number as a member of any one committee other than the audit committee.
Audit Committee
The audit committee, which is expected to consist of Douglas Gardner, Simon Baker and Chloe Harford, will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Douglas Gardner will serve as Chairman of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and Douglas Gardner is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Douglas Gardner, Simon Baker and Chloe Harford satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with NYSE rules.
Upon the completion of this offering, the audit committee will be responsible for:
•
the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•
evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•
reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•
approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.
Compensation, Governance and Nominating Committee
The compensation, governance and nominating committee will assist the board in: (i) determining executive officer compensation, (ii) developing our corporate governance principles and (iii) identifying individuals qualified to become members of our board consistent with criteria established by our board. The committee composition will be determined following the completion of this offering. The committee will also recommend to the board for determination the compensation of each of our executive officers.
Under SEC and the NYSE rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. As a foreign private issuer, we are permitted to, and intend to follow home country practice in lieu of the above requirements.
Upon the completion of this offering, the committee will be responsible for:
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identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

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analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•
evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

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determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•
periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning;

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reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us;

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drawing up selection criteria and appointment procedures for board members;

•
reviewing and evaluating the composition, function and duties of our board;

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recommending nominees for selection to our board and its corresponding committees;

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making recommendations to the board as to determinations of board member independence;

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leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•
overseeing and recommending, for adoption by the general meeting of shareholders the compensation for our board members; and

•
developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and Ethics and recommending any proposed changes to the board.

Strategy Committee
The strategy committee will assist our board in overseeing our strategic initiatives. The committee composition will be determined following the completion of this offering.
Upon the completion of this offering, the strategy committee will be responsible for:
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reviewing and making recommendations on the Group’s long-term strategic goals and objectives;

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reviewing business strategies and strategic development plans;

•
reviewing and making recommendations on material strategic transactions, including major financing and investment proposals;

•
meeting with management periodically to monitor and advise on the Group’s strategic goals;

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advising the Group’s management on potential strategic initiatives, business strategies and goals; and

•
discussing and making recommendations to the Board on the implementation of the Group’s strategy and any other matters relating to the strategic planning.

Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees.
Duties of Board Members and Conflicts of Interest
Under Cyprus law, our directors each owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or Cyprus law.
A director who is in any way, directly or indirectly, interested in a contract or proposed contract with us shall declare the nature of his or her interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).
Executive Officer and Board Member Compensation
The compensation for each of our executive officers is comprised of the following elements: base salary, bonuses, and grants under our equity-based incentive program consisting of phantom share options, for further details, see “Management—Long-Term Incentive Plans”).
The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2020 was RUB 351 million, including RUB 38 million of short-term employee benefits and RUB 313 million of share-based payment expense. We do not currently maintain any bonus or profit-sharing plan for the benefit of our executive officers; however, certain of our executive officers are eligible to receive annual bonuses pursuant to the terms of their employment agreements and, from time to time, our employees may participate in incentive programs related to performance of specific business units.
Executive Officer and Board Member Employment Agreements
Each of our executive officers currently has an employment agreement for an indefinite period of time, with the exception of our CEO, who has an agreement for a term of three years. These agreements each contain customary provisions regarding confidentiality of information and assignment of inventions. The agreement with our CEO contains a noncompetition clause.
Long-Term Incentive Plans
Phantom Share Program
Prior to this offering we had a long-term incentive program for certain senior employees, which provided for cash payments based on the value of our ordinary shares (the "Phantom Share Program"). We refer to an award with respect to one ordinary share as a phantom share. Phantom shares typically vest over a four- or five-year period following the grant date, subject to the participant's continued employment through each vesting date. The program provides that its participants are entitled to a cash payment with respect to their phantom shares upon occurrence of certain liquidity events, such as this offering. The amount of the cash payment in respect of a vested phantom share is determined based on the increase in our ordinary share price between the grant date and the time of payment. As a condition of receiving an allocation of phantom shares, participants must agree to restrictions on competitive activity, solicitation of our employees, and use of our confidential information, which apply at all times during the participant’s employment and for two years thereafter.
In connection with this offering, we amended the terms of the long-term incentive program, such that the employees may choose to receive payment for vested phantom shares in cash or in ordinary shares upon the completion of this offering.
Starting from 2015, we have granted phantom share awards equivalent to an aggregate of 4,923,042 phantom shares (as adjusted for 1-for-2,500 share split that was effected on August 5, 2021) to 30 employees (including four former employees), 69.0% of which have vested as of the date of this prospectus. 2,377,324 of these phantom shares were granted to our CEO (who is also one of our shareholders and owns directly 4,318,805 of our ordinary shares as of the date of this prospectus), 68.8% of which have vested as of the date of this prospectus, and 297,165 phantom shares were granted to our CFO, all of which are vested as of the date of this prospectus. The phantom shares issued to our CEO are expected to be fully settled in cash, and the settlement payment is expected to be approximately $21.6 million, based on the initial public offering price of $16.00 per ADS. The phantom shares issued to our CFO are expected to be partly settled in cash and partly in shares. The amount of ordinary shares expected to be issued to our CFO is 200,741 and the settlement payment is expected to be approximately $803 thousand, in both cases, based on the initial public offering price of $16.00 per ADS.
Based on the preliminary indications from our employees as of the date of the prospectus, we expect that approximately 52.3% of the vested phantom shares of the employees, excluding the CEO and the CFO (or approximately 29.6% of the vested phantom shares, including the CEO and the CFO), will be settled in our ordinary shares. Consequently, to satisfy our outstanding obligations under the Phantom Share Program, excluding the CEO and the CFO, we would expect to pay approximately $6.9 million to our employees in cash and issue to our employees approximately 628,259 ordinary shares (including the CEO and the CFO, we would expect to pay approximately $29.4 million in cash and issue to approximately 829,000 ordinary shares). For further details, see “Use of Proceeds.” The final settlement split between shares and cash will be confirmed by our employees after the completion of this offering. The Phantom Share Program will be terminated upon completion of this offering.
The share-based awards provided in Note 13 of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and our audited consolidated financial statements for the years ended December 31, 2020 and 2019 include all share-based awards granted. Since some of those grants were downsized upon termination of employment agreements, the number of share-based awards differs from the actual granted and vested amounts outlined above.
Proposed New Option Program
In connection with this offering, we intend to adopt a new long-term incentive plan (the “2021 Restricted Stock Units Plan” or the “2021 Plan”) to help align the interests of our management, employees and directors with those of our shareholders. In accordance with the 2021 Plan, we may grant the restricted stock units (the “RSU”) or other share-based awards. The 2021 Plan is scheduled to expire on December 31, 2031, although previously granted awards will remain outstanding after such date in accordance with their terms. The material terms of the 2021 Plan are summarized below.
Plan administration.   The 2021 Plan will be administered by our compensation governance and nominating committee, including determination of terms and conditions of all RSUs, approval of amendments to any RSU in accordance with the 2021 Plan, amendment and repeal of administrative rules, guidelines and practices relating to the 2021 Plan.

Eligibility.   We may grant RSUs to our employees, officers, directors and our contractors. Our compensation governance and nominating committee, as an administrator of the 2021 Plan, shall select recipients of the RSUs. Members of the board are eligible to receive the RSUs under the 2021 Plan subject to stockholders approval to the extent, if any, such approval is required by the applicable law or the our articles of association.
Vesting schedule.   Awards under the 2021 Plan generally vest over a four-year period, with 1/4 vesting on the first anniversary of the grant and an additional 1/4 vesting each calendar year thereafter. RSUs that have not become vested as of the date of termination of the participant’s employment or service, shall be forfeited upon such termination.
Available pool.   We may grant the RSUs or other share-based awards under the 2021 Plan for up to a maximum number of ordinary shares equal to 6.5% of the aggregate number of our ordinary shares issued and outstanding (by number) as of the date of adoption of the 2021 Plan. Each RSU carries the right to receive one share upon satisfaction of the applicable vesting conditions. Subject to certain conditions, awards in the form of RSUs or any other share-based awards issued under the 2021 Plan shall reduce the available pool by one share for each granted RSU.
Insurance and Indemnification
Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. We expect the service agreements with our independent directors will provide for indemnification of this type.
Insofar as the Securities Act permits executive officers, board members and our controlling persons (pursuant to the foregoing provisions) to be indemnified with respect to liabilities arising under the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of September 30, 2021 and as adjusted to reflect the sale of the ADSs in this offering by:
•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•
each of our executive officers and our directors; and

•
all of our executive officers and our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions.”
The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 30, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.
The percentage of shares beneficially owned before the offering is computed on the basis of 65,000,000 of our ordinary shares as of September 30, 2021. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the 14,171,000 ADSs that the Selling Shareholders are selling in this offering, and assumes no exercise of the option to purchase additional ADSs from the Selling Shareholders. Ordinary shares that a person has the right to acquire within 60 days of September 30, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, 6037, Larnaca, Cyprus.

					Ordinary shares beneficially owned after this offering
	Number of ordinary shares beneficially owned before this offering		Shares offered hereby		No exercise of underwriters’ option to purchase additional ADSs		Full exercise of underwriters’ option to purchase additional ADSs
Name of beneficial owner	Number	Percent	Number	Percent	Number	Percent	Number	Percent
5% or Greater Shareholders
Elbrus Capital Funds(1)	42,474,855	65.3%	10,027,271	15.4%	32,447,584	47.0%	30,514,435	44.2%
Entities affiliated with The Goldman Sachs Group, Inc.(2)	9,172,509	14.1%	2,165,402	3.3%	7,007,107	10.1%	6,589,644	9.5%
MPOC Technologies Ltd(3)	7,488,571	11.5%	1,767,867	2.7%	5,720,704	8.3%	5,379,880	7.8%
Executive Officers and Board Members
Maksim Melnikov	4,318,805	6.6%	—	—%	4,318,805	6.3%	4,318,805	6.3%
Mikhail Lukyanov(4)	—	—%	—	—%	—	—%	—	—%
Dmitry Antipov	—	—%	—	—%	—	—%	—	—%
Dmitri Krukov	—	—%	—	—%	—	—%	—	—%
Simon Baker	—	—%	—	—%	—	—%	—	—%
Douglas Gardner	—	—%	—	—%	—	—%	—	—%
Chloe Harford	—	—%	—	—%	—	—%	—	—%
Gilles Blanchard	—	—%	—	—%	—	—%	—	—%
All executive officers and board members as a group (eight persons)	4,318,805	6.6%	—	—%	4,318,805	6.3%	4,318,805	6.3%
Other Selling Shareholders
Joox Limited(5)	819,496	1.4%	210,460	0.3%	609,036	0.9%	568,462	0.8%

(1)
Includes 18,602,560 ordinary shares directly held by Ronder Investments Limited, an investment vehicle associated with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P.; 17,869,552 ordinary shares directly held by Speedtime Trading Limited, an investment vehicle associated with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P.; and 6,002,743 ordinary shares directly held by Onlypiece Trading Limited, an investment vehicle associated with Elbrus Capital Fund III A.S.C.SP (together with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P., the “Elbrus Capital Funds”). Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. Evert Brunekreef and Daniel Thomas Rewalt are the directors of Elbrus Capital General Partner II Limited. Mr. Brunekreef and Mr. Rewalt disclaim beneficial ownership of the investments held by Elbrus Capital General Partner II Limited. Elbrus Capital Fund III GP S.à r.l. is acting as the general partner of Elbrus Capital Fund III A.S.C.SP. Elmira Askerova, Horiana Secara and Riccardo Zorzetto are the directors of Elbrus Capital Fund III GP S.à r.l. Each of Ms. Askerova, Ms. Secara and Mr. Zorzetto disclaim beneficial ownership of the investments held by Elbrus Capital Fund III GP S.à r.l. The Senior Partners of the Elbrus Capital Funds are Dmitri Krukov, Alexander Savin and Rob Thielen. Each of Mr. Krukov, Mr. Savin and Mr. Thielen disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for Ronder Investments Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The address for Speedtime Trading Limited is 6 Ioanni Stylianou, Floor: 2nd, flat/ office 202, Nicosia, 2003, Cyprus. The address for Onlypiece Trading Limited is Katalanou 1, 1st floor, flat/office 101, Aglantzia 2121, Nicosia, Cyprus. The registered office address for Elbrus Capital Fund IIB L.P. is One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The registered office address for Elbrus Capital Fund II L.P is One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The registered office address for Elbrus Capital Fund III A.S.C.SP is 412F, route d’Esch, L-2086 Luxembourg.

(2)
Includes 8,360,256 ordinary shares directly held by ELQ Investors II Ltd; 178,299 ordinary shares directly held by Stonebridge 2020 Offshore Holdings II, L.P.; 316,977 ordinary shares directly held by Stonebridge 2020, L.P.; and 316,977 ordinary shares directly held by West Street EMS Partners, SLP (collectively, the “GS Entities”). Affiliates of Goldman Sachs & Co. LLC and The Goldman Sachs Group, Inc. are the ultimate parent undertaking, general partner or investment manager of each of the GS Entities. Each of Goldman Sachs & Co. LLC and The Goldman Sachs Group, Inc. disclaims beneficial ownership over the shares described above. The registered office address for ELQ Investors II Ltd is Plumtree Court, 25 Shoe Lane, London, United Kingdom, EC4A 4AU. The registered office address for Stonebridge 2020 Offshore Holdings II, L.P. is P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, KY1-1104. The registered office address for Stonebridge 2020, L.P.

is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The registered office address for West Street EMS Partners, SLP is 2, Rue du Fossé, Luxembourg, L-1536. The address of each of Goldman Sachs & Co. LLC and The Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282.
(3)
MPOC Technologies Ltd is an investment vehicle associated with our founder Dmitry Demin. MPOC Technologies Ltd is controlled by Dmitry Demin, who may be deemed to have beneficial ownership of the shares held by MPOC Technologies Ltd. The address for MPOC Technologies Ltd. is Vistra Tortola, British Virgin Islands.

(4)
Does not include 200,741 ordinary shares expected to be issued to Mikhail Lukyanov under the Phantom Share Program (for further details, see “Management — Long-Term Incentive Plans”)

(5)
Joox Limited is an investment vehicle associated with its founder Sergey Osipov. It specialises on online classifieds and is owned by Sergey Osipov, who may be deemed to have beneficial ownership of the shares held by Joox Ltd. The address of the company is Quijano Chambers P.O. Box 3159, Road Town, Tortola, British Virgin Islands.

RELATED PARTY TRANSACTIONS
The following is a description of related party transactions we have entered into since January 1, 2018 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.
Relationship with Shareholders
Loans from Shareholders
On January 22, 2019, we entered into a loan agreement with our shareholders, Ronder Investments Limited, Speedtime Trading Limited, MPOC Technologies Limited and Joox Limited, for the total amount of U.S.$ 2,687,600 and with an annual interest rate of 8%, which was repaid in full by December 31, 2019.
Arrangements with HeadHunter, an associate of Elbrus Capital
We place our advertising with, among other sources, the website operated by HeadHunter LLC (“HeadHunter”) (an associate of Elbrus Capital, one of our significant shareholders). In addition, we also use HeadHunter’s informational, consulting and other services available on its website. For the years ended December 31, 2020 and 2019, our purchases from HeadHunter totaled RUB 3 million and RUB 4 million, respectively. Our relations with HeadHunter are governed by two framework service agreements, which have indefinite duration and may be terminated by each party by prior written notice.
Advisory Compensation
Mikhail Zhukov, the Chief Executive Officer of HeadHunter, provided us with advisory services in connection with this offering. As compensation for such services, we have agreed to issue to Mr. Zhukov 11,706 shares or respective cash amount as may be agreed between us and Mr. Zhukov upon completion of this offering.
Investment Agreement
On December 31, 2020, we entered into an investment agreement with certain of our shareholders, Onlypiece Trading Limited, Stonebridge 2020 Offshore Holdings II, L.P., Stonebridge 2020 L.P., ELQ Investors II Ltd and Otaga Limited (together, the “Investors”). According to the terms of the investment agreement, in consideration for the issuance of 281 ordinary shares (5,566,900 ordinary shares after the share split) in favor of the Investors, the Investors paid to us the subscription price by way of set-off against principal amount of the loan provided earlier in accordance with the investment agreement. The principal amount of the loan totaled RUB 2,265 million and was utilized primarily for financing of the N1 Acquisition.
Pre-IPO Shareholders’ Agreement
We entered into a shareholders’ agreement with our existing shareholders, dated August 6, 2018, as further amended (the “Pre IPO Shareholders’ Agreement”), which sets out rights and obligations of the parties and corporate governance regulations with regard to us and our subsidiaries. The Pre-IPO Shareholders’ Agreement will terminate upon the completion of this offering.
Registration Rights Agreement
We intend to enter into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”) prior to the consummation of this offering. The Registration Rights Agreement will provide such shareholders certain registration rights relating to our ordinary shares held by them and any ADSs issued with respect to them, subject to customary restrictions and exceptions. Under the Registration Rights Agreement, the shareholders will have certain demand registration rights and piggyback registration rights exercisable following the expiration of any related lock-up period, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Coordination Agreement
In connection with this offering, certain of our shareholders intend to enter into a coordination agreement (the “Coordination Agreement”) prior to the consummation of this offering. The Coordination Agreement will for a period of three years following the consummation of this offering, among other things: (i) establish a procedure for the parties to follow prior to initiating any registered offering pursuant to the Registration Rights Agreement so as to coordinate on the timing and size of any such offer, (ii) establish a special shareholder coordination committee for this purpose and (iii) provide for certain tag-along rights with respect to the registration and sale of our ordinary shares and any ADSs issued with respect to them.
Agreements with Board Members and Executive Officers
For a description of our agreements with our board members and executive officers, please see “Management—Executive Officer and Board Member Employment Agreements.”
On January 18, 2019, our subsidiary iRealtor LLC, acting as a borrower, entered into a loan agreement with Maksim Melnikov, our shareholder, Director and the Chief Executive Officer, acting as a lender, for the total amount of U.S.$ 308,600 and with an annual interest rate of 8%, which was repaid in full by December 31, 2019.
As part of our strategic efforts to obtain access to the status of a financial platform operator (for further details see “Risk Factors—Risks Related to Our Business and Industry—Our continued growth depends on our ability to successfully implement our strategy, which is subject to avariety of risks and uncertainties, including regulatory risks.”), on August 6, 2021, our subsidiary MLSN LLC entered into a loan agreement with Financial Platform JSC, a company incorporated and fully owned by Maksim Melnikov, our shareholder, Director and the Chief Executive Officer. The credit line under the loan agreement was for a total amount of RUB 20 million and bore interest of 6.5% (the “MLSN Loan”). On October 11, 2021, our other subsidiary, Mimons Investments Limited, issued a loan to Financial Platform JSC in the amount of RUB 25 million for the purposes of refinancing the MLSN Loan (the “Mimons Loan”). The outstanding principal amount under the MLSN Loan at the repayment date was RUB 16 million. Financial Platform JSC repaid the outstanding amount of RUB 16 million under the MLSN Loan on October 13, 2021. The Mimons Loan was forgiven pursuant to the agreement between the parties on October 13, 2021.
Rights of Certain Principal Shareholders to Nominate and Appoint Directors
For a description of the rights of Elbrus Capital and Maksim Melnikov with respect to the nomination and appointment of our directors, please see “Description of Share Capital and Articles of Association—Appointment of Directors.”
Indemnification Agreements
We intend to enter into indemnification agreements with our board members and executive officers. Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. See “Management—Insurance and Indemnification” for a description of these indemnification agreements.
Related Party Transaction Policy
We have adopted a written related person transaction policy, which sets forth the policies and procedures for the review and approval, or ratification of, related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds a certain threshold and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a summary of certain provisions of the articles of association that we adopted in connection with this offering and the Cyprus law insofar as they relate to the material terms of our ordinary shares. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our articles of association and Cyprus law. Prospective investors are urged to read the complete form of our articles of association which have been filed with the SEC as an exhibit to our registration statement of which this prospectus is a part.
Purpose and Share Capital
Our objects are set forth in full in Regulation 3 of our memorandum of association. As of June 15, 2021 our issued and fully paid share capital amounted to EUR 3,281, which consisted of 3,281 ordinary shares with a nominal value of EUR 1.00, and our authorized share capital amounted to EUR 3,350, which consisted of 3,350 ordinary shares with a nominal value of EUR 1.00. As of August 5, 2021, our issued and fully paid share capital amounted to EUR 26,000 which consisted of 65,000,000 ordinary shares with a nominal value of EUR 0.0004, and our authorized share capital amounted to EUR 52,000 which consisted of 130,000,000 ordinary shares with a nominal value of EUR 0.0004 each.
Changes in Our Share Capital during the Last Three Fiscal Years
Since January 1, 2018, our issued share capital changed as follows:
•
During 2018, we issued 2,000 ordinary shares of nominal value EUR 1.00 each, which resulted in an increase in the issued share capital of the Company to EUR 3,000 of issued and fully paid share capital as of December 31, 2018.

•
During February, 2021, we issued 281 ordinary shares of nominal value EUR 1.00 each (5,566,900 ordinary shares after the share split with a nominal value of EUR 0.0004), which resulted in an increase in the issued share capital to EUR 3,281 of issued and fully paid share capital as of June 15, 2021.

Significant Changes to Our Capitalization since June 30, 2021
In August, pursuant to a special resolution at a general meeting of the Company, we:
•
made a 1-for-2,500 split of our ordinary shares;

•
increased the authorized share capital by the creation of additional 121,625,000 ordinary shares of EUR 0.0004 each; and

•
issued and allotted 56,797,500 fully paid ordinary shares of EUR 0.0004 each to our existing shareholders on a pro rata basis.

Ordinary Shares
General
There are no limitations on the rights to own our ordinary shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares under Cyprus Law or our articles of association.
Voting Rights
Holders of our ordinary shares are entitled to one vote per share.
Every shareholder will have:
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one vote on a show of hands; and

•
one vote for every ordinary share such shareholder holds on a poll.

Notwithstanding the foregoing, if a general meeting is proposed:
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(i) for the amendment of our articles of association in relation to the procedure and rights to appoint and remove any director that Elbrus Capital is entitled to appoint and remove or (ii) for consideration of any resolution that would directly or indirectly affect the rights of Elbrus Capital to appoint and remove the directors it is entitled to appoint and remove, the shares held by Elbrus Capital shall, if Elbrus Capital votes against such resolutions, confer on it in total the same number of votes as the shares held by all other shareholders who have voted in favour of such resolutions; and

•
for the amendment of our articles of association in relation to the procedure and rights to appoint and remove Maksim Melnikov as director or (ii) for consideration of any resolution that would directly or indirectly affect the rights of Maksim Melnikov (or of any trusts or nominees acting on his behalf) to appoint and remove Maksim Melnikov as director, the shares held by Maksim Melnikov (or, if applicable, such trust(s) or nominee(s)) shall, if Maksim Melnikov (or, if applicable, such trust(s) or nominee(s)) votes against such resolutions and until the Rights Expiry Date only, confer in total the same number of votes as the shares held by all other shareholders who have voted in favour of such resolutions.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:
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the chairman of such meeting;

•
at least three shareholders having the right to vote at the meeting present in person or by proxy;

•
one or more shareholders representing in aggregate at least 10% of the total voting rights of all shareholders having a right to vote at such meeting present in person or by proxy; or

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one or more shareholders, present in person or by proxy, holding shares conferring a right to vote at such meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10) of the total sum paid up on all the shares conferring that right.

Each shareholder is entitled to attend general meetings, to address the meeting and, subject to all calls and other amounts payable by such shareholder in respect of its shares having been paid, to exercise any voting rights such shareholder may have.
A corporate shareholder may, by resolution of its directors or other governing body, authorize a person to act as its representative at general meetings and that person may exercise the same powers as the corporate shareholder could exercise if it were an individual shareholder. No shareholder is entitled to vote at any general meeting unless all calls and other amounts payable by such shareholder in respect of shares have been fully paid.
Shareholders may attend meetings in person or be represented by proxy authorized in writing.
The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorized. A proxy does not need to be a shareholder.
The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, shall be deposited at our registered office or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.
We have not provided for cumulative voting for the election of directors.
Commissions
Our articles of association allow for our directors to approve the payment of commissions in accordance with section 52 of the Companies Law, in connection with the sale of shares in the Company.

Dividends
We may only pay out dividends of the profits as shown in our adopted annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association.
Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year, and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our articles of association.
Pre-emptive Rights
Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption to subscribe for any new shares to be issued by us and/or other securities giving the right to purchase our shares, or which are convertible into our shares in cash, in proportion to the aggregate number of such shares and/or securities of such shareholder, except that there are no obligatory pre-emption rights with respect to shares issued for non-cash consideration.
Under our articles of association, we have to notify all shareholders in writing of the number of ordinary shares and/or other securities, giving the right to purchase our shares or which are convertible into our shares, which the shareholders are entitled to acquire and the time period within which the offer, if not accepted, shall be deemed to have been rejected.
Each shareholder will have not less than 14 business days following dispatch of the notice of the offer to notify us of its desire to exercise its pre-emption right on the same terms and conditions proposed in the notice. If all the shareholders do not fully exercise all their pre-emption rights, the board of directors, provided that such authority has been granted by the general meeting, may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.
Shareholders’ pre-emption rights may be waived by a resolution of the general meeting adopted by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented, and a simple majority when at least half of the issued share capital is represented. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price. A copy of the said resolution of the general meeting must be delivered to the Registrar of Companies in Cyprus and be published in the Official Gazette of the Republic of Cyprus.
Our shareholders have authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of this offering in connection with the issue of all newly issued ordinary shares, including, to the extent relevant, any ordinary shares issued in the form of ADSs.
Variation of Rights
Under the Cyprus Companies Law and our articles of association, generally any change to the amount of our share capital, the division of our share capital into additional classes, or any change to the rights attached to any class of shares must be approved by a separate vote of each class of shares affected by the change. Variation of class rights requires approval by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented. Members voting against the variation of that class, who between them hold or represent 15% of the issued shares of that class, may apply to the court to set aside the variation.
Alteration of Capital
The following alterations to our share capital may be effected by approval of a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital, if less than half of the issued share capital is represented, and by simple majority when at least half of the issued share capital is represented at a general meeting of our shareholders:
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an increase in our authorized share capital;

•
the consolidation and division of any or all of our shares into shares representing a greater proportion of our share capital each;

•
the subdivision of all or part of our shares; and

•
the cancellation of any shares that have not been taken by any person at the date of the passing of the resolution.

We may also, by special resolution of a general meeting of shareholders, reduce our share capital, any capital redemption reserve account or any share premium account. Following the adoption of a special resolution for the reduction of capital, a company must apply to the Cypriot court for ratification of such special resolution. The Cypriot court shall take into account the position of the creditors of the company in deciding whether to ratify the resolution. Once the court ratifies the resolution, the court order, together with the special resolution, are filed with the Cyprus Registrar of Companies.
Issuance of Shares
Our articles of association provide for a possibility to issue multiple classes of shares and the share capital of the Company may be divided into multiple classes of shares. The general meeting may, pursuant to our articles of association and in accordance with the Cyprus Companies Law, grant authority to the board of directors to issue and allot new shares out of the authorized but unissued share capital of the Company for a period of a maximum of five years subject to any pre-emption rights in our articles of association. Such power may be renewed one or more times by the general meeting for a maximum of five years each time. Our shareholders have for a period of five years authorized our board of directors to issue and allot 65 million shares out of our authorized but unissued share capital.
Buyback of Shares
The Company may, subject to certain statutory requirements, terms and conditions, buyback shares in its issued share capital not exceeding 10% in nominal value of the entire issued share capital of the Company. The relevant provisions regarding the buyback of shares under the Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As relevant provisions are broadly drafted, there is a strong argument that the Cyprus Companies Law only applies to companies the shares of which are listed on the Cyprus Stock Exchange, noting that if the shares are not listed on the Cyprus Stock Exchange, there are considerable gaps relating to, for example, what the maximum buyback price is and what is the maximum percentage of shares that can be bought back. The Cyprus Companies Law provides that a company can purchase its own shares, provided that it is permitted to do so via its articles of association and via the passing of a special resolution, which gives authority to the board of directors to proceed with a buyback. The authority granted to the directors can have a maximum duration of 12 months from the date the decision on the buyback is taken and should also set the terms and method of acquisition, including the proposed maximum number of shares to be acquired, the minimum and maximum price and the maximum duration of holding of the shares. The maximum duration of the period over which the company can hold the shares cannot exceed two years, and a buyback cannot be carried out unless it is done using realized and non-distributed profits, which would have been available for distribution as dividends. As the Cyprus Companies Law is currently drafted, these relevant provisions only apply to shares and do not clearly apply to ADSs and, therefore, there is a strong argument that the Company cannot buy back the ADSs.
Resolutions
The Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

There is no definition in the Cyprus Companies Law of an ordinary resolution. An ordinary resolution must be approved by a majority vote of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 14-days advance notice of such meeting to shareholders.
The Cyprus Companies Law defines extraordinary resolutions and special resolutions. An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy. The meeting requires an advance notice of at least 14 days and such notice must specify the intention to propose the resolution as an extraordinary resolution. A special resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 21 days’ advance notice of such meeting to shareholders.
A special resolution is required, among other things, to amend our articles of association, to change the name of the company, to reduce company’s share capital and to amend the objectives of the company.
Certain resolutions, such as a resolution waiving pre-emption rights in respect of a new issue of shares for a cash consideration or a resolution altering the company’s share capital, require a majority of two-thirds of the votes, corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented. Alternatively, they require a simple majority of the votes when at least half of the issued share capital is represented.
The Cyprus Companies Law provides for the approval of certain matters requiring the 75% vote of our shareholders, including, but not limited to, the following matters:
•
amendments to the memorandum of association (such resolution also requires confirmation by the court);

•
changes to the company’s name;

•
amendments to the company’s articles of association;

•
the purchase of the company’s own shares; and

•
the reduction of the company’s capital (such resolution also requires confirmation by the court).

Meetings of Shareholders
We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting. Under the Cyprus Companies Law, extraordinary general meetings can also be convened by the request of shareholders holding at the date of the deposit of the requisition at least 10% of such of the paid in capital of the company as of the date of the deposit carries the right of voting at general meetings of the company.
Annual general meetings and meetings where a special resolution will be proposed can be convened by the board of directors by issuing a notice in writing specifying the matters to be discussed at least 21 days prior to the meeting. All other general meetings may be convened by the board by issuing a written notice at least 14 days prior to the meeting. Meetings may be called by shorter notice and shall be deemed to have been duly called if it is so agreed:
•
in the case of an annual general meeting, by all the shareholders entitled to attend and vote; and

•
in the case of any other meeting, by shareholders representing a majority in number of the shareholders entitled to attend and vote at the meeting and that hold at least 95% in nominal value of the shares entitled to vote at the meeting.

Pursuant to our articles of association, we may give notice to a shareholder either personally or by sending it by post or email to the intended recipient or to such shareholder’s registered address. Where a notice is sent by post, service of the notice shall be deemed effected provided that it has been properly mailed, addressed, and posted, at the expiration of twenty-four (24) hours after the same is posted. Where a notice is sent by electronic mail, service of the notice shall be deemed to be effected as soon as it is sent, provided there is no notification of non-receipt.
We may give notice to the joint shareholders of a share by giving the notice to the joint shareholder first named in the register of members in respect of the share. We may give notice to the persons entitled to a share in consequence of the death or bankruptcy of a shareholder by sending it through the post in a prepaid letter addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like descriptions, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.
Notice of every general meeting shall be given in any manner described above to:
•
Elbrus Capital only, in the case of a general meeting convened for the consideration of the appointment or removal of a director appointed by Elbrus Capital;

•
Maksim Melnikov (or one or more trusts or nominees acting on his behalf) only, in the case of a general meeting convened prior to the Rights Expiry Date for the consideration of the appointment or removal of Maksim Melnikov as director;

•
every shareholder except those shareholders who have not supplied us a registered address for the giving of notices to them;

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every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder, but for his death or bankruptcy would be entitled to receive notice of the meeting; and

•
our auditor (only in the case of annual general meetings).

No other person shall be entitled to receive notices of general meetings.
The quorum for a general meeting will consist of at least two shareholders, present in person or by proxy holding in aggregate at least one-third of our issued shares, provided that, if the general meeting is called for the consideration of the appointment or removal of a director appointed by Elbrus Capital or of Maksim Melnikov as director, only the presence of Elbrus Capital or Maksim Melnikov (or one or more trusts or nominees acting on his behalf), respectively, is required for such general meeting to be quorate. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders or called for the consideration of the appointment or removal of a director appointed by Elbrus Capital or, until the Rights Expiry Date, of Maksim Melnikov as director, shall be dissolved; in any other case it shall stand adjourned to the same day of the next week, at the same time and place or on such other day and at such other time and place as the board of directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present in person or by proxy and entitled to vote, shall constitute a quorum.
Subject to the provisions of the Cyprus Companies Law and in accordance with our articles of association, a resolution in writing signed (or approved by letter or email) by all the shareholders entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.
Inspection of Books and Records
Under the Cyprus Companies Law and our articles of association, our directors are required to cause accounting books to be properly maintained with respect to:
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all sums of money received and expended by us and the matters in respect of which the receipt and expenditure takes place;

•
all sales and purchases of goods by us; and

•
our assets and liabilities.

Proper books shall not be deemed to be kept if there are not kept such books of account as are adequate to give a true and fair view of our affairs and to explain our transactions.
No shareholder (other than a shareholder who is also a director) will have any right of inspecting any of our accounts or books or documents except as conferred by statute or authorized by the directors or by our shareholders in general meeting.
According to Cyprus Companies Law, every company shall keep at its registered office a register of directors and secretary, a register of its members, a register of debentures and a register of charges and mortgages. These registers shall, except when these are duly closed, be open to the inspection of any shareholder without any charge during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, so that not less than two hours in each day are allowed for inspection).
The books containing the minutes of proceedings of any general meeting of a company shall be kept at the registered office of the company, and shall during business hours be open to the inspection of any shareholder without charge (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, so that not less than two hours in each day are allowed for inspection).
Furthermore, any shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, a copy of every balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.
Board of Directors
Appointment of the Chairman
For as long as Elbrus Capital holds at least 7% of our issued shares, the director(s) appointed by it shall have the right to appoint the chairman of the board of directors. In circumstances where Elbrus Capital holds less than 7% of our issued shares, the board of directors shall elect the chairman.
Appointment of Directors
Our articles of association provide that, unless and until otherwise determined by the Company in General Meeting, until and including the date that falls one year after the effective date of this registration statement, the number of directors shall be at least seven (including at least three independent directors) but not more than nine (including at least three independent directors). Following such date, unless and until otherwise determined by the Company in General Meeting, the number of directors shall be nine (including at least three independent directors).
For as long as Elbrus Capital holds:
•
at least 30% of our issued shares, it shall have the right to nominate, appoint, remove and substitute five directors;

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less than 30% but at least 20% of our issued shares, it shall have the right to nominate, appoint, remove and substitute four directors;

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less than 20% but at least 15% of our issued shares, it shall have the right to nominate, appoint, remove and substitute three directors;

•
less than 15% but at least 10% of our issued shares, it shall have the right to nominate, appoint, remove and substitute two directors;

•
less than 10% but at least 5% of our issued shares, it shall have the right to nominate, appoint, remove and substitute one director.

Until the Rights Expiry Date, for as long as Maksim Melnikov holds (whether directly or through one or more trusts or nominees acting on his behalf) at least one of our issued shares, he (or, if applicable, such trust(s) or nominee(s)) shall have the right to nominate, appoint and remove Maksim Melnikov (and only

Maksim Melnikov) as a director. If Maksim Melnikov is a director as at the Rights Expiry Date, he may continue as a director until he retires as director (see “—Retirement of Directors”), or he resigns from, is removed as, or is disqualified from, acting as a director.
Subject to the foregoing, our board of directors shall have power at any time to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but the total number of directors shall not at any time exceed the number fixed in accordance with our articles of association. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election. The directors may act notwithstanding any vacancy, but, if and so long as their number is reduced below the number fixed by our articles of association as the necessary quorum for a board meeting, the directors may act for the purpose of appointing directors so as to reach that number (except with respect to vacancies relating any director that Elbrus Capital may be entitled to appoint or, until the Rights Expiry Date, to Maksim Melnikov as director), or of summoning a general meeting, but for no other purpose.
Retirement of Directors
At each annual general meeting, any director (other than a director that Elbrus Capital is entitled to appoint and, until the Rights Expiry Date, Maksim Melnikov as director) then in office for whom it is the fourth annual general meeting following (i) his initial appointment by the board of directors or (ii) his last re-election by the annual general meeting (as the case may be), shall retire from office, but shall be eligible for re-appointment. If Maksim Melnikov is a director at the time of the fourth Annual General Meeting following the Rights Expiry Date, he shall retire from office as director, but shall be eligible for re-appointment.
Removal of Directors
Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice (although special quorum and voting arrangements apply to general meetings concerning the removal of any director that Elbrus Capital is entitled to appoint or, until the Rights Expiry Date, of Maksim Melnikov as director, see “—Ordinary Shares—Voting Rights” and “—Meetings of Shareholders”). The Company may, by ordinary resolution, of which special notice has been given in accordance with section 136 of the Cyprus Companies Law, remove any director before the expiration of his period of office notwithstanding anything in the articles of association or in any agreement between the Company and such director. Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the Company. The office of any of the directors shall be vacated or shall be precluded from being elected if the relevant person becomes, among other things, (a) bankrupt or makes any arrangements or composition with his or her creditors generally, or (b) permanently incapable or performing his or her duties due to mental or physical illness or due to his or her death.
Powers of the Board of Directors
Our board of directors has been granted authority to manage our business affairs and may exercise all such powers of the company as are not, by law or by our articles of association, required to be exercised by the company in general meeting.
Proceedings of the Board of Directors
Our board of directors may meet, adjourn, and otherwise regulate its meetings as it thinks fit, and questions arising at any meeting shall be decided by a simple majority of votes present at the meeting. Any director may, and the secretary at the request of a director shall, at any time, summon a meeting of the board. It shall be necessary to give at least ninety-six hours’ notice of a meeting of the board to each director. A meeting may be held by telephone or other means whereby all persons present may at the same time hear and be heard by everybody else present, and persons who participate in this way shall be considered present at the meeting. In such case, the meeting shall be deemed to be held where the secretary of the meeting is located. A majority of board and committee meetings shall take place in Cyprus where the management and control of the Company shall remain.

The quorum necessary for the transaction of the business by our board of directors shall be determined by the board of directors and in case it is not so determined, then at least half the total number of directors attending a meeting in person or by an alternate shall form a quorum.
A resolution at a duly constituted meeting of our board of directors is approved by a simple majority of votes of all the directors, unless a higher majority is required on a particular matter. The chairman has a second or casting vote in case of a tie. According to our articles of association, a resolution in writing will be as valid as if it had been passed at a meeting of our board of directors when it has been signed (or approved by letter or email) by all of our directors.
Each director may nominate another person to act as his alternate director, either to act for a specific purpose or in general, and at his discretion may remove such alternate director. Such alternate directors may be appointed only upon prior written approval of the board of directors (excluding the vote of the director proposing to appoint an alternate) and may not create or lead to an actual or potential conflict of interest for such alternate director.
For so long as each of Elbrus Capital, MPOC Technologies Ltd and Goldman Sachs Group holds, respectively, at least 5% of the voting rights exercisable at the general meeting, they each shall have the respective right to appoint one person to attend any meeting or meetings of the board of directors and/or any committee established by the board of directors as an observer.
Committees of the Board of Directors
Our articles of association provide that the board of directors may delegate any of its powers to a committee or committees of directors, as the board of directors sees fit. Any committee so formed shall conform to any regulations that may be imposed on it by the board of directors. For as long as Elbrus Capital holds the power to appoint at least one director, the director(s) appointed by it shall have the right to appoint, remove and substitute one of their number as a member of any one committee other than the audit committee.
Interested Directors
A director who is in any way, directly or indirectly, interested in a contract or proposed contract with us shall declare the nature of his interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).
Notification of Shareholdings by Directors and Substantial Shareholders
There is no requirement under our articles of association or the Cyprus Companies Law for the notification of shareholdings by our directors and substantial shareholders. As none of our securities are listed on a regulated market in Cyprus or the European Union, there are no notification requirements under relevant Cyprus and European Union legislation.
Provisions Relevant to Takeovers
As none of our securities are listed on a regulated market in Cyprus or the European Union, neither the Cyprus Takeover Law nor the European Union’s Takeover Directive apply to purchases of our shares.
Our articles of association make provision for situations where a person (or group of persons acting in concert) acquires (whether by issue, transfer, or direct or indirect acquisition) shares and/or other securities giving a right to purchase our shares, or which are convertible into shares, where the result would be that such person(s) would directly or indirectly hold securities carrying:
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30% or more, but not more than 50%, of the voting rights in the Company; or

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50% or more of the voting rights in the Company.

In such cases, subject to certain exceptions (including the discretion of the board of directors) the articles of association provide, among other things, that the transfer or issue of shares and/or other securities giving a right to purchase our shares or which are convertible into our shares to a person shall not be registered, and no person may directly or indirectly acquire an interest in shares and/or other securities giving a right to purchase our shares or which are convertible into our shares, unless such person or group of persons acting in concert simultaneously makes an unconditional cash offer to all shareholders (open for acceptance for not less than 14 calendar days) to purchase all shares held by such shareholders at a price per share not less than the highest price paid by the offeror (or persons acting in concert with it) for any shares (including shares represented by depositary receipts and those included in the proposed transfer) in the preceding 12 months (or during the period during which the offer is open), or, if no such transfers have taken place in respect of shares, at a price and on terms determined by the board of directors at its discretion to be comparable to any offer for purchase of our shares. The Depository shall not be deemed to have acquired shares by reason of holding them for the purposes of the issuance of depository receipts and the requirement to make an offer does not apply to any transfer or issue of shares and/or securities giving a right to purchase our shares, or which are convertible into shares, to Elbrus Capital or any direct or indirect acquisition (including by means of entry into a voting arrangement) of an interest in our shares or securities giving a right to purchase our shares, or which are convertible into shares, by Elbrus Capital or its affiliates.
If the proposed acquirer (together with any person acting in concert with them) has acquired or has contracted pursuant to acceptances of the offer to acquire such number of our shares as would together with any other shares held by the proposed acquirer (or persons acting in concert with them) carry 80% or more of the voting rights, the proposed acquirer may give irrevocable notice to all shareholders requiring them to accept the offer, and such shareholders (and any person that becomes a shareholder following delivery of such notice pursuant to the exercise of a pre-existing option or right to acquire our shares) shall be deemed to have accepted such offer and shall accordingly be obliged to transfer their shares at the same time as the other shares sold under the offer or, if later, seven calendar days after the date of the notice being given or deemed delivered. See “Risk Factors—In the event of a takeover, our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company listed on a regulated market in the European Union would be entitled to as regards mandatory offers and squeeze-out.”
Relevant Provisions of Cypriot Law
The liability of our shareholders is limited. Under the Cyprus Companies Law, a shareholder of a company is not personally liable for the acts of the company, except that a shareholder may become personally liable by reason of his or her own acts.
As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or shares represented by depositary shares of a Cypriot company even if such an acquisition confers on such person control over us if neither the shares nor shares represented by depositary shares are listed on a regulated market in the EEA. Neither our shares nor shares represented by depositary shares are listed on a regulated market in the EEA.
Irrespective of the provisions of our articles of association, it is possible to effect a squeeze-out pursuant to the provisions of the Cyprus Companies Law. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10% of the value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then within one month of the date of the transfer which gives the 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of the notice, require the bidder to acquire their shares and the bidder shall be bound to do so upon the same terms as in the offer or as may be agreed between them or upon such terms as the court may order.

Material Differences in Cyprus Law and our Articles of Association and Delaware Law
	Cyprus Law	Delaware Law
General Meetings
We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting.
Extraordinary general meetings may be convened at the request of the shareholders holding at the date of the deposit of the request at least 10% of such of the paid up share capital of the company as of the date of the deposit carries the right of voting at general meetings of the company and if the company fails, within 21 days from the date of the request, to call a meeting, the requestors (or any of them representing more than 50% of the total voting rights of all of them), may themselves convene a meeting but any meeting so convened shall not be held after the expiration of three months from the said date. If the company fails to hold its annual general meeting, it may be subject to fines and it may be ordered to hold a meeting by the Council of Ministers.
Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws. The meeting may be held inside or outside Delaware. Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.
Quorum Requirements for General Meetings	The Cyprus Companies Law provides that a quorum at a general meeting of shareholders may be fixed by the articles of association, otherwise a quorum consists of three members. Our articles provide the quorum required for most general meetings consists of two shareholders, present in person or by proxy, holding, in aggregate, at least one-third of our issued shares. See “—Meetings of Shareholders.”	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.
Removal of Directors	Under the Cyprus Companies Law, any director may be removed by an ordinary resolution of the general meeting, provided that a special notice of 28 days prior to the general meeting of the shareholders has been given (however, under our articles of association, special quorum and voting arrangements apply to general meetings concerning the removal of any director that Elbrus Capital is entitled to appoint or, until the Rights Expiry Date, of Maksim Melnikov as director, see “—Ordinary	Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may affect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to

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Shares—Voting Rights” and “—Meetings of Shareholders”). The director concerned must receive a copy of the notice of the intended resolution and that director is entitled to be heard on the resolution at the meeting.
The director concerned may make representations either orally or in writing to the company, not exceeding a reasonable length, and require that the shareholders of the company be notified of such representations, either via advance notice or at the shareholders’ general meeting, unless a court in Cyprus determines that such rights are being abused to secure needless publicity for a defamatory matter.
Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the company.
be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Directors’ Fiduciary Duties
Under Cyprus law, the directors of a company have certain duties towards the company and its shareholders. These duties consist of statutory duties and common law duties.
Statutory duties under the Cyprus Companies Law include, among others, the duty to cause the preparation of the financial accounts in accordance with IAS/IFRS and the disclosure of directors’ salaries and pensions in the company’s accounts or in a statement annexed thereto.
In general, the directors of a Cyprus company owe a duty to manage the company in accordance with the provisions of applicable law and within the regulations of the memorandum and articles of association of the company, and failure to do so will lead to the directors being liable for breach of their fiduciary duties. In addition, directors must disclose any interests that they may have and have a statutory duty to avoid any conflict of interest. This duty is imposed on those directors who are either directly or indirectly interested in a contract or proposed contract with the company. Failure to reveal the nature of their interest at a board meeting would

Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.
Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.
Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the

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result in the imposition of a fine and, potentially, can also cause a relevant resolution to be invalid and make a relevant director liable to the company for breach of duty.
Directors also have a duty to conduct the affairs of the company in a manner that is not oppressive to some of the members constituting a minority.
transaction.
In addition, according to common law, directors must act in accordance with their duty of good faith and in the best interests of the company. They must exercise their powers for the particular purposes of which they were conferred and not for an extraneous purpose (for a proper purpose), and must display a reasonable degree of skill that may be expected from a person of his knowledge and experience.
Cumulative Voting	The company’s articles of association can contain provisions in relation to cumulative voting. Our articles of association do not contain provision on cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.
Shareholder Action by Written Consent	According to our articles of association, a resolution in writing signed (or approved by letter or email) by all the shareholders then entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the company duly convened and held.	Although permitted by Delaware law, publicly listed companies do not typically permit shareholders of a corporation to take action by written consent.
Business Combinations
The Cyprus Companies Law provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholder or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers.
Under Cyprus Companies Law, arrangements and reconstructions, require:
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the approval at a shareholders’ or creditors’ meeting convened by order of the court, representing a majority in value of the creditors or class of creditors or in number of votes of members or class of members, as the case may be, present and voting either

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Cyprus Law	Delaware Law

in person or by proxy at the meeting;
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the approval of the court; and

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the submission of the relevant court order approving the arrangement or reconstruction for registration with the Registrar of Companies, and a copy any such court order must be enclosed to any copy of the memorandum of association issued after the date of the said court order.

The Cyprus Companies Law allows for the merger of public companies as follows: (a) merger by absorption of one or more public companies by another public company; (b) merger of public companies by way of incorporation of a new public company; and (c) fragmentation of public companies meaning (i) fragmentation by way of absorption and (ii) fragmentation by way of incorporation of new companies. These transactions require, inter alia (and subject to requirements of other sections of the Cyprus Companies Law):
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a majority in value of the creditors or class of creditors or in number of votes members or class of members, as the case may be, present and voting either in person or by proxy at the meeting;

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the directors of the companies to enter into and to approve a written reorganization or division plan, as applicable;

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the directors of the companies to prepare a written report explaining the terms of the transaction;

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the aforementioned plan and report to be examined by independents experts (one for each participant company) or a joint expert appointed by the Court for such limited purpose further to an application made by the participant companies, and the presentation of an expert report (save in prescribed circumstances), unless all the shareholders and holders of other titles carrying voting rights in each of the participant have agreed that the examination and the expert report are

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

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not required; and • the approval of the court.
The Cyprus Companies Law provides for the cross border merger between Cyprus companies and companies registered in another European Union jurisdiction.
Interested Shareholders	There are no equivalent provisions under the Cyprus Companies Law relating to transactions with interested shareholders. However, such transactions must be in the corporate interest of the company.	Section 203 of the Delaware General Corporation Law provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (a) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (i) the business combination or (ii) the transaction in which the stockholder becomes an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (c) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.
For the purpose of Section 203, the Delaware General Corporation Law, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (a) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has

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voting rights only), or (b) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.
Limitations on Personal Liability of Directors	Under the Cyprus Companies Law, a director who vacates office remains liable, subject to applicable limitation periods, under any provisions of the Cyprus Companies Law that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.	Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for (a) any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or (d) any transaction from which the director derives an improper personal benefit.
Indemnification of Directors and Officers	Under the Cyprus Companies Law, a director shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceeding, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or under a court application under which relief is granted to him by the court.	Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of directors who were not parties to the suit or proceeding (even though less than a quorum), if the person:

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acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

• in a criminal proceeding, had no

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reasonable cause to believe his or her conduct was unlawful.
Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.
To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.
Appraisal Rights	There is no general concept of appraisal rights under the Cyprus Companies Law, although there are instances when a shareholder’s shares may have to be acquired by another shareholder at a price ordered by the court. One such example is where a shareholder complains of oppression.	The Delaware General Corporation Law provides for shareholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in connection with certain mergers and consolidations.
Shareholder Suits	Under Cyprus law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim	Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person

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	(that is, an action in respect of and on behalf of the company).	may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.
Amendment of Governing Documents
Under the Cyprus Companies Law, a company may alter the objects contained in its memorandum by a special resolution of the shareholders of the company (approved by 75% of those present and voting) and the alteration shall not take effect until, and except in so far as, it is confirmed on petition by a court in Cyprus.
The articles of association of a company may be altered or additions may be made to it by special resolution of the shareholders of the company.
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.
Dividends and Repurchases
Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends.
No distribution of dividends may be made when, on the closing date of the last financial year, the net assets, as set out in our Company’s annual accounts are, or following such a distribution would become lower than the amount of the issued share capital and those reserves which may not be distributed under the Cyprus law or our articles of association.
Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.
Interim dividends can only be paid if interim accounts are drawn up showing

Cyprus Law	Delaware Law
that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the last financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and articles of association.
In general, a public company may acquire its own shares either directly, through a subsidiary or through a person acting in its name but for the account of the company, provided that the articles of association of the company allow this and as long as the conditions of the Cyprus Companies Law are met. These conditions include, inter alia, the following:
• shareholder approval via special resolution (valid for 12 months from such resolution);

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the total nominal value of shares acquired by the company, including shares previously acquired and held by the company in a portfolio and the shares which a person acting in his name but who acquired same on behalf of the company, may not exceed the lesser of either 10% of the company’s issued capital or 25% of the average value of the transactions, which in the case of a listed company, was negotiated during the last 30 days;

• the shares to be repurchased need to be fully paid;
• the company must pay for shares repurchased out of the realized and non-distributable profits; and

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such repurchases may not have the effect of reducing the company’s net assets below the amount of the company’s issued capital plus those reserves which may not be distributed under the law or our articles of association.

It is noted that the relevant provisions regarding the buyback of shares under the Cyprus Companies Law are vague

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and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As the Cyprus Companies Law is drafted, these relevant provisions only apply to shares and do not clearly apply to ADSs and, therefore, there is a strong argument that the company cannot buy back the ADSs.
Pre-emption Rights
Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption entitling them to the right to subscribe for their pro-rata shares of any new share issuance made by the company for a cash consideration.
If all the shareholders do not fully exercise all their pre-emption rights, the board of directors, provided that such authority has been granted to them by the general meeting, may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.
Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.
Shareholders’ pre-emption rights may be waived by a resolution of the general meeting adopted by a specified majority. The decision is passed by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented, a simple majority will suffice. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price. Our shareholders have authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of this offering in connection with the issue of all newly issued ordinary shares, including, to the extent relevant, any ordinary shares issued in the form of ADSs and only relates to shares issued for cash consideration.
Listing
Our ADSs have been approved for listing on the NYSE under the symbol “CIAN.” Our ADSs have also been approved for listing on MOEX under the symbol “CIAN.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with The Bank of New York Mellon, acting through an office located in the United Kingdom, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The laws of Cyprus govern shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.
Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible, or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares.   The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide reasonably satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do you vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, and subject to the laws of Cyprus and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting date.

Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:
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60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

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we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States

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the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

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we appear to be insolvent or enter insolvency proceedings;

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all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

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there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•
there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.
After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

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are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

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have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

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may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

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are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

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satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•
when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•
when you owe money to pay fees, taxes and similar charges; or

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to the DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office, all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.
Arbitration
The deposit agreement gives the depositary or an ADS holder asserting a claim against us the right to require us to submit that claim to binding arbitration in New York under the Rules of the American Arbitration Association, including any securities law claim. However, a claimant could also elect not to submit its claim to arbitration and instead bring its claim in any court having jurisdiction of it. The deposit agreement does not give us the right to require anyone to submit any claim to arbitration.

SHARES AND ADSS ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for ADSs or our ordinary shares, and we cannot assure you that there will be an active public market for ADSs following this offering. We cannot predict what effect sales of ADSs in the public market or the availability of ADSs for sale will have on the market price of ADSs. Future sales of substantial amounts of ADSs in the public market, including ordinary shares issued upon exercise of options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of ADSs and also could adversely affect our future ability to raise capital through the sale of ADSs or other equity-related securities at times and prices we believe appropriate. See “Risk Factors—Risks Related to the Offering and Ownership of the ADSs” for more information.
Upon completion of this offering, we will have 69,042,400 ordinary shares outstanding. All of the ADSs expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ADSs held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, substantially all of whom are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The ADSs held by our affiliates will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.
Rule 144
In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:
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1% of the number of our ordinary shares then outstanding; or

•
the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchase shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-Up Agreements
We, the Selling Shareholders, our executive officers, board members and certain other shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs International and J.P. Morgan Securities LLC, as representatives on behalf of the underwriters. These agreements are described below under the section captioned “Underwriters (Conflicts of Interest).”
The representatives have advised us that they have no present intent or arrangement to release any ADSs, ordinary shares or other securities subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any ADSs, ordinary shares or other securities subject to a lock-up, the representatives would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of ADSs, ordinary shares or other securities requested to be released, reasons for the request, the possible impact on the market for ADSs and whether the holder of our ordinary shares requesting the release is an officer, director or other affiliate of ours.
Registration Rights
We intend to enter into the Coordination Agreement and Registration Rights Agreement upon consummation of this offering, pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Related Party Transactions—Registration Rights Agreement.”
Share Options
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any ordinary shares issued or reserved for issuance under our share plan. We expect to file the registration statement covering these ordinary shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of such ordinary shares, to the provisions of the lock-up agreements described above.

MATERIAL TAX CONSIDERATIONS
The following summary contains a description of the material Cyprus, Russian and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Cyprus and regulations thereunder, the tax laws of Russia and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Prospective holders of the ADSs should consult their tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of ADSs and receiving payments of dividends and the consequences of such actions under the tax laws of those countries. The information and analysis contained in this section are limited to issues relating to taxation, and prospective holders should not apply any information or analysis set out below to other issues, including (but not limited to) the legality of transactions involving the ADSs.
Material Cyprus Tax Considerations
The following discussion is a summary of the material Cyprus tax considerations relating to the purchase, ownership and disposition of the ADSs.
Tax Residency
As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised in Cyprus.
The Cyprus Tax Authorities have published guidelines which indicate the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus and be eligible to obtain a tax residency certificate. Such requirements include the following: (i) the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) the company’s board of directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the meetings of the board of directors take place in Cyprus and the minutes of the meetings of the board of directors are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus; (iii) the shareholders’ meetings take place in Cyprus; (iv) the terms and conditions of the general powers of attorney issued by the company do not prevent the company and its board of directors from exercising control and making decisions; (v) the corporate seal and all statutory books and records are maintained in Cyprus; (vi) the corporate filings and reporting functions are performed by representatives located in Cyprus; (vii) the agreements relating to the company’s business or assets are executed or signed in Cyprus.
With respect to an individual holder of ADSs, he/she may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if he/she is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year. As of January 1, 2017, an individual can elect to be a tax resident of Cyprus even if he/she spends less than or equal to 183 days in Cyprus provided that he/she spends at least 60 days in Cyprus and satisfies all of the following criteria within the same tax year:
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the individual does not stay in any other country for one or more periods exceeding, in aggregate, 183 days in the same tax year;

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the individual is not a tax resident in any other country for the same tax year;

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the individual exercises any business in Cyprus and/or is employed in Cyprus and/or is an officer of a Cyprus tax resident person at any time during the relevant tax year provided that such is not terminated during the tax year; and

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the individual maintains a permanent residence in Cyprus (by owning or leasing such residence).

Corporate income tax rate
A company which is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The rate of the corporate income tax is currently 12.5%.

Personal income tax rate
An individual who is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The personal income tax rates are currently as follows:
Taxable Income	Tax Rate	Cumulative Tax
Euro	%	Euro
0 – 19.500	0	0
19.501 – 28.000	20	1.700
28.001 – 36.300	25	3.775
36.301 – 60.000	30	10.885
60.001 and over	35
Taxation of income and gains of the Company
Gains from the disposal of securities
Subject to the following paragraph, any gain from disposal by the Company of securities (the definition of securities includes, among others, shares, ADRs and bonds of companies and options thereon) shall be exempt from taxation in Cyprus.
In the case of a Cyprus company which is the direct or indirect (subject to conditions for indirect ownership) owner of immovable property situated in Cyprus that does not have its shares listed on any recognized stock exchange, any gain from the disposal of such shares will be subject to capital gains tax at the rate of 20%, but only if the value of the immovable property is more than 50% of the value of the assets of the company whose,shares are sold. The Company is not the owner of immovable property situated in Cyprus.
Dividend income
Dividend income (whether received from Cyprus resident or non-Cyprus resident companies) is exempt from income tax in Cyprus.
Dividend income received by a tax resident of Cyprus is subject to a special contribution for defense (the “SDC”) at a rate of 17%. In the case the recipient of dividend is a company that is tax resident of Cyprus, such as the Company:
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It is exempt from the SDC on dividends if it receives the dividend from another company, which is a tax resident of Cyprus.

•
It is exempt from the SDC on dividends if it receives the dividend from another company which is not a tax resident of Cyprus. This exemption will not apply if: (i) the payer engages directly or indirectly more than 50% in activities which lead to investment income and (ii) the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6.25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by a Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.
Interest income
The tax treatment of interest income of any company which is a tax resident of Cyprus, such as the Company, will depend on whether such interest income is treated as “active” or “passive.”
Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e. “active”) will be subject to income tax at the rate of 12.5%, after the deduction of any allowable business expenses.
Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e. “passive”), will be subject to the SDC at a rate of 30% which is levied on the gross interest received.
Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from the SDC and only be subject to income tax.
Taxation of income and gains of the holders of the ADSs
Individual Non-Cyprus tax resident holders of the ADSs
Under Cyprus legislation there is no withholding tax on dividends paid to non-Cyprus tax residents. As a response to the EU Council’s invitation to all EU member states to adopt, from January 1, 2021, tax measures in relation to persons that are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “Relevant Persons”), Cyprus is currently in the process of introducing withholding taxes on dividend and interest payments made to Relevant Persons, and, in this respect, the tax position of Relevant Persons may be affected.
Non-Cyprus tax residents are not subject to tax on the disposal of securities (including ADSs) in Cyprus.
Individual Cyprus tax resident holders of the ADSs
Gains from disposal of ADSs
Any gain from the disposal by a Cyprus tax resident individual of securities (including ADSs) shall be exempt from the SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (including ADSs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or repos on securities, units in open-end or close-end collective investment schemes.
Such gains are also not subject to capital gains tax provided that the Company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. The Company is not the owner of immovable property situated in Cyprus.
Dividend income
Cyprus tax resident individual holders of ADSs are exempt from income tax on dividend income, but are subject to the SDC on dividends at the rate of 17% provided that they are also Cyprus domiciled. The tax is withheld prior to payment by the company to the shareholder.
An individual is considered to have his domicile in Cyprus if:
•
subject to certain exceptions, if he/she has his/her domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195; or

•
has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.

Individuals holders of ADSs must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Corporate Non-Cyprus tax resident holders of ADSs
No withholding tax applies in Cyprus with respect to payment of dividends by the Company to non-Cyprus tax resident holders of ADSs. As a response to the EU Council’s invitation to all EU member states to adopt from January 1, 2021 tax measures in relation      Relevant Persons, Cyprus is currently in the process of introducing withholding taxes on dividend and interest payments made to Relevant Persons, and, in this respect, the tax position of Relevant Persons may be affected.
Non-Cyprus tax residents are not subject to tax on the disposal of securities (including ADSs) in Cyprus.
Corporate Cyprus tax resident holders of ADSs
Gains from disposal of the ADSs
Any gain from disposal by a Cyprus tax resident company of securities (including ADSs) shall be exempt from the SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (including ADSs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations (only if they result on securities), repurchase agreements or repos on securities, units in open-end or close-end collective investment schemes.
Such gains are also not subject to capital gains tax, provided that the company the shares in which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. The Company is not the owner of immovable property situated in Cyprus.
Dividend income
Dividend income received by a Cyprus tax resident company, holder of ADSs, is exempt from income tax in Cyprus.
Dividend income received or deemed to be received by a Cyprus tax resident company, is exempt from the SDC, except in the event that the payer is not a Cyprus tax resident company in which case the SDC is levied at the rate of 17% provided the following conditions are met:
•
the payer engages, directly or indirectly, in activities, more than 50% of which lead to investment income; and

•
the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6.25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.
Deemed distribution rules
If the Company does not distribute at least 70% of its after-tax profits within two years of the end of the year in which the profits arose, the Company would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend the SDC, currently at a rate of 17%, is imposed to the extent that the ultimate direct/indirect shareholders of the Company are individuals who are both Cyprus tax resident and Cyprus tax domiciled.
The SDC may also be payable on deemed dividends in case of liquidation or capital reduction of the company.

Tax Deductibility of Expenses, Including Interest Expense
The deductibility of the interest expenses by the Company is subject to the interest limitation rules. More specifically:
•
The interest limitation rule limits the deductibility of exceeding borrowing costs of the Cyprus tax resident company/Cyprus group to up to 30% of adjusted taxable profit (taxable EBITDA).

•
The interest limitation rule contains an annual EUR3 million safe-harbor threshold. This means that borrowing costs up to and including EUR3 million are, in any case, not limited by this rule (the EUR3 million threshold would apply in cases where ‘30% of taxable EBITDA’ results in an amount below EUR3 million).

•
In the case of a Cyprus group the EUR3 million applies for the aggregate exceeding borrowing costs of the Cyprus group and not per taxpayer. The interest limitation rule applies to exceeding borrowing costs, irrespective of whether the financing is with related parties or third parties.

Arm’s length principles
Cyprus legislation contains principles that require transactions to be conducted on an arm’s length basis and enables the authorities to ignore transactions which do not satisfy the arm’s length principles
We cannot exclude the possibility that the respective tax authorities may challenge the arm’s length principle applied to transactions with our related parties and, therefore, additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.
Stamp duty
Cyprus levies stamp duty on every instrument if:
•
it relates to any property situated in Cyprus; or

•
it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.05 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.
If payable, (a) the maximum amount of stamp duty would be Euro €20,000 and (b) if not paid (i) this does not affect the validity of the relevant document and (ii) before the document is presented before any authority in Cyprus or is produced in evidence in a Cyprus court, the stamp duty together with a penalty of up to Euro €4,100 would have to be paid.
In cases where the stamp duty Commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates. Any transactions involving ADSs between parties not resident in Cyprus will not be subject to stamp duty. There are no applicable stamp duties with respect to the purchase and sale of ADSs.
Withholding Taxes on Interest
No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).
Capital Duty
Capital duty is payable to the Registrar of Companies, and amounts to a €20 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.
Material Russian Tax Considerations
The following discussion is a summary of the material Russian tax considerations relating to the purchase, ownership and disposition of the ADSs.

General
The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposal of ADSs by Russian residents and non-resident investors, as well as the taxation of dividend income, and is based on the laws of the Russian Federation in effect at the date hereof, which are subject to change (possibly with retroactive effect).
The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief in respect of the ADSs, and it should be noted that there may be practical difficulties, including satisfying certain documentation requirements, involved in claiming relief under an applicable double tax treaty. Prospective holders should consult their own professional advisers regarding the tax consequences of investing in the ADSs. The summary does not seek to make representations with respect to the Russian tax consequences for any particular holder.
The provisions of the Tax Code applicable to holders of, and transactions involving, the ADSs are ambiguous and lack interpretive guidance. Both the substantive provisions of the Tax Code applicable to financial instruments, and the interpretation and application of those provisions by the Russian tax authorities, may be subject to more rapid and unpredictable change and inconsistency than in jurisdictions with more developed capital markets or more developed taxation systems. In particular, the interpretation and application of such provisions will, in practice, rest substantially with local tax inspectorates.
In practice, interpretation by different tax inspectorates may be inconsistent or contradictory and may involve the imposition of conditions, requirements or restrictions not provided for by the existing legislation. Similarly, in the absence of binding precedents, different Russian court rulings on tax or related matters relating to the same or similar circumstances may also be inconsistent or contradictory.
For the purposes of this section, a “Russian Resident Holder” means a holder of ADSs who is:
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a Russian legal entity or organization (including international companies registered in accordance with Federal Law No. 290-FZ “On International Companies” dated August 3, 2018);

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a foreign legal entity or organization, in each case organized under a foreign law, that is recognized as a Russian tax resident based on Russian domestic law;

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a foreign legal entity or organization, in each case organized under a foreign law, that is, in the case of conflicting tax residency statuses based on the relevant foreign law and Russian law, recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of the application of such double tax treaty);

•
a foreign legal entity or organization which purchases, holds and/or disposes of ADSs through its permanent establishment in Russia;

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a legal entity or an organization, in each case organized under a foreign law, which has voluntarily recognized itself as a Russian tax resident; or

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an individual actually present in Russia for an aggregate period of 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) or more in any period comprised of 12 consecutive months (days of medical treatment and education outside the Russian Federation are also counted as days spent in the Russian Federation if the individual departed from the Russian Federation for these purposes for less than six months). The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the actual income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). Given that the tax residency status of an individual may change, an individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year, and may require a reassessment.

For the purposes of this section, a “Non-Resident Holder” is a holder of ADSs who does not fall under the definition of a Russian Resident Holder.

ADS holders should consult their own tax advisors regarding their tax status in Russia.
Taxation of Acquisition of the ADSs
Generally, no Russian tax implications should arise for Russian Resident Holders and Non-Resident Holders upon purchase of the ADSs.
However, in certain circumstances, taxable income in the form of a material benefit (deemed income) may arise for individual holders if the ADSs are purchased at a price below market value. If the acquisition price of the ADSs is below the lower threshold of the range of fair market value calculated under a specific procedure for the determination of market prices of securities for tax purposes, the difference may be subject to the Russian personal income tax at a rate of 30% for individuals who are Non-Resident Holders (arguably, this would be subject to reduction or elimination under an applicable double tax treaty) and at a rate from 13% to 15% under the progressive personal income tax scale for individuals who are Russian Resident Holders. Starting from January 1, 2021, the annual income for a Russian tax resident individuals within RUB 5 million should be taxed at the rate of 13%, while the annual income (with certain exceptions) exceeding this threshold should be taxed at the rate of 15%.
Under Russian tax legislation, the taxation rate of the income of individuals who are considered Non-Resident Holders will depend on whether this income would be assessed as received from Russian or non-Russian sources. Although Russian tax legislation does not contain any provisions on how the relevant material benefit should be sourced, the tax authorities may infer that such income should be considered as Russian source income if the ADSs are purchased “in the Russian Federation.” In the absence of any additional guidance as to what should be considered as the purchase of securities “in the Russian Federation,” the Russian tax authorities may apply various criteria in order to determine the source of the related material benefit, including consideration of the place of the conclusion of the acquisition transaction, the location of the issuer, or other similar criteria.
Also, in certain circumstances, Russian Resident Holders that are legal entities or organizations acquiring the ADSs must fulfill the responsibilities of a Russian tax agent (i.e., a legal entity that is a resident in the Russian Federation for tax purposes paying taxable Russian source income to non-resident legal persons and organizations being responsible for withholding Russian tax) with respect to withholding tax from the sales proceeds for the ADSs to be transferred to a Non-Resident Holder that is a legal entity disposing of ADSs (see “—Taxation of Capital Gains”). Starting from January 1, 2020, in certain circumstances, Russian Resident Holders that are legal entities or organizations acquiring the ADSs from Russian Resident and Non-resident Holders who are individuals under sale or barter agreements must fulfil the responsibilities of a Russian tax agent. Holders of ADSs should consult their own tax advisers with respect to the tax consequences of acquiring the ADSs.
Taxation of Dividends
Non-resident Holders
Generally, Non-Resident Holders of ADSs should not be subject to any Russian taxes in respect of distributions made by the Group with respect to the ADSs.
Russian Resident Holders
Payments of dividends by the Company to a Russian Resident Holder who is an individual, a legal entity or organization resident in the Russian Federation for tax purposes should generally be subject to Russian income tax. Such tax generally should not exceed 13% in respect of dividend payments made to a Russian Resident Holder that is a legal entity or organization. Where a dividend payment is made to an individual that is a Russian Resident Holder, such tax effectively should not exceed 13% of the gross dividend income which falls within the annual progressive income tax scale threshold of RUB 5 million in respect of the relevant tax basket on dividends and should not exceed 15% of the gross dividend payment received by each individual Russian Resident Holder in excess of such annual progressive dividends income tax scale threshold. Russian Resident Holders should determine the amount of tax to be paid on their own, based on the amount of dividends received.

Russian Resident Holders should therefore consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.
Taxation of Capital Gains
The following sections summarize the taxation of capital gains in respect of the disposition of the ADSs.
Taxation of Legal Entities and Organizations
Russian Resident Holders
Capital gains arising from the sale or other disposal of ADSs by a Russian Resident Holder, which is a legal entity or an organization, will be taxable at the regular Russian corporate profits tax rate of 20%. Russian Resident Holders that are legal entities may be able to offset losses incurred on operations in the quoted shares against other types of income (excluding income from non-quoted securities and derivatives). Special tax rules apply to Russian organizations that hold a broker and/or dealer license as well as certain other licenses related to the securities market. The Tax Code also establishes special rules for the calculation of the tax base for the purposes of transactions with securities, which are subject to TP control in Russia.
The Tax Code contains a certain exemption from capital gains taxation on ADSs for shares where immovable property located in the Russian Federation constitutes, directly or indirectly, less than 50% of assets, determined based on financial accounts data as of the end of the month preceding the date of disposal, provided that such shares are owned by the taxpayer for a period of more than five years. Specific conditions to apply the above exemption are envisaged for Russian organizations qualified as international holding companies under the Russian tax law (the holding period should not be less than 365 days and the participation share should be not less than 15%).
Russian Resident Holders of the ADSs who are legal entities or organizations should, in all events, consult their own tax advisers with respect to the tax consequences of gains derived from the disposal of the ADSs.
Non-Resident Holders
A Non-Resident Holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of assets of shares represented by the ADS directly or indirectly consist of immovable property situated in Russia. Otherwise, it is possible that any proceeds from the sale, exchange or other disposal of ADSs may be regarded as Russian source income received by Non-Resident Holders that are legal entities or organizations, subject to Russian income tax at a rate of 20%. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that the recipient of the income is its beneficial owner, such income is not attributable to a permanent establishment in Russia, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.
Capital gains that are received by a Non-Resident Holder that is a legal entity or an organization, from the sale or other disposal of ADSs that are recognized as quoted securities under the requirements of the Tax Code, generally should not be subject to profits tax in Russia. However, there is uncertainty regarding whether the above exemption may be applied to depository receipts which represent shares of a company that has more than 50% of its that assets consist of immovable property situated in Russia.
Non-Resident Holders that are legal entities or organizations should consult their own tax advisors with respect to the tax consequences of the sale, exchange or other disposal of the ADSs.
Taxation of Individuals
Russian Resident Holders
Capital gains arising from the sale, exchange or other disposal of the ADSs by individuals who are Russian Resident Holders must be declared on the holder’s tax return and are subject to personal income tax at a rate from 13% to 15% (according to the progressive personal income tax scale) unless the tax was properly withheld by a tax agent. The income in respect of sale of the ADSs by an individual is calculated as the sale proceeds less expenses proved by documentary evidence related to the purchase of these ADSs (including the cost of the securities and the expenses associated with the purchase, keeping and sale of these ADSs and amounts on which personal income tax was accrued and paid on acquisition (receipt) of the ADSs and the amount of tax paid).
Russian tax legislation contains a requirement that a financial result in respect of activities connected with securities quoted on a stock exchange, must be calculated separately from a financial result in respect of trading in non-quoted securities. Amount of loss from transactions with securities quoted on a stock exchange may be deducted against tax base for operations with derivatives quoted on a stock exchange where the underlying assets are securities, stock indexes or derivatives.
Russian Resident Holders may carry forward losses arising from dealing with quoted securities to offset future capital gains from the sale, exchange or other disposal of other quoted securities for the period of up to ten years. No loss carry-forward is available for non-quoted securities and derivatives.
The Tax Code contains a certain exemption from capital gains taxation for shares where immovable property located in the Russian Federation constitutes directly or indirectly less than 50% of assets determined based on financial accounts data as of the end of the month preceding the date of disposal, provided that such shares are owned by the taxpayer for a period of more than five years.
The Tax Code also contains certain tax deductions that may be applied by Russian Resident Holders who are individuals in respect of income from the sale of the ADSs given that, at the moment of sale, the ADSs qualify as quoted and are held by a Russian Resident Holder for at least three years. The amount of such deduction is determined using a specific formula and depends on how long the ADSs were held by a Russian Resident Holder.
Resident Holders should consult their own tax advisors with respect to their tax position regarding the ADSs.
Non-Resident Holders
A Non-Resident Holder who is an individual should not generally be subject to Russian taxes in respect of any gains realized on the sale, exchange or other disposal of ADSs, provided that the proceeds of such sale, exchange or disposal are not received from a source within Russia.
However, in the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a Non-Resident Holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.
According to Russian tax legislation, income received from the sale, exchange or other disposal of the ADSs should be treated as having been received from a Russian source if such sale, exchange or other disposal occurs in Russia. Russian tax law gives no clear indication as to how to identify the source of income received from the sale, exchange or other disposal of securities except that income received from the sale of securities “in Russia” will be treated as having been received from a Russian source. In the absence of any guidance as to what should be considered as the sale, exchange or other disposal of securities “in Russia,” the Russian tax authorities may apply various criteria in order to determine the source of the sale or other disposal, including looking at the place of conclusion of the transaction, the location of the issuer or other similar criteria. There is no assurance, therefore, that the proceeds received by Non-Resident Holders (individuals) from a sale, exchange or other disposal of the ADSs will not become subject to tax in Russia.
The tax may be withheld at the source of payment if the individual acts via a professional intermediary that is registered in Russia for tax purposes (such as an asset manager, licensed broker or other intermediary that carries out operations under a brokerage service agreement, agency agreement, asset management agreement, commission agreement or commercial mandate agreement), otherwise the Non-Resident Holder (individual) shall be liable to file a tax return and pay the tax due to the Russian budget.
Starting from January 1, 2020, in absence of a licensed broker or an asset manager as mentioned above, Russian tax agent responsibilities should also be fulfilled by Russian legal entities or organizations acquiring the ADSs from the Non-Resident Holders (individuals) under sale or barter agreements.
Non-Resident Holders who are individuals should consult their own tax advisors with respect to the tax consequences arising from the acquisition, sale, exchange or other disposal of the ADSs and the receipt of the proceeds from sources within Russia in their respect.
Double Tax Treaty Procedures
Where a Non-Resident Holder of ADSs receives income from a Russian source, the Russian tax (if applicable under Russian domestic tax law) may be reduced or eliminated in accordance with the provisions of a double tax treaty. Advance treaty relief should be available for those eligible, subject to the requirements of Russian laws. In order for a Non-Resident Holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty under which benefits are claimed.
Currently, a Non-Resident Holder that is a legal entity or an organization is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalized, translated into Russian and notarized). The tax residency confirmation needs to be renewed on an annual basis and provided before the first payment of income in each calendar year. For a Non-Resident Holder that is a legal entity or organization, this should be a tax residency certificate for the relevant year.
In order to benefit from the applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. In addition to a certificate of tax residency, the tax agent is obliged to obtain a confirmation from the Non-Resident Holder that is a legal entity or organization, that it is the beneficial owner of the relevant income. Russian tax law provides neither the form of such confirmation nor the precise list of documents which can demonstrate the beneficial owner status of the recipient with respect to the received income. Thus, there can be no assurance that treaty relief at source will be available in practice. According to the recent clarifications of the Russian tax authorities, a foreign company may not benefit from a double tax treaty if its activity does not have a real business purpose, if such company does not bear any risks that are normal for business activity, such company does not benefit from the use of such income and its employees actually do not control/manage such company. If activities of the company are limited to investments and/or financing of a group of companies, it cannot be considered as an independent business activity and it is not enough to confirm the beneficial owner status of the recipient of income. In addition, it is unclear how the beneficial ownership concept will evolve in the future.
A Non-Resident Holder who is an individual willing to obtain the advance double tax treaty relief at source should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double tax treaty with Russia by providing the tax agent with a personal identity document and a document confirming the tax residency of an individual in a relevant jurisdiction. To date, the Russian tax authorities do not generally make additional requests for confirmation of tax residency. However, due to the lack of available practice there is some uncertainty as to how these rules will be applied by the Russian tax authorities in the future. Non-Resident Holders should consult their own tax advisors regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on any payments received with respect to the ADSs.
Refund of Tax Withheld
If Russian withholding tax on income derived from Russian sources by a Non-Resident Holder has been withheld at the source of payment and such Non-Resident Holder is entitled to benefits of an applicable double tax treaty allowing such Non-Resident Holder not to pay the tax in Russia or pay the tax at a reduced rate in relation to such income, an application for the refund of the tax withheld may be made within three years from the end of the tax period in which the tax was withheld.

In order to obtain a refund, the Non-Resident Holder, that is a legal entity or an individual, is required to file certain documents with the Russian tax authorities, along with the tax refund claim. The list of such documents is stipulated by the Tax Code in respect of legal entities.
The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Tax Code. Obtaining a refund of Russian tax withheld may be a time-consuming process and can involve considerable practicable difficulties, depending to a large extent on the position of the local tax inspectorates. No assurance can be given that a refund of Russian tax withheld will be granted in practice.
Non-Resident Holders should consult their own tax advisors should they need to obtain a refund of Russian taxes withheld on any payments received with respect to the ADSs.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax consequences for the U.S. Holders (as defined below) of owning and disposing of ADSs.
This summary applies only to U.S. Holders that acquire ADSs in exchange for cash in this offering, hold ADSs as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.
This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurances that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.
The following discussion does not describe all of the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:
•
banks and certain other financial institutions;

•
regulated investment companies;

•
real estate investment trusts;

•
insurance companies;

•
broker-dealers;

•
traders that elect to mark to market;

•
tax-exempt entities or governmental organizations;

•
individual retirement accounts or other tax-deferred accounts;

•
persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•
U.S. expatriates and former citizens or long-term residents of the United States;

•
persons holding ADSs as part of a straddle, hedging or other risk reduction strategy, constructive sale, conversion or integrated transaction or investment;

•
persons that actually or constructively own 10% or more of our stock by vote or value;

•
persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•
persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; and

•
partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities and persons holding ADSs through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS.
As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:
•
an individual who is a citizen or resident of the United States;

•
a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on such partner’s status, the activities of the partnership and certain determinations made at the partner level. Partnerships that hold the ADSs and U.S. Holders that are partners in such partnership should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of ADSs.
Treatment of ADSs
Generally, we expect that holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs and the following discussion assumes that such treatment will be respected. If so, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us.
Dividends and Other Distributions on ADSs
If we make distributions of cash or property on our ordinary shares, subject to the PFIC rules discussed below, the gross amount of distributions made by us with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year actually or constructively received by the U.S. Holder, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect to treat all cash distributions as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Cyprus; (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the immediately preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as we intend the ADSs will be. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.
The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.
Dividends on ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld at the rate applicable to the U.S. Holder on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of the applicable foreign jurisdiction or income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income), even though the procedures for claiming refunds for such taxes and the practical likelihood such refunds will be made available in a timely fashion are uncertain. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Sale or Other Taxable Disposition of ADSs
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs (generally the cost of such ADSs to the U.S. Holder). Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The use of any foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. U.S. Holders are strongly urged to consult their tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of ADSs.
Passive Foreign Investment Company Rules
We will be classified as a PFIC for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.
Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds ADSs, we would continue to be treated as a PFIC with respect to such investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of the ADSs in this offering and our current and anticipated composition of the income, assets and operations and those of our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets, and the market value of our assets, and those of our subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.
If we are considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.
If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own equity in any of the foreign corporations in which we directly or indirectly own equity that are also PFICs (“lower-tier PFICs”). In such case, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of a lower-tier PFIC.
A U.S. Holder may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the ADSs to market, provided the ADSs are “marketable stock.” If such an election is made, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ADSs at the end of the taxable year and such U.S. Holder’s tax basis in such ADSs at that time. Any gain under this computation, and any gain on an actual disposition of the ADSs, in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking the ADSs to market will not be allowed, and any remaining loss from an actual disposition of the ADSs generally would be capital loss. A U.S. Holder’s tax basis in the ADSs would be adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that the ADSs will be marketable stock for these purposes. In addition, an election for mark-to-market treatment would likely not be available with respect to any lower-tier PFICs. A mark-to-market election is made on a shareholder-by-shareholder basis, applies to all of the ADSs held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ADSs no longer constitute “marketable stock”).
We do not intend to supply U.S. Holders with the information needed to make a qualified electing fund election with respect to the ADSs if we were a PFIC.
If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this and any other information reporting requirement on their acquisition, ownership and disposition of the ADSs.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSs UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITERS (CONFLICTS OF INTEREST)
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs International and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholders have agreed to sell to them, severally, the number of ADSs indicated below.
Underwriters	Number of ADSs
Morgan Stanley & Co. LLC	5,987,968
Goldman Sachs International	5,800,843
J.P. Morgan Securities LLC	3,393,181
BofA Securities, Inc.	973,045
Renaissance Securities (Cyprus) Limited	873,245
VTB Capital plc	873,245
AO Raiffeisenbank	42,808
Tinkoff Bank	136,201
Alfa Capital Markets Ltd	132,864
Total	18,213,400
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.
The Selling Shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,732,010 additional ADSs, on a pro rata basis, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.
The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,732,010 ADSs in aggregate from the Selling Shareholders.
		Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$16.00	$291,414,400	$335,126,560
Underwriting discounts and commissions to be paid by us and the Selling Shareholders	$(1.168)	$21,273,251	$24,464,239
Proceeds, before expenses, to us	$14.832	$59,956,877	$59,956,877
Proceeds, before expenses, to the Selling Shareholders	$14.832	$210,184,272	$250,705,444
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4.2 million. We have agreed to reimburse the underwriters for certain of their out-of-pocket expenses in connection with this offering in an amount not to exceed $100,000.

The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Our ADSs have been approved for listing on the NYSE under the symbol “CIAN.” Our ADSs have also been approved for listing on MOEX under the symbol “CIAN.”
We, the Selling Shareholders, our executive officers, board members and certain other shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and not to clause any direct or indirect affiliate to, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”) take any of the following actions regardless of whether any such transaction described above is to be settled by delivery of ADSs, ordinary shares or any other securities convertible into or exercisable or exchangeable for ADSs or ordinary shares in cash or otherwise:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares; or

•
file any registration statement with the SEC relating to the offering of any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares.

Subject to certain restrictions and requirements, the restrictions described in the immediately preceding paragraph do not apply to:
•
transfers pursuant to a will, other testamentary document or intestate succession;

•
transfers to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party;

•
distributions to limited partners or stockholders of the lock-up party;

•
transfers to the lock-up party’s affiliates, subsidiaries, partners, members, shareholders or to any investment fund or other entity controlled or managed by the lock-up party;

•
transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the first four items above;

•
transfers which occur by operation of law or pursuant to an order of a court, including pursuant to a domestic relations order or in connection with a divorce settlement, or to comply with any regulations related to the lock-up party’s ownership of ordinary shares or ADSs;

•
transfers to the Company or its affiliates upon death, disability or termination of employment, in each case, of the lock-up party pursuant to an employee benefit plan;

•
exercise of outstanding options and distributions or transfers to settle restricted stock or other equity awards pursuant to plans disclosed herein;

•
transfers to the Company or its subsidiary in connection with the vesting, settlement, or exercise of certain restricted stock units, options, or other rights to purchase shares of common stock or ADSs, provided that any shares received upon such exercise, vesting or settlement shall be bound by the lockup agreement;

•
sales, transfers or other dispositions pursuant to a bona fide third-party tender offer, merger, strategic sale, consolidation or other similar transaction involving a change of control of the Company in which the acquiring party, or a group of parties, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of the voting stock of the Company following such transaction, provided that any ordinary shares not so transferred will remain subject to the lock up agreement;

•
transfers to the Company in connection with the repurchase of ordinary shares or ADSs issued pursuant to an employee benefit plan, in connection with any contractual arrangement in effect on the date of this agreement that provides for the repurchase of ordinary shares or ADSs by the Company, or in connection with the termination of employment with the Company;

•
transactions relating to securities acquired in open market transactions after the completion of the public offering;

•
the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or Ordinary Shares, provided that such plan does not provide for the transfer of ADSs or Ordinary Shares during the restricted period;

•
transfers made with the prior written consent of the representatives, on behalf of the underwriters;

•
a bona fide gift or gifts; and

•
any demands or requests for, or exercise of any right with respect to, or taking of any action in preparation of, the registration by the Company under the Securities Act of the lock-up party’s ordinary shares or ADSs, in each case pursuant to the Registration Rights Agreement with the Company to which the lock-up party is a party, except for certain actions during the restricted period;

The representatives, in their sole discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the Selling Shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs International will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. Renaissance Securities (Cyprus) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, RenCap Securities Inc. VTB Capital plc is not an SEC-registered broker-dealer or a FINRA member. However, VTB Capital plc has engaged Xtellus Capital Partners Inc. (“Xtellus”), a broker-dealer registered with the SEC and FINRA, to act as its agent pursuant to Rule 15a-6 under the Exchange Act with respect to securities transactions effected by VTB Capital plc with U.S. investors in connection with this offering. Xtellus is not an affiliate of VTB Capital plc. AO Raiffeisenbank is not an SEC-registered broker-dealer and will not offer or sell any of the ADSs in the United States or to U.S. persons in connection with this offering. Tinkoff Bank is not an SEC-registered broker-dealer and will not offer or sell any of the ADSs in the United States or to U.S. persons in connection with this offering. Alfa Capital Markets Ltd is not an SEC-registered broker-dealer or a FINRA member. However, Alfa Capital Markets Ltd has engaged StoneX Financial Inc. (“StoneX”), a broker-dealer registered with the SEC and FINRA, to act as its chaperone pursuant to Rule 15a-6 under the Exchange Act with respect to securities transactions effected by Alfa Capital Markets Ltd with U.S. investors in connection with this offering. StoneX is not an affiliate of Alfa Capital Markets Ltd.
Our employees and real estate agent customers in the Russian Federation may elect to participate in the offering and any ADSs allocated pursuant to such election will be at the IPO price through Tinkoff Bank, via its online brokerage platform.
Pricing of the Offering
Prior to this offering, there has been no public market for the ADSs. The initial public offering price was determined by negotiations between us, the Selling Shareholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
The address for Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States of America. The address for Goldman Sachs International is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, United Kingdom. The address for J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179, United States of America. The address for BofA Securities, Inc. is One Bryant Park, New York, New York 10036, United States of America. The address for Renaissance Securities (Cyprus) Limited is 2-4 Arch Makariou III Ave, 9th Floor, Capital Center, 1065 Nicosia, Cyprus. The address for VTB Capital plc is 14 Cornhill, London EC3V 3ND. The address for AO Raiffeisenbank is 17/1 Troitskaya Street, Moscow 129090, Russia. The address for Tinkoff Bank is 38A, building 26, 2nd Khutorskaya Street, Moscow 127287, Russia. The address for Alfa Capital Markets Ltd is 5 Themistokli Dervi Street, Elenion Building, 1066 Nicosia, Cyprus.
Conflicts of Interest
Entities affiliated with The Goldman Sachs Group, Inc., the parent of Goldman Sachs International, an underwriter in this offering, and Goldman Sachs & Co LLC, its agent in this offering, beneficially own 14.11% of our outstanding ordinary shares in the aggregate immediately prior to this offering. In addition, such entities will be selling shareholders in this offering and will receive 5% or more of the net offering proceeds.

Because of such ownership interest and receipt of net offering proceeds, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Morgan Stanley & Co. LLC will act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Further, as required by Rule 5121, Goldman Sachs & Co LLC will not confirm sales of the ADSs to any account over which it exercises discretionary authority without the prior written approval of the customer.
Selling Restrictions
Other than in the United States and Russia, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any of ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any of ADSs to be offered so as to enable an investor to decide to purchase any of ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to ADSs in, from or otherwise involving the United Kingdom.

Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
SEC registration fee	$31,067
FINRA filing fee	50,769
Stock exchange listing fee	150,000
Printing expenses	280,000
Legal fees and expenses	2,285,110
Accounting fees and expenses	960,772
Miscellaneous costs	451,472
Total	4,209,190
All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS
The validity of the ordinary shares underlying the ADSs and other and certain legal matters of Cyprus law in connection with this offering will be passed upon for us by Antis Triantafyllides & Sons LLC. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain legal matters with respect to Cyprus law will be passed upon for the underwriters by Chrysses Demetriades & Co. LLC. Certain matters of U.S. federal law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

EXPERTS
The consolidated financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this prospectus, have been audited by AO Deloitte & Touche CIS, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of AO Deloitte & Touche CIS is 5 Lesnaya Street, Moscow, 125047, Russia.
The consolidated financial statements of the N1 Group included in this prospectus have been audited by AO Deloitte & Touche CIS, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of AO Deloitte & Touche CIS is 5 Lesnaya Street, Moscow, 125047, Russia.
Certain statistical data contained herein has been derived from and included herein in reliance upon the Frost & Sullivan Report prepared by Frost & Sullivan, a third party market research company, commissioned by us upon the authority of said firm as experts with respect to the matters covered by its report. Frost & Sullivan does not have any interest in our securities.

ENFORCEMENT OF CIVIL LIABILITIES
We are organized in Cyprus, and substantially all of our and our subsidiaries’ assets are located outside the United States, and all members of our board of directors are resident outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.
Further, most of our and our subsidiaries’ assets are located in Russia. Judgments rendered by a court in any jurisdiction outside Russia will generally be recognized by courts in Russia only if (i) an international treaty exists between Russia and the country where the judgment was rendered providing for the recognition of judgments in civil cases and/or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgments is adopted. No such federal law has been passed, and no such treaty exists, between Russia, on the one hand, and the United States, on the other hand. Even if an applicable international treaty is in effect or a foreign judgment might otherwise be recognized and enforced on the basis of reciprocity, the recognition and enforcement of a foreign judgment will in all events be subject to exceptions and limitations provided for in Russian law. For example, a Russian court may refuse to recognize or enforce a foreign judgment if its recognition or enforcement would contradict Russian public policy. In addition, Russian courts have limited experience in the enforcement of foreign court judgments.
In the absence of an applicable treaty, enforcement of a final judgment rendered by a foreign court may still be recognized by a Russian court on the basis of reciprocity, if courts of the country where the foreign judgment is rendered have previously enforced judgments issued by Russian courts. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Russia. In any event, the existence of reciprocity must be established at the time the recognition and enforcement of a foreign judgment is sought, and it is not possible to predict whether a Russian court will in the future recognize and enforce on the basis of reciprocity a judgment issued by a foreign court, including a U.S. court.
Russia is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in Russia due to a number of factors, including compliance with the procedure for the recognition and enforcement of foreign arbitral awards by Russian courts established by the Arbitrazh Procedural Code of Russia, limited experience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts’ inability to enforce such orders and corruption. Furthermore, enforcement of any arbitral award pursuant to arbitration proceedings may be limited by the mandatory provisions of Russian laws relating to categories of non arbitrable disputes and the exclusive jurisdiction of Russian courts, and specific requirements to arbitrability of certain categories of disputes, including in respect of the ADSs (i.e., specific requirements in relation to a type of an arbitral institution, arbitration rules, seat of arbitration and parties to an arbitration agreement for consideration of so called corporate disputes in relation to Russian companies) and the application of Russian laws with respect to bankruptcy, winding up or liquidation of Russian companies.
Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Russian court of competent jurisdiction. The possible need to re-litigate a judgment obtained in a foreign court on the merits in Russia may also significantly delay the enforcement of such judgment. Under Russian law, certain amounts may be payable by the claimant upon the initiation of any action or proceeding in any Russian court. These amounts, in many instances, depend on the amount of the relevant claim.
Shareholders may originate actions in either Russia or Cyprus based upon either applicable Russian or Cypriot laws, as the case may be.
However, it is doubtful whether a Russian or Cypriot court would accept jurisdiction and impose civil liability in an original action commenced in Russia or Cyprus, as applicable, and predicated solely upon U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

GLOSSARY OF KEY TERMS
Except where the context otherwise requires or where otherwise indicated, the terms “Cian,” the “Company,” the “Cian Group,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Cian PLC, in each case together with its consolidated subsidiaries as a consolidated entity, and the term the “Issuer” refers to Cian PLC as a standalone company.
“Average Unique Monthly Visitors (UMV)” means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019, 2018 and their respective semi-annual periods, Average UMV is calculated based on Google Analytical data; for the first half of 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.We calculate UMV using cookies and count the first time a computer or mobile device with a unique IP address accesses our platform during a month. If an individual accesses our platform using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor.
“Average daily revenue per listing” is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period.
“Average revenue per lead to developers” is calculated as lead generation revenue (within the Core Business segment) for a period divided by the number of leads (to developers) during such period.
“Average revenue per paying account” is calculated as listing revenue in the secondary residential and commercial real estate verticals divided (i) by the number of paying accounts for the corresponding period and (ii) by the number of months during the period.
“C2C Rental” means the operating and reporting segment which comprises end-to-end solutions in property rentals, where commission is charged for digitalizing, facilitation and operating property rentals service (including tenant background checks, digital signing of agreements, online payments and insurance).
“Core Business” means the operating and reporting segment which comprises our core classifieds platform, including our listing and value-added services for secondary residential and commercial real estate customers as well as our lead generation solutions and value-added services for primary residential real estate customers, such as developers, as well as our advertising tools.
“Cumulative app downloads” means the number of times the Cian mobile application was downloaded via iOS and Android as of a particular date.
“Customers” means professional and private companies and individuals who list properties on our platform. Our customers include (i) professional listing customers, such as real estate agents (both agents working for real estate agencies and independent agents) and real estate developers, as well as (ii) private listing customers, such as individual sellers and renters who choose to list their property directly without any intermediary.
“End-to-End Offerings” means the operating and reporting segment which comprises Online Transaction Services, which enable online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and Home Swap service offerings, which facilitate simultaneous real estate sales and purchases.
“Leads to developers” means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period.
“Leads to agents and individual sellers” means the number of times our users clicked to “show” a customer’s phone number on our platform or sent chat messages to agents or property sellers through our platform in a month, calculated as a monthly average for a particular period.
“Listings” means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period.

“Mortgage Marketplace” means the operating and reporting segment which comprises solutions for our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
“Number of listings” is a metric presented in the Frost & Sullivan Report, which means the primary and secondary residential real estate listings for rent and purchase (excluding short-term rental) as of particular date.
“Valuation and Analytics” means the operating and reporting segment which comprises our proprietary real estate market research, data analytics and market intelligence services.
“Paying accounts”means the number of registered accounts, which were debited at least once during a month for placing a paid listing on our platform or purchasing any value-added services, calculated as a monthly average for a particular period. We calculate the number of paying accounts to include both individual accounts and master accounts, but excluding subordinated accounts, which can be created under one master account by the real estate agencies for their individual agents as part of our virtual agency offering. For further descriptions of individual accounts, master accounts and subordinated accounts, see “Business—Core Classifieds Business—Products and Services We Offer to Customers.”
“Share of leads to real estate agents and individual sellers” is a metric presented in the Frost & Sullivan Report, which means the share of calls made, and chat messages sent, through our platform in the total number of calls made, and chat messages sent, by property searchers to real estate agents and individual sellers during a particular period. Includes calls and chats related only to urban sale and purchase in secondary residential real estate vertical.
“Share of mobile in leads to agents and individual sellers” means the share of leads to agents and individual sellers, generated via the Cian mobile application and mobile website, as compared to total leads to agents and individual sellers through our platform. Calculated as a monthly average for a particular period.
“Share of mobile traffic” means the share of traffic generated via the Cian mobile application and mobile website as compared to the entire traffic of the Cian platform. Calculated per period (not average).
“Short term rental” means the leasing of a residential property with rental payments calculated on a per diem basis. This number is excluded from the “Number of listings” measure.
“Subscription model” means our monthly subscription model whereby our customers pay a fixed price to post real estate listings for a month-long period.
“Users” means the end users who use our platform, typically free of charge, to search for properties and a variety of information and services (including real estate listings) to help them navigate through various real estate transactions.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Interim Condensed Consolidated Financial Statements of the Cian Group
Consolidated Financial Statements of the Cian Group
Consolidated Financial Statements of the N1 Group

CIAN GROUP
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND
JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
Revenue	4	1,456	600	2,704	1,642
Operating expenses:
Marketing expenses	7	(524)	(140)	(1,129)	(636)
Employee-related expenses	8	(1,833)	(610)	(2,632)	(1,078)
IT expenses		(133)	(65)	(229)	(143)
Depreciation and amortization		(70)	(48)	(134)	(99)
Other operating expenses		(177)	(22)	(221)	(86)
Total operating expenses		(2,737)	(885)	(4,345)	(2,042)
Operating loss		(1,281)	(285)	(1,641)	(400)
Finance costs		(15)	(21)	(31)	(36)
Finance income		4	3	7	4
Foreign currency exchange loss, net		—	—	(27)	—
Loss before income tax		(1,292)	(303)	(1,692)	(432)
Income tax benefit	9	5	15	22	27
Loss for the period		(1,287)	(288)	(1,670)	(405)
Total comprehensive loss for the period		(1,287)	(288)	(1,670)	(405)
Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent		(20)	(5)	(26)	(7)
Basic and diluted weighted average number of ordinary shares		65,000,000	59,433,100	63,751,905	59,433,100
The basic and diluted loss per share and basic and diluted weighted average number of shares are adjusted based on the share split with reference to Note 16 regarding the capital reorganization.
The accompanying notes are an integral part of these interim condensed consolidated financial statements

CIAN GROUP
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 (UNAUDITED)
(in millions of Russian Rubles)
	Note	June 30, 2021	December 31, 2020
Assets
Non-current assets
Property and equipment		45	31
Right-of-use assets		121	125
Goodwill	6	785	—
Intangible assets	6	1,256	257
Deferred tax assets		248	237
Other non-current assets		24	9
Total non-current assets		2,479	659
Current assets
Advances paid and prepaid expenses		61	88
Trade and other receivables		216	154
Prepaid income tax		10	—
Cash and cash equivalents	10	810	449
Other current assets		111	20
Total current assets		1,208	711
Total assets		3,687	1,370
Equity and liabilities
Equity
Share capital	11	—	—
Share premium	11	2,416	125
Accumulated losses		(2,667)	(997)
Total equity		(251)	(872)
Liabilities
Non-current liabilities
Borrowings	12	—	—
Employee share-based payment liability	13	—	636
Lease liabilities		69	77
Deferred tax liabilities		143	28
Total non-current liabilities		212	741
Current liabilities
Employee share-based payment liability	13	2,106	—
Borrowings	12	542	728
Contract liabilities		344	332
Trade and other payables		496	316
Income tax payable		1	15
Other taxes payable		196	74
Lease liabilities		41	36
Total current liabilities		3,726	1,501
Total liabilities		3,938	2,242
Total liabilities and equity		3,687	1,370
The accompanying notes are an integral part of these interim condensed consolidated financial statements

CIAN GROUP
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles)
	Note	Share capital	Share premium	Accumulated losses	Total equity
Balance at January 1, 2021		—	125	(997)	(872)
Loss and total comprehensive loss for the period		—	—	(1,670)	(1,670)
Issue of ordinary shares	11	—	2,291	—	2,291
Balance at June 30, 2021		—	2,416	(2,667)	(251)
Balance at January 1, 2020		—	125	(370)	(245)
Loss and total comprehensive loss for the period		—	—	(405)	(405)
Balance at June 30, 2020		—	125	(775)	(650)
	Note	Share capital	Share premium	Accumulated losses	Total equity
Balance at April 1, 2021		—	2,416	(1,380)	1,036
Loss and total comprehensive loss for the period		—	—	(1,287)	(1,287)
Balance at June 30, 2021		—	2,416	(2,667)	(251)
Balance at April 1, 2020		—	125	(487)	(362)
Loss and total comprehensive loss for the period		—	—	(288)	(288)
Balance at June 30, 2020		—	125	(775)	(650)
The accompanying notes are an integral part of these interim condensed consolidated financial statements

CIAN GROUP
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles)
	Note	Six months ended June 30,
		2021	2020
Cash flows from operating activities
Loss before income tax		(1,692)	(432)
Adjusted for:
Depreciation and amortization		134	99
Employee share-based payment expense	13	1,470	249
Finance income		(7)	(4)
Finance costs		31	36
Foreign currency exchange loss, net		27	—
Changes in allowances on trade receivables and advances paid		1	3
Working capital changes:
Increase in trade and other receivables		(57)	(25)
Decrease / (increase) in advances paid and prepaid expenses		16	(8)
Increase in other assets		(62)	(20)
Increase / (decrease) in trade and other payables		117	(83)
(Decrease) / increase in contract liabilities		(9)	79
Increase in other liabilities		101	106
Cash generated from (used in) operating activities		70	—
Income tax paid		(18)	(14)
Interest received		5	4
Interest paid		(30)	(34)
Net cash generated from (used in) operating activities		27	(44)
Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	6	(1,651)	—
Purchase of property and equipment		(24)	(10)
Purchase of intangible assets		(50)	(27)
Loans collected from employees		—	2
Net cash used in investing activities		(1,725)	(35)
Cash flows from financing activities
Proceeds from the issue of ordinary shares	11	2,265	—
Proceeds from borrowings		—	320
Repayment of borrowings		(186)	—
Payment of principal portion of lease liabilities		(19)	(33)
Net cash generated from financing activities		2,060	287
Net increase in cash and cash equivalents		362	208
Cash and cash equivalents at the beginning of the period		449	148
Effect of exchange rate changes on cash and cash equivalents		(1)	—
Cash and cash equivalents at the end of the period		810	356
The accompanying notes are an integral part of these interim condensed consolidated financial statements

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
1.   GENERAL INFORMATION
The interim condensed consolidated financial statements of Cian PLC and its subsidiaries (collectively, the “Cian Group” or the “Group”) as of and for the three and six months ended June 30, 2021 were authorized for issue in accordance with a resolution of the directors on September 2, 2021 (October 12, 2021, as to the effects of the restatement discussed in Note 5).
Cian PLC (formerly Solaredge Holdings Limited) (the “Company” or the “parent”) is a public liability company incorporated and domiciled in Cyprus. The registered office is located at Agiou Georgiou Makri, 64, Anna Maria Lena Court, flat/office 201, 6037, Larnaca, Cyprus. The Group’s principal place of business is Elektrozavodskaya street 27/8, premise I, floor 5, Moscow, 107023, the Russian Federation.
The Group is principally engaged in online real estate classifieds business within the Russian Federation through the Group’s websites and mobile application.
The ultimate controlling party of the Group as of June 30, 2021 are Elbrus Capital Fund II L.P., Elbrus Capital Fund IIB L.P. and Elbrus capital Fund III A. S.C.SP. (together “Elbrus Capital”), which own an aggregate of 65.34% as of June 30, 2021.
2.   BASIS OF PREPARATION, GOING CONCERN AND CHANGES IN ACCOUNTING POLICIES
Basis of preparation
The interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2021 and June 30, 2020, have been prepared on a going concern basis in accordance with IAS 34 Interim Financial Reporting.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.
2.2   Going concern
These interim condensed consolidated financial statements have been prepared by management on the assumption that the Group will be able to continue as a going concern, which presumes that the Group will, for the foreseeable future, be able to realize its assets and discharge its liabilities in the normal course of business.
There were following indicators that could give rise to the risk of a going concern: for the six months ended June 30, 2021, the Group incurred a loss of 1,670 (six months ended June 30, 2020: 405), as of June 30, 2021, the Group had a net liability position of 251 (December 31, 2020: 872) and net cash of 268 (December 31, 2020: net debt of 279), the Group also had a negative working capital (defined as total current asset less total current liabilities) of 2,518 (December 31, 2020: 790), including 344 of contract liabilities (December 31, 2020: 332).
However, the Group generated positive operating cash flow of 27 for the six months ended June 30, 2021 (six months ended June 30, 2020: negative operating cash flow of 44). The following matters have been considered by management in determining the appropriateness of the going concern basis of preparation in these interim condensed consolidated financial statements.
COVID-19
In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. The Group aimed to adapt to such adverse changes in conditions by exploring new ways of monetization and promotion of its products and services and cost optimization. As a result, the Group avoided any significant adverse impact on revenue or operating loss. However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these interim condensed consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.
Technical default
The Group has bank loans that are subject to certain covenants (Note 12). These covenants impose some pledges and restrictions in respect of certain financial indicators. On June 30, 2021, the Group breached some of the financial covenants associated with these bank loans, thus the non-current portion of the loans in the amount of 169 was reclassified into the short-term portion at June 30, 2021. The Group obtained a waiver from the bank in September 2021, confirming that the bank will not claim early repayment of the loans as of June 30, 2021.
Financing
The Group had approximately 850 of cash and cash equivalents as of September 2, 2021. Management is confident, based on their current operating plan, that existing cash and cash equivalents, together with cash flows from operating activities and financial support from the major shareholders of the Group who intend to provide an additional equity financing to the Group in case it is not able to meet its financial liabilities, that the Group will be able to meet anticipated cash needs for working capital, capital expenditures, general and administrative expenses and business expansion for at least the next twelve months.
2.3   New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Several amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Group and are not expected to have an impact on the annual consolidated financial statements of the Group.
3.   SEASONALITY
The Group’s business operations are not significantly influenced by seasonality factors.

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
4.   REVENUE FROM CONTRACTS WITH CUSTOMERS
4.1   Disaggregated revenue information
Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:
For the three months ended June 30, 2021
	At a point in time	Over time	Total revenue
Listing revenue	—	943	943
Lead generation revenue	296	—	296
Display advertising revenue	—	134	134
Other revenue	77	6	83
Total revenue	373	1,083	1,456
For the six months ended June 30, 2021
	At a point in time	Over time	Total revenue
Listing revenue	—	1,697	1,697
Lead generation revenue	597	—	597
Display advertising revenue	—	268	268
Other revenue	126	16	142
Total revenue	723	1,981	2,704
For the three months ended June 30, 2020
	At a point in time	Over time	Total revenue
Listing revenue	—	299	299
Lead generation revenue	182	—	182
Display advertising revenue	—	97	97
Other revenue	18	4	22
Total revenue	200	400	600
For the six months ended June 30, 2020
	At a point in time	Over time	Total revenue
Listing revenue	—	979	979
Lead generation revenue	408	—	408
Display advertising revenue	—	209	209
Other revenue	33	13	46
Total revenue	441	1,201	1,642

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
Listing, lead generation and display advertising revenues relate to the “Core Business” operating segment, while other revenue represents operating segments “Mortgage Marketplace”, “Valuation and Analytics”, “C2C Rental” and “End-to-End Offerings” generated no revenue for the periods presented in the interim condensed consolidated financial statements (Note 5).
5.   SEGMENT INFORMATION
The chief operating decision-maker (CODM) of the Group is the Chief Executive Officer. The CODM reviews the Group’s internal reporting based on the management accounts in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.
In evaluating the performance of the Group’s operating segments and allocating resources, the CODM reviews selected items of each segment’s statement of profit or loss and other comprehensive income including revenue and Adjusted EBITDA (an operating profit / (loss) for the period before depreciation and amortization and other adjustments for non-cash effects described in the table “Reconciliation of Adjusted EBITDA to Loss before income tax”). All other financial information is presented on a consolidated basis. Assets and liabilities are not allocated to the different operating segments for internal reporting purposes.
The Group identifies its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group has identified the following operating segments on this basis, as these segments are analyzed separately by management:
—
Core Business;

—
Mortgage Marketplace;

—
Valuation and Analytics;

—
C2C Rental; and

—
End-to-End Offerings.

The “Core Business” segment represents the mature main service line of real estate online classifieds and related advertising services provided on the Group’s platform (websites cian.ru, n1.ru, mlsn.ru and emls.ru and mobile applications). This segment relates to the online real estate classified platform, where clients like real estate agencies and agents, developers and individual property owners place their property listings and related advertising materials.
Each of the other operating segments represents the Group’s new offerings focused on developing different transactional business models;
—
Mortgage Marketplace represents a platform for mortgage price comparison, mortgage pre-approval and origination, where the Group earns commissions from its partner banks for distributing their mortgage products;

—
Valuation and Analytics — services where the Group earns fees derived from the customers for providing access to the Group’s proprietary real estate market research, data analytics and market intelligence services;

—
C2C Rental — a service to facilitate seamless rental transactions, where the Group earns revenue for providing an end to end solution in property rentals;

—
End-to-End Offerings — a service, that enables online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and facilitates simultaneous sales and purchases for our customers and users. It is a new operating segment, which emerged in 2021.

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
Restatement of segment information. The Group previously aggregated “Mortgage Marketplace”, “Valuation and Analytics”, “C2C Rental” and “End-to-End Offerings” operating segments within one reportable segment (“Adjacent Services”), however the Group’s management determined that the aggregation of these operating segments within one reportable segment was not appropriate under paragraph 12 of IFRS 8. As a result, information on segments presented in this note has been restated to present each operating segment as a separate reportable segment.
All revenue in all periods presented in the financial statements is derived from third parties and there is no inter-segment revenue. The Group operates only in Russia.
Revenue and costs are directly attributed to the Group’s segments when possible. However, due to the integrated structure of the Group’s business, certain costs incurred by one segment may benefit the other segments. These costs primarily include headcount-related expenses, marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to each segment based on the estimated benefit each segment receives from such expenses, using specific allocation drivers representing this benefit. Substantially all assets and liabilities relate to the “Core Business” operating segment.
Management reporting is different from IFRS, the differences are IFRS adjustments listed below, which are not analyzed by the CODM in assessing the operating performance of the business:
—
Reclassification of lease related amortization and interest — for the purposes of CODM’s assessment of operating performance rental expenses are considered operating expenses included in Adjusted EBITDA, rather than depreciation and interest expense, thus, IFRS 16 ‘Leases’ is not applied in internal reporting;

—
Reclassification of operating expense related to software licenses to amortization — for the purposes of CODM’s assessment of operating performance expenses related to software licenses are considered operating expenses included in Adjusted EBITDA, rather than amortization of intangible assets;

—
Capitalized development costs — for the purposes of CODM’s assessment of operating performance expenses none of the expenses are capitalized; and

—
Share-based payments — for the purposes of CODM’s assessment of operating performance the fair value adjustments related to remeasurement of share-based payments liability are not analyzed;

as well as non-recurring items, such as IPO costs, that occur from time to time and are evaluated for adjustment as and when they occur.

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
Information on each of the reportable and other segments and reconciliation to Loss before income tax is as follows:
	For the three months ended June 30, 2021
	Core Business	Mortgage Marketplace	Valuation an Analytics	C2C Rental	End-to End Offerings	Total
Revenue, including:	1,372	74	9	1	—	1,456
Listing revenue	943	—	—	—	—	943
Lead generation revenue	295	1	—	—	—	296
Display advertising revenue	133	1	—	—	—	134
Other revenue	1	72	9	1	—	83
Adjusted EBITDA	295	(107)	(18)	(35)	(39)	96
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA						96
Depreciation and amortization						(70)
Finance expenses, net						(11)
IPO-related costs						(88)
Reclassification of lease related amortization and interest						12
Reclassification of operating expense related to software licenses to amortization						11
Share-based payments						(1,242)
Loss before income tax						(1,292)

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
	For the six months ended June 30, 2021
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	End-to-End Offerings	Total
Revenue, including:	2,563	119	21	1	—	2,704
Listing revenue	1,697	—	—	—	—	1,697
Lead generation revenue	595	2	—	—	—	597
Display advertising revenue	267	1	—	—	—	268
Other revenue	4	116	21	1	—	142
Adjusted EBITDA	406	(232)	(36)	(71)	(66)	1
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA						1
Depreciation and amortization						(134)
Finance expenses, net						(24)
Foreign currency exchange loss, net						(27)
IPO-related costs						(88)
Reclassification of lease related amortization and interest						30
Reclassification of operating expense related to software licenses to amortization						20
Share-based payments						(1,470)
Loss before income tax						(1,692)
	For the three months ended June 30, 2020
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	Total
Revenue, including:	580	16	4	—	600
Listing revenue	299	—	—	—	299
Lead generation revenue	182	—	—	—	182
Display advertising revenue	97	—	—	—	97
Other revenue	2	16	4	—	22
Adjusted EBITDA	26	(30)	(32)	(33)	(69)
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA					(69)
Depreciation and amortization					(48)
Finance expenses, net					(18)
Capitalized development costs					11
Reclassification of lease related amortization and interest					18

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
	For the three months ended June 30, 2020
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	Total
Reclassification of operating expense related to software licenses to amortization					7
Share-based payments					(204)
Loss before income tax					(303)

	For the six months ended June 30, 2020
	Core Business	Mortgage Marketplace	Valuation and analytics	C2C Rental	Total
Revenue, including:	1,597	36	9	—	1,642
Listing revenue	979	—	—	—	979
Lead generation revenue	407	1	—	—	408
Display advertising revenue	206	3	—	—	209
Other revenue	5	32	9	—	46
Adjusted EBITDA	110	(97)	(69)	(63)	(119)
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA	(119)
Depreciation and amortization	(99)
Finance expenses, net	(32)
Capitalized development costs	16
Reclassification of lease related amortization and interest	37
Reclassification of operating expense related to software licenses to amortization	14
Share-based payments	(249)
Loss before income tax	(432)
6.   BUSINESS COMBINATION
On February 5, 2021, the Group completed its acquisition of 100% of N1.ru LLC with its subsidiaries (the “N1 Group”), a real estate-focused classifieds business that primarily operates in regional cities in Russia, such as Novosibirsk, Ekaterinburg and Omsk, for a total cash consideration of 1,785. The primary reason for the business combination was to enhance the Group’s position in Russia’s regions outside Moscow and Saint-Petersburg. The acquisition has been accounted for using the acquisition method. The Group’s interim condensed consolidated financial statements include the results of the N1 Group from February 5, 2021 until June 30, 2021.
The table below summarizes preliminary allocations of the consideration to assets acquired and liabilities assumed based on their fair values (provisional accounting) as of the acquisition date. Management is still in the process of finalizing its analysis over the key assumptions used in the determination of the fair values of intangible assets and the resulting impact on the amounts of deferred tax liability and goodwill.

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
All information presented with respect to such assets and liabilities assumed as it relates to these acquisitions is preliminary and subject to revision pending the final fair value analysis.
February 5, 2021
Assets
Customer base	753
Trademarks	254
Other intangible assets	39
Right-of-use assets	18
Property and equipment	7
Cash and cash equivalents	134
Other assets	49
Total assets	1,254
Liabilities
Contract liabilities	(21)
Trade and other payables	(51)
Lease liabilities	(18)
Deferred tax liabilities	(130)
Other liabilities	(34)
Total liabilities	(254)
Total identifiable net assets at fair value	1,000
Goodwill arising from the acquisition	785
Purchase consideration transferred	1,785
Analysis of cash flows from the acquisition:
Net cash acquired with the subsidiary (included in cash flows from investing activities)	134
Cash paid	(1,785)
Net cash flow from the acquisition	(1,651)
As of the acquisition date, the fair value of trade receivables was 5. Trade receivables comprised gross contractual amounts of 17, of which 12 was expected to be uncollectable as of the acquisition date.
Deferred tax liabilities represent the tax effect of temporary differences arising on identifiable assets recognized at their fair values.
If the acquisition of the N1 Group had taken place on January 1, 2021, consolidated revenue for the six months ended June 30, 2021 would have been 2,737 and consolidated loss for the same period would have been 1,705.
The goodwill recognized is primarily attributed to the expected synergies from combining the activities of the N1 Group with those of the Cian Group. The goodwill is not deductible for income tax purposes.
The Group incurred acquisition-related costs of 16 relating to external legal fees and due diligence costs. These costs have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020.

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
7.   MARKETING EXPENSES
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Online marketing	(408)	(101)	(810)	(545)
Offline marketing	(103)	(25)	(294)	(62)
Other marketing expenses	(13)	(14)	(25)	(29)
Total marketing expenses	(524)	(140)	(1,129)	(636)
Marketing expenses are only purchased advertising exclusive of any employee-related expenses.
8.   EMPLOYEE-RELATED EXPENSES
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Wages, salaries and related taxes	(567)	(399)	(1,124)	(808)
Share-based payment expense (note 13)	(1,242)	(204)	(1,470)	(249)
Other employee-related expenses	(24)	(7)	(38)	(21)
Total employee-related expenses	(1,833)	(610)	(2,632)	(1,078)
9.   INCOME TAX
The Group calculates the period income tax benefit / (expense) based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The major components of income tax benefit for the three and six months ended June 30, 2021 and June 30, 2020 are:
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Current income tax expense	(2)	—	(2)	—
Deferred tax benefit	7	15	24	27
Income tax benefit	5	15	22	27
10.   CASH AND CASH EQUIVALENTS
	June 30, 2021	December 31, 2020
Short-term deposits	263	406
Cash at banks and on hand	547	43
Total cash and cash equivalents	810	449

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
11.   SHARE CAPITAL AND SHARE PREMIUM
Number of shares	Authorised		Issued and fully paid
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Ordinary shares of EUR 0.0004 each	66,366,961	66,366,961	65,000,000	59,433,100
	66,366,961	66,366,961	65,000,000	59,433,100
	Number of ordinary shares	Share capital	Share premium
At January 1, 2020	59,433,100	—	125
At December 31, 2020	59,433,100	—	125
Issue of ordinary shares	5,566,900	—	2,291
At March 31, 2021	65,000,000	—	2,416
At June 30, 2021	65,000,000	—	2,416
Share amounts in the tables above are presented on a split-adjusted basis (note 16).
12.   BORROWINGS
	Interest rate	Currency	Maturity	June 30, 2021	December 31, 2020
				Amount, incl. accrued interest	Amount, incl. accrued interest
Bank loan	CBR key rate+3.35%	RUB	2021-2022	286	429
Bank loan	CBR key rate+3.8%	RUB	2021-2024	256	299
Total				542	728
Current				542	728
Non-current				—	—
The bank loans are subject to certain covenants. These covenants impose some pledges and restrictions in respect of certain financial indicators of its key operational subsidiary iRealtor LLC, calculated in accordance with Russian Accounting Standards (“RAS”). The loans are secured by 100% shares of Fastrunner Investment Limited, 100% shares of Mimons Investments Limited, 51% shares of iRealtor LLC, software rights and Cian trademarks and rights under license agreements. As of June 30, 2021, the Group technically breached the maintenance covenant requiring that net assets of iRealtor LLC must be positive as of the end of each semi-annual period, a covenant that requires that iRealtor LLC current liquidity ratio must be at least 1.5:1 as of the end of each quarter and the covenant as to the maintenance at the end of each quarter of certain level of EBITDA. The Group obtained a waiver from the bank in September 2021 with respect to the breach of covenants. However, the non-current portion of the loans was reclassified into the short-term portion as of June 30, 2021 since the waiver was obtained after the reporting date.
13.   SHARE-BASED COMPENSATION
In the first half of 2021, the Group granted 88.5 (1,753,276.4 after the share-split, note 16) share-based compensation awards to certain employees that entitle them to a cash payment after five years of service under the existing share-based compensation plan, described in the annual consolidated financial statements.

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The plan stipulates the following payments:
1.
Liquidity event payments. Participants of the program are entitled to a cash payment upon occurrence of some liquidity events such as an initial public offering (“IPO”) or an acquisition of control over the Group by a third party.

2.
Non-liquidity event payments. Participants of the program are entitled to a cash payment after the termination of the service period if the net debt (calculated as borrowings less cash and cash equivalents) does not exceed three times the lowest between EBITDA (calculated as operating profit/(loss) plus amortization and depreciation) and Adjusted EBITDA (calculated as described in Note 5) as of the date of the notice sent by the participants to the Company.

The fair value of the liability, classified as a share-based payment liability, is remeasured at each reporting date and at settlement date. The Group recognized the share-based payment liability as of June 30, 2021 based on both the liquidity and non-liquidity events. The Group recognized share-based payment liability as of December 31, 2020 based only on the non-liquidity events. The Group did not recognize the liability based on the liquidity events in the consolidated statements of financial position as of December 31, 2020, as the Group did not consider any potential initial public offering path advanced enough for it to qualify as a liquidity event.
The following table provides information about share-based awards as of June 30, 2021 and December 31, 2020:
		Number of awards outstanding as of				Fair value per award, USD as of		Fair value per award, RUB as of
Allocation year	Number of awards granted	June 30, 2021	December 31, 2020	Vesting period, years	Exercise price, USD	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
2015	135.00	115.50	57.75	4	49,322	181,394	110,745	13,127,901	8,181,364
2017	13.50	13.50	6.75	4	42,760	189,684	118,086	13,727,867	8,723,686
2018	19.50	13.32	9.75	5	69,000	161,450	92,101	11,684,508	6,804,026
2019	6.00	3.20	3.00	5	69,000	161,450	92,101	11,684,508	6,804,026
2019	6.00	2.50	3.00	5	80,012	150,381	82,462	10,883,419	6,091,938
2019	12.00	6.79	—	5	80,012	150,381	—	10,883,419	—
2021	76.50	12.70	—	5	110,000	120,013	—	8,685,617	—
	268.50	167.51	80.25

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
The following table provides information about share-based awards as of June 30, 2021 and December 31, 2020 on a split-adjusted basis (note 16):
		Number of awards outstanding as of				Fair value per award, USD as of		Fair value per award, RUB as of
Allocation year	Number of awards granted	June 30, 2021	December 31, 2020	Vesting period, years	Exercise price, USD	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
2015	2,674,489	2,288,174	1,144,087	4	2.49	9.16	5.59	663	413
2017	267,449	267,449	133,724	4	2.16	9.57	5.96	693	440
2018	386,315	263,883	193,158	5	3.48	8.15	4.65	590	343
2019	118,866	63,395	59,433	5	3.48	8.15	4.65	590	343
2019	118,866	49,528	59,433	5	4.04	7.59	4.16	549	308
2019	237,732	134,517	—	5	4.04	7.59	—	549	—
2021	1,515,544	251,600	—	5	5.55	6.06	—	439	—
	5,319,261	3,318,546	1,589,835
Set out below are the movements in the Group’s share-based payment liabilities during the six months ended June 30, 2021 and the year ended December 31, 2020:
	Six months ended June 30, 2021	Year ended December 31, 2020
Share-based payment liabilities at the beginning of the period	636	78
New awards granted	184	—
Remeasurement during the period(i)	1,286	558
Share-based payment liabilities at the end of the period	2,106	636

(i)
The remeasurement during the six months ended June 30, 2021 is mainly attributable to recognition of the liquidity event.

The fair value of the awards was estimated, at the grant date and at the end of each reporting period, using the Option pricing model, taking into account the terms and conditions on which the award was granted.
The weighted average inputs used in the measurement of the fair values as of June 30, 2021 and December 31, 2020 are as follows:
	June 30, 2021	December 31, 2020
Expected annual volatility	44.11%	45.20%
Expected term, years	0.3	1.5
Dividend yield	None	None
Risk-free interest rate	0.05%	0.1%
Fair value per ordinary share, USD (after the share split, note 16)	13	13
Fair value per ordinary share, RUB (after the share split, note 16)	937	939
Given the absence of a public trading market for ordinary shares of the Company, the fair value per ordinary share was determined by reference to discounted future cash flows generated by the Group. The key assumptions used in the estimation of the business enterprise value are consistent with those followed in

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020, except for recognition of N1 Group acquisition, as it took place in 2021.
The following table demonstrates the sensitivity to a reasonably possible change in key assumptions affecting the fair value per ordinary share. With all other variables held constant, the Group’s share-based payment liabilities are affected as follows:
Change in share-based payment liabilities
10% change in forecasted revenue	20%
10% change in terminal period Adjusted EBITDA margin	12%
10% change in discount rate	21%
10% change in terminal growth rate	6%
The forfeiture rate is assessed as remote.
14.   RELATED PARTIES
Related parties include shareholders, ultimate owners and members of key management personnel as well as companies which are under legal ownership, significant influence or control of shareholders or ultimate owners of the Group.
Transactions with key management personnel
Key management comprises directors of the Group and the Chief Executive Officer as well as the Chief Financial Officer of the Group’s main operating subsidiary. The remuneration of key management personnel for the three and six months ended June 30, 2021 and June 30, 2020 amounted to:
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Short-term employee benefits(ii)	(10)	(9)	(21)	(18)
Share-based payment expense(iii)	(1,094)	(119)	(1,204)	(137)
Total key management remuneration	(1,104)	(128)	(1,225)	(155)

(ii)
Short-term benefits include salaries, bonuses, paid annual leave and social security contributions.

(iii)
Amounts related to the participation of the key management personnel in the incentive scheme accrued in the interim condensed consolidated statement of profit or loss and other comprehensive income.

During the six months ended June 30, 2021 and June 30, 2020, there were no transactions or outstanding balances with key management personnel, except for disclosed in the table above. No guarantees have been given or received.
Transactions with the ultimate controlling party
During the six months ended June 30, 2021 and June 30, 2020, there were no transactions or outstanding balances with Elbrus Capital, the ultimate controlling party. No guarantees have been given or received.

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
Other related party transactions
The following table provides the total amount of transactions that have been entered into with other related parties during the six months ended June 30, 2021 and June 30, 2020, as well as balances with related parties as of June 30, 2021 and December 31, 2020:
		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Associate of Elbrus Capital	2021	—	1	—	—
Associate of Elbrus Capital	2020	—	1	—	—
15.   CONTINGENCIES
Legal proceedings
The Group has been, and continues to be, subject to legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the ultimate liability, if any, arising from such proceedings and adjudications, will not have a material adverse impact on the Group’s financial position or operating results.
Russian Federation tax and regulatory environment
The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.
Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years, while under certain circumstances reviews may cover longer periods.
The Group estimates that possible exposure in relation to the above mentioned tax risks, that are more than remote, but for which no liability is required to be recognized, could be up to approximately 63.
Until January 1, 2021, the Group relied on a VAT exemption for its listing revenue under the 2008 VAT exemption for software and database licenses under the Russian Tax Code. The exemption was available for revenue from software license agreements under which the Group provided its customers with access to its platform. In July 2020, the Russian tax code underwent changes, which substantially narrowed the scope of the 2008 VAT exemption. From January 1, 2021, licensing of computer software and databases is only exempt from VAT when: (i) it relates to software or databases included in the Russian National Software Register and (ii) it does not involve software used for advertising, counterparty searches, online trade or marketplace purposes. Consequently, starting from January 1, 2021, revenue from the provision of access to advertising and online marketplace software does not qualify as income from eligible activities and the Group no longer qualifies for this exemption.
Operating environment
The Group’s operations are concentrated in the Russian Federation. Consequently, the Group is exposed to the economic and financial environment in the Russian Federation, which display the

CIAN GROUP
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)
(in millions of Russian Rubles, unless otherwise stated)
characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to varying interpretations and frequent changes which combined with other legal and fiscal impediments, aggravate the challenges faced by entities operating in the Russian Federation.
Starting in 2014, the United States of America, the European Union and some other countries have imposed and gradually expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty, including more volatile equity markets, a depreciation of the Russian Ruble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The long-term effects of the imposed and possible additional sanctions are difficult to determine.
The Group’s interim condensed consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.
COVID-19
In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. The Group aimed to adapt to such adverse changes in conditions by exploring new ways of monetization and promotion of its products and services and cost optimization. As a result, the Group avoided any significant adverse impact on revenue or operating loss. However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these interim condensed consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.
16.   EVENTS AFTER THE REPORTING PERIOD
Capital reorganization
In August, pursuant to a special resolution at a general meeting of its shareholders, the Company:
•
made a 1-for-2,500 split of its ordinary shares;

•
increased the authorized share capital by the creation of additional 121,625,000 ordinary shares of EUR 0.0004 each; and

•
issued and allotted 56,797,500 fully paid ordinary shares of EUR 0.0004 each to its existing shareholders on a pro rata basis.

All share and per share amounts and related information in these interim condensed consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the share split and pro rata allotment of ordinary shares issued (collectively, the “share split”).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Cian PLC
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Cian PLC (formerly, Solaredge Holdings Limited) and subsidiaries (the “Group”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ AO Deloitte & Touche CIS
Moscow, the Russian Federation
June 23, 2021 (September 2, 2021, as to the effects of the share split arising from the capital reorganization as described within Note 21; October 12, 2021, as to the effects of the restatement discussed in Note 5)
We have served as the Group’s auditor since 2018.

CIAN GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
	Note	2020	2019
Revenue	4	3,972	3,607
Operating expenses:
Marketing expenses	6	(1,697)	(2,159)
Employee-related expenses	7	(2,208)	(1,385)
IT expenses		(264)	(289)
Depreciation and amortization		(200)	(169)
Other operating expenses		(180)	(217)
Goodwill impairment	8	—	(256)
Total operating expenses		(4,549)	(4,475)
Operating loss		(577)	(868)
Finance costs		(72)	(38)
Finance income		11	7
Foreign currency exchange loss, net		(1)	(3)
Loss before income tax		(639)	(902)
Income tax benefit	9	12	96
Loss for the year	3	(627)	(806)
Total comprehensive loss for the year		(627)	(806)
Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent		(11)	(14)
Basic and diluted weighted average number of ordinary shares		59,433,100	59,433,100
The basic and diluted loss per share and basic and diluted weighted average number of shares are adjusted based on the share split with reference to Note 21 regarding the capital reorganization.
The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles)
	Note	December 31, 2020	December 31, 2019
Assets
Non-current assets
Property and equipment		31	33
Right-of-use assets	10	125	111
Intangible assets	11	257	273
Deferred tax assets	9	237	212
Other non-current assets		9	9
Total non-current assets		659	638
Current assets
Advances paid and prepaid expenses		88	55
Trade and other receivables	12	154	94
Prepaid income tax		—	23
Cash and cash equivalents	13	449	148
Other current assets		20	8
Total current assets		711	328
Total assets		1,370	966
Equity and liabilities
Equity
Share capital	14	—	—
Share premium	14	125	125
Accumulated losses		(997)	(370)
Total equity		(872)	(245)
Liabilities
Non-current liabilities
Borrowings	15	—	431
Employee share-based payment liability	16	636	78
Lease liabilities	10	77	33
Deferred tax liabilities	9	28	34
Total non-current liabilities		741	576
Current liabilities
Borrowings	15	728	46
Contract liabilities	4	332	184
Trade and other payables	17	316	315
Income tax payable		15	—
Other taxes payable		74	23
Lease liabilities	10	36	67
Total current liabilities	3	1,501	635
Total liabilities		2,242	1,211
Total liabilities and equity		1,370	966
Approved for issue and signed by Management on June 23, 2021 (September 2, 2021, as to the effects of the share split arising from the capital reorganization as described within Note 21; October 12, 2021, as to the effects of the restatement discussed in Note 5):
/s/ Christina Tillyrou Christina Tillyrou, Director	/s/ Christina Maria Oxinou Christina Maria Oxinou, Director
The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles)
	Note	Share capital	Share premium	Retained earnings/ (Accumulated losses)	Total equity
Balance at January 1, 2019		—	7	437	444
Loss and total comprehensive loss for the year		—	—	(806)	(806)
Contribution from shareholders	14	—	118	—	118
Other payments to shareholders		—	—	(1)	(1)
Balance at December 31, 2019		—	125	(370)	(245)
Balance at January 1, 2020		—	125	(370)	(245)
Loss and total comprehensive loss for the year		—	—	(627)	(627)
Balance at December 31, 2020		—	125	(997)	(872)
The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles)
	Note	2020	2019
Cash flows from operating activities
Loss before income tax		(639)	(902)
Adjusted for:
Depreciation and amortization		200	169
Goodwill impairment	8	—	256
Employee share-based payment expense	16	558	67
Finance income		(11)	(7)
Finance costs		72	38
Foreign currency exchange loss, net		1	3
Working capital changes:
Increase in trade and other receivables		(61)	(14)
(Increase) / decrease in advances paid and prepaid expenses		(32)	139
(Increase) / decrease in other assets		(13)	2
Decrease in trade and other payables		(4)	(61)
Increase in contract liabilities		148	2
Increase / (decrease) in other liabilities		98	(24)
Cash generated from (used in) operating activities		317	(332)
Income tax paid		(28)	—
Interest received		11	6
Interest paid		(70)	(35)
Net cash generated from (used in) operating activities		230	(361)
Cash flows from investing activities
Purchase of property and equipment		(21)	(24)
Purchase of intangible assets		(90)	(104)
Loans issued to employees		—	(2)
Loans collected from employees		2	—
Net cash used in investing activities		(109)	(130)
Cash flows from financing activities
Contribution from shareholders		—	118
Proceeds from borrowings		320	672
Repayment of borrowings		(71)	(197)
Payment of principal portion of lease liabilities		(67)	(53)
Other payments to shareholders		—	(1)
Net cash generated from financing activities		182	539
Net increase in cash and cash equivalents		303	48
Cash and cash equivalents at the beginning of the year		148	103
Effect of exchange rate changes on cash and cash equivalents		(2)	(3)
Cash and cash equivalents at the end of the year		449	148
The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
1. GENERAL INFORMATION
The consolidated financial statements of Cian PLC and its subsidiaries (collectively, the “Cian Group” or the “Group”) as of and for the years ended December 31, 2020 and December 31, 2019 were authorized for issue in accordance with a resolution of the directors on June 23, 2021 (September 2, 2021, as to the effects of the share split arising from the capital reorganization as described within Note 21; October 12, 2021, as to the effects of the restatement discussed in Note 5).
Cian PLC (formerly Solaredge Holdings Limited) (the “Company” or the “Parent”) is a public liability company incorporated and domiciled in Cyprus. The registered office is located at Agiou Georgiou Makri, 64, Anna Maria Lena Court, flat/office 201, 6037, Larnaca, Cyprus. The Group’s principal place of business is Elektrozavodskaya street 27/8, premise I, floor 5, Moscow, 107023, Russian Federation.
The Group is principally engaged in online real estate classifieds business within the Russian Federation through the Group’s websites and mobile application.
Subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:
Subsidiary	Principal activity / Country of incorporation	% equity interest
		December 31, 2020	December 31, 2019
iRealtor LLC	Online real estate classifieds (Russia)	100%	100%
Fastrunner Investment Limited	Holding (Cyprus)	100%	100%
Mimons Investments Limited	Holding (Cyprus)	100%	100%
The ultimate controlling party of the Group are Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. (together “Elbrus Capital”) which own an aggregate of 61.4% of the Group’s ordinary shares as of December 31, 2020 and December 31, 2019.
2. SIGNIFICANT ACCOUNTING POLICIES
2.1 Basis of preparation
The Group’s consolidated financial statements and the accompanying notes have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The consolidated financial statements have been prepared on a historical cost basis except for employee share-based payment liability (Note 16) which is measured at fair value on each reporting date.
2.2 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2020 and 2019, respectively. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:
•
power over the investee;

•
exposure, or rights, to variable returns from its involvement with the investee; and

•
the ability to use its power to affect its returns.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
The Group reassesses whether or not it controls an investee if any facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year, are included in the consolidated financial statements from the date the Group gains control over the subsidiary until the date the Group ceases to control the subsidiary.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to the transactions between members of the Group are eliminated in full on consolidation.
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.
2.3 New standards, interpretations and amendments
The Group applied for the first-time all standards, interpretations and amendments, relevant for its operations, which are effective for annual periods beginning on or after January 1, 2020. These standards, interpretations and amendments do not have a material impact on the Group’s consolidated financial statements.
•
Amendments to IFRS 7 and IFRS 9: Interest Rate Benchmark Reform. Phase 1.

•
Amendment to IFRS 16: COVID-19-Related Rent Concessions.

•
Annual Improvements to IFRS Standards 2015-2017 Cycle: Amendments to References to the Conceptual Framework in IFRS Standards, Amendments to IFRS 3 Definition of a business, Amendments to IAS 1 and IAS 8 Definition of material.

The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The following amended standards and interpretations are not expected to have a material impact on the Group’s consolidated financial statements:
•
IFRS 17 Insurance Contracts (effective date — January 1, 2023).

•
Amendments to IFRS 9, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform. Phase 2 (effective date — January 1, 2021).

•
Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective date — January 1, 2023).

•
Reference to the Conceptual Framework — Amendments to IFRS 3 (effective date — January 1, 2022).

•
Property, Plant and Equipment: Proceeds before Intended Use — Amendments to IAS 16 (effective date — January 1, 2022).

•
Onerous Contracts — Costs of Fulfilling a Contract — Amendments to IAS 37 (effective date — January 1, 2022).

•
IFRS 1 First-time Adoption of International Financial Reporting Standards — Subsidiary as a first-time adopter (effective date — January 1, 2022).

•
IFRS 9 Financial Instruments — Fees in the ‘10 per cent’ test for derecognition of financial liabilities (effective date — January 1, 2022).

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
•
IAS 41 Agriculture — Taxation in fair value measurements (effective date — January 1, 2022).

2.4 Summary of significant accounting policies
a) Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.
The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized, but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that are expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
b) Foreign currencies
The Group’s consolidated financial statements are presented in Russian Rubles (“RUB”), which is also the Company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of all of the Company’s subsidiaries is the RUB.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Transactions in foreign currencies are initially recorded by the Group’s subsidiaries in their functional currency at exchange rates prevailing at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at exchange rates prevailing at the reporting date. Differences arising on settlement or translation of monetary items are recognized within “Foreign currency exchange gain / (loss), net”, in the consolidated statement of profit or loss and other comprehensive income.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.
The RUB is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.
c) Revenue from contracts with customers
Revenue from contracts with customers is recognized when control of products or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those products or services.
i. Listing revenue
Listing revenue is derived from offering online listings and related value-added services, such as different listing promotion options, to the Group’s customers on its websites and mobile applications based on a cost per time basis. Customers can purchase either individual listings and value-added services, listing packages or subscriptions, which combine a number of listings and value-added services. The cash collected from the sale of online listings and related value-added services (both under the pay-per-listing or listing package model and the subscription model) is initially recorded as contract liability (deferred revenue) in the consolidated statement of financial position and subsequently recognized as revenue over time as customers receive and consume the benefits of the access to online listings and related value-added services over the contractual period. The average time period between receipt of payment from the customer and delivery of online listings is 30 days.
ii. Lead generation revenue
Lead generation revenue represents fees charged to real estate developers for establishing and referring contacts (or leads) based on the number of qualified calls (validated user connections) received from primary real-estate listing posted primarily through our platform (as part of the “Core Business” segment) or through our partner bank’s site (as part of the “Mortgage Marketplace” segment). Performance obligation is satisfied at a point in time of occurrence of each qualified call. Payment is received after the delivery of validated connections. Payment is generally due within 20 to 30 days from providing these services.
iii. Display advertising revenue
The Group’s advertising services allow third parties to place advertisements in particular areas of the Group’s websites and mobile application. Advertising revenue is recognized over time based on upfront monthly fees agreed in media plans, which also include targeted number of views or clicks during the period of advertisement. Payment is generally due within 20 to 30 days from providing advertising services.
iv. Loyalty program
The Group has a loyalty points program which allows listing revenue customers to accumulate points that can be redeemed against future purchases. The loyalty points give rise to a separate performance

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
obligation as they provide a material right to acquire additional services at a discount to the customer, that it would not receive without entering into that contract. A portion of transaction price is allocated to the loyalty points awarded to customers based on a stand-alone selling price of points and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customer redeeming the points becomes remote. When estimating stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points.
v. Other revenue
The Group explores new ways of monetization of its website and mobile application traffic and content database and develops new business initiatives, primarily Mortgage Marketplace and Data Analytics Services.
Mortgage Marketplace revenue comprises commission fees charged to banks for selling their mortgage products to the Group’s websites and mobile application users. Upon sale, the Group charges the banks a fixed rate commission fee based on the mortgage amount (“Marketplace commission”). The Group’s performance obligation with respect to these transactions is to arrange the transaction through its websites or mobile application. Marketplace commission is recognized on a net basis at the point of signing the mortgage agreement between the bank and the individual user. Payment is generally due within 20 to 30 days from providing these services.
Data Analytics Services revenue represents fees derived from the Group’s customers for providing access to the Group’s database of real estate content. The access can be provided either in the form of an individual report or on a subscription basis. The cash collected from the sales of subscription is initially recorded as deferred revenue in the consolidated statement of financial position and subsequently recognized as revenue over the subscription period. Revenue from sales of individual reports is recognized at the point of delivery of the report to the customer. Payment is generally due within 20 to 30 days from providing an individual report or a prepayment basis in a case of subscription.
d) Operating expenses
Operating expenses consist primarily of advertising and marketing costs, employee-related expenses including payroll, IT expenses including hosting, technical support and telecommunication services, depreciation and amortization expenses and other expenses such as office maintenance, consulting and other general corporate expenses. Operating expenses are expensed as incurred.
e) Income taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Income taxes are computed in accordance with the laws of the Company’s and its subsidiaries’ jurisdictions. Taxable income of the Group’s companies incorporated in Russia and Cyprus is subject to local income taxes at rates of 20.0% and 12.5%, respectively.
Deferred tax
Deferred income taxes are accounted for under the balance sheet method and reflect the tax effect of temporary differences between the tax basis of assets and liabilities and their carrying amounts in the accompanying consolidated financial statements.
Deferred tax liabilities are recognized for all taxable temporary differences, except:

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
•
when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:
•
when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Deferred tax assets are derecognized when it is no longer probable that sufficient taxable profit will be available against which the deductible temporary differences can be recognized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
f) Property and equipment
Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment is recognized as an asset if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Group and the cost of the item can be measured reliably. Costs of minor repairs and day-to-day maintenance are expensed when incurred. Cost of replacing major parts or components of property and equipment items that extend the useful lives of assets or increase their revenue-generating capacities are capitalized and the replaced part is retired.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:
Useful lives in years
Office equipment	1 – 5
An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.
Property and equipment are also subject to impairment. Refer to the accounting policies in section (i) Impairment of non-financial assets excluding goodwill.
g) Leases
Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term as follows:
Lease term in years
Offices	3 – 4
Right-of use assets are also subject to impairment. Refer to the accounting policies in section (i) Impairment of non-financial assets excluding goodwill.
Lease liabilities
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.
In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
Presentation in the consolidated statement of cash flows
The Group classifies cash payments for the principal portion of lease liabilities within financing activities and cash payments for the interest portion of the lease liabilities within operating activities.
h) Intangible assets
Intangible assets acquired separately are measured upon initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.
Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:
•
the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•
its intention to complete and its ability and intention to use or sell the asset;

•
how the asset will generate future economic benefits;

•
the availability of resources to complete the asset; and

•
the ability to measure reliably the expenditure during development.

Intangible assets are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for an intangible asset is reviewed at least at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
The amortization of intangible assets is recorded in depreciation and amortization within the consolidated statements of profit or loss and other comprehensive income.
Amortization is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:
Useful lives in years
Trademarks	7
Customer base	18
Computer software	1 – 3
Video and audio rights	1
Development costs	3 – 5
An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
i) Impairment of non-financial assets excluding goodwill
At each reporting date, the Group reviews the carrying amounts of its property and equipment, right-of-use assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.
j) Cash and cash equivalents
Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.
k) Share-based payments
Certain senior level employees of the Group receive remuneration in the form of share-based payments (“phantom shares”), which are settled in cash (cash-settled transactions). For cash-settled share-based payments, a liability is recognized initially at the fair value. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in employee benefits expenses.
l) Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
m) Value added tax
Expenses and assets are recognized net of the amount of value added tax (“VAT”), except when the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item.
The net amount of the VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.
n) Loss per share
Basic and diluted net loss per ordinary share for all periods presented has been determined in accordance with IAS 33 “Earnings per Share”, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. The Group did not have any dilutive or antidilutive instruments as of December 31, 2020 and 2019.
o) Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, and for which discrete financial information is available. Its operating results (Note 5) are reviewed regularly by the Group’s Chief Executive Officer (CEO) to make decisions about resources to be allocated to the segment and assess its performance. Segment results are reported to the CEO and include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.
p) Financial instruments
Initial recognition and measurement
In accordance with IFRS 9, financial assets are classified, at initial recognition, as amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.
In accordance with IFRS 9, financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and financial liabilities at amortized cost, as appropriate.
The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.
In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.
The Group’s financial assets include cash and cash equivalents, rent security deposits, trade and other receivables. The Group’s financial liabilities include trade and other payables, lease liabilities and borrowings.
Fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Fair value of traded financial instruments is determined on each reporting date on the basis of market quotations or dealers’ quotations without transaction costs deduction. For the financial instruments which are not traded on the market, fair value is determined with the use of appropriate valuation methods. These methods include use of market transactions data, use of data on the current fair value of other similar financial instruments, analysis of discounted cash flows or other valuation methods.
The Group uses the following structure for determination and disclosure of valuation methods of fair value of financial instruments:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 inputs are unobservable inputs for the asset or liability.
Subsequent measurement
Financial assets and financial liabilities at amortized cost
This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:
•
the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the consolidated statement of profit or loss and other comprehensive income.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:
•
the rights to receive cash flows from the asset have expired; or

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

•
either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or is cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss and other comprehensive income.
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (ECLs) for all financial assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. ECLs are discounted at the effective interest rate of the financial asset in case of long-term assets.
Under IFRS 9, ECLs are measured on either of the following bases:
•
12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•
lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies a simplified approach in calculating lifetime ECLs for accounts receivable. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
For all other financial assets, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.
When determining whether the credit risk of a financial instrument has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.
The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:
•
the financial instrument has a low risk of default — when the counterparty has an external credit rating of ‘investment grade’ in accordance with the globally understood definition (rating BBB- or higher, based on Standard & Poor’s and Fitch ratings);

•
the debtor has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Allowances for expected credit losses for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The preparation of the Group’s consolidated financial statements requires management to make judgements; estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities; and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Judgements
In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:
Going concern
These consolidated financial statements have been prepared by management on the assumption that the Group will be able to continue as a going concern, which presumes that the Group will, for the foreseeable future, be able to realize its assets and discharge its liabilities in the normal course of business.
There were following indicators that could give rise to the risk of a going concern: for the year ended December 31, 2020, the Group incurred a loss of 627 (2019: 806), as of December 31, 2020, the Group had a net liability position of 872 (2019: 245) and net debt of 279 (2019: 329), the Group also had a negative working capital (defined as total current asset less total current liabilities) of 790 (2019: 307), including 332 of contract liabilities (2019: 184).
However, the Group generated positive operating cash flow of 230 in 2020 (2019: negative operating cash flow of 361). The following matters have been considered by management in determining the appropriateness of the going concern basis of preparation in these consolidated financial statements.
COVID-19
In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. The Group aimed to adapt to such adverse changes in conditions by exploring new ways of monetization and promotion of its products and services and cost optimization. As a result, the Group avoided any significant adverse impact on revenue or operating loss. However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.
Technical default
The Group has bank loans that are subject to certain covenants (Note 15). These covenants impose some pledges and restrictions in respect of certain financial indicators. On December 31, 2020 the Group

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
breached some of the financial covenants associated with these bank loans, thus the non-current portion of the loans in the amount of 352 was reclassified into the short-term portion at December 31, 2020. The Group obtained a waiver from the bank in May 2021, confirming that the bank will not claim early repayment of the loan as of December 31, 2020 (Note 21).
Financing
The Group had approximately 500 of cash and cash equivalents as of June 23, 2021. Management is confident, based on their current operating plan, that existing cash and cash equivalents, together with cash flows from operating activities and financial support from the major shareholders of the Group who intend to provide an additional equity financing to the Group in case it is not able to meet its financial liabilities, that the Group will be able to meet anticipated cash needs for working capital, capital expenditures, general and administrative expenses and business expansion for at least the next twelve months. After the reporting date the Group received 2,265 from the existing and new shareholders by issuance of 281 (5,566,900 on a share-split basis) ordinary shares (Note 21).
Changes in Russian Tax Law in 2021
Starting from January 1, 2021 due to changes in Russian Tax Law the Group lost the right to use VAT exemption on listing revenue. The Group assessed that this change would not have a material negative impact on its operational and financial results.
Based on the analysis above, management concluded that there is no significant uncertainty as to whether the Group will continue as a going concern, and therefore it is appropriate to prepare these consolidated financial statements on the going concern basis.
Estimates and assumptions
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on the parameters available at the time of consolidated financial statements preparation. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.
Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, such as discount and terminal growth rates, revenue growth rates and Adjusted EBITDA Margin, affecting the fair value of the ordinary share of the Group, which is the basis for the valuation of the share-based payment liability. The Group initially measures the cost of cash-settled transactions with employees at the fair value of the liability incurred. For cash-settled share-based payment transactions, the liability needs to be remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. This requires a reassessment of the estimates used at the end of each reporting period. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16.
Also, as described in Note 16, a portion of cash payment to which participants of the option program are entitled to is linked to certain liquidity events, such as an initial public offering. As of December 31, 2020 and 2019, the Group determined that this performance condition for the recognition of share-based

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
payments was not yet probable, and no related share-based compensation expense was recognized during the years then ended. These costs are expected to be recognized once the performance condition occurs or becomes probable.
Useful lives of intangible assets
The estimation of the useful lives of intangible assets acquired through business combinations or generated internally is a matter of judgment based on the experience with similar assets. The future economic benefits embodied in the assets are consumed principally through their use. However, other factors related to the economic environment and market situation often result in the diminution of the economic benefits embodied in the assets. Management assesses the remaining useful lives in accordance with the current market conditions of the assets and the estimated period during which the assets are expected to earn benefits for the Group.
Compliance with tax legislation
The taxation system in the Russian Federation continues to evolve and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years. However, under certain circumstances a tax year may remain open longer.
This may potentially impact the Group’s tax position and create additional tax risks. This legislation and practice of its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances. Management believes that it has adequately provided for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to the reform of the supreme courts that are resolving tax disputes, could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.
4. REVENUE FROM CONTRACTS WITH CUSTOMERS
4.1 Disaggregated revenue information
Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:
For the year ended December 31, 2020
	At a point in time	Over time	Total revenue
Listing revenue	—	2,383	2,383
Lead generation revenue	994	—	994
Display advertising revenue	—	456	456
Other revenue	101	38	139
Total revenue	1,095	2,877	3,972

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
For the year ended December 31, 2019
	At a point in time	Over time	Total revenue
Listing revenue	—	2,481	2,481
Lead generation revenue	623	—	623
Display advertising revenue	—	452	452
Other revenue	30	21	51
Total revenue	653	2,954	3,607
Listing, lead generation and display advertising revenues relate to the “Core Business” operating segment, while other revenue represents operating segments “Mortgage Marketplace”, “Valuation and Analytics” and “C2C Rental” (Note 5).
4.2 Contract balances
The following table provides information about the Group’s trade receivables and contract liabilities from contracts with customers:
	2020	2019
Trade receivables (Note 12)	145	91
Contract liabilities (including 27 of loyalty points (2019: nil))	(332)	(184)
Contract liabilities represent the transaction price allocated to unsatisfied performance obligations, advances received from customers before the Group transfers the related products or services and loyalty points not redeemed. Contract liabilities are recognized as revenue when the Group transfers control over the related products or services to the customer. The outstanding balances of contract liabilities increased in 2020 due to the continuous increase in the Group’s customer base. The total amount of contract liabilities as of each year end has been or to be recognized as revenue in the subsequent year.
5. SEGMENT INFORMATION
The chief operating decision-maker (CODM) of the Group is the Chief Executive Officer. The CODM reviews the Group’s internal reporting based on the management accounts in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.
In evaluating the performance of the Group’s operating segments and allocating resources, the CODM reviews selected items of each segment’s statement of profit or loss and other comprehensive income including revenue and Adjusted EBITDA (an operating profit / (loss) for the period before depreciation and amortization and other adjustments for non-cash effects described in the table “Reconciliation of Adjusted EBITDA to Loss before income tax”). All other financial information is presented on a consolidated basis. Assets and liabilities are not allocated to the different operating segments for internal reporting purposes.
The Group identifies its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group has identified the following operating segments on this basis, as these segments are analyzed separately by management:
—
Core Business;

—
Mortgage Marketplace;

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
—
Valuation and Analytics; and

—
C2C Rental.

The “Core Business” segment represents the mature main service line of real estate classifieds and related advertising services provided on the Group’s platform (websites cian.ru and emls.ru and mobile application). This segment relates to the online real estate classified platform, where clients like real estate agencies and agents, developers and individual property owners place their property listings and related advertising materials.
Each of the other operating segments represents the Group’s new offerings focused on developing different transactional business models:
—
Mortgage Marketplace represents a platform for mortgage price comparison, mortgage pre-approval and origination, where the Group earns commissions, from its partner banks for distributing their mortgage products;

—
Valuation and Analytics — services where the Group earns fees derived from the customers for providing access to the Group’s proprietary real estate market research, data analytics and market intelligence services;

—
C2C Rental — a service to facilitate seamless rental transactions, where the Group earns revenue for providing an end to end solution in property rentals.

Restatement of segment information. The Group previously aggregated “Mortgage Marketplace”, “Valuation and Analytics” and “C2C Rental” operating segments within one reportable segment (“Adjacent Services”), however the Group’s management determined that the aggregation of these operating segments within one reportable segment was not appropriate under paragraph 12 of IFRS 8. As a result, information on segments presented in this note has been restated to present each operating segment as a separate reportable segment.
All revenue in both years is derived from third parties and there is no inter-segment revenue. The Group operates only in Russia.
Revenue and costs are directly attributed to the Group’s segments when possible. However, due to the integrated structure of the Group’s business, certain costs incurred by one segment may benefit the other segments. These costs primarily include headcount-related expenses, marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to each segment based on the estimated benefit each segment receives from such expenses, using specific allocation drivers representing this benefit. Substantially all assets and liabilities relate to the “Core Business” operating segment.
Management reporting is different from IFRS, the differences are IFRS adjustments listed below, which are not analyzed by the CODM in assessing the operating performance of the business:
—
Reclassification of lease related amortization and interest — for the purposes of CODM’s assessment of operating performance rental expenses are considered operating expenses included in Adjusted EBITDA, rather than depreciation and interest expense, thus, IFRS 16 ‘Leases’ is not applied in internal reporting;

—
Reclassification of operating expense related to software licenses to amortization — for the purposes of CODM’s assessment of operating performance expenses related to software licenses are considered operating expenses included in Adjusted EBITDA, rather than amortization of intangible assets;

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
—
Capitalized development costs — for the purposes of CODM’s assessment of operating performance expenses none of the expenses are capitalized; and

—
Share-based payments — for the purposes of CODM’s assessment of operating performance the fair value adjustments related to remeasurement of share-based payments liability are not analyzed;

as well as non-recurring items, such as goodwill impairment, that occur from time to time and are evaluated for adjustment as and when they occur.
Information on each of the reportable and other segments and reconciliation to Loss before income tax is as follows:
	For the year ended December 31, 2020
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	Total
Revenue, including:	3,822	110	39	1	3,972
Listing revenue	2,383	—	—	—	2,383
Lead generation revenue	991	3	—	—	994
Display advertising revenue	439	17	—	—	456
Other revenue	9	90	39	1	139
Adjusted EBITDA	532	(254)	(119)	(126)	33
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA					33
Depreciation and amortization					(200)
Finance expenses, net					(61)
Foreign currency exchange loss, net					(1)
Capitalized development costs					43
Reclassification of lease related amortization and interest					74
Reclassification of operating expense related to software licenses to amortization					31
Share-based payments					(558)
Loss before income tax					(639)
	For the year ended December 31, 2019
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	Total
Revenue, including:	3,555	34	18	—	3,607
Listing revenue	2,481	—	—	—	2,481
Lead generation revenue	622	1	—	—	623
Display advertising revenue	440	12	—	—	452
Other revenue	12	21	18	—	51
Adjusted EBITDA	(193)	(153)	(81)	(65)	(492)
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA					(492)

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
	For the year ended December 31, 2019
	Core Business	Mortgage Marketplace	Valuation and Analytics	C2C Rental	Total
Depreciation and amortization					(169)
Finance expenses, net					(31)
Foreign currency exchange loss, net					(3)
Capitalized development costs					22
Reclassification of lease related amortization and interest					71
Reclassification of operating expense related to software licenses to amortization					23
Share-based payments					(67)
Goodwill impairment					(256)
Loss before income tax					(902)

6. MARKETING EXPENSES
	2020	2019
Online marketing	(1,498)	(1,134)
Offline marketing	(139)	(959)
Other marketing expenses	(60)	(66)
Total marketing expenses	(1,697)	(2,159)
Marketing expenses are only purchased advertising exclusive of any employee-related expenses.
7. EMPLOYEE-RELATED EXPENSES
	2020	2019
Wages, salaries and related taxes	(1,610)	(1,246)
Share-based payment expense (Note 16)	(558)	(67)
Other employee-related expenses	(40)	(72)
Total employee-related expenses	(2,208)	(1,385)
8. GOODWILL IMPAIRMENT
Goodwill of 256 was recognized in 2014 as a result of an acquisition of EMLS Group (“EMLS”), a leading online real estate classifieds website in Saint-Petersburg and the Leningrad region. Goodwill was allocated to the cash-generating unit (CGU) of EMLS. In December 2019, management of the Group decided to gradually cease the operations of the website “emls.ru” during the next two years and transfer its customer base (Note 11) to the Group’s main website “cian.ru” and Cian mobile application, and, accordingly, goodwill was written off in full as of December 31, 2019.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
9. INCOME TAX
The major components of income tax benefit for the years ended December 31, 2020 and 2019 are:
	2020	2019
Current income tax expense	(18)	—
Adjustments in respect of current income tax of previous years	(1)	—
Deferred tax benefit	31	96
Income tax benefit	12	96
The major part of the Group’s pre-tax losses and income tax expenses / benefits is generated in Russia. Pre-tax gains or losses of the Group’s companies in Cyprus mainly relate to foreign exchange gains and losses and other items which are generally non-taxable (non-deductible) in that jurisdiction. These items affect pre-tax loss but do not have any impact on income tax expense / benefit.
Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:
	2020	2019
Loss before income tax	(639)	(902)
Income tax benefit calculated at Russia’s statutory income tax rate (20%)	128	180
Goodwill impairment	—	(51)
Adjustments in respect of current income tax of previous years	(1)	—
Share-based payments	(112)	(13)
Other non-deductible expenses	(3)	(20)
Income tax benefit for the year	12	96
Set out below is the summary of deferred tax assets and liabilities as of December 31, 2020 and 2019:
	Consolidated statement of financial position as of December 31,		Consolidated statement of profit or loss
	2020	2019	2020	2019
Deferred tax assets arising from:
Tax losses carried forward	149	166	(17)	88
Revenue recognition	59	32	27	1
Lease liabilities	23	20	3	20
Employee benefits	24	19	5	8
Intangible assets	15	2	13	2
Trade receivables	1	1	—	—
Total deferred tax assets before set-off	271	240	31	119
Set-off of tax	(34)	(28)	—	—
Net deferred tax assets	237	212	—	—
Deferred tax liabilities arising from:
Intangible assets	(33)	(36)	3	2

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
	Consolidated statement of financial position as of December 31,		Consolidated statement of profit or loss
	2020	2019	2020	2019
Right-of-use assets	(25)	(22)	(3)	(22)
Property and equipment	(2)	(3)	1	(1)
Other items	(2)	(1)	(1)	(2)
Total deferred tax liabilities before set-off	(62)	(62)	—	(23)
Set-off of tax	34	28	—	—
Net deferred tax liabilities	(28)	(34)	—	—
Net deferred tax asset / (liability)	209	178	—	—
Deferred tax benefit / (expense)	—	—	31	96
The Group has accumulated tax losses of 745 (2019: 830) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. The losses have arisen in the key Russian operating subsidiary of the Group. The Group recognized deferred tax assets in respect of these losses as they are fully recoverable in the near future according to the management’s forecast. In such assessment management took into account differences between Russian Tax Law and IFRS, historical deviations from the budget and actual offset of 88 from the balance of accumulated losses against taxable profit of the subsidiary in 2020.
10. LEASES
The Group leases several office buildings to provide employees with comfortable working conditions. Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:
	Right-of-use assets	Lease liabilities
As of January 1, 2019	177	(153)
Additions	—	—
Depreciation expense	(66)	—
Interest expense	—	(12)
Payments	—	65
As of December 31, 2019	111	(100)
Additions	—	—
Remeasurement / modification	81	(80)
Depreciation expense	(67)	—
Interest expense	—	(7)
Payments	—	74
As of December 31, 2020	125	(113)
The maturity analysis of lease liabilities based on contractual undiscounted payments is disclosed in Note 19.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
11. INTANGIBLE ASSETS
	Trademarks	Customer base	Computer software	Video/ audio rights	Development costs	Other	Total
Cost
At January 1, 2019	76	186	44	52	4	1	363
Additions	—	—	30	52	22	1	105
Disposals	—	—	—	—	—	(1)	(1)
At December 31, 2019	76	186	74	104	26	1	467
At January 1, 2020	76	186	74	104	26	1	467
Additions	—	—	37	14	43	—	94
Disposals	—	—	—	—	—	(1)	(1)
At December 31, 2020	76	186	111	118	69	—	560
Amortization
At January 1, 2019	(31)	(43)	(27)	(8)	—	—	(109)
Amortization charge	(8)	(10)	(23)	(43)	(1)	—	(85)
Disposals	—	—	—	—	—	—	—
At December 31, 2019	(39)	(53)	(50)	(51)	(1)	—	(194)
At January 1, 2020	(39)	(53)	(50)	(51)	(1)	—	(194)
Amortization charge	(18)	(10)	(31)	(47)	(3)	—	(109)
Disposals	—	—	—	—	—	—	—
At December 31, 2020	(57)	(63)	(81)	(98)	(4)	—	(303)
Carrying amounts
At December 31, 2019	37	133	24	53	25	1	273
At December 31, 2020	19	123	30	20	65	—	257
Trademark related to EMLS.ru
Following the decision of management to gradually cease the operations of the website “emls.ru” and transfer its client base to the Group’s main website “cian.ru” and Cian mobile application (Note 8), the useful life of EMLS trademark was revised accordingly. The remaining useful life as of December 31, 2020 is one year.
Impairment test
Group’s non-current assets are fully attributable to the “Core Business” cash-generating unit (CGU). The “Core Business” CGU represents the main service line of real estate classifieds and related advertising services provided on the Cian’s platform (website cian.ru and mobile application). “Mortgage Marketplace”, “Valuation and Analytics” and “C2C Rental” each represent a separate CGU, however the Group did not recognize any assets related to such CGU’s as of December 31, 2020 and 2019, as there was no convincing evidence available that these services would generate future economic benefits.
As substantially the entire customer base from “EMLS” was transferred to the main Cian platform, for the purposes of impairment testing as of December 31, 2020 the remaining assets of “EMLS” were allocated to the “Core Business” CGU.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
At December 31, 2020 management estimated the recoverable amount of the “Core Business” CGU. The recoverable amount of the CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU’s recoverable amount represented management’s assessment of future trends in the Group’s business and were based on the relevant external and internal historical data. Cash flows were projected based on past experience, actual operating results and the Group’s five-year business plan and based on the following key assumptions: revenue growth rates, Adjusted EBITDA margin, discount rate, and terminal value growth rate. At December 31, 2020 the estimated recoverable amounts of the “Core Business” CGU exceeded its carrying amount.
Discount rate and terminal growth rate.   The pre-tax discount rate applied to the cash flow projections is 18%, and the annual growth rate for the free cash flows after 2025 is 5%. The discount rate applied is based on the risk-free rate for 10-year government bonds in Russia, market risk premium, and adjusted for a risk premium to reflect both the increased risk of investing in equities and the systemic risk of the specific operating segment. A long-term growth rate in perpetuity has been determined based on the nominal GDP rates for Russia.
Revenue growth rates and Adjusted EBITDA margin.   Revenue growth rates and Adjusted EBITDA margin were projected taking into account the levels experienced over the past years and the estimated sales volume and price growth for the next five years.
Sensitivity to changes in estimates.   Management estimated that a decrease in revenues by 10%, or 15 percentage points decrease in Adjusted EBITDA margin, or an increase in the discount rate by 5 percentage points would not result in impairment of non-current assets and a significant headroom of the recoverable amount over the carrying amount would still remain.
12. TRADE AND OTHER RECEIVABLES
	December 31, 2020	December 31, 2019
Trade receivables from third parties	151	97
Other receivables from third parties	9	3
Allowance for expected credit losses	(6)	(6)
Total trade and other receivables	154	94
Trade and other receivables are non-interest bearing and are generally on terms of 20 to 30 days.
Set out below is the movement in the allowance for expected credit losses of accounts receivable:
	2020	2019
Balance at the beginning of the year	(6)	(6)
Allowance for expected credit losses	—	—
Balance at the end of the year	(6)	(6)
Information about the Group’s exposure to credit and market risks is presented in Note 19.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
13. CASH AND CASH EQUIVALENTS
	December 31, 2020	December 31, 2019
Short-term deposits	406	100
Cash at banks and on hand	43	48
Total cash and cash equivalents	449	148
The Group’s cash and cash equivalents are mainly denominated in Russian Rubles.
Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective market short-term deposit rates. Information about the credit risk over cash and cash equivalents is presented in Note 19.
14. SHARE CAPITAL
Number of shares	Authorized		Issued and fully paid
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Ordinary shares of EUR 0.0004 each	66,366,961	59,433,100	59,433,100	59,433,100
	66,366,961	59,433,100	59,433,100	59,433,100
Share amounts in the table above are presented on a split-adjusted basis (note 21).
In 2019, the existing shareholders provided irrevocable contribution of 118 to the Company. The contribution was accounted as the increase in share premium. There have been no transactions involving share premium in 2020.
In October 2020, the authorized share capital of the Company was increased from 59,433,100 to 66,366,961 shares.
In February 2021, the Group issued 5,566,900 (after the share split as set out in Note 21) ordinary shares to the existing and new shareholders and received 2,265 in cash (Note 21).
15. BORROWINGS
	Interest rate	Currency	Maturity	December 31, 2020	December 31, 2019
				Amount, incl. accrued interest	Amount, incl. accrued interest
Bank loan	CBR key rate+3.35%	RUB	2021-2022	429	299
Bank loan	CBR key rate+3.8%	RUB	2021-2024	299	178
Total				728	477
Current				728	46
Non-current				—	431
The bank loans are subject to certain covenants. These covenants impose some pledges and restrictions in respect of certain financial indicators. The loans are secured by 100% shares of Fastrunner Investment Limited, 100% shares of Mimons Investments Limited, 51% shares of iRealtor LLC, software rights and Cian trademarks and rights under license agreements. At December 31, 2020, the Group breached some of the financial covenants associated with the bank loans. The Group obtained a waiver from the bank in May 2021

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
with respect to the breach of covenants. However, the non-current portion of the loans was reclassified into the short-term portion at December 31, 2020 since the waiver was obtained after the reporting date.
16. SHARE-BASED COMPENSATION
In 2018, the Group’s Board of Directors approved a new long-term incentive program for certain senior level employees. In 2018 and 2019, the Group granted an aggregate of 3,565,986 shares (after the share split as set out in Note 21) (“phantom shares”) to employees that entitle them to a cash payment after one to five years of service depending on the participant. No awards were granted in 2020. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The plan stipulates the following payments:
1.
Liquidity event payments.   Participants of the program are entitled to a cash payment upon occurrence of some liquidity events such as an initial public offering (“IPO”) or an acquisition of control over the Group by a third party.

2.
Non-liquidity event payments.   Participants of the program are entitled to a cash payment after the termination of the service period if the net debt (calculated as borrowings less cash and cash equivalents) does not exceed three times the lowest between EBITDA (calculated as operating profit plus amortization and depreciation) and Adjusted EBITDA (calculated as described in Note 5) as of the date of the notice sent by the participants to the Company.

The Group recognized share-based payment liability at December 31, 2020 and 2019 based only on the non-liquidity events. The Group did not recognize the liability based on the liquidity events in the consolidated statements of financial position at December 31, 2020 and 2019 due to a low probability of such events in the foreseeable future until the plans will not be well advanced.
The following table provides information about share-based awards as of December 31, 2020 and 2019:
Allocation year	Number of awards	Number of awards outstanding As of December 31,		Vesting period, years	Exercise price, USD	Fair value per award, USD As of December 31,		Fair value per award, RUB As of December 31,
		2020	2019			2020	2019	2020	2019
2015	67.50	57.75	57.75	4	49,322	110,745	19,942	8,181,364	1,234,517
2017	6.75	6.75	6.75	4	42,760	118,086	15,449	8,723,686	956,350
2018	9.75	9.75	9.75	5	69,000	92,101	84	6,804,026	5,174
2019	3.00	3.00	3.00	5	69,000	92,101	44	6,804,026	2,730
2019	3.00	3.00	3.00	5	80,012	82,462	—	6,091,938	—
	90.00	80.25	80.25
The following table provides information about share-based awards as of December 31, 2020 and 2019 on a split-adjusted basis (note 21):

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Allocation year	Number of awards	Number of awards outstanding As of December 31,		Vesting period, years	Exercise price, USD	Fair value per award, USD As of December 31,		Fair value per award, RUB As of December 31,
		2020	2019			2020	2019	2020	2019
2015	1,337,245	1,144,087	1,144,087	4	2.49	5.59	1.01	413	62
2017	133,724	133,724	133,724	4	2.16	5.96	0.78	440	48
2018	193,158	193,158	193,158	5	3.48	4.65	0.00	343	0
2019	59,433	59,433	59,433	5	3.48	4.65	0.00	343	0
2019	59,433	59,433	59,433	5	4.04	4.16	—	308	—
	1,782,993	1,589,835	1,589,835
Set out below are the movements in the Group’s share-based payment liabilities during 2020 and 2019:
	2020	2019
Share-based payment liabilities at the beginning of the year	78	11
Remeasurement during the year	558	59
Non-liquidity event payments	—	8
Share-based payment liabilities at the end of the year	636	78
The fair value of the awards was estimated, at the grant date and at the end of each reporting period, using the Option pricing model, taking into account the terms and conditions on which the award was granted.
The weighted average inputs used in the measurement of the fair values for the years ended December 31, 2020 and 2019 are the following:
	December 31, 2020	December 31, 2019
Expected annual volatility	45.20%	40.88%
Expected term, years	1.5	2.5
Dividend yield	None	None
Risk-free interest rate	0.1%	1.61%
Fair value per ordinary share, USD (after the share split as set out in Note 21)	13	5
Fair value per ordinary share, RUB (after the share split as set out in Note 21)	939	333
Expected volatility.   Because the Company’s shares are not publicly traded, expected volatility has been estimated based on an analysis of the implied share price volatility of comparable public companies for an expected term equal to 1.5 years (2019: 2.5 years).
Expected term.   As the contractual terms of the awards are unlimited, the expected terms of the instruments have been assessed based on the vesting period and management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations.
Dividend yield.   Expected dividend yield is nil, the Company did not declare any dividends with respect to 2019 and 2020 and does not have any plans to pay dividends in the near term.
Risk-free rate was assessed based on US Treasury bonds yield.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Fair value per ordinary share.   Given the absence of a public trading market for ordinary shares of the Company, the fair value per ordinary share was determined by reference to discounted future cash flows generated by the Group. The key assumptions used in the estimation of the business enterprise value are consistent with the inputs in the impairment test as disclosed in Note 11.
The following table demonstrates the sensitivity to a reasonably possible change in key assumptions affecting the fair value per ordinary share. With all other variables held constant, the Group’s share-based payment liabilities are affected as follows:
Change in share-based payment liabilities
10% change in forecasted revenue	22%
10% change in terminal period Adjusted EBITDA margin	13%
10% change in discount rate	52%
10% change in terminal growth rate	40%
The forfeiture rate is assessed as remote.
17. TRADE AND OTHER PAYABLES
	December 31, 2020	December 31, 2019
Trade payables	196	75
Tax risks provision	—	140
Annual bonus provision	66	59
Unused vacation provision	53	36
Other payables	1	5
Trade and other payables	316	315
Trade payables are non-interest bearing and are normally settled on 60-day terms. Information about the Group’s exposure to liquidity risk in relation to its trade and other payables is included in Note 19.
18. RELATED PARTIES
Related parties include shareholders, ultimate owners and members of key management personnel as well as companies which are under legal ownership, significant influence or control of shareholders or ultimate owners of the Group.
Transactions with key management personnel
Key management comprises directors of the Group and CEO and CFO of the main operating subsidiary.
The remuneration of key management personnel for the year ended December 31, 2020 and 2019 amounted to:
	2020	2019
Short-term employee benefits	(38)	(37)
Share-based payment expense	(313)	(47)
Total key management remuneration	(351)	(84)

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
During 2019, the Group received a loan of 46 from key management personnel which was repaid in full by the end of that year. During 2020, there were no transactions or outstanding balances with key management personnel, except for disclosed in the table above. No guarantees have been given or received.
Transactions with the ultimate controlling party
During 2020, there were no transactions or outstanding balances with Elbrus Capital, the ultimate controlling party. No guarantees have been given or received.
During 2019, the Group received a loan of 148 from Elbrus Capital which was repaid in full by the end of that year.
Other related party transactions
The following table provides the total amount of transactions that have been entered into with other related parties for the relevant financial year.
		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Associate of Elbrus Capital	2020	—	3	—	—
Associate of Elbrus Capital	2019	—	4	—	—
Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees given or received.
19. FINANCIAL RISK MANAGEMENT
19.1 Financial assets and financial liabilities
The following table shows the carrying amounts of financial assets and financial liabilities. The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values on the basis of short-term nature or calculation of amortised cost using market rates.
	December 31, 2020	December 31, 2019
Financial assets measured at amortized cost
Cash and cash equivalents (Note 13)	449	148
Trade and other receivables (Note 12)	154	94
Rent security deposits	9	9
Total financial assets	612	251
Financial liabilities measured at amortized cost
Trade and other payables (Note 17)	197	80
Lease liabilities (Note 10)	113	100
Borrowings (Note 15)	728	477
Total financial liabilities	1,038	657

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
19.2 Financial risk management
The Group is exposed to risks that arise from its use of financial instruments. The Group has exposure to the following risks arising from financial instruments: market risk, credit risk and liquidity risk.
There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods.
19.2.1 Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Group, comprises two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable and trade and other payables.
The Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s borrowings with floating interest rates.
Interest rate sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in interest rates on borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings, as follows:
	Change in interest rates	Effect on profit before tax
Year ended December 31, 2020
Borrowings with floating interest rates	+1%/-1%	(7) / 7
Year ended December 31, 2019
Borrowings with floating interest rates	+1%/-1%	(5) / 5
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates is currently limited because the Group’s operating activities are mainly carried out in Russian Rubles.
19.2.2 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its cash and cash equivalents held with banks.
Trade receivables
The Group performs an impairment analysis at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due. The calculation reflects the probability-weighted outcome. Generally, accounts receivables are written-off if past due for more than three years.

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:
	< 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
2020
Expected credit loss rate	1.1%	5.7%	7.6%	69.4%
Total gross carrying amount	128	17	—	6	151
Expected credit loss	1	1	—	4	6
	< 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
2019
Expected credit loss rate	1.2%	7.6%	7.9%	62.4%
Total gross carrying amount	83	6	—	8	97
Expected credit loss	1	—	—	5	6
Cash and cash equivalents
The Group held cash and cash equivalents of 449 at December 31, 2020 (2019: 148). The cash and cash equivalents are primarily held with banks, which are rated not less than BBB- to BBB, based on Standard & Poor’s and Fitch ratings. As of December 31, 2020, the Group held 94% of its cash and cash equivalents with banks having external credit ratings of BBB-/BBB (2019: 95%).
Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. No impairment allowance was recognized at December 31, 2020 (2019: nil).
19.2.3 Liquidity risk
Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:
	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2020
Trade and other payables	197	—	—	—	197
Borrowings	416	340	44	—	800
Lease liabilities	43	76	8	—	127
Total financial liabilities	656	416	52	—	1,124

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2019
Trade and other payables	80	—	—	—	80
Borrowings	89	408	84	—	581
Lease liabilities	73	34	—	—	107
Total financial liabilities	242	442	84	—	768
19.3 Changes in liabilities arising from financing activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.
	January 1, 2020	Financing cash flows	Leases (non-cash)	Other	December 31, 2020
Borrowings	477	249	—	2	728
Lease liabilities	100	(67)	80	—	113
	577	182	80	2	841
	January 1, 2019	Financing cash flows	Leases (non-cash)	Other	December 31, 2019
Borrowings	—	475	—	2	477
Lease liabilities	153	(53)	—	—	100
	153	422	—	2	577
The ‘Other’ column includes the effect of accrued but not yet paid interest on the Group’s borrowings and lease liabilities. The Group classifies interest paid as cash flows from operating activities.
19.4 Capital management
The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern (Note 3) while maximising the return to shareholders through the optimisation of the debt and equity balance.
The capital structure of the Group consists of net debt (borrowings offset by cash and cash equivalents) and equity (as detailed in the consolidated statements of financial position).
In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the borrowings that define capital structure requirements. Breaches in meeting the financial covenants could result in bank immediately calling the borrowings.
No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.
20. CONTINGENCIES
Legal proceedings
During the periods covered by the Group’s consolidated financial statements and in subsequent period until their approval, the Group has been, and continues to be, subject to legal proceedings and adjudications

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the ultimate liability, if any, arising from such proceedings and adjudications, will not have a material adverse impact on the Group’s financial position or operating results.
Russian Federation tax and regulatory environment
The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.
Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years, while under certain circumstances reviews may cover longer periods.
The Group estimates that possible exposure in relation to the above mentioned tax risks, that are more than remote, but for which no liability is required to be recognized, could be up to approximately 58.
Operating environment
The Group’s operations are concentrated in the Russian Federation. Consequently, the Group is exposed to the economic and financial environment in the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to varying interpretations and frequent changes which combined with other legal and fiscal impediments, aggravate the challenges faced by entities operating in the Russian Federation.
Starting in 2014, the United States of America, the European Union and some other countries have imposed and gradually expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty, including more volatile equity markets, a depreciation of the Russian Ruble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The long-term effects of the imposed and possible additional sanctions are difficult to determine.
The Group’s consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.
COVID-19
In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. The Group aimed to adapt to such adverse changes in conditions by exploring new ways of monetization and promotion of its products and services and cost optimization. As a result, the Group avoided any significant adverse impact on revenue or operating loss. However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these consolidated

CIAN GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.
21. EVENTS AFTER THE REPORTING PERIOD
In February 2021, the Group received 2,265 in cash by issuing 281 (5,566,900 after the share split) ordinary shares to the existing and new shareholders for financing the acquisition of the N1.ru Group and its operating activity.
In February 2021, the Group completed an acquisition of 100% of the N1.ru Group, one of the leading regional online real estate classifieds in Russia, from a third party for a total cash consideration of 1,785. The primary reason for the business combination was to enhance the Group’s position in Russia’s regions outside Moscow and Saint-Petersburg. The accounting for this business combination was incomplete at the date of issue of these consolidated financial statements, as far as the valuation of identifiable assets acquired in the business combination was not completed and accepted by management. Therefore, the disclosure of expected goodwill and major classes of acquired assets and liabilities assumed could not be made.
In January and March 2021, the Group granted certain employees 32.1 (635,934 after the share split) share-based compensation awards. All these awards are cash-settled.
Starting from January 1, 2021, due to changes in Russian Tax Law, the Group lost the right to use VAT exemption on listing revenue. The Group assessed that this change would not have a significant negative impact on the Group’s operational and financial results.
In May 2021, the Group obtained a waiver from the bank with respect to the breach of covenants as of December 31, 2020 (Note 15).
Capital reorganization
In August 2021, pursuant to a special resolution at a general meeting of its shareholders, the Company:
•
made a 1-for-2,500 split of its ordinary shares.

•
increased the authorized share capital by the creation of additional 121,625,000 ordinary shares of EUR 0.0004 each; and

•
issued and allotted 56,797,500 fully paid ordinary shares of EUR 0.0004 each to its existing shareholders on a pro rata basis.

All share and per share amounts and related information in these consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the share split and pro rata allotment of ordinary shares issued (collectively, the “share split”).
The consolidated financial statements were revised by the directors of the Company on September 2, 2021, to give a retroactive effect to the share split as effected in August 2021 as described above, and not to reflect any other subsequent events since June 23, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholder of N1.ru LLC
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of N1.ru LLC and subsidiaries (the “Group”) as of December 31, 2020 and 2019 and January 1, 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019 and January 1, 2019, and the results of its operations and its cash flows for the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ AO Deloitte & Touche CIS
Moscow, the Russian Federation
June 23, 2021
We have served as the Group’s auditor since 2021.

N1 GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
	Note	2020	2019
Revenue	4	563	645
Operating expenses:
Employee-related expenses	5	(214)	(219)
Marketing expenses	6	(171)	(109)
IT expenses		(29)	(31)
Depreciation and amortization		(24)	(22)
Other operating expenses, net		(54)	(64)
Total operating expenses		(492)	(445)
Operating profit		71	200
Finance income		1	3
Finance costs		(3)	(4)
Foreign currency exchange gain/(loss), net		3	(7)
Profit before income tax		72	192
Income tax expense	7	(14)	(40)
Profit for the year		58	152
Total comprehensive income for the year		58	152
The accompanying notes are an integral part of these consolidated financial statements

N1 GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020, DECEMBER 31, 2019 AND JANUARY 1, 2019
(in millions of Russian Rubles)
	Note	December 31, 2020	December 31, 2019	January 1, 2019
Assets
Non-current assets
Property and equipment		8	7	4
Right-of-use assets	8	23	37	42
Intangible assets		3	3	3
Deferred tax assets		1	1	1
Total non-current assets		35	48	50
Current assets
Short-term loans issued	13	—	—	90
Advances paid and prepaid expenses		3	11	11
Trade and other receivables	9	3	11	14
Prepaid income tax		6	3	1
Cash and cash equivalents	10	132	89	107
Other current assets		5	5	2
Total current assets		149	119	225
Total assets		184	167	275
Equity and liabilities
Equity
Share capital*	11	—	—	—
Retained earnings		114	80	182
Total equity		114	80	182
Liabilities
Non-current liabilities
Lease liabilities	8	15	25	32
Total non-current liabilities		15	25	32
Current liabilities
Contract liabilities	4	25	28	27
Trade and other payables	12	13	15	17
Income tax payable		1	2	3
Other taxes payable		6	4	4
Lease liabilities	8	10	13	10
Total current liabilities		55	62	61
Total liabilities		70	87	93
Total liabilities and equity		184	167	275

*
Share capital is equal to 10,792 RUB. The amount of share capital presented as “—” due to rounding.

Approved for issue and signed by Management on June 23, 2021.
/s/ Dmitry Chernov

Dmitry Chernov, Chief Executive Officer
The accompanying notes are an integral part of these consolidated financial statements

N1 GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles)
	Note	Share capital*	Retained earnings	Total equity
Balance at January 1, 2019		—	182	182
Profit and total comprehensive income for the year		—	152	152
Dividends declared	13	—	(254)	(254)
Balance at December 31, 2019		—	80	80
Balance at January 1, 2020		—	80	80
Profit and total comprehensive income for the year		—	58	58
Dividends declared	13	—	(24)	(24)
Balance at December 31, 2020		—	114	114

*
Share capital is equal to 10,792 RUB. The amount of share capital presented as “—” due to rounding.

The accompanying notes are an integral part of these consolidated financial statements

N1 GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles)
	Note	2020	2019
Cash flows from operating activities
Profit before income tax		72	192
Adjusted for:
Depreciation and amortization		24	22
Changes in allowances for trade receivables	9	3	—
Foreign currency exchange (gain)/loss, net		(3)	7
Finance costs		3	4
Finance income		(1)	(3)
Other non-cash items		1	—
Working capital changes:
Decrease in trade and other receivables		5	3
Decrease in advances paid and prepaid expenses		8	—
Increase in other assets		(1)	(6)
Decrease in trade and other payables		(2)	(2)
(Decrease) / increase in contract liabilities		(3)	1
Increase in other liabilities		3	1
Cash generated from operating activities		109	219
Income tax paid		(19)	(42)
Interest paid	8	(3)	(4)
Interest received		1	3
Net cash generated from operating activities		88	176
Cash flows from investing activities
Purchase of property and equipment		(6)	(7)
Purchase of intangible assets		(5)	(5)
Loans collected		—	90
Net cash (used in /generated from investing activities		(11)	78
Cash flows from financing activities
Dividends paid	13	(21)	(219)
Withholding tax on dividends	13	(3)	(35)
Payment of principal portion of lease liabilities	8	(12)	(11)
Net cash used in financing activities		(36)	(265)
Net increase/(decrease) in cash and cash equivalents		41	(11)
Cash and cash equivalents at the beginning of the year		89	107
Effect of exchange rate changes on cash and cash equivalents		2	(7)
Cash and cash equivalents at the end of the year		132	89
The accompanying notes are an integral part of these consolidated financial statements

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
1.   GENERAL INFORMATION
The consolidated financial statements of N1.ru LLC (hereinafter, “the Company”) and its subsidiaries (collectively, the “N1 Group” or the “Group”) as of and for the years ended December 31, 2020 and December 31, 2019 were authorized for issue by management on June 23, 2021.
N1.ru LLC is a limited liability company incorporated and domiciled in the Russian Federation (“Russia”). Its registered office is at Deputatskaya street 46, premise 2053, 5th floor, Novosibirsk, 630099, Russia.
The Group is principally involved in online real estate classifieds business within the Russian Federation through the Group’s websites and mobile application.
The principal subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:
Subsidiary	Principal activity	% equity interest
		December 31, 2020	December 31, 2019	January 1, 2019
MLSN LLC	Online real estate classifieds	100%	100%	100%
N1 Technologies LLC	IT services and development	100%	100%	100%
All of the principal subsidiaries of the Company are incorporated in Russia.
The Company’s immediate parent company as of December 31, 2020, December 31, 2019 and January 1, 2019 was Hearst Shkulev Digital Regional Network B.V., a company incorporated and domiciled in the Netherlands. The Company’s ultimate controlling party as of December 31, 2020, December 31, 2019 and January 1, 2019 was HS Holding Digital B.V., a company incorporated and domiciled in the Netherlands.
2.   SIGNIFICANT ACCOUNTING POLICIES
2.1   Basis of preparation
a) Statement of compliance
The Group’s consolidated financial statements and the accompanying notes have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These are the Group’s first consolidated financial statements prepared in accordance with IFRSs and compiled by the Group for the first time, applying IFRS 1, First-time Adoption of International Financial Reporting Standards. The Group’s date of transition is January 1, 2019. At the date of transition, the Group elected not to restate business combinations that occurred before the date of transition. No other exemptions were applied to the financial statements.
The Group has consistently applied the accounting policies set out in Note 2.4 to all periods presented in these consolidated financial statements.
The Group has not previously compiled any consolidated financial statements under Russian Accounting Standards (“RAS”), with reporting being required only on a standalone basis for each of the Group’s subsidiaries under RAS. Therefore, the impact of the Group’s transition to IFRS on the Group’s financial position, financial operations and cash flows is not disclosed.

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
b) Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis.
c) Functional and presentation currency
The national currency of the Russian Federation is the Russian Ruble (“RUB”), which is the Company’s functional currency, the functional currency of all of the Group’s subsidiaries, and the currency in which these consolidated financial statements are presented. All financial information presented in RUB has been rounded to the nearest million, except when otherwise indicated.
2.2   Basis of consolidation
Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:
•
power over the investee;

•
exposure, or rights, to variable returns from its involvement with the investee; and

•
the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if any facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control over the subsidiary until the date the Group ceases to control the subsidiary.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to the transactions between members of the Group are eliminated in full on consolidation.
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.
2.3   New standards, interpretations and amendments
The Group applied for the first-time all standards, interpretations and amendments, relevant for its operations, which are effective for annual periods beginning on or after January 1, 2020.
The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The following amended standards and interpretations are not expected to have a material impact on the Group’s consolidated financial statements:
•
IFRS 17 Insurance Contracts (effective date — January 1, 2023).

•
Amendments to IFRS 9, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform. Phase 2 (effective date — January 1, 2021).

•
Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective date — January 1, 2023).

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
•
Reference to the Conceptual Framework — Amendments to IFRS 3 (effective date — January 1, 2022);

•
Property, Plant and Equipment: Proceeds before Intended Use — Amendments to IAS 16 (effective date — January 1, 2022).

•
Onerous Contracts — Costs of Fulfilling a Contract — Amendments to IAS 37 (effective date — January 1, 2022).

•
IFRS 1 First-time Adoption of International Financial Reporting Standards — Subsidiary as a first-time adopter (effective date — January 1, 2022).

•
IFRS 9 Financial Instruments — Fees in the ‘10 per cent’ test for derecognition of financial liabilities ((effective date — January 1, 2022).

•
IAS 41 Agriculture — Taxation in fair value measurements (effective date — January 1, 2022).

2.4    Summary of significant accounting policies
a) Foreign currencies
Transactions in foreign currencies are translated to the functional currency at exchange rates prevailing at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at exchange rates prevailing at the reporting date. Differences arising on settlement or translation of monetary items are recognized within “Foreign currency exchange gain / (loss), net”, in the consolidated statement of profit or loss and other comprehensive income.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
The RUB is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.
b) Revenue from contracts with customers
Revenue from contracts with customers is recognized when control of products or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those products or services.
i. Listing revenue
Listing revenue is derived from offering online listings to real estate professionals on the Group’s websites and mobile app based on a cost per time basis. Payment is received prior to the delivery of online listings. The cash collected from the sale of online listings is initially recorded as contract liability (deferred revenue) in the consolidated statement of financial position and subsequently recognized as revenue over time as customers receive and consume the benefits of the access to online listings over the contractual period. The time period between receipt of payment from the customer and delivery of online listings generally does not exceed twelve months.
ii. Display advertising revenue
The Group’s advertising services allow third parties to place advertisements in particular areas of the Group’s websites and mobile application. Display advertising revenue is recognized over time based on

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
upfront monthly fees agreed in media plans, which also include targeted number of views or clicks during the period of advertisement. Payment is generally due within 30 days from providing advertising services.
c) Operating expenses
Operating expenses consist primarily of employee-related expenses including payroll, advertising and marketing costs, IT expenses including hosting, technical support and telecommunication services, depreciation and amortization expenses and other expenses such as office maintenance, consulting and other general corporate expenses. Operating expenses are expensed as incurred.
d) Income taxes
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Taxable income of the Group’s companies is subject to standard income tax at rate of 20.0% (N1.ru and MLSN) and 16.5% of special tax regime for N1 Technologies. Current tax also includes any tax arising from dividends received from subsidiaries.
e) Property and equipment
Property and equipment are stated at cost, which includes capitalised borrowing costs, less accumulated depreciation and any accumulated impairment losses, if any. The cost of an item of property and equipment is recognized as an asset if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of minor repairs and day-to-day maintenance are expensed when incurred. Cost of replacing major parts or components of property and equipment items that extend the useful lives of assets or increase their revenue-generating capacities are capitalized and the replaced part is retired.
Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over the estimated useful lives of the assets, as follows:
Useful lives in years
Office equipment	1 – 5
An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.
Property and equipment are also subject to impairment. Refer to the accounting policies in section (h) Impairment of non-financial assets excluding goodwill.
f) Leases
Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term as follows:
Lease term in years
Offices	3 – 5
Right-of use assets are also subject to impairment. Refer to the accounting policies in section (h) Impairment of non-financial assets excluding goodwill.
Lease liabilities
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the option to terminate the lease is expected to be exercised. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.
In calculating the present value of lease payments, the Group uses the rate that the Group would expect to borrow at over a similar term with a similar security. The lease liability is measured at amortised cost using the effective interest method. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Short-term leases and leases of low-value assets
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Presentation in the consolidated statement of cash flows
The Group classifies cash payments for the principal portion of lease liabilities within financing activities and cash payments for the interest portion of the lease liabilities within operating activities.
g) Intangible assets
Intangible assets acquired separately are measured upon initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:
•
the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•
its intention to complete and its ability and intention to use or sell the asset;

•
how the asset will generate future economic benefits;

•
the availability of resources to complete the asset; and

•
the ability to measure reliably the expenditure during development.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.
Intangible assets are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for an intangible asset is reviewed at least at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
The amortization of intangible assets is recorded in depreciation and amortization within the consolidated statements of profit or loss and other comprehensive income.
Amortization is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:
Useful lives in years
Trademarks	10
Computer software	1
Other	1 – 2
An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.
h) Impairment of non-financial assets excluding goodwill
At each reporting date, the Group reviews the carrying amounts of its property and equipment, right-of-use assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
Recoverable amount of an asset or a cash-generating unit is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.
i) Cash and cash equivalents
Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand, short-term deposits and amounts receivable under reverse repurchase agreements with a maturity of three months or less, which are subject to an insignificant risk of changes in value.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.
j) Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.
k) Value added tax
Expenses and assets are recognized net of the amount of value added tax (“VAT”), except when the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item.
The net amount of the VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.
m) Financial instruments
Recognition and initial measurement
Trade receivables issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
In accordance with IFRS 9, financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.
In accordance with IFRS 9, financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and financial liabilities at amortized cost, as appropriate.
The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. A trade receivable without a significant financing

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
component is initially measured at the transaction price. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.
In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
The Group’s financial assets include cash and cash equivalents, security deposits, trade and other receivables. The Group’s financial liabilities include trade and other payables, lease liabilities and borrowings.
Fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.
Fair value of traded financial instruments is determined on each reporting date on the basis of market quotations or dealers’ quotations without transaction costs deduction. For the financial instruments which are not traded on the market, fair value is determined with the use of appropriate valuation methods. These methods include use of market transactions data, use of data on the current fair value of other similar financial instruments, analysis of discounted cash flows or other valuation methods.
The Group uses the following structure for determination and disclosure of valuation methods of fair value of financial instruments:
•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•
Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•
Level 3 inputs are unobservable inputs for the asset or liability.

Subsequent measurement
Financial assets and financial liabilities at amortized cost
This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:
•
the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the consolidated statement of profit or loss and other comprehensive income.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:
•
the rights to receive cash flows from the asset have expired; or

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

•
either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or is cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss and other comprehensive income.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (ECLs) for all financial assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. ECLs are discounted at the effective interest rate of the financial asset in case of long-term assets. The Group measures loss allowances at an amount equal to lifetime ECLs.
The Group applies a simplified approach in calculating lifetime ECLs for accounts receivable. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
For all other financial assets, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
When determining whether the credit risk of a financial instrument has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.
The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:
•
the financial instrument has a low risk of default — when the counterparty has an external credit rating of ‘investment grade’ in accordance with the globally understood definition (rating Baa3 or higher, based on Moody’s ratings);

•
the debtor has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group considers a financial asset in default when contractual payments are 180 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Allowances for expected credit losses for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
3.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The preparation of the Group’s consolidated financial statements requires management to make judgements; estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities; and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Management has determined that there are no significant areas of estimation uncertainty or critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the Group’s consolidated financial statements.
4.   REVENUE FROM CONTRACTS WITH CUSTOMERS
4.1   Disaggregated revenue information
Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
For the year ended December 31, 2020
	At a point in time	Over time	Total revenue
Listing revenue	—	537	537
Display advertising revenue	—	24	24
Other revenue	2	—	2
Total revenue	2	561	563
For the year ended December 31, 2019
	At a point in time	Over time	Total revenue
Listing revenue	—	621	621
Display advertising revenue	—	23	23
Other revenue	1	—	1
Total revenue	1	644	645
Revenue is generated within the Russian Federation.
4.2 Contract balances
The following table provides information about the Group’s trade receivables and contract liabilities from contracts with customers:
	December 31, 2020	December 31, 2019	January 1, 2019
Trade receivables	3	10	13
Contract liabilities	(25)	(28)	(27)
Contract liabilities represent the transaction price allocated to unsatisfied performance obligations, advances received from customers before the Group transfers the related products or services. Contract liabilities are recognized as revenue when the Group transfers control over the related products or services to the customer. The total amount of contract liabilities as of each year end has been or will be recognized as revenue in the subsequent year.
5.   EMPLOYEE-RELATED EXPENSES
	2020	2019
Wages, salaries and related taxes	(211)	(210)
Other employee-related expenses	(3)	(9)
Total employee-related expenses	(214)	(219)
6.   MARKETING EXPENSES
	2020	2019
Online marketing	(129)	(71)
Offline marketing	(32)	(27)
Other marketing expenses	(10)	(11)
Total marketing expenses	(171)	(109)

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Marketing expenses are only purchased advertising exclusive of any employee-related expenses.
7.   INCOME TAX
The major components of income tax expense for the years ended December 31, 2020 and December 31, 2019 are:
	2020	2019
Current income tax expense	(14)	(40)
Deferred tax expense	—	—
Income tax expense	(14)	(40)
Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:
	2020	2019
Profit before income tax	72	192
Income tax expense calculated at Russia’s statutory income tax rate (20%)	(14)	(38)
Other non-deductible expenses	—	(2)
Income tax expense for the year	(14)	(40)
8.   LEASES
The Group leases several office buildings to provide employees with comfortable working conditions. Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:
	Right-of-use assets	Lease liabilities
As of January 1, 2019	42	(42)
Additions	3	(3)
Modification	5	(4)
Depreciation expense	(13)	—
Interest expense	—	(4)
Payments	—	15
As of December 31, 2019	37	(38)
Additions	1	(1)
Modification	(2)	2
Depreciation expense	(13)	—
Interest expense	—	(3)
Payments	—	15
As of December 31, 2020	23	(25)
The Group recognized lease payments in the amount of 3 relating to short-term leases as other operating expenses (2019: 4).
The maturity analysis of lease liabilities based on contractual undiscounted payments is disclosed in Note 14.

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
9.   TRADE AND OTHER RECEIVABLES
	December 31, 2020	December 31, 2019	January 1, 2019
Trade receivables from third parties	15	19	22
Other receivables from third parties	—	1	1
Allowance for expected credit losses (ECL)	(12)	(9)	(9)
Total trade and other receivables	3	11	14
Trade and other receivables are non-interest bearing and are generally on terms of 30 days.
Set out below is the movement in the allowance for expected credit losses of accounts receivable:
	2020	2019
Balance at the beginning of the year	(9)	(9)
Allowance for expected credit losses and impaired receivables	(3)	—
Balance at the end of the year	(12)	(9)
Information about the Group’s exposure to credit risk is presented in Note 14.
10. CASH AND CASH EQUIVALENTS
	December 31, 2020	December 31, 2019	January 1, 2019
Cash at banks and on hand	91	89	107
Cash equivalents	41	—	—
Total cash and cash equivalents	132	89	107
Cash equivalents are represented by the reverse repo agreements. As part of these transactions, the Group provides cash to third parties in exchange for bonds of Derzhava Platforma LLC. These bonds may be sold only to the previous owner at the established date at the price determined at the stage of contract conclusion. The agreement is concluded between the Group and a bank for the period of less than 3 months. Information about the credit risk over cash and cash equivalents is presented in Note 14.
11.   SHARE CAPITAL
As of December 31, 2020, December 31, 2019 and January 1, 2019, the share capital of the company comprised the following shareholders:
•
Hearst Shkulev Digital Regional Network B. V. — 92.66%;

•
Individuals — 7.34%.

No changes in share capital took place during 2020 and 2019. All above shares are fully paid.
12.   TRADE AND OTHER PAYABLES
	December 31, 2020	December 31, 2019	January 1, 2019
Trade payables	10	11	14
Unused vacation provision	3	4	3
Trade and other payables	13	15	17

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Trade payables are non-interest bearing and are normally settled on 60-day terms. The Group’s exposure to liquidity risk related to trade and other payables is disclosed in Note 14.
13.   RELATED PARTIES
Related parties include shareholders, ultimate owners and members of key management personnel as well as companies which are under legal ownership, significant influence or control of shareholders or ultimate owners of the Group.
Transactions with key management personnel
Key management is represented by the Chief Executive Officer.
The remuneration of key management personnel for the years ended December 31, 2020 and December 31, 2019 amounted to:
	2020	2019
Short-term employee benefits	10	5
Total key management remuneration	10	5
During 2020 and 2019, there were no transactions or outstanding balances with key management personnel. No guarantees have been given or received.
Transactions with shareholders
The aggregate value of transactions with shareholders was as follows:
	2020	2019
Dividends declared	24	254
Dividends paid, net of tax	21	219
Other related party transactions
The following table provides the total amount of transactions that have been entered into with other related parties for the relevant financial year.
		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Subsidiaries of the Group’s parent	2020	—	50	—	—
Subsidiaries of the Group’s parent	2019	—	52	—	5
Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees given or received.
As of January 1, 2019 a loan in the amount of 90 was issued to a related party. The loan was fully repaid in September 2019. No other loans were issued during 2020 and 2019.
14.   FINANCIAL RISK MANAGEMENT
14.1   Financial assets and financial liabilities
The following table shows the carrying amounts of financial assets and financial liabilities. The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost.

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values on the basis of short-term nature or calculation of amortized cost using market rates.
	December 31, 2020	December 31, 2019	January 1, 2019
Financial assets measured at amortized cost
Cash and cash equivalents (Note 10)	132	89	107
Trade and other receivables (Note 9)	3	11	14
Total financial assets	135	100	121
Financial liabilities measured at amortized cost
Trade and other payables (Note 12)	(10)	(11)	(14)
Lease liabilities (Note 8)	(25)	(38)	(42)
Total financial liabilities	(35)	(49)	(56)
14.2   Financial risk management
The Group is exposed to risks that arise from its use of financial instruments. The Group has exposure to the following risks arising from financial instruments: market risk, credit risk and liquidity risk.
There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods.
14.2.1 Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Group, comprises of currency risk. Financial instruments affected by market risk include cash and cash equivalents.
The Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s cash and cash equivalents. The Group keeps part of its cash and cash equivalents in EUR to manage against the risk of RUB decline or devaluation.
The table below summarizes the Group’s exposure to foreign currency exchange rate risk at the end of each reporting period:
	December 31, 2020	December 31, 2019	January 1, 2019
Cash and cash equivalents
EUR	34	20	35
Total	34	20	35

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
14.2.2 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its cash and cash equivalents held with banks.
Trade receivables
The Group performs an impairment analysis at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due. The calculation reflects the probability-weighted outcome.
The following tables provide information about the exposure to expected credit losses for trade receivables as of December 31, 2020, December 31, 2019 and January 1, 2019.
	Weighted average loss rate	Gross book value	Estimated allowance for impairment	Credit- impaired assets
December 31, 2020
Neither past due nor impaired	5%	1	—	No
Past due 0 – 30 days	18%	1	—	No
Past due 31 – 90 days	34%	1	—	No
Past due 91 – 180 days	68%	1	—	No
Past due more than 180 days	97%	11	(12)	Yes
		15	(12)
	Weighted average loss rate	Gross book value	Estimated allowance for impairment	Credit- impaired assets
December 31, 2019
Neither past due nor impaired	3%	5	—	No
Past due 0 – 30 days	9%	2	—	No
Past due 31 – 90 days	35%	1	—	No
Past due 91 – 180 days	34%	1	—	No
Past due more than 180 days	77%	11	(9)	Yes
		20	(9)
	Weighted average loss rate	Gross book value	Estimated allowance for impairment	Credit- impaired assets
January 1, 2019
Neither past due nor impaired	4%	5	—	No
Past due 0 – 30 days	14%	3	—	No
Past due 31 – 90 days	27%	2	(1)	No
Past due 91 – 180 days	47%	4	(2)	No
Past due more than 180 days	68%	9	(6)	Yes
		23	(9)

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
Cash and cash equivalents
The Group held cash and cash equivalents of 132, 89 and 107 at December 31, 2020, December 31, 2019 and January 1, 2019, respectively. The cash and cash equivalents are primarily held with banks, which are rated not less than Baa3, based on Moody’s ratings. As of December 31, 2020, the Group held 68% of its cash and cash equivalents with banks having external credit ratings not less than Baa3 (December 31, 2019: 99% and January 1, 2019: 66%).
Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. No impairment allowance was recognized at December 31, 2020 (December 31, 2019 and January 1, 2019: nil).
14.2.3 Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.
The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include estimated interest payments. It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.
	Carrying amount	Total	Within 1 year	1 to 3 years	3 to 5 years	> 5 years
December 31, 2020
Lease liabilities	(25)	(29)	(14)	(15)	—	—
Trade and other payables	(10)	(10)	(10)	—	—	—
	(35)	(39)	(24)	(15)	—	—
	Carrying amount	Total	Within 1 year	1 to 3 years	3 to 5 years	> 5 years
December 31, 2019
Lease liabilities	(38)	(45)	(16)	(29)	—	—
Trade and other payables	(11)	(11)	(11)	—	—	—
	(49)	(56)	(27)	(29)	—	—
	Carrying amount	Total	Within 1 year	1 to 3 years	3 to 5 years	> 5 years
January 1, 2019
Lease liabilities	(42)	(38)	(11)	(22)	(5)	—
Trade and other payables	(14)	(14)	(14)	—	—	—
	(56)	(52)	(25)	(22)	(5)	—
14.3   Changes in liabilities arising from financing activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.
	January 1, 2020	Financing cash flows	Leases (non-cash)	December 31, 2020
Lease liabilities	38	(12)	(1)	25
	38	(12)	(1)	25
	January 1, 2019	Financing cash flows	Leases (non-cash)	December 31, 2019
Lease liabilities	42	(11)	7	38
	42	(11)	7	38
14.4   Capital management
The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern. This is achieved through effective cash management and continuous monitoring of the Group’s forecasts.
No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and December 31, 2019.
15.   CONTINGENCIES
Legal proceedings
During the periods covered by the Group’s consolidated financial statements and in subsequent period until their approval, the Group has been, and continues to be, subject to legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the ultimate liability, if any, arising from such proceedings and adjudications, will not have a material adverse impact on the Group’s financial position or operating results.
Russian Federation tax and regulatory environment
The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.
Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years, while under certain circumstances reviews may cover longer periods.
Operating environment
The Group’s operations are concentrated in the Russian Federation. Consequently, the Group is exposed to the economic and financial environment in the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and

N1 GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019
(in millions of Russian Rubles, unless otherwise stated)
are subject to varying interpretations and frequent changes which combined with other legal and fiscal impediments aggravate the challenges faced by entities operating in the Russian Federation.
Starting in 2014, the United States of America, the European Union and some other countries have imposed and gradually expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty, including more volatile equity markets, a depreciation of the Russian Ruble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The long-term effects of the imposed and possible additional sanctions are difficult to determine.
The Group’s consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.
COVID-19
In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn.
Although the Group’s business is inextricably linked to online services, the lockdown measures imposed due to COVID-19 had an adverse effect on the Group’s operating activities: revenue decreased by 13% in 2020 compared to the previous year and operating profit margin decreased from 31% to 13%. However, the Group continues to generate positive cash flow and maintains positive financial result for the reporting period.
The full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.
16.   EVENTS AFTER THE REPORTING PERIOD
In February 2021, Mimons Investments Limited (part of CIAN Group) acquired 100% of voting shares of the Company. As a result of this transaction, Elbrus Capital Fund II L.P. has become the new ultimate controlling party of the Company.
Starting from January 1, 2021, due to changes in Russian Tax Law, the Group lost the right to use VAT exemption on listing revenue. The Group assessed that this change would not have a significant negative impact on the Group’s operational and financial results.

18,213,400 American Depositary Shares
Representing 18,213,400 Ordinary Shares
Morgan Stanley	Goldman Sachs International	J.P. Morgan
BofA Securities	RenCap	VTB Capital
Alfa CIB	AO Raiffeisenbank	Tinkoff
Through and including November 29, 2021 (25 days after the commencement of this offering), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.